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Annex A
Annex G

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-184197

Proxy Statement	Prospectus

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Shareholder:

        On August 7, 2012, The Savannah Bancorp, Inc., or SAVB, and SCBT Financial Corporation, or SCBT, entered into an Agreement and Plan of Merger (which we refer to as the merger agreement) under which SAVB will merge with and into SCBT, with SCBT continuing as the surviving corporation. Immediately following the completion of the merger, The Savannah Bank, N.A. and Bryan Bank & Trust, each a wholly owned bank subsidiary of SAVB, will merge with and into SCBT's wholly owned bank subsidiary, with SCBT's bank subsidiary continuing as the surviving bank (we refer to these bank mergers collectively as the bank mergers).

        In the merger, each share of SAVB common stock will be converted into 0.2503 shares of SCBT common stock. Each outstanding option to purchase shares of SAVB common stock will vest in full and, if not exercised prior to closing, will be converted into the right of the holder to receive cash in an amount equal to the product of (A) the excess, if any, of the closing price per share of SAVB common stock immediately prior to the effective time of the merger over the per-share exercise price of such option, and (B) the number of shares of SAVB common stock subject to such option, less any required income or employment tax withholding. Each outstanding share of SAVB restricted common stock will vest in full and will be converted into the right to receive the merger consideration less applicable withholding taxes. The maximum number of shares of SCBT common stock to be delivered to holders of shares of SAVB common stock upon completion of the merger is approximately 1,836,751 shares, based on the number of shares of SAVB common stock outstanding as of October 24, 2012 and assuming full exercise of all outstanding and unexercised stock options.

        SAVB and SCBT will each hold a special meeting of its respective shareholders in connection with the merger. SAVB shareholders will be asked to approve (i) the proposal to approve the merger agreement, (ii) the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement and (iii) the proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB. SCBT shareholders will be asked to vote on a proposal to approve the issuance of shares of SCBT common stock to SAVB shareholders in connection with the merger (which we refer to as the stock issuance) and will also be asked to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the approval of the stock issuance.

        The special meeting of SAVB shareholders will be held on November 30, 2012 at the Hyatt Regency, 2 West Bay Street, Savannah, Georgia at 9:00 a.m. local time. The special meeting of SCBT shareholders will be held on November 30, 2012 at SCBT's headquarters in the Habersham Conference Room on the third floor, 520 Gervais Street, Columbia, South Carolina, at 10:00 a.m. local time.

        The market value of the merger consideration will fluctuate with the market price of SCBT common stock and will not be known at the time SAVB shareholders vote on the merger. SCBT common stock is currently quoted on the NASDAQ Global Select Market under the symbol "SCBT." On October 24, 2012, the last practicable trading day before the date of this joint proxy statement/prospectus, the closing share price of SCBT common stock was $39.38 per share as reported on the NASDAQ Global Select Market. We urge you to obtain current market quotations for SCBT and SAVB.

        The merger is intended to be treated as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, and holders of SAVB common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of SAVB common stock for shares of SCBT common stock in the merger, except with respect to any cash received in lieu of fractional shares of SCBT common stock.

        Your vote is important. We cannot complete the merger unless SAVB's shareholders approve the merger agreement and SCBT's shareholders approve the stock issuance. In order for the merger to be approved, (1) at least a majority of all the votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement must be voted in favor of the proposal to approve the merger agreement, and (2) at least a majority of SCBT's common stock entitled to vote and represented in person or by proxy at the SCBT special meeting must be voted in favor of the proposal to approve the stock issuance. Regardless of whether or not you plan to attend your special meeting, please take the time to vote your shares in accordance with the instructions contained in this joint proxy statement/prospectus.

        SAVB's board of directors has determined that the merger agreement and transactions contemplated thereby, including the merger, are in the best interests of SAVB and its shareholders, has unanimously approved the merger agreement and unanimously recommends that SAVB shareholders vote "FOR" the proposal to approve the merger agreement, "FOR" the proposal to adjourn the SAVB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement and "FOR" the proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB.

        SCBT's board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of SCBT and its shareholders, has unanimously approved the merger agreement and unanimously recommends that SCBT shareholders vote "FOR" the proposal to approve the stock issuance and "FOR" the proposal to adjourn the SCBT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance.

        This joint proxy statement/prospectus describes the special meetings, the merger, the documents related to the merger and other related matters. Please carefully read this entire joint proxy statement/prospectus, including "Risk Factors," beginning on page 31, for a discussion of the risks relating to the proposed merger. You also can obtain information about SCBT from documents that it has filed with the Securities and Exchange Commission.

        If you have any questions concerning the merger, SAVB shareholders should please contact Michael W. Harden, Jr., Chief Financial Officer, 25 Bull Street, Savannah, Georgia 31401 at (912) 629-6500, and SCBT shareholders should please contact Renee R. Brooks, Corporate Secretary, 520 Gervais Street, Columbia, South Carolina 29201 at (800) 277-2175. We look forward to seeing you at the meetings.

Robert R. Hill Jr. President and Chief Executive Officer SCBT Financial Corporation	John C. Helmken II President and Chief Executive Officer The Savannah Bancorp, Inc.

        Neither the Securities and Exchange Commission, the Board of Governors of the Federal Reserve System, the Office of the Comptroller of the Currency, the Federal Deposit Insurance Corporation, nor any state securities commission or any other bank regulatory agency has approved or disapproved the securities to be issued in the merger or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

        The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either SCBT or SAVB, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

        The date of this joint proxy statement/prospectus is October 26, 2012, and it is first being mailed or otherwise delivered to the shareholders of SCBT and SAVB on or about October 29, 2012.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of SCBT Financial Corporation:

        SCBT Financial Corporation will hold a special meeting of shareholders at 10:00 a.m. local time, on November 30, 2012, at its headquarters, in the Habersham Conference Room on the third floor, 520 Gervais Street, Columbia, South Carolina to consider and vote upon the following matters:

  •
  a proposal to issue shares of SCBT common stock to SAVB shareholders in connection with the merger;

  •
  a proposal to adjourn the SCBT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance.

        We have fixed the close of business on October 24, 2012 as the record date for the special meeting. Only SCBT common shareholders of record at that time are entitled to notice of, and to vote at, the SCBT special meeting, or any adjournment or postponement of the SCBT special meeting. The approval of the stock issuance proposal requires the affirmative vote of holders of a majority of the SCBT common stock represented in person or by proxy at the SCBT special meeting, assuming a quorum is present.

        SCBT's board of directors has unanimously approved the merger agreement, has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of SCBT and its shareholders, and unanimously recommends that SCBT shareholders vote "FOR" the proposal to approve of the stock issuance and "FOR" the proposal to adjourn the SCBT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance.

        Your vote is very important. We cannot complete the merger unless SCBT's common shareholders approve the stock issuance.

        Regardless of whether you plan to attend the SCBT special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record of SCBT, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in "street name" through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

        The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of SCBT common stock, please contact Renee R. Brooks, Corporate Secretary, 520 Gervais Street, Columbia, South Carolina 29201, at (800) 277-2175.

BY ORDER OF THE BOARD OF DIRECTORS,
Renee R. Brooks Corporate Secretary

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders of The Savannah Bancorp, Inc.:

        The Savannah Bancorp, Inc. will hold a special meeting of shareholders at 9:00 a.m. local time, on November 30, 2012, at the Hyatt Regency, 2 West Bay Street, Savannah, Georgia to consider and vote upon the following matters:

  •
  a proposal to approve the Agreement and Plan of Merger, dated as of August 7, 2012, by and between SCBT Financial Corporation and The Savannah Bancorp, Inc., pursuant to which SAVB will merge with and into SCBT Financial Corporation as more fully described in the attached joint proxy statement/prospectus;

  •
  a proposal to adjourn the SAVB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB.

        We have fixed the close of business on October 24, 2012 as the record date for the SAVB special meeting. Only SAVB common shareholders of record at that time are entitled to notice of, and to vote at, the SAVB special meeting, or any adjournment or postponement of the SAVB special meeting. In order for the merger to be approved, at least a majority of all the votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement must be voted in favor of the proposal to approve the merger agreement.

        Your vote is very important. We cannot complete the merger unless SAVB's common shareholders approve the merger agreement.

        Regardless of whether you plan to attend the SAVB special meeting, please vote as soon as possible. If you hold stock in your name as a shareholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. If you hold your stock in "street name" through a bank or broker, please follow the instructions on the voting instruction card furnished by the record holder.

        The enclosed joint proxy statement/prospectus provides a detailed description of the special meeting, the merger, the documents related to the merger and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents incorporated in the joint proxy statement/prospectus by reference, and its appendices carefully and in their entirety. If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of SAVB common stock, please contact Corporate Secretary, 25 Bull Street, Savannah, Georgia 31401, at (912) 629-6500.

        SAVB's board of directors has unanimously approved the merger and the merger agreement and unanimously recommends that SAVB shareholders vote "FOR" the proposal to approve the merger agreement, "FOR" the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement and "FOR" the proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB.

BY ORDER OF THE BOARD OF DIRECTORS,
James W. Royal, Sr. Corporate Secretary

REFERENCES TO ADDITIONAL INFORMATION

        This joint proxy statement/prospectus incorporates important business and financial information about SCBT Financial Corporation from documents filed with or furnished to the Securities and Exchange Commission, or SEC, that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by SCBT, as well as any documents filed with or furnished to the SEC by SAVB, at no cost from the SEC's website at http://www.sec.gov. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting the appropriate company at the following address:

SCBT Financial Corporation	The Savannah Bancorp, Inc.
520 Gervais Street	P.O. Box 188
Columbia, South Carolina 29201	Savannah, Georgia 31402
Attention: Secretary	Attention: Secretary
Telephone: (800) 277-2175	Telephone: (912) 629-6500

        You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your special meeting. This means that SCBT shareholders requesting documents must do so by November 23, 2012, in order to receive them before the SCBT special meeting, and SAVB shareholders requesting documents must do so by November 23, 2012, in order to receive them before the SAVB special meeting.

        In addition, if you are a SAVB shareholder and have questions about the merger or the SAVB special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Michael W. Harden, Jr., Chief Financial Officer, at the following address and telephone number:

25 Bull Street
Savannah, Georgia 31401
(912) 629-6500

        If you are a SCBT shareholder and have questions about the stock issuance or the SCBT special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, you may contact Renee R. Brooks, Corporate Secretary, at the following address and telephone number:

520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175

        You should rely only on the information contained in or incorporated by reference into this document. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this document. This document is dated October 26, 2012, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into this document is accurate as of the date of such document. Neither the mailing of this document to SAVB shareholders or SCBT shareholders nor the issuance by SCBT of shares of SCBT common stock in connection with the merger will create any implication to the contrary.

        This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding SAVB has been provided by SAVB and information contained in this document regarding SCBT has been provided by SCBT.

See "Where You Can Find More Information" for more details.

i

Page
Opinion of SunTrust Robinson Humphrey, Inc.	79
Opinion of FIG Partners, LLC	92
SCBT's Reasons for the Merger; Recommendation of SCBT's Board of Directors	96
Interests of SAVB's Directors and Executive Officers in the Merger	97
Advisory (Non-Binding) Vote on the Compensation Proposal	104
Public Trading Markets	105
SCBT's Dividend Policy	105
Dissenters' Rights in the Merger	105
Regulatory Approvals Required for the Merger	106
Litigation Relating to the Merger	108
THE MERGER AGREEMENT	109
Structure of the Merger	109
Treatment of SAVB Stock Options and Other Equity-Based Awards	109
Closing and Effective Time of the Merger	110
Conversion of Shares; Exchange of Certificates	111
Representations and Warranties	111
Covenants and Agreements	114
SAVB Shareholder Meeting and Recommendation of SAVB's Board of Directors	119
SCBT Shareholder Meeting and Recommendation of SCBT's Board of Directors	119
Agreement Not to Solicit Other Offers	119
Conditions to Complete the Merger	121
Termination of the Merger Agreement	122
Effect of Termination	123
Termination Fee	123
Expenses and Fees	124
Amendment, Waiver and Extension of the Merger Agreement	124
Voting Agreements	124
Advisory Board Member Agreements	125
ACCOUNTING TREATMENT	126
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	126
Tax Consequences of the Merger Generally	127
Information Reporting and Backup Withholding	128
DESCRIPTION OF CAPITAL STOCK OF SCBT	129
COMPARISON OF SHAREHOLDERS' RIGHTS	131
COMPARATIVE MARKET PRICES AND DIVIDENDS	140
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SAVB	141
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SCBT	143
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SAVB AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 AND FOR THE SIX MONTHS ENDED JUNE 30, 2012	145
LEGAL MATTERS	178
EXPERTS	178

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SCBT AND
SAVB SPECIAL MEETINGS

        The following are some questions that you may have about the merger and the SCBT or SAVB special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger and the SCBT or SAVB special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

        Unless the context otherwise requires, references in this joint proxy statement/prospectus to "SCBT" refer to SCBT Financial Corporation, a South Carolina corporation, and its affiliates. Unless the context otherwise requires, references in this joint proxy statement/prospectus to "SAVB" refer to The Savannah Bancorp, Inc., a Georgia corporation, and its affiliates.

Q:
Why am I receiving this joint proxy statement/prospectus?

A:
SCBT has entered into an Agreement and Plan of Merger, dated as of August 7, 2012 (which we refer to as the "merger agreement") with SAVB. Under the merger agreement, SAVB will be merged with and into SCBT, with SCBT continuing as the surviving company. Immediately following the merger, The Savannah Bank, N.A. and Bryan Bank & Trust, each a wholly owned bank subsidiary of SAVB, will merge with and into SCBT's wholly owned bank subsidiary, with SCBT's bank subsidiary continuing as the surviving bank (we refer to these bank mergers collectively as the "bank mergers"). A copy of the merger agreement is included in this joint proxy statement/prospectus as Annex A.

  The merger cannot be completed unless, among other things:

  •
  a majority of SCBT's common stock entitled to vote and represented in person or by proxy at the SCBT special meeting are voted in favor of the proposal to approve the issuance of shares of SCBT common stock to SAVB shareholders in connection with the merger (which we refer to as the "stock issuance"); and

  •
  a majority of all the votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement are voted in favor of the proposal to approve the merger agreement.

  In addition, SCBT is soliciting proxies from its shareholders with respect to one additional proposal; completion of the merger is not conditioned upon receipt of this approval:

  •
  a proposal to adjourn the SCBT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the "SCBT adjournment proposal").

  Furthermore, SAVB is soliciting proxies from its shareholders with respect to two additional proposals; completion of the merger is not conditioned upon receipt of these approvals:

  •
  a proposal to adjourn the SAVB special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement if there are insufficient votes at the time of such adjournment to approve such proposal (which we refer to as the "SAVB adjournment proposal"); and

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to agreements or arrangements with SAVB (which we refer to as the "compensation proposal").

  Each of SCBT and SAVB will hold separate special meetings to obtain these approvals (which we refer to as the "SCBT special meeting" and the "SAVB special meeting," respectively). This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the special meetings, and you should read it carefully. It is a joint proxy statement because both the SCBT and SAVB boards of directors are soliciting proxies from their respective shareholders. It is a prospectus because SCBT will issue shares of SCBT common stock to holders of SAVB common stock in connection with the merger. The enclosed materials allow you to have your shares voted by proxy without attending your respective meeting. Your vote is important. We encourage you to submit your proxy as soon as possible.

Q:
What will I receive in the merger?

A:
SCBT shareholders:    If the merger is completed, SCBT shareholders will not receive any merger consideration and will continue to hold the shares of SCBT common stock that they currently hold. Following the merger, shares of SCBT common stock will continue to be traded on the NASDAQ Global Select Market under the symbol "SCBT."

  SAVB shareholders:    If the merger is completed, you will receive 0.2503 of a share of SCBT common stock, which we refer to as the exchange ratio, for each share of SAVB common stock that you hold immediately prior to the merger. SCBT will not issue any fractional shares of SCBT common stock in the merger. SAVB shareholders who would otherwise be entitled to a fractional share of SCBT common stock upon the completion of the merger will instead receive an amount in cash based on the average price per share of SCBT common stock for the 10 trading days immediately preceding (but not including) the day on which the merger is completed, which we refer to as the SCBT closing share value.

Q:
Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?

A:
The value of the merger consideration may fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for SCBT common stock. In the merger, SAVB shareholders will receive a fraction of a share of SCBT common stock for each share of SAVB common stock they hold. Any fluctuation in the market price of SCBT common stock after the date of this joint proxy statement/prospectus will change the value of the shares of SCBT common stock that SAVB shareholders will receive.

Q:
How does SAVB's board of directors recommend that I vote at the special meeting?

A:
SAVB's board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement, "FOR" the SAVB adjournment proposal and "FOR" the compensation proposal.

Q:
When and where are the special meetings?

A:
The SCBT special meeting will be held at SCBT's headquarters in the Habersham Conference Room on the third floor, 520 Gervais Street, Columbia, South Carolina on November 30, 2012, at 10:00 a.m. local time.

  The SAVB special meeting will be held at the Hyatt Regency, 2 West Bay Street, Savannah, Georgia, on November 30, 2012, at 9:00 a.m. local time.

Q:
What do I need to do now?

A:
After you have carefully read this joint proxy statement/prospectus and have decided how you wish to vote your shares, please vote your shares promptly so that your shares are represented and voted at the special meeting. If you hold your shares in your name as a shareholder of record, you must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible. If you hold your shares in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. "Street name" shareholders who wish to vote in person at the special meeting will need to obtain a proxy form from the institution that holds their shares.

Q:
What constitutes a quorum for the SCBT special meeting?

A:
The presence at the SCBT special meeting, in person or by proxy, of holders of a majority of the outstanding shares of SCBT common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What constitutes a quorum for the SAVB special meeting?

A:
The presence at the SAVB special meeting, in person or by proxy, of holders of a majority of the outstanding shares of SAVB common stock will constitute a quorum for the transaction of business. Abstentions and broker non-votes, if any, will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:
What is the vote required to approve each proposal?

A:
SCBT special meeting:    Approval of each of the stock issuance and adjournment proposals requires the affirmative vote of a majority of the shares of SCBT common stock entitled to vote and represented in person or by proxy at the SCBT special meeting, assuming a quorum is present.

  SAVB special meeting:    Approval of the merger agreement requires the affirmative vote of at least a majority of all votes entitled to be cast on the merger agreement by all of the shareholders of SAVB's common stock entitled to vote on the merger agreement as of the close of business on October 24, 2012, the record date for the special meeting. If you (i) fail to submit a proxy or vote in person at the SAVB special meeting, (ii) mark "ABSTAIN" on your proxy or (iii) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote "AGAINST" the proposal. Approval of the SAVB adjournment proposal requires the affirmative vote of a majority of the shares of SAVB common stock represented in person or by proxy at the special meeting and entitled to vote thereon. Approval of the compensation proposal requires the affirmative vote of a majority of the shares of SAVB's common stock represented in person or by proxy at the special meeting and entitled to vote thereon.

Q:
What impact will my vote have on the amounts that certain executive officers of SAVB will or may receive in connection with the merger?

A:
Certain of SAVB's executive officers are entitled, pursuant to the terms of their existing compensation arrangements with SAVB, to receive certain payments in connection with the merger. If the merger is completed, SAVB is contractually obligated to make these payments to these executives. Accordingly, even if the SAVB shareholders vote not to approve these payments, the compensation will be payable, subject only to the terms and conditions of the arrangements. SAVB is seeking your approval of these payments, on an advisory (non-binding) basis, in order to comply with the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 and related SEC rules. Pursuant to applicable SEC rules, the payments that may be paid or become payable pursuant to the new employment agreements by and between each of Mr. Helmken, Mr. Keith, Mr. Harden and Mr. Hayes and SCBT (as each is described later in this joint proxy statement/prospectus) are not subject to this advisory vote.

Q:
Why is my vote important?

A:
If you do not submit a proxy or vote in person, it may be more difficult for SCBT or SAVB to obtain the necessary quorum to hold their special meetings. In addition, if you are a SAVB shareholder, your failure to submit a proxy or vote in person, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote against approval of the merger agreement. The merger agreement must be approved by the affirmative vote of at least a majority of all votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement. SAVB's board of directors unanimously recommends that you vote "FOR" the proposal to approve the merger agreement.

Q:
If my shares of common stock are held in "street name" by my bank or broker, will my bank or broker automatically vote my shares for me?

A:
No. Your bank or broker cannot vote your shares without instructions from you. You should instruct your bank or broker how to vote your shares in accordance with the instructions provided to you. Please check the voting form used by your bank or broker.

Q:
What if I abstain from voting or fail to instruct my bank or broker?

A:
SCBT shareholders:    If you mark "ABSTAIN" on your proxy with respect to the stock issuance proposal or the SCBT adjournment proposal, it will have the same effect as a vote "AGAINST" the proposal. If you fail to submit a proxy or vote in person at the SCBT special meeting or fail to instruct your bank or broker how to vote with respect to the stock issuance proposal or the SCBT adjournment proposal, it will have no effect on the proposal.

  SAVB shareholders:    If you (i) fail to submit a proxy or vote in person at the SAVB special meeting, (ii) mark "ABSTAIN" on your proxy or (iii) fail to instruct your bank or broker how to vote with respect to the proposal to approve the merger agreement, it will have the same effect as a vote "AGAINST" the proposal. If you fail to submit a proxy or vote in person at the SAVB special meeting or fail to instruct your bank or broker how to vote with respect to the SAVB adjournment proposal or the compensation proposal, it will have no effect on such proposals. If you mark "ABSTAIN" on your proxy with respect to the SAVB adjournment proposal or the compensation proposal, it will have the same effect as a vote "AGAINST" such proposals.

Q:
How do I vote if I own shares through the SAVB stock fund of the SAVB 401(k) Plan?

A:
If you own shares through the SAVB stock fund of The Savannah Bancorp, Inc. Employee Savings & Profit Sharing Plan (which we refer to in this proxy statement as the "SAVB 401(k) Plan"), the proxy card includes the shares you hold in the SAVB 401(k) Plan as well as the shares you hold outside of the SAVB 401(k) Plan. You are considered a shareholder of record and must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible.

Q:
Can I attend the special meeting and vote my shares in person?

A:
Yes. All shareholders of SCBT and SAVB, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend their respective special meetings. Holders of record of SCBT and SAVB common stock can vote in person at the SCBT special meeting and SAVB special meeting, respectively. If you are not a shareholder of record, you must obtain a proxy, executed in your favor, from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meetings. If you plan to attend your special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. SCBT and SAVB reserve the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the SCBT or SAVB special meeting is prohibited without SCBT's or SAVB's express written consent, respectively.

Q:
Can I change my vote?

A:
SCBT shareholders:    Yes. If you are a holder of record of SCBT common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to SCBT's corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by SCBT after the vote will not affect the vote. SCBT's corporate secretary's mailing address is: Corporate Secretary, SCBT Financial Corporation, 520 Gervais Street, Columbia, South Carolina 29201. If you hold your shares in "street name" through a bank or broker, you should contact your bank or broker to revoke your proxy.

  SAVB shareholders:    Yes. If you are a holder of record of SAVB common stock, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to SAVB's corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting. Attendance at the special meeting will not automatically revoke your proxy. A revocation or later-dated proxy received by SAVB after the vote will not affect the vote. SAVB's corporate secretary's mailing address is: Corporate Secretary, The Savannah Bancorp, Inc., P.O. Box 188, Savannah, Georgia 31402. If you hold your shares in "street name" through a bank or broker, you should contact your bank or broker to revoke your proxy.

Q:
Will SCBT be required to submit the proposal to approve the stock issuance to its shareholders even if SCBT's board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the SCBT special meeting, SCBT is required to submit the proposal to approve the stock issuance to its shareholders even if SCBT's board of directors has withdrawn or modified its recommendation.

Q:
Will SAVB be required to submit the proposal to approve the merger agreement to its shareholders even if SAVB's board of directors has withdrawn, modified or qualified its recommendation?

A:
Yes. Unless the merger agreement is terminated before the SAVB special meeting, SAVB is required to submit the proposal to approve the merger agreement to its shareholders even if SAVB's board of directors has withdrawn or modified its recommendation.

Q:
What are the U.S. federal income tax consequences of the merger to SAVB shareholders?

A:
The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended, which we refer to as the Code, and holders of SAVB common stock are not expected to recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of SAVB common stock for shares of SCBT common stock in the merger, except with respect to any cash received instead of fractional shares of SCBT common stock.

  For further information, see "Material U.S. Federal Income Tax Consequences of the Merger."

  The U.S. federal income tax consequences described above may not apply to all holders of SAVB common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

Q:
Are SAVB shareholders entitled to dissenters' rights?

A:
No. Under Section 14-2-1302(c) of the Georgia Business Corporation Code, as amended (the "GBCC"), there is no right of dissent in favor of the holders of shares listed on a national securities exchange that are required, under a plan of merger, to accept, in exchange for their shares, only shares of the surviving corporation that are listed on a national securities exchange. For further information, see "The Merger—Dissenters' Rights in the Merger."

Q:
If I am a SAVB shareholder, should I send in my SAVB stock certificates now?

A:
No. Please do not send in your SAVB stock certificates with your proxy. After the merger, an exchange agent designated by SCBT will send you instructions for exchanging SAVB stock certificates for the merger consideration. See "The Merger Agreement—Conversion of Shares; Exchange of Certificates."

Q:
What should I do if I hold my shares of SAVB common stock in book-entry form?

A:
You are not required to take any specific actions if your shares of SAVB common stock are held in book-entry form. After the completion of the merger, shares of SAVB common stock held in book-entry form automatically will be exchanged for the merger consideration, including shares of SCBT common stock in book-entry form and any cash to be paid in exchange for fractional shares in the merger.

Q:
Whom may I contact if I cannot locate my SAVB stock certificate(s)?

A:
If you are unable to locate your original SAVB stock certificate(s), you should contact Registrar and Transfer Company, Attn: Lost Certificate Department at 10 Commerce Drive, Cranford, NJ 07016, or at (800) 368-5948.

Q:
When do you expect to complete the merger?

A:
SCBT and SAVB expect to complete the merger in the fourth quarter of 2012. However, neither SCBT nor SAVB can assure you when or if the merger will occur. SCBT and SAVB must first obtain the approval of SCBT shareholders for the stock issuance and SAVB shareholders for the merger, respectively, as well as the necessary regulatory approvals.

Q:
Whom should I call with questions?

A:
SCBT shareholders:    If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SCBT common stock, please contact: Renee R. Brooks, Corporate Secretary, 520 Gervais Street, South Carolina 29201, at (800) 277-2175.

  SAVB shareholders:    If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SAVB common stock, please contact: Michael W. Harden, Jr., Chief Financial Officer, 25 Bull Street, Savannah, Georgia 31401, at (912) 629-6500.

SUMMARY

        This summary highlights selected information from this joint proxy statement/prospectus. It may not contain all of the information that is important to you. We urge you to read carefully the entire joint proxy statement/prospectus, including the appendices, and the other documents to which we refer in order to fully understand the merger. See "Where You Can Find More Information." Each item in this summary refers to the page of this joint proxy statement/prospectus on which that subject is discussed in more detail.

 In the Merger, SAVB Shareholders Will Receive Shares of SCBT Common Stock (page 71)

        If the merger is completed, SAVB shareholders will receive 0.2503 shares of SCBT common stock for each share of SAVB common stock they hold immediately prior to the merger. SCBT will not issue any fractional shares of SCBT common stock in the merger. SAVB shareholders who would otherwise be entitled to a fraction of a share of SCBT common stock upon the completion of the merger will instead receive, for the fraction of a share, an amount in cash based on the SCBT closing share value. For example, if you hold 100 shares of SAVB common stock, you will receive 25 shares of SCBT common stock and a cash payment instead of the 0.03 shares of SCBT common stock that you otherwise would have received (100 shares × 0.2503 = 25.03 shares).

        The merger agreement governs the merger. The merger agreement is included in this joint proxy statement/prospectus as Annex A. All descriptions in this summary and elsewhere in this joint proxy statement/prospectus of the terms and conditions of the merger are qualified by reference to the merger agreement. Please read the merger agreement carefully for a more complete understanding of the merger.

SCBT's Board of Directors Unanimously Recommends that SCBT Shareholders Vote "FOR" the Approval of the Stock Issuance (page 119)

        SCBT's board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement, including the issuance of SCBT common stock, are advisable and in the best interests of SCBT and its shareholders and has unanimously approved the merger and the merger agreement, including the stock issuance. SCBT's board of directors unanimously recommends that SCBT shareholders vote "FOR" the approval of the stock issuance. For the factors considered by SCBT's board of directors in reaching its decision to approve the merger agreement, see "The Merger—SCBT's Reasons for the Merger; Recommendation of SCBT's Board of Directors."

SAVB's Board of Directors Unanimously Recommends that SAVB Shareholders Vote "FOR" the Approval of the Merger Agreement (page 119)

        SAVB's board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of SAVB and its shareholders and has unanimously approved the merger and the merger agreement. SAVB's board of directors unanimously recommends that SAVB shareholders vote "FOR" the approval of the merger agreement. For the factors considered by SAVB's board of directors in reaching its decision to approve the merger agreement, see "The Merger—SAVB's Reasons for the Merger; Recommendation of SAVB's Board of Directors."

SunTrust Robinson Humphrey, Inc. and FIG Partners, LLC Have Each Provided an Opinion to SAVB's Board of Directors Regarding the Merger Consideration (pages 79 and 92 and Annex B and Annex C)

        On August 7, 2012, SunTrust Robinson Humphrey, Inc. and FIG Partners, LLC each rendered its oral opinion to the SAVB board of directors, subsequently confirmed in writing, that as of such date and based upon and subject to the assumptions, procedures, considerations, qualifications and limitations set forth in the written opinion, the merger consideration was fair, from a financial point of view, to the holders of shares of SAVB common stock. The full text of each of SunTrust Robinson Humphrey's and FIG Partners' opinions, dated August 7, 2012, are attached as Annex B and Annex C, respectively, to this joint proxy statement/prospectus. You should read each opinion in its entirety for a discussion of the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by each of SunTrust Robinson Humphrey and FIG Partners in rendering its opinion.

        For further information, see "The Merger—Opinion of SunTrust Robinson Humphrey, Inc." and "The Merger—Opinion of FIG Partners, LLC."

What Holders of SAVB Stock Options and Other Equity-Based Awards Will Receive (page 109)

        Options.    Prior to the effective time, each outstanding option (other than those outstanding under the SAVB ESPP) will be fully vested (with unvested options conditionally vesting, subject to the consummation of the merger) and exercisable. Each SAVB stock option that is not exercised prior to the effective time will be converted into a right to receive the product of (i) the excess, if any, of (A) the closing price per share of SAVB common stock immediately prior to the effective time over (B) the per-share exercise price of such SAVB stock option and (ii) the number of shares of SAVB common stock subject to such SAVB stock option. In the event that the product obtained by the prior sentence is zero or a negative number, then the SAVB stock option will be cancelled for no consideration.

        Restricted Stock.    As of the effective time, each SAVB restricted share will vest in full, become free of all restrictions and the holder of such SAVB restricted share will receive the merger consideration in exchange for each SAVB restricted share.

        SAVB Employee Stock Purchase Plan.    All options (which we refer to as SAVB ESPP Options) outstanding under the SAVB Employee Stock Purchase Plan (which we refer to as the SAVB ESPP) on November 15, 2012, will be automatically exercised on such date and the shares of SAVB common stock issued pursuant to the exercise of such SAVB ESPP Options will receive the merger consideration. Pursuant to the terms of the merger agreement, (i) no new offer period commenced under the SAVB ESPP after August 7, 2012, (ii) participants were prohibited from altering their payroll deduction from those in effect as of August 7, 2012 (other than to discontinue participation in the SAVB ESPP in accordance with the terms and conditions of the SAVB ESPP), and (iii) the amount of the accumulated contributions of each participant under the SAVB ESPP as of immediately prior to the effective time of the merger, will, to the extent not used to purchase shares of SAVB common stock in accordance with the terms and conditions of the SAVB ESPP, be refunded to such participant as promptly as practicable following the effective time of the merger (without interest). The SAVB ESPP will be terminated on November 15, 2012.

        Deferred Stock Plan.    All amounts held in participant accounts and denominated in SAVB common stock under the SAVB Deferred Stock Plan (which we refer to as SAVB Deferred Stock Units) will be converted into rights with respect to a number of shares of SCBT common stock that is equal to the number of SAVB Deferred Stock Units immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded to the nearest whole share) (which as-converted SAVB Deferred Stock Units we refer to as the SCBT Deferred Stock Units), and otherwise on the same terms and conditions (including applicable deferral provisions) as applied to such SAVB Deferred Stock Units immediately prior to the effective time of the merger. The obligations in respect of the SAVB Deferred Stock Units (as converted into SCBT Deferred Stock Units), will be payable or distributable in accordance with the terms of the SAVB Deferred Stock Plan. As of the effective time, SCBT will assume the obligations and succeed to the rights of SAVB under the SAVB Deferred Stock Plan with respect to the SAVB Deferred Stock Units (as converted into SCBT Deferred Stock Units).

 SCBT Will Hold its Special Meeting on November 30, 2012 (page 39)

        The special meeting of SCBT shareholders will be held on November 30, 2012, at 10:00 am local time, at SCBT's headquarters in the Habersham Conference Room on the third floor, 520 Gervais Street, Columbia, South Carolina. At the special meeting, SCBT shareholders will be asked to:

  •
  approve the stock issuance in connection with the merger; and

  •
  approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance.

        Only holders of record at the close of business on October 24, 2012 will be entitled to vote at the special meeting. Each share of SCBT common stock is entitled to one vote on each proposal to be considered at the SCBT special meeting. As of the record date, there were 15,123,734 shares of SCBT common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of SCBT and their affiliates beneficially owned and were entitled to vote approximately 768,847 shares of SCBT common stock representing approximately 5.1% of the shares of SCBT common stock outstanding on that date, and held options to purchase 175,707 shares of SCBT common stock and 125,940 shares underlying restricted stock awards. As of the record date, SAVB and its subsidiaries did not hold any shares of SCBT common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of SCBT common stock.

        To approve the stock issuance or the SCBT adjournment proposal, a majority of the shares of SCBT common stock entitled to vote and represented in person or by proxy at the special meeting must be voted in favor of approving the proposal. If you mark "ABSTAIN" on your proxy with respect to the stock issuance or the SCBT adjournment proposal, it will have the same effect as a vote against the proposal. However, if you fail to submit a proxy or vote in person at the SCBT special meeting or fail to instruct your bank or broker how to vote with respect to the stock issuance proposal or the SCBT adjournment proposal, it will have no effect on the proposal.

SAVB Will Hold its Special Meeting on November 30, 2012 (page 35)

        The special meeting of SAVB shareholders will be held on November 30, 2012, at 9:00 am local time, at the Hyatt Regency, 2 West Bay Street, Savannah, Georgia. At the special meeting, SAVB shareholders will be asked to:

  •
  approve the merger agreement;

  •
  approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve of the merger agreement; and

  •
  approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB.

        Only holders of record at the close of business on October 24, 2012 will be entitled to vote at the special meeting. Each share of SAVB common stock is entitled to one vote on each proposal to be considered at the SAVB special meeting. As of the record date, there were 7,199,237 shares of SAVB common stock entitled to vote at the special meeting. Each of the directors of SAVB and certain executive officers and shareholders of SAVB have entered into a voting agreement with SCBT, pursuant to which they have agreed, solely in their capacity as SAVB shareholders, to vote all of their shares of SAVB common stock in favor of the proposals to be presented at the special meeting. As of the record date, SAVB directors, executive officers and shareholders who are parties to the voting agreements owned and were entitled to vote an aggregate of approximately 1,492,745 shares of SAVB common stock, which represents approximately 20.73% of the shares of SAVB common stock outstanding on that date. As of the record date, the directors and executive officers of SAVB and their affiliates beneficially owned and were entitled to vote approximately 1,343,640 shares of SAVB common stock representing approximately 18.66% of the shares of SAVB common stock outstanding on that date, and held options to purchase 68,229 shares of SAVB common stock and 796 shares underlying restricted stock awards. As of the record date, SCBT and its subsidiaries did not hold any shares of SAVB common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of SAVB common stock.

        To approve the merger agreement, at least a majority of all the votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement must be voted in favor of the proposal to approve the merger agreement. Your failure to submit a proxy or vote in person at the SAVB special meeting, failure to instruct your bank or broker how to vote, or abstention with respect to the proposal to approve the merger agreement will have the same effect as a vote against the proposal to approve the merger agreement.

        To approve the SAVB adjournment proposal or the compensation proposal, a majority of the shares of SAVB common stock represented in person or by proxy and entitled to vote thereon at the special meeting must be voted in favor of such proposals. Therefore, if you mark "ABSTAIN" on your proxy with respect to the SAVB adjournment proposal or the compensation proposal, it will have the same effect as a vote against approval of such proposals. However, if you fail to submit a proxy or vote in person at the SAVB special meeting or fail to instruct your bank or broker how to vote with respect to the SAVB adjournment proposal or the compensation proposal, it will have no effect on such proposals.

The Merger Is Intended to Be Tax-Free to Holders of SAVB Common Stock as to the Shares of SCBT Common Stock They Receive (page 126)

        The merger is intended to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and it is a condition to the respective obligations of SCBT and SAVB to complete the merger that each of SCBT and SAVB receives a legal opinion to that effect. Accordingly, the merger generally will be tax-free to a holder of SAVB common stock for U.S. federal income tax purposes as to the shares of SCBT common stock he or she receives in the merger, except for any gain or loss that may result from the receipt of cash instead of fractional shares of SCBT common stock that such holder of SAVB common stock would otherwise be entitled to receive.

        For further information, see "Material U.S. Federal Income Tax Consequences of the Merger."

        The U.S. federal income tax consequences described above may not apply to all holders of SAVB common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your independent tax advisor for a full understanding of the particular tax consequences of the merger to you.

 SAVB's Officers and Directors Have Financial Interests in the Merger that Differ from Your Interests (page 97)

        SAVB shareholders should be aware that some of SAVB's directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of SAVB shareholders generally. These interests and arrangements may create potential conflicts of interest. SAVB's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that SAVB shareholders vote in favor of approving the merger agreement.

        These interests include:

  •
  Each SAVB option, whether vested or unvested, will become exercisable for a specified period prior to the closing date and, to the extent not exercised prior to the closing date, will be cashed out for the spread between the closing price per share immediately prior to the effective time and the per-share exercise price of such stock option.

  •
  Each outstanding share of SAVB restricted stock will vest at the effective time and be converted into the merger consideration.

  •
  In connection with entering into the merger agreement (or shortly thereafter), Messrs. Helmken, Harden, Keith and Hayes entered into employment agreements with SCBT that become effective upon the closing of the merger and provide for severance upon a termination of employment.

  •
  Mr. Stramm previously entered into a change in control agreement with SAVB that provides for severance upon a termination of employment for any reason during the one-year period immediately following a change in control.

  •
  Each SAVB director will participate on an advisory board of SCBT following the closing of the merger and will receive compensation for three years that is consistent with the board retainer the SAVB directors currently receive with respect to services provided to the SAVB board of directors.

        For a more complete description of these interests, see "The Merger—Interests of SAVB's Directors and Executive Officers in the Merger" and "The Merger Agreement—Treatment of SAVB Stock Options and Other Equity-Based Awards."

SAVB Shareholders Will NOT Be Entitled to Assert Dissenters' Rights (page 105)

        Under Georgia law, which is the law under which SAVB is incorporated, there is no right of dissent in favor of the holders of shares listed on a national securities "exchange" that are required, under a plan of merger, to accept, in exchange for their shares, only shares of the surviving corporation that are listed on a national securities exchange. The procedures to be followed by dissenting shareholders are described below in "The Merger—Dissenters' Rights in the Merger."

Conditions That Must Be Satisfied or Waived for the Merger to Occur (page 121)

        Currently, SAVB and SCBT expect to complete the merger in the fourth quarter of 2012. As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include, among others, approval of the merger agreement by SAVB shareholders, approval of the stock issuance by SCBT's shareholders, the receipt of certain required regulatory approvals and the receipt of legal opinions by each company regarding the U.S. federal income tax treatment of the merger.

        Neither SAVB nor SCBT can be certain when, or if, the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Termination of the Merger Agreement (page 122)

        The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

  •
  the merger has not been completed by May 7, 2013 (we refer to this date as the end date), if the failure to complete the merger by that date is not caused by the terminating party's breach of the merger agreement;

  •
  any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement; or

  •
  there is a breach by the other party that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of May 7, 2013 and 30 business days following written notice of the breach.

        In addition, SCBT may terminate the merger agreement in the following circumstances:

  •
  SAVB's board of directors fails to recommend to the SAVB shareholders that they approve the merger agreement or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SCBT;

  •
  SAVB's board of directors fails to comply in all material respects with its non-solicitation obligations described below in "The Merger Agreement—Agreement Not to Solicit Other Offers" or its obligations with respect to calling shareholder meetings and acquisition proposals described below in "The Merger Agreement—SAVB Shareholder Meeting and Recommendation of SAVB's Board of Directors";

  •
  SAVB's board of directors approves, recommends or endorses, or proposes or resolves to approve, recommend or endorse, an alternative transaction or acquisition proposal, as described below in "The Merger Agreement—SAVB Shareholder Meeting and Recommendation of SAVB's Board of Directors"; or

  •
  SAVB shareholders do not approve the merger agreement and the transactions it contemplates at the special meeting or adjournment thereof.

        In addition, SAVB may terminate the merger agreement in the following circumstances:

  •
  SCBT's board of directors fails to recommend to the SCBT shareholders that they approve the stock issuance or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SAVB;

  •
  SCBT's board of directors fails to comply in all material respects with its obligations with respect to calling shareholder meetings and acquisition proposals described below in "The Merger Agreement—SCBT Shareholder Meeting and Recommendation of SCBT's Board of Directors"; or

  •
  SCBT's shareholders do not approve the stock issuance at the special meeting or adjournment thereof.

Termination Fee (page 123)

        If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by SAVB's board of directors, SAVB may be required to pay SCBT a termination fee of $2.6 million. The termination fee could discourage other companies from seeking to acquire or merge with SAVB. If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by SCBT's board of directors, SCBT may be required to pay SAVB a termination fee of $2.6 million.

Georgia Advisory Board (page 118)

        SCBT agreed to establish an advisory board consisting of the current directors of SAVB, together with any additional individuals appointed by SCBT in its sole discretion, to monitor the performance and operations of the surviving corporation of the merger in the Savannah, Georgia area. The advisory board will exist for a minimum of three years following the completion of the merger and the compensation provided to members of the advisory board for their service during this period will be consistent with the compensation provided to directors of SAVB as of the date of the merger agreement. In connection with their service on the advisory board, each member will enter into an advisory board member agreement.

 Regulatory Approvals Required for the Merger (page 106)

        Both SAVB and SCBT have agreed to use their reasonable best efforts to obtain all regulatory approvals required or advisable to complete the transactions contemplated by the merger agreement. These approvals include approvals from, among others: the Board of Governors of the Federal Reserve System, or Federal Reserve Board, the Federal Deposit Insurance Corporation, or FDIC, the Georgia Department of Banking and Finance, or Georgia DBF, and the South Carolina State Board of Financial Institutions, or South Carolina State Board. SCBT and SAVB have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals.

        Although neither SAVB nor SCBT knows of any reason why it cannot obtain these regulatory approvals in a timely manner, SAVB and SCBT cannot be certain when or if they will be obtained.

Litigation Related to the Merger (page 108)

        Certain litigation is pending in connection with the merger. See "The Merger—Litigation Relating to the Merger" on page 108.

The Rights of SAVB Shareholders Will Change as a Result of the Merger (page 131)

        The rights of SAVB shareholders will change as a result of the merger due to differences in SCBT's and SAVB's governing documents. The rights of SAVB shareholders are governed by Georgia law and by SAVB's articles of incorporation and bylaws, each as amended to date (which we refer to as SAVB's articles of incorporation and bylaws, respectively). Upon the completion of the merger, the rights of SAVB shareholders will be governed by South Carolina law and SCBT's articles of incorporation and bylaws.

        See "Comparison of Shareholders' Rights" for a description of the material differences in shareholder rights under each of the SCBT and SAVB governing documents.

Information About the Companies (pages 43 and 45)

SCBT Financial Corporation

        SCBT is a bank holding company, or BHC, incorporated under South Carolina law in 1985. Until February of 2004, SCBT was named "First National Corporation." SCBT currently holds all of the stock of its subsidiary, SCBT a South Carolina banking corporation (which we refer to as SCBT Bank). SCBT Bank opened for business in 1934 and converted from a national bank charter to a South Carolina state bank charter effective as of July 1, 2012, changing its name from "SCBT, N.A." to "SCBT." SCBT Bank operates as South Carolina Bank and Trust, North Carolina Bank and Trust, and Community Bank and Trust. SCBT coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. SCBT's operating revenues and net income are derived primarily from cash dividends received from SCBT. At June 30, 2012, SCBT had consolidated total assets of approximately $4.37 billion, gross loans of approximately $3.04 billion and total deposits of approximately $3.66 billion.

        The principal executive offices of SCBT are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175. SCBT's website can be accessed at http://www.scbtonline.com. Information contained in SCBT's website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. SCBT common stock is quoted on the NASDAQ Global Select Market under the symbol "SCBT."

        Additional information about SCBT and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

The Savannah Bancorp, Inc.

        SAVB was incorporated as a Georgia business corporation on October 5, 1989, for the purpose of becoming a bank holding company. SAVB became a bank holding company within the meaning of the Federal Bank Holding Company Act and the Georgia Bank Holding Company Act on August 22, 1990 upon the acquisition of 100 percent of the common stock of The Savannah Bank, National Association, which we refer to as The Savannah Bank. The Savannah Bank received its charter from the Office of the Comptroller of the Currency and opened for business on August 22, 1990. In December 1998, SAVB consummated a plan of merger to exchange shares of its stock for shares of Bryan Bancorp of Georgia, Inc., which we refer to as Bryan, the bank holding company for Bryan Bank & Trust, which we refer to as Bryan Bank, and Bryan was merged into SAVB and Bryan Bank became a wholly-owned subsidiary of SAVB. Bryan Bank received its charter from the Georgia DBF in December 1989. Effective September 30, 2009, SAVB merged the charter of Harbourside Community Bank, a federal stock savings bank, which we refer to as Harbourside, into The Savannah Bank, and the two Harbourside branches are now The Savannah Bank branches. SAVB acquired all of the net assets of Minis & Co., Inc., which we refer to as Minis, as of August 31, 2007 and incorporated such net assets into a new, wholly-owned subsidiary of SAVB, which continued to operate under the name of Minis & Co., Inc. Minis is a registered investment advisor based in Savannah, Georgia, offering a full line of investment management services. On September 30, 2008, SAVB formed a new subsidiary, SAVB Holdings, LLC, which we refer to as SAVB Holdings, to hold previously identified problem loans (including problem and nonperforming loans) and foreclosed real estate primarily from Harbourside. The Savannah Bank, Bryan Bank, Minis and SAVB Holdings are currently the four operating subsidiaries of SAVB.

        As of June 30, 2012, The Savannah Bank had nine full service offices and one stand-alone automated teller machine, total assets of $703 million, total loans of $544 million, total deposits of $609 million, total shareholders' equity of $66.4 million and net income of $230,000 for the six month period then ended. As of June 30, 2012, Bryan Bank had two full service offices, total assets of $234 million, total loans of $176 million, total deposits of $210 million, total shareholders' equity of $20.7 million and a net income of $5,000 for the six month period then ended. Minis had approximately $443.5 million in assets under management at June 30, 2012.

        The principal executive offices of SAVB are located at 25 Bull Street, Savannah, Georgia 31401, and its telephone number is (912) 629-6500. SAVB's website can be accessed at http://www.savb.com. Information contained in SAVB's website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. SAVB common stock is quoted on the NASDAQ Global Market under the symbol "SAVB."

Risk Factors (page 31)

        You should consider all the information contained in or incorporated by reference into this joint proxy statement/prospectus in deciding how to vote for the proposals presented in the joint proxy statement/prospectus. In particular, you should consider the factors under "Risk Factors."

SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SCBT

        The following table summarizes financial results achieved by SCBT for the periods and at the dates indicated and should be read in conjunction with SCBT's consolidated financial statements and the notes to the consolidated financial statements contained in reports that SCBT has previously filed with the SEC. The results of operations for the six months ended June 30, 2012 and 2011 are not necessarily indicative of the results of operations for the full year or any other interim period. SCBT management prepared the unaudited consolidated information as of and for the six months ended June 30, 2012 and 2011 on the same basis as it prepared SCBT's audited consolidated financial statements as of and for the year ended December 31, 2011. In the opinion of SCBT management, this unaudited consolidated information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. See "Where You Can Find More Information."

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Summarized Income Statement Data:
Interest income	$87,690	$82,586	$171,718	$155,354	$141,798	$156,075	$149,199
Interest expense	6,118	11,739	20,266	32,737	37,208	60,298	68,522

Net interest income	81,572	70,847	151,452	122,617	104,590	95,777	80,677
Provision for loan losses	7,365	14,856	30,236	54,282	26,712	10,736	4,384
Noninterest income	21,217	24,665	55,119	137,735	26,246	19,049	27,359
Noninterest expenses	72,727	69,272	142,978	125,242	83,646	79,796	71,402

Net income before provision for income taxes	22,697	11,384	33,357	80,828	20,478	24,294	32,250
Provision for income taxes	7,638	3,950	10,762	28,946	6,883	8,509	10,685

Net income	15,059	7,434	22,595	51,882	13,595	15,785	21,565
Preferred stock dividends	—	—	—	—	1,115	—	—
Accretion on preferred stock discount	—	—	—	—	3,559	—	—

Net income attributable to common shares	$15,059	$7,434	$22,595	$51,882	$8,921	$15,785	$21,565

Per Common Share Data:
Earnings (loss) per share—Basic	$1.06	$0.55	$1.65	$4.11	$0.74	$1.53	$2.33
Earnings (loss) per share—Diluted	$1.05	$0.55	$1.63	$4.08	$0.74	$1.52	$2.32
Book value at end of period	$28.17	$26.53	$27.19	$25.79	$22.20	$21.77	$21.17
Cash dividends declared	$0.34	$0.34	$0.68	$0.68	$0.68	$0.68	$0.68
Weighted-Average Number of Common Shares:
Basic	14,260	13,500	13,677	12,618	12,061	10,301	9,275
Diluted	14,334	13,582	13,751	12,720	12,109	10,394	9,305
Average Balance Sheet Data:
Total assets	$4,126,914	$3,866,509	$3,904,363	$3,617,590	$2,813,926	$2,725,955	$2,272,413
Total borrowings	$46,342	$47,459	$47,239	$81,822	$150,446	$168,645	$109,566
Total shareholders' equity	$399,664	$358,111	$370,112	$335,853	$291,590	$225,484	$173,679

 SELECTED CONSOLIDATED HISTORICAL FINANCIAL DATA OF SAVB

        Set forth below is certain consolidated financial data of SAVB as of and for the years ended December 31, 2007 through December 31, 2011 and as of and for the six months ended June 30, 2012 and 2011. The results of operations for the six months ended June 30, 2012 and 2011 are not necessarily indicative of the results of operations for the full year or any other interim period. SAVB management prepared the unaudited consolidated information as of and for the six months ended June 30, 2012 and 2011 on the same basis as it prepared SAVB's audited consolidated financial statements as of and for the year ended December 31, 2011. In the opinion of SAVB management, this unaudited consolidated information reflects all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of this data for those dates. You should read this information in conjunction with SAVB's consolidated financial statements and related notes for the year ended December 31, 2011 and SAVB's unaudited consolidated financial statements and related notes for the six months ended June 30, 2012, which are included in this document and from which this information is derived.

	As of or for the Six Months Ended June 30,		As of or for the Year Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
	(in thousands, except per share data)
Summarized Income Statement Data:
Interest income	$20,508	$23,089	$45,063	$47,929	$50,563	$56,682	$63,258
Interest expense	3,503	5,210	9,488	14,362	18,258	24,439	30,282

Net interest income	17,005	17,879	35,575	33,567	32,305	32,243	32,976
Provision for loan losses	7,280	10,660	20,035	21,020	13,065	6,000	4,675
Noninterest income	3,062	3,332	6,646	7,311	8,822	7,675	4,753
Noninterest expenses	14,087	13,222	26,253	26,977	26,978	24,742	21,183

Net income (loss) before provision for income taxes	(1,300)	(2,671)	(4,067)	(7,119)	1,084	9,176	11,871
Provision (benefit) for income taxes	(685)	(1,305)	(1,895)	(3,130)	155	3,170	4,235

Net income (loss) attributable to common shares	$(615)	$(1,366)	$(2,172)	$(3,989)	$929	$6,006	$7,636

Per Common Share Data:
Earnings (loss) per share—Basic	$(0.08)	$(0.19)	$(0.30)	$(0.60)	$0.16	$1.01	$1.31
Earnings (loss) per share—Diluted	$(0.08)	$(0.19)	$(0.30)	$(0.60)	$0.16	$1.01	$1.29
Book value at end of period	$11.63	$11.83	$11.69	$11.92	$13.32	$13.64	$12.88
Cash dividends declared	$—	$—	$—	$0.020	$0.185	$0.500	$0.480
Weighted-Average Number of Common Shares:
Basic	7,199	7,199	7,199	6,625	5,933	5,930	5,850
Diluted	7,199	7,199	7,199	6,625	5,936	5,947	5,922
Average Balance Sheet Data:
Total assets	$965,091	$1,036,194	$1,012,451	$1,078,464	$1,018,470	$960,260	$869,026
Total borrowings	$49,233	$50,025	$51,609	$62,140	$71,967	$88,553	$70,939
Total shareholders' equity	$84,615	$86,722	$86,695	$84,319	$79,804	$78,998	$71,516

 UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

        The following unaudited pro forma condensed consolidated financial statements are based on the separate historical financial statements of SCBT and SAVB after giving effect to the merger and the issuance of SCBT common stock in connection therewith, and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated balance sheet as of June 30, 2012 is presented as if the merger with SAVB had occurred on June 30, 2012. The unaudited pro forma condensed consolidated income statements for the year ended December 31, 2011 and the six months ended June 30, 2012 are presented as if the merger had occurred on January 1, 2011. The historical consolidated financial information has been adjusted to reflect factually supportable items that are directly attributable to the merger and, with respect to the income statements only, expected to have a continuing impact on consolidated results of operations.

        The unaudited pro forma condensed consolidated financial information has been prepared using the acquisition method of accounting for business combinations under accounting principles generally accepted in the United States. SCBT is the acquirer for accounting purposes. SCBT has not had sufficient time to completely evaluate the significant identifiable long-lived tangible and identifiable intangible assets of SAVB. Accordingly, the unaudited pro forma adjustments, including the allocations of the purchase price, are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed consolidated financial information. Certain reclassifications have been made to the historical financial statements of SAVB to conform to the presentation in SCBT's financial statements.

        A final determination of the acquisition consideration and fair values of SAVB's assets and liabilities, which cannot be made prior to the completion of the merger, will be based on the actual net tangible and intangible assets of SAVB that exist as of the date of completion of the transaction. Consequently, amounts preliminarily allocated to goodwill and identifiable intangibles could change significantly from those allocations used in the unaudited pro forma condensed consolidated financial statements presented below and could result in a material change in amortization of acquired intangible assets.

        In connection with the plan to integrate the operations of SCBT and SAVB following the completion of the merger, SCBT anticipates that nonrecurring charges, such as costs associated with systems implementation, severance, and other costs related to exit or disposal activities, could be incurred. SCBT is not able to determine the timing, nature and amount of these charges as of the date of this joint proxy statement/prospectus. However, these charges could affect the results of operations of SCBT and SAVB, as well as those of the combined company following the completion of the merger, in the period in which they are recorded. The unaudited pro forma condensed consolidated financial statements do not include the effects of the costs associated with any restructuring or integration activities resulting from the transaction, as they are nonrecurring in nature and not factually supportable at the time that the unaudited pro forma condensed consolidated financial statements were prepared. Additionally, the unaudited pro forma adjustments do not give effect to any nonrecurring or unusual restructuring charges that may be incurred as a result of the integration of the two companies or any anticipated disposition of assets that may result from such integration. Transaction-related expenses estimated at $10.1 million are not included in the unaudited pro forma condensed consolidated income statements.

        The actual amounts recorded as of the completion of the merger may differ materially from the information presented in these unaudited pro forma condensed consolidated financial statements as a result of:

  •
  changes in the trading price for SCBT's common stock;

  •
  net cash used or generated in SAVB's operations between the signing of the merger agreement and completion of the merger;

  •
  the timing of the completion of the merger;

  •
  other changes in SAVB's net assets that occur prior to the completion of the merger, which could cause material differences in the information presented below; and

  •
  changes in the financial results of the combined company, which could change the future discounted cash flow projections.

        The unaudited pro forma condensed consolidated financial statements are provided for informational purposes only. The unaudited pro forma condensed consolidated financial statements are not necessarily, and should not be assumed to be, an indication of the results that would have been achieved had the transaction been completed as of the dates indicated or that may be achieved in the future. The preparation of the unaudited pro forma condensed consolidated financial statements and related adjustments required management to make certain assumptions and estimates. The unaudited pro forma condensed consolidated financial statements should be read together with:

  •
  the accompanying notes to the unaudited pro forma condensed consolidated financial statements;

  •
  SCBT's separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2011, included in SCBT's Annual Report on Form 10-K for the year ended December 31, 2011;

  •
  SAVB's separate audited historical consolidated financial statements and accompanying notes as of and for the year ended December 31, 2011, included in this joint proxy statement/prospectus beginning on page G-1;

  •
  SCBT's separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and six months ended June 30, 2012 included in SCBT's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012;

  •
  SAVB's separate unaudited historical consolidated financial statements and accompanying notes as of and for the three and six months ended June 30, 2012, included in this joint proxy statement/prospectus beginning on page G-1; and

  •
  other information pertaining to SCBT and SAVB contained in or, with respect to SCBT, incorporated by reference into this joint proxy statement/prospectus. See "Selected Consolidated Historical Financial Data of SCBT" and "Selected Consolidated Historical Financial Data of SAVB" included elsewhere in this joint proxy statement/prospectus.

        The unaudited pro forma condensed consolidated balance sheet as of June 30, 2012 presents the consolidated financial position giving pro forma effect to the following transactions as if they had occurred as of June 30, 2012:

  •
  the completion of SCBT's acquisition of SAVB, including the issuance of 1,801,969 shares (based upon the number of shares outstanding of SAVB's common stock as of June 30, 2012 and an exchange ratio of 0.2503 shares of SCBT for one SAVB share) of SCBT's common stock;

  •
  the redemption of SCBT's Federal Reserve stock in early July 2012 with the conversion from a national chartered financial institution to a non-member state chartered financial institution;

  •
  the payment of $4.9 million in transaction related costs that were accrued on the SAVB closing balance sheet, including professional fees and asset sale termination payment;

  •
  the repayment of all FHLB advances, including any repayment fee and accrued interest, totaling approximately $13.8 million; and

  •
  the repayment of the outstanding note payable and any unpaid and accrued interest to Lewis Broadcasting Corporation totaling approximately $7.8 million.

        The unaudited pro forma condensed consolidated income statement for the six months ended June 30, 2012 presents the consolidated results of operations giving pro forma effect to the completion of SCBT's investment in Peoples Bancorporation, Inc., which we refer to as Peoples, and the related redemption of its TARP preferred stock that occurred at the time of the investment, as if it had occurred as of January 1, 2012.

SCBT FINANCIAL CORPORATION AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET AS OF JUNE 30, 2012

(Dollars in thousands, except par value)

	SCBTFC	The Savannah Bancorp, Inc.						Pro Forma
	6/30/2012 (as reported)	6/30/2012 (as reported)	Purchase Accounting Adjustments		Proforma Adjustments		Proforma SAVB	6/30/2012 Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$140,855	$14,438	$—		$(19,652)	(n)(o)(p)	$(5,214)	$135,641
Interest-bearing deposits with banks	2,294	84,063	—		—		84,063	86,357
Federal funds sold and securities purchased under agreements to resell	166,770	340	—		—		340	167,110

Total cash and cash equivalents	309,919	98,841	—		(19,652)		79,189	389,108

Investment securities:
Securities held to maturity	16,567	—	—		—		—	16,567
Securities available for sale, at fair value	478,472	86,665	(1,000)	(a)	—		85,665	564,137
Other investments	16,099	—	—		(7,028)	(n)	(7,028)	9,071

Total investment securities	511,138	86,665	(1,000)		(7,028)		78,637	589,775

Loans held for sale	42,525	—	—		—		—	42,525

Loans:
Acquired	560,058	725,345	(76,331)	(b)	—		649,014	1,209,072
Less allowance for acquired loan losses	(35,813)	(22,776)	22,776	(b)	—		—	(35,813)
Non-acquired	2,481,251	—	—		—		—	2,481,251
Less allowance for non-acquired loan losses	(47,269)	—	—		—		—	(47,269)

Loans, net	2,958,227	702,569	(53,555)		—		649,014	3,607,241

FDIC receivable for loss share agreements	200,569	—	—		—		—	200,569
Other real estate owned	84,409	16,335	(5,340)	(c)	—		10,995	95,404
Premises and equipment, net	106,458	14,058	(3,000)	(d)	—		11,058	117,516
Goodwill	66,542	2,506	31,728	(e)	—		34,234	100,776
Bank-owned life insurance	35,543	6,612	—		—		6,612	42,155
Other intangible assets	13,429	944	6,760	(f)(g)	—		7,704	21,133
Deferred tax asset	16,700	11,723	24,704	(h)	—		36,427	53,127
Other assets	27,810	11,968			—		11,968	39,778

Total assets	$4,373,269	$952,221	$297		$(26,680)		$925,838	$5,299,107

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$806,235	$128,010	$—		$—		$128,010	$934,245
Interest-bearing	2,854,737	689,956	4,139	(i)	—		694,095	3,548,832

Total deposits	3,660,972	817,966	4,139		—		822,105	4,483,077
Federal funds purchased and securities sold under agreements to repurchase	220,264	15,405	—		—		15,405	235,669
Other borrowings	46,105	31,307	833	(j)	(21,830)	(o)	10,310	56,415
Other liabilities	21,022	3,829	5,392	(k)	(2,460)	(p)(r)	4,371	25,393

Total liabilities	3,948,363	868,507	10,364		(26,680)		852,191	4,800,554

Shareholders' equity:
Preferred stock—$.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—	—		—		—	—
Common stock	37,715	7,201	(7,201)	(l)	4,505	(q)	4,505	42,220
Surplus	262,647	48,671	24,976	(m)	(4,505)	(q)	69,142	331,789
Retained earnings (deficit)	126,304	26,488	(26,488)	(l)	(2,390)	(r)	—	126,304
Treasury stock, at cost	—	(1)	1		—		(0)	(0)
Accumulated other comprehensive (loss)	(1,760)	1,355	(1,355)	(l)	—		—	(1,760)

Total shareholders' equity	424,906	83,714	(10,067)		—		73,647	498,553

Total liabilities and shareholders' equity	$4,373,269	$952,221	$297		$(26,680)		$925,838	$5,299,107

Purchase Accounting Adjustments:

(a)
Adjustment reflects marking the investment portfolio to fair value as of the acquisition date.

(b)
Adjustment reflects the fair value adjustments based on the Company's initial evaluation of the acquired loan portfolio, and the reversal of SAVB's ALLL.

(c)
Adjustment reflects the fair value adjustments to OREO based on the Company's initial evaluation of the acquired OREO portfolio.

(d)
Adjustment reflects the fair value adjustments to acquired premises (land) based on the Company's initial evaluation as of the acquisition date.

(e)
Adjustment reflects the goodwill generated as a result of the fair value of liabilities assumed exceeding the fair value of assets acquired.

(f)
Adjustment reflects the initial estimate of the core deposit intangible of $6.5 million on the acquired core deposit accounts.

(g)
Adjustment reflects the incremental intangible related to the client list of Minis & Company (the RIA) of $1.2 million.

(h)
Adjustment reflects the recording of the deferred tax asset generated by the net fair market value adjustments (rate = 35.8%).

(i)
Adjustment arises since the rates on interest-bearing deposits are higher than rates available on similar deposits as of the acquisition date.

(j)
Adjustment reflects the estimated prepayment fee on FHLB advances that will be paid off at closing.

(k)
Adjustment reflects known SAVB transaction costs including professional, proxy related, change in control, and asset sale termination fee.

(l)
Adjustment reflects the reversal of Savannah Bancorp's June 30, 2012 retained earnings, common stock and AOCI.

(m)
Adjustment reflects the net impact of the purchase accounting adjustments.

Proforma Adjustments:

(n)
Adjustment reflects the redemption of Federal Reserve Stock ($7.0 million) owned by SCBT due to the change from a national bank charter to state-chartered bank.

(o)
Adjustment for the repayment of SAVB's FHLB advances ($14.0 million) and note payable to Lewis Broadcasting ($7.8 million).

(p)
Adjustment for payment of termination fee related to asset sale and other professional fees owed at closing.

(q)
Adjustment reflects the difference in par value of common stock from $1.00 at SAVB to $2.50 at SCBT.

(r)
Adjustment reflects estimated direct transaction costs of $2.4 million of SCBT.

SCBT FINANCIAL CORPORATION AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE
SIX MONTHS ENDED JUNE 30, 2012

(Dollars in thousands, except per share data)

	SCBTFC	Peoples Bancorporation, Inc.			The Savannah Bancorp, Inc.				Proforma
	6/30/2012 (as reported)	Period from 1/1/2012 to 4/24/2012	Adjustments		6/30/2012 (as reported)	Proforma Adjustments		SAVB Proforma	6/30/2012 Combined
Interest income:
Loans, including fees	$81,898	$4,854	$1,232	(a)	$19,332	$306	(k)	$19,638	$107,622
Investment securities:
Taxable	4,906	809			907			907	6,622
Tax-exempt	395	1,298			120			120	1,813
Federal funds sold and securities purchased under agreements to resell	491	7			149			149	647

Total interest income	87,690	6,968	1,232		20,508	306		20,814	116,704

Interest expense:
Deposits	4,766	1,160	(485)	(b)	2,834	(1,335)	(l)	1,499	6,940
Federal funds purchased and securities sold under agreements to repurchase	236	16			350	(331)	(m)	19	271
Other borrowings	1,116	—			319	(157)	(n)	162	1,278

Total interest expense	6,118	1,176	(485)		3,503	(1,823)		1,680	8,489

Net interest income	81,572	5,792	1,717		17,005	2,129		19,134	108,215
Provision for loan losses	7,365	210	—	(c)	7,280	—	(o)	7,280	14,855

Net interest income after provision for loan losses	74,207	5,582	1,717		9,725	2,129		11,854	93,360

Noninterest income:
Gains on acquisitions	—	—	—		—	—		—	—
Service charges on deposit accounts	11,333	431	—		696	—		696	12,460
Bankcard services income	6,938	321	—		—	—		—	7,259
Trust and investment services income	3,039	—	—		1,347	—		1,347	4,386
Mortgage banking income	4,792	238	—		102	—		102	5,132
Securities gains, net	61	1,092	—		23	—		23	1,176
Amortization of FDIC indemnification asset	(7,603)		—		—	—		—	(7,603)
Other	2,657	874	—		894	—		894	4,425

Total noninterest income	21,217	2,956	—		3,062	—		3,062	27,235

Noninterest expense:
Salaries and employee benefits	36,310	2,603	15	(d)	5,925	—		5,925	44,853
Net occupancy expense	4,726	341	5	(e)	1,731	—		1,731	6,803
OREO expense and loan related	4,831	346	—	(f)	2,739	—	(p)	2,739	7,916
Information services expense	5,370	97	—		954	—		954	6,421
Furniture and equipment expense	4,610	387	—		—	—		—	4,997
FDIC assessment and other regulatory charges	2,110	251	—		747	—		747	3,108
Advertising and marketing	1,310	116	—		—	—		—	1,426
Amortization of intangibles	1,040	—	95	(g)	112	384	(q)	496	1,631
Professional fees	1,365	256	—		—	—		—	1,621
Merger-related expense	2,094	254	—		—	—	(r)	—	2,348
Other	8,961	1,560	—		1,879	—		1,879	12,400

Total noninterest expense	72,727	6,211	115		14,087	384		14,471	93,524

Earnings:
Income before provision for income taxes	22,697	2,327	1,603		(1,300)	1,745		445	27,072
Provision for income taxes	7,638	170	545	(h)	(685)	593	(s)	(92)	8,261

Net income	15,059	2,157	1,058		(615)	1,152		537	18,811

Preferred stock dividends	—	245	(245)	(i)	—	—		—	—
Accretion on preferred stock discount	—	43	(43)	(i)	—	—		—	—

Net income available to common shareholders	$15,059	$1,869	$1,346		$(615)	$1,152		$537	$18,811
Earnings per common share:
Basic	$1.06								$1.10

Diluted	1.05								1.10

Dividends per common share	$0.34								$0.34

Weighted-average common shares outstanding:
Basic	14,260	7,022	992	(j)	7,199	1,802	(t)		17,054
Diluted	14,334	7,033	994	(j)	7,199	1,802	(t)		17,130

Peoples adjustments:

(a)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(b)
Adjustment reflects the amortization of CD premium on sum-of-year-digits methodology.

(c)
With acquired loans recorded at fair value, the Company would expect to significantly reduce the provision for loan losses from Peoples, however no adjustment to the historic amount of Peoples provision for loan losses is reflected in these pro formas.

(d)
Adjustment reflects the amortization of the intangible created by noncompete agreement over 2-year period.

(e)
Adjustment reflects incremental depreciation expense of assets acquired and marked up to fair value.

(f)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, the company would forecast significantly lower expense for this line item; however, no adjustment has been made for the historic amounts of Peoples.

(g)
Adjustment reflects the annual amortization of intangibles SL over 10 years for core deposit intangible.

(h)
Adjustment reflects effective income tax rate of 34.00%.

(i)
Adjustment reflects the reversal of preferred dividend and related accretion since preferred stock assumed redeemed at January 1, 2012.

(j)
Adjustment reflects exchange ratio of 0.1413 times weighted average shares outstanding of Peoples.

SAVB Pro forma adjustments:

(k)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(l)
Adjustment reflects the amortization of CD premium on sum of the years digit methodology.

(m)
Adjustment reflects reduction in interest expense with the repayment of note payable to Lewis Broadcasting at 12/31/2011.

(n)
Adjustment reflects the reduction in interest expense for the repayment of FHLB advances at 12/31/2011.

(o)
With acquired loans recorded at fair value, the Company would expect to significantly reduce the provision for loan losses from SAVB; however, no adjustment to the historic amount of SAVB provision for loan losses is reflected in these pro formas.

(p)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, the company would forecast significantly lower expense for this line item; however, no adjustment has been made for the historic amounts of SAVB.

(q)
Adjustment reflects the annual amortization of intangibles SL over 10 years for both CDI and the client list intangible.

(r)
The Company expects to incur significant merger charges related to contract cancellations, severance, change in control and other merger related charges; however, these are not reflected in these pro forma income statements.

(s)
Adjustment reflects effective income tax rate of 34.00%.

(t)
Adjustment reflects exchange ratio of 0.2503 times weighted average shares outstanding of SAVB.

        The following table presents the unaudited pro forma condensed consolidated income statement for the year ended December 31, 2011 giving pro forma effect to the following transactions as if they had occurred as of January 1, 2011:

  •
  full year impact of Peoples' income statement, including pro forma amortization and accretion of purchase accounting adjustments on loans, deposits, and intangible assets;

  •
  the redemption of Peoples' TARP preferred stock;

  •
  the issuance of additional SCBT common stock applying the 0.1413 exchange ratio to the weighted-average shares outstanding of Peoples shares in determining EPS;

  •
  full year impact of SAVB's income statement, including pro forma amortization and accretion of purchase accounting adjustments on loans, deposits, other borrowings, and intangible assets; and

  •
  the issuance of additional SCBT common stock applying the 0.2503 exchange ratio to the weighted-average shares outstanding of SAVB shares in determining EPS.

SCBT FINANCIAL CORPORATION AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011

(Dollars in thousands, except per share data)

	SCBTFC	Peoples Bancorporation, Inc.				Pro Forma	The Savannah Bancorp, Inc.				Pro Forma
	12/31/2011 (as reported)	12/31/2011 (as reported)	Pro forma Adjustments		Peoples Pro forma	12/31/2011 Combined	12/31/2011 (as reported)	Pro forma Adjustments		SAVB Pro forma	12/31/2011 Combined
Interest income:
Loans, including fees	$162,205	$18,508	$3,911	(a)	$22,419	$184,624	$41,935	$612	(l)	$42,547	$227,171
Investment securities:
Taxable	7,641	3,999			3,999	11,640	2,663			2,663	14,303
Tax-exempt	854	2,387			2,387	3,241	257			257	3,498
Federal funds sold and securities purchased under agreements to resell	1,018	23			23	1,041	208			208	1,249

Total interest income	171,718	24,917	3,911		28,828	200,546	45,063	612		45,675	246,221

Interest expense:
Deposits	17,557	5,265	(1,190)	(b)	4,075	21,632	8,016	(2,670)	(m)	5,346	26,978
Federal funds purchased and securities sold under agreements to repurchase	527	75	—		75	602	821	(762)	(n)	59	661
Other borrowings	2,182	1	—		1	2,183	651	(348)	(o)	303	2,486

Total interest expense	20,266	5,341	(1,190)		4,151	24,417	9,488	(3,780)		5,708	30,125

Net interest income	151,452	19,576	5,101		24,677	176,129	35,575	4,392		39,967	216,096
Provision for loan losses	30,236	3,103	—	(c)	3,103	33,339	20,035	—	(p)	20,035	53,374

Net interest income after provision for loan losses	121,216	16,473	5,101		21,574	142,790	15,540	4,392		19,932	162,722

Noninterest income:
Gains on acquisitions	16,529	—	—		—	16,529	—	—		—	16,529
Service charges on deposit accounts	22,654	1,371	—		1,371	24,025	1,458	—		1,458	25,483
Bankcard services income	11,721	107	—		107	11,828	—	—		—	11,828
Trust and investment services income	5,464	226	—		226	5,690	2,646	—		2,646	8,336
Mortgage banking income	6,271	517	—		517	6,788	183	—		183	6,971
Securities gains, net	323	330	—		330	653	763	—		763	1,416
Net impairment losses recognized in earnings	(115)	—	—		—	(115)	(1)	—		(1)	(116)
Amortization of FDIC indemnification asset	(10,135)	—	—		—	(10,135)		—		—	(10,135)
Other	2,407	1,657	—		1,657	4,064	1,597	—		1,597	5,661

Total noninterest income	55,119	4,208	—		4,208	59,327	6,646	—		6,646	65,973

Noninterest expense:
Salaries and employee benefits	68,937	7,964	45	(d)	8,009	76,946	11,282	—		11,282	88,228
Net occupancy expense	9,674	1,929	15	(e)	1,944	11,618	3,683	—		3,683	15,301
OREO expense and loan related	14,354	2,777	—	(f)	2,777	17,131	4,179	—	(q)	4,179	21,310
Information services expense	10,512	205	—		205	10,717	1,708	—		1,708	12,425
Furniture and equipment expense	8,476	—	—		—	8,476	—	—		—	8,476
FDIC assessment and other regulatory charges	4,573	1,182	—		1,182	5,755	1,303	—		1,303	7,058
Advertising and marketing	2,729	237	—		237	2,966	—	—		—	2,966
Amortization of intangibles	1,991	—	284	(g)	284	2,275	224	768	(r)	992	3,267
Professional fees	1,473	503	—		503	1,976	—	—		—	1,976
Merger-related expense	3,198	—	—	(h)	—	3,198	—	—	(s)	—	3,198
Other	17,061	2,640	—		2,640	19,701	3,874	—		3,874	23,575

Total noninterest expense	142,978	17,437	344		17,781	160,759	26,253	768		27,021	187,780

SCBT FINANCIAL CORPORATION AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 (Continued)

(Dollars in thousands, except per share data)

	SCBTFC	Peoples Bancorporation, Inc.					Pro Forma	The Savannah Bancorp, Inc.					Pro Forma
	12/31/2011 (as reported)	12/31/2011 (as reported)	Pro forma Adjustments		Peoples Pro forma		12/31/2011 Combined	12/31/2011 (as reported)	Pro forma Adjustments		SAVB Pro forma		12/31/2011 Combined
Earnings:
Income before provision for income taxes	33,357	3,244	4,758		8,002		41,359	(4,067)	3,624		(443)		40,916
Provision for income taxes	10,762	301	1,618	(i)	1,919		12,681	(1,895)	1,232	(t)	(663)		12,018

Net income	22,595	2,943	3,140		6,083		28,678	(2,172)	2,392		220		28,898

Preferred stock dividends	—	690	(690)	(j)	—		—	—	—		—		—
Accretion on preferred stock discount	—	134	(134)	(j)	—		—	—	—		—		—

Net income available to common shareholders	$22,595	$2,119	$3,964		$6,083		$28,678	$(2,172)	$2,392		$220		$28,898
Earnings per common share:
Basic	$1.65						$1.79						$1.75

Diluted	1.63						1.78						1.75

Dividends per common share	$0.68						$0.68						$0.68

Weighted-average common shares outstanding:
Basic	13,677	7,007			990	(k)	14,667	7,199			1,802	(u)	16,469
Diluted	13,751	7,047			996	(k)	14,747	7,199			1,802	(u)	16,549

Peoples Pro forma adjustments:

(a)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(b)
Adjustment reflects the amortization of CD premium on SYD methodology.

(c)
With acquired loans recorded at fair value, the Company would expect to significantly reduce the provision for loan losses from Peoples, however no adjustment to the historic amount of Peoples provision for loan losses is reflected in these pro formas.

(d)
Adjustment reflects the amortization of the intangible created by noncompete agreement over 2-year period.

(e)
Adjustment reflects incremental depreciation expense of assets acquired and marked to fair value.

(f)
OREO and other foreclosed assets written down and the related carrying cost are included, and due to the recording of these assets at fair value, the company would forecast significantly lower expense for this line item; however, no adjustment has been made for the historical amounts of Peoples.

(g)
Adjustment reflects the annual amortization of intangibles SL over 10 years for CDI.

(h)
The company expects to incur merger charges including contract cancellations, severance, conversion related cost and other merger-related charges; however, these have not been included in this pro forma income statement.

(i)
Adjustment reflects effective income tax rate of 34.00%.

(j)
Adjustment reflects the reversal of preferred dividend and related accretion since preferred stock assumed redeemed at January 1, 2011.

(k)
Adjustment reflects exchange ratio of 0.1413 times weighted average shares outstanding of Peoples.

SCBT FINANCIAL CORPORATION AND SUBSIDIARY

PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR ENDED DECEMBER 31, 2011 (Continued)

(Dollars in thousands, except per share data)

SAVB Pro forma adjustments:

(l)
Adjusted loan interest income for purchased loans using level yield methodology over the estimated lives of the acquired loan portfolios.

(m)
Adjustment reflects the amortization of CD premium using a sum-of-the-years digit methodology.

(n)
Adjustment reflects reduction in interest expense with the repayment of note payable to Lewis Broadcasting at January 1, 2011.

(o)
Adjustment reflects the reduction in interest expense for the repayment of FHLB advances at January 1, 2011.

(p)
With acquired loans recorded at fair value, the Company would expect to significantly reduce the provision for loan losses from SAVB; however, no adjustment to the historic amount of SAVB provision for loan losses is reflected in these pro formas.

(q)
OREO and other foreclosed asset write down and the related carrying cost are included in this line item, and due to the recording of these assets at fair value, the company would forecast significantly lower expense for this item; however, no adjustment has been made for the historic amounts of SAVB.

(r)
Adjustment reflects the annual amortization of intangibles SL over 10 years for both CDI and the client list intangible.

(s)
The Company expects to incur significant merger charges related to contract cancellations, severance, conversion cost and other merger related charges; however, these are not reflected in these pro forma income statements.

(t)
Adjustment reflects effective income tax rate of 34.00%.

(u)
Adjustment reflects exchange ratio of 0.2503 times weighted average shares outstanding of SAVB.

COMPARATIVE PER SHARE DATA
(Unaudited)

        Presented below for SCBT and SAVB is historical, unaudited pro forma combined and pro forma equivalent per share financial data as of and for the year ended December 31, 2011 and as of and for the six months ended June 30, 2012. The information presented below should be read together with the historical consolidated financial statements of SCBT and SAVB, including the related notes, filed by SCBT and SAVB, as applicable, with the SEC and incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

        The unaudited pro forma and pro forma per equivalent share information gives effect to the merger as if the merger had been effective on December 31, 2011 or June 30, 2012 in the case of the book value data, and as if the merger had been effective as of January 1, 2011 or January 1, 2012, in the case of the earnings per share and the cash dividends data. The unaudited pro forma data combines the historical results of SAVB into SCBT's consolidated statement of income. While certain adjustments were made for the estimated impact of fair value adjustments and other acquisition-related activity, they are not indicative of what could have occurred had the acquisition taken place on January 1, 2011 or January 1, 2012.

        In addition, the unaudited pro forma data includes adjustments, which are preliminary and may be revised. The unaudited pro forma data, while helpful in illustrating the financial characteristics of the combined company under one set of assumptions, does not reflect the impact of factors that may result as a consequence of the merger or consider any potential impacts of current market conditions or the merger on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors, nor the impact of possible business model changes. As a result, unaudited pro forma data is presented for illustrative purposes only and does not represent an attempt to predict or suggest future results.

	Historical
				SAVB Pro Forma Equivalent Per Share(1)
			SCBT Pro Forma Combined
	SCBT	SAVB
Basic Income (Loss) from Continuing Operations
For the year ended December 31, 2011	$1.65	$(0.30)	$1.75	$0.44
For the six months ended June 30, 2012	1.06	(0.08)	1.10	0.28
Diluted Income (Loss) from Continuing Operations
For the year ended December 31, 2011	$1.63	$(0.30)	$1.75	$0.44
For the six months ended June 30, 2012	1.05	(0.08)	1.10	0.28
Cash Dividends
For the year ended December 31, 2011	$0.68	$0.00	$0.68	$0.17
For the six months ended June 30, 2012	0.34	0.00	0.34	0.08
Book Value
As of December 31, 2011	$27.19	$11.69	$28.72	$7.19
As of June 30, 2012	28.17	11.63	29.38	7.35
Market Value
As of August 7, 2012(2)	$37.21	$5.55	N/A	$9.31

(1)
Reflects SAVB shares at the exchange ratio of 0.2503.

(2)
Business day immediately prior to the public announcement of the proposed merger.

        In the table above, book value per share on a pro forma basis assumes that equity has been increased by $74.1 million and $73.6 million, for December 31, 2011 and June 30, 2012, respectively. This change is the net result of consideration transferred in the merger, including SCBT common shares with an estimated value of $73.6 million, less one-time transaction expenses of $7.9 million, net of tax that is incurred by SCBT. The fair value of SCBT's common shares was calculated by applying the exchange ratio of 0.2503 SCBT shares for each share of SAVB common stock using the outstanding number of SAVB's shares as of June 30, 2012, and $40.87, the closing price of SCBT's common shares on September 21, 2012. The price per SCBT share used to determine consideration at closing will be based on the closing price of SCBT's common shares at the date of closing and will be different from the amount assumed in these pro forma calculations.

        Pro forma combined basic and diluted earnings per share for the periods presented include assumed amortization or accretion of certain fair value adjustments made to loans, securities, core deposit intangibles, other intangibles and deposits. These inclusions increased net income, before preferred stock dividends and discount accretion, by $5.5 million and $1.6 million for the year and six-month period ended December 31, 2011 and June 30, 2012, respectively.

 CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

        Some of the statements contained or incorporated by reference in this joint proxy statement/prospectus contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, but not limited to, statements about the financial condition, results of operations, earnings outlook and prospects of SCBT, SAVB and the combined company following the proposed transaction and statements for the period following the completion of the merger. Words such as "anticipate," "believe," "feel," "expect," "estimate," "indicate," "seek," "strive," "plan," "intend," "outlook," "forecast," "project," "position," "target," "mission," "contemplate," "assume," "achievable," "potential," "strategy," "goal," "aspiration," "outcome," "continue," "remain," "maintain," "trend," "objective" and variations of such words and similar expressions, or future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may" or similar expressions, as they relate to SCBT, SAVB, the proposed transaction or the combined company following the transaction often identify forward-looking statements.

        These forward-looking statements are predicated on the beliefs and assumptions of management based on information known to management as of the date of this joint proxy statement/prospectus and do not purport to speak as of any other date. Forward-looking statements may include descriptions of the expected benefits and costs of the transaction; forecasts of revenue, earnings or other measures of economic performance, including statements of profitability, business segments and subsidiaries; management plans relating to the transaction; the expected timing of the completion of the transaction; the ability to complete the transaction; the ability to obtain any required regulatory, shareholder or other approvals; any statements of the plans and objectives of management for future or past operations, products or services, including the execution of integration plans; any statements of expectation or belief and any statements of assumptions underlying any of the foregoing.

        The forward-looking statements contained or incorporated by reference in this joint proxy statement/prospectus reflect the view of management as of this date with respect to future events and are subject to risks and uncertainties. Should one or more of these risks materialize or should underlying beliefs or assumptions prove incorrect, actual results could differ materially from those anticipated by the forward-looking statements or historical results. Such risks and uncertainties include, among others, the following possibilities: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive merger agreement between SCBT and SAVB; (2) the outcome of any legal proceedings that may be instituted against the SCBT or SAVB; (3) the inability to complete the transactions contemplated by the definitive merger agreement due to the failure to satisfy each transaction's respective conditions to completion, including the receipt of regulatory approvals; (4) credit risk associated with an obligor's failure to meet the terms of any contract with the subsidiary banks of SCBT or SAVB or to otherwise perform as agreed; (5) interest risk involving the effect of a change in interest rates on both SCBT's or SAVB's banks' earnings and the market values of their portfolio equity; (6) liquidity risk affecting SCBT's and SAVB's banks' ability to meet their obligations when they come due; (7) price risk focusing on changes in market factors that may affect the value of traded instruments in "mark-to-market" portfolios; (8) transaction risk arising from problems with service or product delivery; (9) compliance risk involving earnings or capital resulting from violations of, or nonconformance with, laws, rules, regulations, prescribed practices or ethical standards; (10) strategic risk resulting from adverse business decisions or improper implementation of business decisions; (11) reputation risk that adversely affects earnings or capital arising from negative public opinion; (12) terrorist activities risk that results in loss of consumer confidence and economic disruptions; (13) continuing economic downturn risk resulting in further deterioration in the credit markets; (14) greater than expected noninterest expenses; (15) excessive loan losses; (16) potential deposit attrition, higher than expected costs, customer loss and business disruption associated with SCBT's integration of Peoples and SAVB, including, without limitation, potential difficulties in maintaining relationships with key personnel and other integration-related matters;

(17) the risks of fluctuations in market prices for SCBT stock that may or may not reflect the economic condition or performance of SCBT; (18) changes to the payment of dividends on SCBT common stock as a result of regulatory supervision or at the discretion of the SCBT board of directors; and (19) other factors, which could cause actual results to differ materially from future results expressed or implied by such forward looking statements.

        For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, SCBT and SAVB claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this joint proxy statement/prospectus or the date of any document incorporated by reference in this joint proxy statement/prospectus. SCBT and SAVB do not undertake to update forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made. All subsequent written and oral forward-looking statements concerning the merger or other matters addressed in this joint proxy statement/prospectus and attributable to SCBT, SAVB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS

        In addition to general investment risks and the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the section "Cautionary Statement Regarding Forward-Looking Statements," you should carefully consider the following risk factors in deciding how to vote for the proposals presented in this joint proxy statement/prospectus. You should also consider the other information in this joint proxy statement/prospectus and the other documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

Because the market price of SCBT common stock will fluctuate, SAVB shareholders cannot be certain of the market value of the merger consideration they will receive.

        Upon completion of the merger, each share of SAVB common stock will be converted into 0.2503 of a share of SCBT common stock. The market value of the merger consideration may vary from the closing price of SCBT common stock on the date SCBT announced the merger, on the date that this joint proxy statement/prospectus is mailed to SAVB shareholders, on the date of the special meeting of the SAVB shareholders and on the date the merger is completed and thereafter. Any change in the market price of SCBT common stock prior to the completion of the merger will affect the market value of the merger consideration that SAVB shareholders will receive upon completion of the merger, and there will be no adjustment to the merger consideration for changes in the market price of either shares of SCBT common stock or shares of SAVB common stock. Stock price changes may result from a variety of factors that are beyond the control of SCBT and SAVB, including but not limited to general market and economic conditions, changes in our respective businesses, operations and prospects and regulatory considerations. Therefore, at the time of the SAVB special meeting you will not know the precise market value of the consideration you will receive at the effective time of the merger. You should obtain current market quotations for shares of SCBT common stock and for shares of SAVB common stock.

The market price of SCBT common stock after the merger may be affected by factors different from those currently affecting the shares of SAVB or SCBT currently.

        Upon completion of the merger, holders of SAVB common stock will become holders of SCBT common stock. SCBT's business differs in important respects from that of SAVB, and, accordingly, the results of operations of the combined company and the market price of SCBT common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of SCBT and SAVB.

Regulatory approvals may not be received, may take longer than expected or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.

        Before the merger and the bank mergers may be completed, SCBT and SAVB must obtain approvals from the Federal Reserve Board, the FDIC, the Georgia DBF and the South Carolina State Board. Other approvals, waivers or consents from regulators may also be required. These regulators may impose conditions on the completion of the merger or require changes to the terms of the merger. Such conditions or changes could have the effect of delaying or preventing completion of the merger or imposing additional costs on or limiting the revenues of the combined company following the merger, any of which might have an adverse effect on the combined company following the merger. See "The Merger—Regulatory Approvals Required for the Merger."

Combining the two companies may be more difficult, costly or time consuming than expected and the anticipated benefits and cost savings of the merger may not be realized.

        SCBT and SAVB have operated and, until the completion of the merger, will continue to operate, independently. The success of the merger, including anticipated benefits and cost savings, will depend, in part, on SCBT's ability to successfully combine the businesses of SCBT and SAVB. To realize these anticipated benefits and cost savings, after the completion of the merger, SCBT expects to integrate SAVB's business into its own. It is possible that the integration process could result in the loss of key employees, the disruption of each company's ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the combined company's ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. The loss of key employees could adversely affect SCBT's ability to successfully conduct its business in the markets in which SAVB now operates, which could have an adverse effect on SCBT's financial results and the value of its common stock. If SCBT experiences difficulties with the integration process, the anticipated benefits of the merger may not be realized fully or at all, or may take longer to realize than expected. As with any merger of financial institutions, there also may be business disruptions that cause SCBT and/or SAVB to lose customers or cause customers to remove their accounts from SCBT and/or SAVB and move their business to competing financial institutions. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of SAVB and SCBT during this transition period and for an undetermined period after completion of the merger on the combined company. In addition, the actual cost savings of the merger could be less than anticipated.

The fairness opinions obtained by SAVB from its financial advisors will not reflect changes in circumstances between the date of the signing of the merger agreement and the completion of the merger.

        SAVB has obtained fairness opinions dated August 7, 2012 from SunTrust Robinson Humphrey, Inc. and FIG Partners, LLC, and such opinions have not been updated as of the date of this document and will not be updated at the time of the completion of the merger. Changes in the operations and prospects of SAVB or SCBT, general market and economic conditions and other factors that may be beyond the control of SAVB and SCBT, and on which the fairness opinions were based, may alter the value of SAVB or SCBT or the prices of shares of SAVB common stock or SCBT common stock by the time the merger is completed. The fairness opinions do not address the fairness of the merger consideration, from a financial point of view, at the time the merger is completed or as of any other date than the date of the opinions. The fairness opinions that SAVB received from its financial advisors are attached as Annex B and Annex C to this joint proxy statement/prospectus. For a description of the opinions, see "The Merger—Opinion of SunTrust Robinson Humphrey, Inc." and "The Merger—Opinion of FIG Partners, LLC. For a description of the other factors considered by SAVB's board of directors in determining to approve the merger, see "The Merger—SAVB's Reasons for the Merger; Recommendation of SAVB's Board of Directors."

Certain of SAVB's directors and executive officers have interests in the merger that may differ from the interests of SAVB's shareholders including, if the merger is completed, the receipt of financial and other benefits.

        SAVB shareholders should be aware that some of SAVB's directors and executive officers have interests in the merger and have arrangements that are different from, or in addition to, those of SAVB shareholders generally. These interests and arrangements may create potential conflicts of interest. SAVB's board of directors was aware of these interests and considered these interests, among other matters, when making its decision to approve the merger agreement, and in recommending that SAVB's shareholders vote in favor of approving the merger agreement.

        These interests include:

  •
  Each SAVB option, whether vested or unvested, will become exercisable for a specified period prior to the closing date and, to the extent not exercised prior to the closing date, will be cashed out for the spread between the closing price per share immediately prior to the effective time and the per-share exercise price of such stock option.

  •
  Each outstanding share of SAVB restricted stock will vest at the effective time and be converted into the merger consideration.

  •
  In connection with entering into the merger agreement (or shortly thereafter), Messrs. Helmken, Harden, Keith and Hayes entered into employment agreements with SCBT that become effective upon the closing of the merger and provide for severance upon a termination of employment.

  •
  Mr. Stramm previously entered into a change in control agreement with SAVB that provides for severance upon a termination of employment for any reason during the one-year period immediately following a change in control.

  •
  Each SAVB director will participate on an advisory board of SCBT following the closing of the merger and will receive compensation for three years that is consistent with the board retainer the SAVB directors currently receive with respect to services provided to the SAVB board of directors.

        For a more complete description of these interests, see "The Merger—Interests of SAVB's Directors and Executive Officers in the Merger" and "The Merger Agreement—Treatment of SAVB Stock Options and Other Equity-Based Awards."

Termination of the merger agreement could negatively impact SAVB.

        If the merger agreement is terminated, there may be various consequences. For example, SAVB's businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of SAVB common stock could decline to the extent that the current market price reflects a market assumption that the merger will be completed. If the merger agreement is terminated under certain circumstances, including circumstances involving a change in recommendation by SAVB's board of directors, SAVB may be required to pay SCBT a termination fee of $2.6 million.

SAVB will be subject to business uncertainties and contractual restrictions while the merger is pending.

        Uncertainty about the effect of the merger on employees and customers may have an adverse effect on SAVB. These uncertainties may impair SAVB's ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with SAVB to seek to change existing business relationships with SAVB. Retention of certain employees by SAVB may be challenging while the merger is pending, as certain employees may experience uncertainty about their future roles with SAVB or SCBT. If key employees depart because of issues relating to the uncertainty and difficulty of integration or a desire not to remain with SAVB or SCBT, SAVB's business or SAVB's business assumed by SCBT following the merger could be harmed. In addition, subject to certain exceptions, SAVB has agreed to operate its business in the ordinary course prior to closing. See "The Merger Agreement—Covenants and Agreements" for a description of the restrictive covenants applicable to SAVB.

If the merger is not completed, SCBT and SAVB will have incurred substantial expenses without realizing the expected benefits of the merger.

        Each of SCBT and SAVB has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of filing, printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC in connection with the merger. If the merger is not completed, SCBT and SAVB would have to recognize these expenses without realizing the expected benefits of the merger.

The merger agreement limits SAVB's ability to pursue an alternative acquisition proposal and requires SAVB to pay a termination fee of $2.6 million under limited circumstances relating to alternative acquisition proposals. Additionally, certain provisions of SAVB's articles of incorporation and bylaws may deter potential acquirers.

        The merger agreement prohibits SAVB from soliciting, initiating or knowingly encouraging or facilitating certain alternative acquisition proposals with any third party, subject to exceptions set forth in the merger agreement. See "The Merger Agreement—Agreement Not to Solicit Other Offers" on page 119. The merger agreement also provides for the payment by SCBT or SAVB of a termination fee in the amount of $2.6 million in the event that the other party terminates the merger agreement for certain reasons. These provisions might discourage a potential competing acquirer that might have an interest in acquiring all or a significant part of SAVB from considering or proposing such an acquisition. See "Merger Agreement—Termination Fee" on page 123. Additionally, SAVB has a classified board of directors and under SAVB's articles of incorporation, business combinations require the approval of a majority of shareholders as well as the recommendation for such business combination by at least two-thirds of the continuing directors of SAVB. See "Comparison of Shareholders' Rights—Anti-Takeover Provisions and Other Shareholder Protections" on page 135. These provisions and other provisions of SAVB's articles of incorporation could make it more difficult for a third party to acquire control of SAVB or may discourage a potential competing acquirer.

The shares of SCBT common stock to be received by SAVB shareholders as a result of the merger will have different rights from the shares of SAVB common stock.

        Upon completion of the merger, SAVB shareholders will become SCBT shareholders and their rights as shareholders will be governed by the SCBT articles of incorporation and the SCBT bylaws. The rights associated with SAVB common stock are different from the rights associated with SCBT common stock. Please see "Comparison of Shareholders' Rights" beginning on page 131 for a discussion of the different rights associated with SCBT common stock.

 THE SAVB SPECIAL MEETING

        This section contains information for SAVB shareholders about the special meeting that SAVB has called to allow its shareholders to consider and vote on the merger agreement. SAVB is mailing this joint proxy statement/prospectus to you, as a SAVB shareholder, on or about October 29, 2012. Together with this joint proxy statement/prospectus, SAVB is also sending to you a notice of the special meeting of SAVB shareholders and a form of proxy card that SAVB's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

        This joint proxy statement/prospectus is also being furnished by SCBT to SAVB shareholders as a prospectus in connection with the issuance of shares of SCBT common stock upon the consummation of the merger as the merger consideration.

Date, Time and Place of Meeting

        The special meeting will be held at the Hyatt Regency, 2 West Bay Street, Savannah, Georgia on November 30, 2012, at 9:00 a.m. local time.

Matters to Be Considered

        At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

  •
  a proposal to approve the merger agreement;

  •
  a proposal to approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the merger agreement; and

  •
  a proposal to approve, on an advisory (non-binding) basis, the compensation that certain executive officers of SAVB will or may receive in connection with the merger pursuant to existing agreements or arrangements with SAVB.

Recommendation of SAVB's Board of Directors

        SAVB's board of directors has determined that the merger, the merger agreement and the transactions contemplated by the merger agreement are advisable and in the best interests of SAVB and its shareholders and has unanimously approved the merger and the merger agreement. SAVB's board of directors unanimously recommends that SAVB shareholders vote "FOR" the proposal to approve the merger agreement, "FOR" the SAVB adjournment proposal and "FOR" the compensation proposal. See "The Merger—SAVB's Reasons for the Merger; Recommendation of SAVB's Board of Directors" for a more detailed discussion of SAVB's board of directors' recommendation.

Record Date and Quorum

        SAVB's board of directors has fixed the close of business on October 24, 2012 as the record date for determining the holders of shares of SAVB common stock entitled to receive notice of and to vote at the SAVB special meeting.

        As of the record date, there were 7,199,237 shares of SAVB common stock outstanding and entitled to vote at the SAVB special meeting held by approximately 1,600 holders of record. Each share of SAVB common stock entitles the holder to one vote at the SAVB special meeting on each proposal to be considered at the SAVB special meeting.

        The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of SAVB common stock will constitute a quorum for the transaction of business. All shares of SAVB common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the SAVB special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

        Approval of the merger agreement requires the affirmative vote of at least a majority of all votes entitled to be cast on the merger agreement by all of the shares of SAVB's common stock entitled to vote on the merger agreement. You are entitled to one vote for each share of SAVB common stock you held as of the record date. Your failure to submit a proxy or vote in person at the SAVB special meeting, failure to instruct your bank or broker how to vote or your abstaining with respect to the proposal to approve the merger agreement, will have the same effect as a vote against the proposal to approve the merger agreement.

        Approval of the SAVB adjournment proposal and the compensation proposal requires the affirmative vote of a majority of the shares of SAVB common stock represented in person or by proxy and entitled to vote thereon at the special meeting. Therefore, if you mark "ABSTAIN" on your proxy with respect to the SAVB adjournment proposal or the compensation proposal, it will have the same effect as a vote against approval of such proposals. However, if you fail to submit a proxy or vote in person at the SAVB special meeting or fail to instruct your bank or broker how to vote with respect to the SAVB adjournment proposal or the compensation proposal, it will have no effect on such proposals.

Shares Held by Officers and Directors

        As of the record date, there were 7,199,237 shares of SAVB common stock entitled to vote at the special meeting. Each of the directors of SAVB and certain executive officers and shareholders of SAVB have entered into a voting agreement with SCBT, pursuant to which they have agreed, solely in their capacity as SAVB shareholders, to vote all of their shares of SAVB common stock in favor of the proposals to be presented at the special meeting. As of the record date, SAVB directors, executive officers and shareholders who are parties to the voting agreements owned and were entitled to vote an aggregate of approximately 1,492,745 shares of SAVB common stock, which represents approximately 20.73% of the shares of SAVB common stock outstanding on that date. As of the record date, the directors and executive officers of SAVB and their affiliates beneficially owned and were entitled to vote approximately 1,343,640 shares of SAVB common stock representing approximately 18.66% of the shares of SAVB common stock outstanding on that date, and held options to purchase 68,229 shares of SAVB common stock and 796 shares underlying restricted stock awards. As of the record date, SCBT and its subsidiaries did not hold any shares of SAVB common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of SAVB common stock. See "The Merger—Interests of SAVB's Directors and Executive Officers in the Merger."

Voting of Proxies; Incomplete Proxies

        Each copy of this joint proxy statement/prospectus mailed to holders of SAVB common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting.

        If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

        Do not send your SAVB stock certificates with your proxy card. After the merger is completed, you will be mailed a transmittal form with instructions on how to exchange your SAVB stock certificates for the merger consideration.

        All shares represented by valid proxies that SAVB receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the proposal to approve the merger agreement, "FOR" the SAVB adjournment proposal and "FOR" the compensation proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in "Street Name"; Broker Non-Votes

        Under stock exchange rules, banks, brokers and other nominees who hold shares of SAVB common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be "non-routine," such as the proposal to approve the merger agreement, the SAVB adjournment proposal and the compensation proposal without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the SAVB special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of SAVB common stock in "street name," your broker, bank or other nominee will vote your shares of SAVB common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Shares Held in 401(k) Plan

        If you own shares through the SAVB stock fund of the SAVB 401(k) Plan, the proxy card includes the shares you hold in the SAVB 401(k) Plan as well as the shares you hold outside of the SAVB 401(k) Plan. You are considered a shareholder of record and must complete, sign, date and mail your proxy card in the enclosed postage-paid return envelope as soon as possible.

Revocability of Proxies and Changes to a SAVB Shareholder's Vote

        If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to SAVB's corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

        Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying SAVB's corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

        Written notices of revocation and other communications about revoking your proxy should be addressed to:

The Savannah Bancorp, Inc.
P.O. Box 188
Savannah, Georgia 31402
Attention: Corporate Secretary

        If your shares are held in "street name" by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

        SAVB is soliciting your proxy in conjunction with the merger. SAVB will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, SAVB will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of SAVB common stock and secure their voting instructions. SAVB will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, SAVB may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the SAVB shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

        All holders of SAVB common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. SAVB reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without SAVB's express written consent.

Assistance

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SAVB common stock, please contact Michael W. Harden, Jr., Chief Financial Officer:

25 Bull Street
Savannah, Georgia 31401
(912) 629-6500

 THE SCBT SPECIAL MEETING

        This section contains information for SCBT shareholders about the special meeting that SCBT has called to allow its shareholders to consider and vote on the stock issuance in connection with the merger. SCBT is mailing this joint proxy statement/prospectus to you, as a SCBT shareholder, on or about October 29, 2012. Together with this joint proxy statement/prospectus, SCBT is also sending to you a notice of the special meeting of SCBT shareholders and a form of proxy card that SCBT's board of directors is soliciting for use at the special meeting and at any adjournments or postponements of the special meeting.

Date, Time and Place of Meeting

        The special meeting will be held at SCBT's headquarters in the Habersham Conference Room on the third floor, 520 Gervais Street, Columbia, South Carolina on November 30, 2012, at 10:00 a.m. local time.

Matters to Be Considered

        At the special meeting of shareholders, you will be asked to consider and vote upon the following matters:

  •
  a proposal to approve stock issuance in connection with the merger; and

  •
  a proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve stock issuance.

Recommendation of SCBT's Board of Directors

        SCBT's board of directors has determined that the merger agreement and the transactions contemplated thereby, including the merger and the stock issuance, are advisable and in the best interests of SCBT and its shareholders, has unanimously approved the merger agreement and unanimously recommends that SCBT shareholders vote "FOR" proposal to approve the stock issuance and "FOR" the proposal to adjourn the SCBT special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the stock issuance. See "The Merger—SCBT's Reasons for the Merger; Recommendation of SCBT's Board of Directors" for a more detailed discussion of SCBT's board of directors' recommendation.

Record Date and Quorum

        SCBT's board of directors has fixed the close of business on October 24, 2012 as the record date for determining the holders of SCBT common stock entitled to receive notice of and to vote at the SCBT special meeting.

        As of the record date, there were 15,123,734 shares of SCBT common stock outstanding and entitled to vote at the SCBT special meeting held by approximately 6,510 holders of record. Each share of SCBT common stock entitles the holder to one vote at the SCBT special meeting on each proposal to be considered at the SCBT special meeting.

        The presence at the special meeting, in person or by proxy, of holders of a majority of the outstanding shares of SCBT common stock entitled to vote at the special meeting will constitute a quorum for the transaction of business. All shares of SCBT common stock present in person or represented by proxy, including abstentions and broker non-votes, if any, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the SCBT special meeting.

Vote Required; Treatment of Abstentions and Failure to Vote

        To approve the stock issuance or the SCBT adjournment proposal, a majority of the shares of SCBT common stock entitled to vote and represented in person or by proxy at the special meeting must be voted in favor of approving the proposal. If you mark "ABSTAIN" on your proxy with respect to the proposal to approve the stock issuance or the SCBT adjournment proposal, it will have the same effect as a vote against such proposals. However, if you fail to submit a proxy or vote in person at the SCBT special meeting or fail to instruct your bank or broker how to vote with respect to the stock issuance proposal or the SCBT adjournment proposal, it will have no effect on such proposals.

Shares Held by Officers and Directors

        As of the record date, there were 15,123,734 shares of SCBT common stock entitled to vote at the special meeting. As of the record date, the directors and executive officers of SCBT and their affiliates beneficially owned and were entitled to vote approximately 768,847 shares of SCBT common stock representing approximately 5.1% of the shares of SCBT common stock outstanding on that date, and held options to purchase 175,707 shares of SCBT common stock and 125,940 shares underlying restricted stock awards. As of the record date, SAVB and its subsidiaries did not hold any shares of SCBT common stock (other than shares held as fiduciary, custodian or agent), and its directors and executive officers or their affiliates did not hold any shares of SCBT common stock.

Voting of Proxies; Incomplete Proxies

        Each copy of this joint proxy statement/prospectus mailed to holders of SCBT common stock is accompanied by a form of proxy with instructions for voting. If you hold stock in your name as a shareholder of record, you should complete and return the proxy card accompanying this joint proxy statement/prospectus, regardless of whether you plan to attend the special meeting.

        If you hold your stock in "street name" through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker.

        All shares represented by valid proxies that SCBT receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted "FOR" the proposal to approve the stock issuance and "FOR" the SCBT adjournment proposal. No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting. However, if other business properly comes before the special meeting, the proxy agents will, in their discretion, vote upon such matters in their best judgment.

Shares Held in "Street Name"; Broker Non-Votes

        Under stock exchange rules, banks, brokers and other nominees who hold shares of SCBT common stock in "street name" for a beneficial owner of those shares typically have the authority to vote in their discretion on "routine" proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be "non-routine," without specific instructions from the beneficial owner. Broker non-votes are shares held by a broker, bank or other nominee that are represented at the SCBT special meeting, but with respect to which the broker or nominee is not instructed by the beneficial owner of such shares to vote on the particular proposal and the broker does not have discretionary voting power on such proposal. If your broker, bank or other nominee holds your shares of SCBT common stock in "street name," your broker, bank or other nominee will vote your shares of SCBT common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by your broker, bank or other nominee with this joint proxy statement/prospectus.

Revocability of Proxies and Changes to a SCBT Shareholder's Vote

        If you hold stock in your name as a shareholder of record, you may revoke any proxy at any time before it is voted by (1) signing and returning a proxy card with a later date, (2) delivering a written revocation letter to SCBT's corporate secretary or (3) attending the special meeting in person, notifying the corporate secretary and voting by ballot at the special meeting.

        Any shareholder entitled to vote in person at the special meeting may vote in person regardless of whether a proxy has been previously given, but the mere presence (without notifying SCBT's corporate secretary) of a shareholder at the special meeting will not constitute revocation of a previously given proxy.

        Written notices of revocation and other communications about revoking your proxy should be addressed to:

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201
Attention: Corporate Secretary

        If your shares are held in "street name" by a bank or broker, you should follow the instructions of your bank or broker regarding the revocation of proxies.

Solicitation of Proxies

        SCBT is soliciting your proxy in conjunction with the merger. SCBT will bear the entire cost of soliciting proxies from you. In addition to solicitation of proxies by mail, SCBT will request that banks, brokers and other record holders send proxies and proxy material to the beneficial owners of SCBT common stock and secure their voting instructions. SCBT will reimburse the record holders for their reasonable expenses in taking those actions. If necessary, SCBT may use its directors and several of its regular employees, who will not be specially compensated, to solicit proxies from the SCBT shareholders, either personally or by telephone, facsimile, letter or electronic means.

Attending the Meeting

        All holders of SCBT common stock, including shareholders of record and shareholders who hold their shares through banks, brokers, nominees or any other holder of record, are invited to attend the special meeting. Shareholders of record can vote in person at the special meeting. If you are not a shareholder of record, you must obtain a proxy executed in your favor from the record holder of your shares, such as a broker, bank or other nominee, to be able to vote in person at the special meeting. If you plan to attend the special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted. SCBT reserves the right to refuse admittance to anyone without proper proof of share ownership and without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the special meeting is prohibited without SCBT's express written consent.

 Assistance

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SCBT common stock, please contact Renee R. Brooks, Corporate Secretary:

520 Gervais Street
Columbia, South Carolina 29201
(800) 277-2175

 INFORMATION ABOUT SCBT

        SCBT is a bank holding company incorporated under South Carolina law in 1985. Until February of 2004, SCBT was named "First National Corporation." SCBT currently holds all of the stock of its subsidiary, SCBT, a South Carolina banking corporation (which we refer to below as SCBT Bank). SCBT Bank opened for business in 1934 and converted from a national bank charter to a South Carolina bank charter effective as of July 1, 2012, changing its name from "SCBT, N.A." to "SCBT." SCBT operates as South Carolina Bank and Trust, North Carolina Bank and Trust, and Community Bank and Trust. SCBT coordinates the financial resources of the consolidated enterprise and thereby maintains financial, operational and administrative systems that allow centralized evaluation of subsidiary operations and coordination of selected policies and activities. SCBT's operating revenues and net income are derived primarily from cash dividends received from SCBT Bank. At June 30, 2012, SCBT had consolidated total assets of approximately $4.37 billion, gross loans of approximately $3.04 billion and total deposits of approximately $3.66 billion.

        SCBT Bank provides a full range of retail and commercial banking services, mortgage lending services, trust and investment services, and consumer finance loans through 53 financial centers in 19 South Carolina counties, three financial centers in Mecklenburg County, North Carolina, and 21 financial centers in 10 counties in North Georgia. SCBT Bank has served the Carolinas for more than 78 years. SCBT Bank began operating in 1934 in Orangeburg, South Carolina and has maintained its ability to provide superior customer service while also leveraging its size to offer many products more common to super-regional banks. SCBT has pursued a growth strategy that relies primarily on organic growth, supplemented by the acquisition of select financial institutions or branches in certain market areas. In recent years, SCBT has continued to grow its business in South Carolina, and has expanded into North Carolina and Georgia through, among other things, its acquisitions of Peoples Bancorporation, Inc., a full service nationally-chartered community bank, in April 2012, Habersham Bank, a full service Georgia state-chartered community bank, in February of 2011, and Community Bank & Trust, a full service Georgia state-chartered community bank, in January of 2010.

        The principal executive offices of SCBT are located at 520 Gervais Street, Columbia, South Carolina 29201, and its telephone number is (800) 277-2175. SCBT's website can be accessed at http://www.scbtonline.com. Information contained in SCBT's website does not constitute part of, and is not incorporated into, this joint proxy statement/prospectus. SCBT common stock is quoted on the NASDAQ Global Select Market under the symbol SCBT.

        The directors and executive officers of SCBT immediately prior to the closing of the merger will continue to be the directors and executive officers of SCBT, as the surviving corporation of the merger, after the merger.

        Additional information about SCBT and its subsidiaries is included in documents incorporated by reference in this joint proxy statement/prospectus. See "Where You Can Find More Information."

        SCBT adopted ASU 2011-5, Comprehensive Income, as of January 1, 2012, which required a separate statement of Comprehensive Income that follows the Statement of Operations. As this standard requires retrospective application, SCBT has included the impact of the adoption of this accounting principle below to reflect retrospective application of each of the years for the five-year period ended December 31, 2011, as those financial statements are incorporated by reference into the registration statement of which this joint proxy statement/prospectus forms a part.

 SCBT FINANCIAL CORPORATION AND SUBSIDIARY

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(Dollars in thousands)

	Six Months Ended June 30,		For the Periods Ended December 31,
	2012	2011	2011	2010	2009	2008	2007
Net income	$15,059	$7,434	$22,595	$51,882	$13,595	$15,785	$21,565

Other comprehensive income (loss):
Unrealized gains (losses) on securities:
Unrealized holding gains (losses) arising during period	1,783	4,296	7,345	(1,323)	7,516	(14,930)	2,254
Tax effect	(680)	(1,521)	(2,647)	470	(2,668)	5,673	(857)
Reclassification adjustment for losses (gains) included in net income	(61)	(333)	(308)	(292)	(82)	9,927	460
Tax effect	23	115	111	104	29	(3,772)	(174)

Net of tax amount	1,065	2,557	4,501	(1,041)	4,795	(3,102)	1,683
Noncredit portion of other-than-temporary impairment losses:
Total other-than-temporary impairment losses			—	(1,281)	(10,494)	—	—
Tax effect			—	455	3,725	—	—
Reclassification adjustment of credit portion included in net income			—	6,770	5,005	—	—
Tax effect			—	(2,404)	(1,776)	—	—

Net of tax amount	—	—	—	3,540	(3,540)	—	—
Unrealized losses on derivative financial instruments qualifying as cash flow hedges:
Unrealized holding losses arising during period	(267)	(256)	(1,060)	(775)	(21)	—	—
Tax effect	99	90	428	276	7	—	—
Reclassification adjustment for losses included in interest expense	144	151	304	162	—	—	—
Tax effect	(52)	(53)	(123)	(58)	—	—	—

Net of tax amount	(76)	(68)	(451)	(395)	(14)	—	—
Unrealized gain (loss) related to the Company's pension plan and and post-retirement benefits:
Pension plan unrealized gain (loss)			(5,072)	(875)	3,998	(7,056)	779
Post-retirement benefit gain (loss)			(39)	64	37	(251)	(55)
Tax effect			2,104	297	(1,473)	2,711	(377)

Net of tax amount	—	—	(3,007)	(514)	2,562	(4,596)	347

Other comprehensive income, net of tax	989	2,489	1,043	1,590	3,803	(7,698)	2,030

Comprehensive income	$16,048	$9,923	$23,637	$53,471	$17,398	$8,087	$23,595

 INFORMATION ABOUT SAVB

General Development of Business

        SAVB was incorporated as a Georgia business corporation on October 5, 1989, for the purpose of becoming a bank holding company. SAVB became a bank holding company within the meaning of the Bank Holding Company Act and the Georgia Bank Holding Company Act upon the acquisition of 100 percent of the common stock of The Savannah Bank on August 22, 1990.

        In February 1998, SAVB entered into a plan of merger to exchange shares of its stock for shares of Bryan Bancorp of Georgia, Inc., the bank holding company for Bryan Bank. The transaction was valued at approximately $24 million. The merger, which was accounted for as a pooling of interests, was a tax-free reorganization for federal income tax purposes. The merger was consummated on December 15, 1998. Bryan Bancorp of Georgia, Inc. was merged into SAVB and Bryan Bank became a wholly-owned subsidiary of SAVB on the merger date.

        On February 6, 2006, SAVB invested $10 million cash, a portion of the net proceeds from an August 2005 private placement stock offering, in 100 percent of the common stock of Harbourside Community Bank, or Harbourside, a newly-formed federal stock savings bank, located on Hilton Head Island, South Carolina. The plans for forming Harbourside began in October 2003 when The Savannah Bank opened a mortgage loan production office on Hilton Head Island. Effective September 30, 2009, SAVB merged the charter of Harbourside into The Savannah Bank. The two Harbourside branches are now The Savannah Bank branches.

        SAVB acquired all of the net assets of Minis & Co., Inc., which we refer to as Minis, as of August 31, 2007. The net assets of Minis were incorporated into a new, wholly-owned subsidiary of SAVB which continued to operate under the name of Minis & Co., Inc. The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of Minis' operations have been included in the consolidated financial statements beginning September 1, 2007. Minis is a registered investment advisor based in Savannah, Georgia, offering a full line of investment management services.

        On September 30, 2008, SAVB formed a new subsidiary, SAVB Holdings, LLC, to hold previously identified problem loans (including problem and nonperforming loans) and foreclosed real estate, or OREO, primarily from Harbourside. SAVB funded this subsidiary with an initial $12.5 million loan from a related private party and purchased loans and OREO at their current value.

        The Savannah Bank, Bryan Bank, Minis and SAVB Holdings are the four operating subsidiaries of SAVB. The Savannah Bank received its charter from the Office of the Comptroller of the Currency, or the OCC, and opened for business on August 22, 1990. Bryan Bank received its charter from the Georgia DBF in December 1989. The deposits at The Savannah Bank and Bryan Bank are insured by the FDIC.

        As of June 30, 2012, The Savannah Bank had nine full service offices and one stand-alone automated teller machine, or ATM, total assets of $703 million, total loans of $544 million, total deposits of $609 million, total shareholders' equity of $66.4 million and net income of $230,000 for the six month period then ended. As of June 30, 2012, Bryan Bank had two full service offices, total assets of $234 million, total loans of $176 million, total deposits of $210 million, total shareholders' equity of $20.7 million and net income of $5,000 for the six month period then ended. Minis had approximately $443.5 million in assets under management at June 30, 2012.

        In September 2005, SAVB formed SAVB Properties, LLC for the primary purpose of owning a 50 percent interest in two real estate partnerships. Johnson Square Associates, a Georgia general partnership, owns a seven-story, 35,000 square foot building at 25 Bull Street on Johnson Square in downtown Savannah. SAVB currently leases approximately 51 percent of this space for its corporate headquarters and the main office of The Savannah Bank. Whitaker Street Associates, a Georgia Limited Partnership, owned the 80' × 200' parking lot directly across Whitaker Street from 25 Bull Street. On December 28, 2010, SAVB sold its 50 percent interest in Whitaker Street Associates for approximately $694,000 and a gain of approximately $255,000.

Banking Services

        SAVB has approximately 188 full time equivalent employees as of June 30, 2012. The Savannah Bank and Bryan Bank offer a full range of deposit services, including checking accounts, savings accounts and various time deposits ranging from daily money market accounts to long-term certificates of deposit. The transaction accounts and time deposits are tailored to the principal market areas at rates competitive with those offered in the area. In addition, retirement accounts such as Individual Retirement Accounts and Simplified Employee Pension accounts are offered. The FDIC insures all deposit accounts up to the maximum amount of $250,000. In addition, through the Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, unlimited insurance coverage on noninterest-bearing transaction accounts was extended to all financial institutions through December 31, 2012. The Savannah Bank and Bryan Bank solicit these accounts from individuals, businesses, foundations, organizations, and governmental authorities.

        The Savannah Bank and Bryan Bank offer a full range of short-term and medium-term commercial, real estate, residential mortgage and personal loans. The Savannah Bank and Bryan Bank's primary lending focus is business, real estate and consumer lending. Commercial loans include both secured loans and a limited volume of unsecured loans. Consumer loans include secured loans for financing automobiles, home improvements, real estate and other personal investments. Unsecured consumer loans are limited and generally made to the most creditworthy borrowers. The Savannah Bank and Bryan Bank originate fixed and variable rate mortgage loans and offer real estate construction and acquisition loans.

        The Savannah Bank and Bryan Bank's lending policies provide each lending officer with written guidance for lending activities as approved by the board of directors of the banks. Real estate loan-to-value guidelines generally conform to regulatory loan-to-value limits. Additionally, the existence of reliable sources of repayment/cash flow are usually required before making any loan, regardless of the collateral. Appraisals are obtained as required. Lending officers or contract inspectors make on-site inspections on construction loans. Lending authority is delegated to each lending officer by the Credit Committee of each of The Savannah Bank and Bryan Bank's board. Loans in excess of the individual officer limits must be approved by a senior officer with sufficient approval authority delegated by these committees. Loans to borrowers whose aggregate combined companywide exposure exceeds $1,500,000 at The Savannah Bank and $1,000,000 at Bryan Bank require the approval of the bank's Credit Committee.

        Management and the directors are aware that environmental liabilities may negatively impact the financial condition of borrowers, the value of real property and the contingent environmental clean-up liabilities The Savannah Bank and Bryan Bank could incur by having a lien on environmentally deficient property. The Savannah Bank and Bryan Bank generally decline to make loans secured by property with environmental deficiencies. Environmental surveys are required when there is reason for concern about potential environmental liabilities.

        The Savannah Bank and Bryan Bank operate residential mortgage loan origination departments. The banks take mortgage loan applications, obtain rate commitments and complete various origination documentation and follow-up for an origination fee from third-party mortgage bankers. In addition to generating fee income, the departments also generate banking relationships from its customers and real estate-related contacts. These loans are funded by other mortgage investors and have not been warehoused on The Savannah Bank and Bryan Bank's books.

 Credit Risk Management and Allowance for Loan Losses

        The Savannah Bank and Bryan Bank have a comprehensive program designed to control and continually monitor the credit risks inherent in the loan portfolios. This program includes a structured loan approval process in which the board delegates authority for various types and amounts of loans to loan officers on a basis commensurate with seniority and lending experience. There are four risk grades of "criticized" assets: Special Mention, Substandard, Doubtful and Loss. Assets designated as substandard, doubtful or loss are considered "classified". The classification of assets is subject to regulatory review and reclassification. The Savannah Bank and Bryan Bank include aggregate totals of criticized assets, and general and specific valuation reserves in quarterly reports to the board, which approves the overall allowance for loan losses evaluation.

        The Savannah Bank and Bryan Bank use a risk rating system which is consistent with the regulatory risk rating system. This system applies to all assets of an insured institution and requires each institution to periodically evaluate the risk rating assigned to its assets. The Savannah Bank and Bryan Bank's loan risk rating systems utilize both the account officer and an independent loan review function to monitor the risk rating of loans. Each loan officer is charged with the responsibility of monitoring changes in loan quality within his or her loan portfolio and reporting changes directly to credit administration and senior management. The internal credit administration function monitors loans on a continuing basis for both documentation and credit related exceptions. Additionally, The Savannah Bank and Bryan Bank have contracted with an external loan review service which performs a review of the banks' loans at least semi-annually to determine that the appropriate risk grade has been assigned to each borrowing relationship and to evaluate other credit quality, documentation and compliance factors. Delinquencies are monitored on all loans as a basis for potential credit quality deterioration. Commercial and mortgage loans that are delinquent 90 days or longer generally are placed on nonaccrual status unless the credit is well-secured and in process of collection. Revolving credit loans and other personal loans are typically charged-off when payments are 120 days past due. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest in full becomes doubtful. Real estate acquired through foreclosure is classified as substandard unless there is sufficient evidence to indicate such classification is not warranted. For further information, see "SAVB's Management's Discussion and Analysis of Financial Condition and Results of Operations."

Other Banking Services

        The Savannah Bank was granted trust powers by the OCC in 1996. The Trust Department of The Savannah Bank contracts with Marshall & Ilsley Trust Company, a part of BMO Financial Group, for trust data processing, securities safekeeping and certain other operational functions. This system provides clients and their advisors access to trust account information via the Internet. Employee benefit administration and certain money management functions are outsourced to third parties. Using these resources, the Trust Department offers a full array of trust services, including investment management, personal trusts, custodial accounts, estate administration and retirement plan asset management.

        Originally founded in 1932, Minis is a registered investment advisory firm based in Savannah, Georgia. Minis provides fee-only investment services to individuals, families, employee benefit plans, non-profit organizations and other entities.

        The Savannah Bank and Bryan Bank offer cash management services, remote deposit capture, Internet banking, electronic bill payment, non-cash deposit courier service, safe deposit boxes, travelers checks, direct deposit of payroll, U.S. Savings bonds, official bank checks and automatic drafts for various accounts. The Savannah Bank and Bryan Bank have thirteen automated teller machines and are members of the STAR network of automated teller machines. The Savannah Bank and Bryan Bank issue ATM and debit cards. They also offer Discover, VISA and MasterCard credit cards as an agent for a correspondent bank.

Location and Service Area

        The Savannah Bank and Bryan Bank's primary service areas include the city of Savannah and surrounding Chatham County, the city of Richmond Hill (which is 20 miles southwest of downtown Savannah) and surrounding Bryan County, and Hilton Head Island, Bluffton and southern Beaufort County in South Carolina. Their secondary service areas include Effingham and Liberty Counties, Georgia and Jasper County, South Carolina. The Savannah Bank and Bryan Bank's target customers are individuals and small to medium-sized businesses, including wholesale, retail and professional service businesses in the community. The Savannah Bank and Bryan Bank also target individuals who meet certain net worth and income requirements as potential customers for private banking services.

        The Savannah Bank's main office, known as the Johnson Square Office, opened in August 1990 and is located in the primary financial district in downtown Savannah, where most of the commercial banks in the primary service area have their main Savannah offices. In recent years, regional banks with headquarters outside of the state of Georgia have acquired several of the banks in the primary service area. The Savannah Bank emphasizes that it is based in Savannah and that its directors and officers are committed to the economic development of the Savannah area.

        Bryan Bank's main office opened in December 1989 and is located in the primary commercial area of the city of Richmond Hill. Several other community bank branch offices and one grocery store branch office are located in Richmond Hill.

        In October 1992, The Savannah Bank opened its second office at 400 Mall Boulevard. The Mall Boulevard Office is located in the primary commercial and retail district in Savannah which includes a high concentration of professional and service-related businesses.

        In November 1995, The Savannah Bank opened its third office, the West Chatham Office, at 100 Chatham Parkway. West Chatham is a full service office located six miles west of the main office in a commercial and industrial growth area of Chatham County.

        In October 1997, the fourth office at 4741 Highway 80 East on Whitemarsh Island, six miles east of the main office, opened for business. Deposits, mortgage loans and consumer loans are the primary opportunities for this location which serves a large concentration of higher net worth individuals.

        In October 1998, The Savannah Bank opened its fifth location in the Medical Arts Shopping Center. This office is strategically located near two major hospitals and numerous medical, dental and professional practices. This location is approximately four miles southeast of the main office.

        In October 2003, The Savannah Bank opened a mortgage loan production office on Hilton Head Island, South Carolina which operated as Harbourside Mortgage Company, a division of The Savannah Bank, through February 28, 2006. On March 1, 2006, the separately chartered Harbourside opened for business in its new main office building at 852 William Hilton Parkway, the primary traffic artery on Hilton Head Island. This is now a branch of The Savannah Bank.

        In September 2006, The Savannah Bank opened an office in The Village on Skidaway Island adjacent to the Landings community in Savannah. This office location services the higher income individuals and higher net worth retiree island communities nearby.

        In December 2007, the former Harbourside opened its second office in Bluffton, South Carolina on Bluffton Parkway. This is a rapidly growing area with a concentration of residential homes and small businesses. This is now a branch of The Savannah Bank.

        In August 2008, Bryan Bank opened its second office in Richmond Hill at 3700 Highway 17, about one-half mile from I-95. The branch occupies 3,000 square feet of this 11,500 square foot facility. SAVB's regional banking operations center, which provides support functions including imaged item processing, statement rendering, information technology, deposit operations, loan operations and branch operations support functions, occupies the remainder of the facility.

        On June 25, 2010, The Savannah Bank entered into an agreement with the FDIC to purchase substantially all deposits and certain liabilities and assets of First National Bank, Savannah, which we refer to as First National. Through this transaction, The Savannah Bank assumed the lease of one of First National's branches located at 802 First Street, Tybee Island, Georgia. Deposits, mortgage loans and consumer loans are the primary opportunities for this location which serves a large concentration of higher net worth individuals and is a popular tourist destination.

        In September 2010, The Savannah Bank's loan production office located at 400 Main Street in St. Simons Island, Georgia was closed.

        The Savannah Bank and Bryan Bank's business plans rely principally upon local advertising and promotional activity and upon personal contacts by their directors and officers to attract business and to acquaint potential customers with their personalized services. The Savannah Bank and Bryan Bank emphasize a high degree of personalized customer service. Advertising and marketing emphasize the advantages of dealing with an independent, locally-owned, relationship-oriented bank to meet the particular needs of individuals, professionals and small to medium-size businesses in the community.

Supervision and Regulation Credit and Monetary Policies and Related Matters

        SAVB and its subsidiaries are affected by the fiscal and monetary policies of the federal government and its agencies, including the Federal Reserve Board. An important function of these policies is to curb inflation and control recessions through control of the supply of money and credit. The operations of SAVB and its subsidiaries are affected by the policies of government regulatory authorities, including the Federal Reserve Board which regulates money and credit conditions through open market operations in United States Government and Federal agency securities, adjustments in the discount rate on member bank borrowings, and requirements against deposits and regulation of interest rates payable by member banks on time and savings deposits. These policies have a significant influence on the growth and distribution of loans, investments and deposits, and interest rates charged on loans, or paid for time and savings deposits, as well as yields on investments. These policies have had a significant effect on the operating results of commercial banks, including The Savannah Bank and Bryan Bank, in the past and are expected to continue to do so in the future. Future policies of the Federal Reserve Board and other authorities and their effect on future earnings of SAVB and its subsidiaries cannot be predicted.

        The Federal Reserve Board has a policy that a financial holding company is expected to act as a source of financial and managerial strength to each of its subsidiary banks and to commit resources to support each such subsidiary bank. Under the source of strength doctrine, the Federal Reserve Board may require a financial holding company to contribute capital to a troubled subsidiary bank, and may charge the financial holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Accordingly, in the event that one of The Savannah Bank or Bryan Bank becomes troubled, SAVB may be required to contribute capital to the troubled bank. Such a capital injection may be required at times when SAVB does not have the resources to provide it in which case, SAVB may be charged with engaging in unsafe and unsound practices for failure to commit resources to the troubled bank. In addition, any capital loans by a holding company to any subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. In addition, the Crime Control Act of 1990 provides that in the event of a financial holding company's bankruptcy, any commitment by such holding company to a Federal bank or thrift regulatory agency to maintain the capital of a subsidiary bank will be assumed by the bankruptcy trustee and entitled to a priority of payment.

        The Financial Institutions Reform, Recovery and Enforcement Act, or FIRREA, provides that depository institutions insured by the FDIC may be liable for any losses incurred by, or reasonably expected to be incurred by, the FDIC in connection with (i) the default of a commonly controlled FDIC-insured depository institution, or (ii) any assistance provided by the FDIC to a commonly controlled FDIC-insured depository institution in danger of default. "Default" is defined generally as the appointment of a conservator or receiver and "in danger of default" is defined generally as the existence of certain conditions indicating that a "default" is likely to occur in the absence of regulatory assistance. Accordingly, in the event that any insured bank or subsidiary of SAVB causes a loss to the FDIC, other bank subsidiaries of SAVB could be liable to the FDIC for the amount of such loss.

        Under federal law, the OCC may order the pro rata assessment of shareholders of a national bank whose capital stock has become impaired, by losses or otherwise, to relieve a deficiency in such national bank's capital stock. This statute also provides for the enforcement of any such pro rata assessment of shareholders of such national bank to cover such impairment of capital stock by sale, to the extent necessary, of the capital stock of any assessed shareholder failing to pay the assessment. Similarly, the laws of certain states provide for such assessment and sale with respect to The Savannah Bank and Bryan Bank chartered by such states.

Federal and State Laws and Regulation of Banks and Bank Holding Companies

Supervision and Regulation

        Bank holding companies and commercial banks are extensively regulated under both federal and state law. These laws and regulations delineate the nature and extent of the activities in which commercial banks may engage. To the extent that the following information describes statutory and regulatory provisions, it is qualified in its entirety by reference to the particular statutory and regulatory provisions. Supervision, regulation and examination of banks by the bank regulatory agencies are intended primarily for protection of depositors rather than holders of bank or bank holding company securities. Changes in applicable laws or regulations may have a material effect on the business of SAVB, The Savannah Bank and Bryan Bank.

        SAVB, as a bank holding company, is required to register as such with the Federal Reserve Board and the Georgia DBF. It is required to file with both of these agencies quarterly and annual reports and other information regarding its business operations and those of its subsidiaries. It is also subject to supervision and examination by these two agencies and will be required to obtain their approval before acquiring, directly or indirectly, ownership or control of any voting shares of a bank or bank subsidiary of a bank holding company if, after such acquisition, it would own or control, directly or indirectly, more than five percent of the voting stock of such bank or banking subsidiary of a bank holding company. A bank holding company may acquire direct or indirect ownership or control of voting shares of any company that is engaged directly or indirectly in banking or managing or controlling banks or performing services for its authorized subsidiaries. A bank holding company may also engage in or acquire an interest in a company that engages in activities that the Federal Reserve Board has determined by regulation or order to be so closely related to banking as to be a proper incident thereto. Similar requirements are imposed by the Georgia DBF. The Federal Reserve Board has the authority to order a bank holding company or its subsidiaries to terminate certain activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness or stability of it or any of its bank subsidiaries.

        The Savannah Bank is a nationally-charted commercial bank subject to extensive supervision and regulation by the OCC. Bryan Bank is a Georgia-chartered, non-member of the Federal Reserve Board, commercial bank subject to extensive supervision by the Georgia DBF and the FDIC. The deposits of The Savannah Bank and Bryan Bank are insured by the Deposit Insurance Fund, or DIF, of the FDIC up to the applicable limits allowed by law. Accordingly, The Savannah Bank and Bryan Bank are subject to certain FDIC regulations and to examination by the FDIC as their primary insurer.

        The bank regulatory agencies are responsible for overseeing the affairs of The Savannah Bank and Bryan Bank and periodically examining The Savannah Bank and Bryan Bank to determine their compliance with laws and regulations. The Savannah Bank and Bryan Bank must make quarterly reports of financial condition and results of operations to the regulators. This quarterly financial information is made available to the public approximately 45 days after each quarter-end. The bank regulatory agencies use this data for quarterly offsite monitoring of the financial condition of The Savannah Bank and Bryan Bank. In addition, SAVB must file quarterly reports with the Federal Reserve Bank of Atlanta, or the FRB Atlanta. This financial information is reviewed by the FRB Atlanta for accuracy, consistency and reasonableness and is also made available to holding company database providers within 75 days of the end of each quarter. Bank analysts, regulators and consultants regularly use this information in analyzing historical and expected performance of banks and bank holding companies.

        The bank regulatory agencies have authority to issue formal orders against banks and bank holding companies which are about to engage, are engaging or have engaged in unsafe or unsound practices in the conduct of their business. The regulators can order affirmative action to correct any harm resulting from a violation or practice, including, but not limited to, making restitution and providing reimbursement or guarantees against loss in certain cases. The bank regulatory agencies also administer several federal statutes, such as the Community Reinvestment Act of 1977, or the Community Reinvestment Act, and the Depository Institution Management Interlocks Act, which apply to The Savannah Bank and Bryan Bank.

Capital Requirements

        The federal banking regulators have adopted guidelines imposing minimum capital to risk-weighted assets ratios applicable to bank holding companies and state banks as well as minimum leverage ratio guidelines for bank holding companies, national banks, and state member bank. The Fed and the FDIC have the authority to impose, on a case-by-case basis, higher capital requirements on bank holding companies and state banks if they determine that the circumstances of a particular institution require it.

        The guidelines also provide that institutions experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels without significant reliance on intangible assets. Higher capital may be required in individual cases, depending upon a bank holding company's or a bank's risk profile. All bank holding companies and banks are expected to hold capital commensurate with the level and nature of their risks, including the volume and severity of their problem loans. Lastly, the Federal Reserve Board's guidelines indicate that holding companies will be prohibited from participating in new financial affiliations if, at the time of certification, any insured depository affiliate had received a less than "satisfactory" Community Reinvestment Act rating at its most recent examination.

FDICIA and Prompt Corrective Action

        The Federal Deposit Insurance Corporation Improvement Act, or FDICIA, established a system of prompt corrective action to resolve the problems of undercapitalized insured banks. Under this system, the federal banking regulators are required to rate insured banks on the basis of five capital categories (Well Capitalized, Adequately Capitalized, Undercapitalized, Significantly Undercapitalized and Critically Undercapitalized) as described in regulations established by the federal bank regulatory agencies.

        If a bank fails to remain well-capitalized, it will be subject to a variety of enforcement remedies that increase as the capital condition worsens. For instance, the FDICIA generally prohibits a bank from making any capital distribution, including payment of a dividend, or paying any management fee to its holding company if the bank would thereafter be undercapitalized as a result. The federal banking regulators are also required to take mandatory supervisory actions and are authorized to take other discretionary actions, with respect to insured banks in the three undercapitalized categories, the severity of which will depend upon the capital category in which the insured bank is assigned. Undercapitalized banks are subject to restrictions on borrowing from the Federal Reserve Board, may not accept brokered deposits absent a waiver from the FDIC, are subject to growth limitations and are required to submit capital restoration plans for regulatory approval. A bank's holding company must guarantee any required capital restoration plan, up to an amount equal to the lesser of 5% of the bank's assets at the time it becomes undercapitalized or the amount of the capital deficiency when the institution fails to comply with the plan. Significantly undercapitalized banks may be subject to a number of requirements and restrictions, including orders to sell sufficient voting stock to become adequately capitalized, requirements to reduce total assets and cessation of receipt of deposits from correspondent banks. Generally, subject to a narrow exception, the FDICIA requires the banking regulator to appoint a receiver or conservator for an insured bank that is critically undercapitalized.

        As of June 30, 2012, the capital ratios of SAVB and The Savannah Bank exceed the ratios required to be considered "well-capitalized" under the regulatory framework for prompt corrective action in the most recent notification from the FDIC.

Regulatory Proceedings against The Savannah Bank and Bryan Bank & Trust

        On October 5, 2011, The Savannah Bank entered into a formal written agreement with the OCC, pursuant to which The Savannah Bank agreed to take steps to improve its asset quality, credit risk exposure, strategic planning initiatives, capital planning, and liquidity and risk management. Since the completion of the examination, the board of directors and management of The Savannah Bank have aggressively worked to address the findings of the exam and have developed formal action plans to comply with the requirements of the agreement and concerns that gave rise to the agreement. As of June 30, 2012, The Savannah Bank was still working on improving its asset quality, but was otherwise in compliance with the terms of the agreement. Entry into the agreement does not change The Savannah Bank's "well-capitalized" status. As of June 30, 2012, The Savannah Bank had Tier 1 capital of 8.92 percent of total assets and total risk-based capital of 13.56 percent, both of which are in excess of the required regulatory ratios to be considered "well capitalized" and also exceed the ratios that The Savannah Bank agreed with the OCC to maintain (a Tier 1 capital ratio of 8.00 percent and total risk-based capital ratio of 12.00 percent).

        On March 1, 2012, Bryan Bank entered into a Consent Order with the FDIC and the Georgia DBF pursuant to which Bryan Bank agreed to take steps to improve its asset quality, credit risk exposure, strategic planning initiatives, capital planning and liquidity and risk management. Entry into the order automatically changes Bryan Bank's capital status to "adequately capitalized" for regulatory purposes even though Bryan Bank's capital ratios exceed the required regulatory ratios to be considered "well capitalized." The order requires Bryan Bank to maintain a Tier 1 capital ratio of 8.00 percent and total risk-based capital ratio of 10.00 percent. As of June 30, 2012, Bryan Bank had a Tier 1 Leverage Ratio of 7.88 percent which is below the requirement set by the order. However, Bryan Bank's leverage ratio did increase 31 basis points in the second quarter 2012 on a linked quarter basis. SAVB is evaluating its options to bring Bryan Bank into compliance with this stipulation.

Transactions with Affiliates

        The Savannah Bank and Bryan Bank are subject to applicable provisions of the Federal Reserve Act, which restrict the ability of any bank to extend credit to its parent holding company. Additionally, a national banking association cannot extend credit to any affiliate (including its parent and non-bank subsidiaries of its parent); issue a guarantee, acceptance or letter of credit (including an endorsement or standby letter of credit) on behalf of its affiliates; invest in the stock or securities of affiliates or, under certain circumstances, take such stock or securities as collateral for loans to any borrower.

Source of Strength

        Federal Reserve policy, as codified by the Dodd-Frank Act, requires a bank holding company to act as a source of financial strength and to take measures to preserve and protect bank subsidiaries in situations where additional investments in a troubled bank may not otherwise be warranted. As a result, a bank holding company may be required to contribute additional capital to its subsidiaries in the form of capital notes or other instruments which qualify as capital under regulatory rules. Any loans from the holding company to its subsidiary banks likely will be unsecured and subordinated to the bank's depositors and perhaps to other creditors of the bank.

Monetary Policy

        The earnings of The Savannah Bank and Bryan Bank and, consequently, of SAVB, are affected significantly by the policies of the Federal Reserve Board, which regulates the money supply in order to mitigate recessionary and inflationary pressures. Among the techniques used to implement these objectives are open market operations in U.S. Government securities, changes in the rate paid by banks on bank borrowings, and changes in reserve requirements against bank deposits. These techniques are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may also affect interest rates charged on loans or paid for deposits. The monetary policies of the Federal Reserve Board have had a significant effect on the operating results of banks, including The Savannah Bank and Bryan Bank, in the past and are expected to continue to do so in the future.

Recent Regulatory Developments

The Dodd-Frank Act

        On July 21, 2010, President Obama signed into law the Dodd-Frank Act. As more fully discussed below, the Dodd-Frank Act has had and will likely continue to have a broad impact on the financial services industry, imposing significant regulatory and compliance changes, increased capital, leverage and liquidity requirements, changes to deposit insurance assessments, lending limits and mortgage lending practices, increased consumer financial protection, limits on interchange fees and numerous other provisions designed to improve supervision and oversight of, and strengthen safety and soundness within, the financial services sector. Additionally, the Dodd-Frank Act establishes a new framework of authority to conduct systemic risk oversight within the financial system that will be distributed among new and existing federal regulatory agencies, including the Financial Stability Oversight Council, or the Oversight Council, the Federal Reserve Board, the OCC and the FDIC.

        Many of the provisions became effective upon enactment of the Dodd-Frank Act, while others are subject to further study, rulemaking, and the discretion of regulatory bodies and will be implemented over time. Given the uncertainty associated with the manner in which the provisions of the Dodd-Frank Act will be implemented by the various regulatory agencies and through regulations, the full extent of the impact such requirements will have on SAVB's or The Savannah Bank and Bryan Bank's operations or our ability to pursue future business opportunities is unclear. The changes resulting from the Dodd-Frank Act may impact the profitability of SAVB or The Savannah Bank and Bryan Bank's business activities, require changes to certain business practices, impose upon SAVB or The Savannah Bank and Bryan Bank more stringent capital, liquidity and leverage requirements or otherwise adversely affect our business. These changes may also require SAVB to invest significant management attention and resources to evaluate and make any changes necessary to comply with new statutory and regulatory requirements. SAVB cannot predict with any certainty the likelihood, timing, and scope of any such change and the impact any such change may have. Such changes could materially adversely affect SAVB's business, financial condition or results of operations.

        The following items provide a brief description of the relevant provisions of the Dodd-Frank Act and their potential impact on our operations and activities, both currently and prospectively.

        Creation of New Governmental Agencies.    The Dodd-Frank Act creates various new governmental agencies such as the Oversight Council and the Bureau of Consumer Financial Protection, or CFPB, an independent agency housed within the Federal Reserve Board. The CFPB has a broad mandate to issue regulations, examine compliance and take enforcement action under the federal financial consumer laws. In addition, the Dodd-Frank Act permits states to adopt consumer protection laws and regulations that are stricter than those regulations promulgated by the CFPB, and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against certain institutions.

        Limitation on Federal Preemption.    The Dodd-Frank Act significantly reduces the ability of national banks to rely upon federal preemption of state consumer financial laws. Although the OCC will have the ability to make preemption determinations where certain conditions are met, the broad rollback of federal preemption has the potential to create a patchwork of federal and state compliance obligations. This could, in turn, result in significant new regulatory requirements applicable to us, with attendant potential significant changes in our operations and increases in our compliance costs. It could also result in uncertainty concerning compliance, with attendant regulatory and litigation risks.

        Corporate Governance.    The Dodd-Frank Act addresses investor protection, corporate governance and executive compensation matters that will affect most U.S. publicly traded companies. The Dodd-Frank Act: (1) grants shareholders of U.S. publicly traded companies an advisory vote on executive compensation; (2) enhances independence requirements for compensation committee members; and (3) requires companies listed on national securities exchanges to adopt incentive-based compensation clawback policies for executive officers.

        Deposit Insurance.    The Dodd-Frank Act makes permanent the $250,000 deposit insurance limit for insured deposits and provides unlimited insurance on noninterest-bearing transaction accounts through December 31, 2012. Amendments to the Federal Deposit Insurance Act, or FDIA, also revise the assessment base against which an insured depository institution's deposit insurance premiums paid to the DIF will be calculated. Under the amendments, the assessment base will no longer be the institution's deposit base, but rather its average consolidated total assets less its average tangible equity. This may shift the burden of deposit insurance premiums toward those depository institutions that rely on funding sources other than U.S. deposits. Additionally, the Dodd-Frank Act makes changes to the minimum designated reserve ratio of the DIF, increasing the minimum from 1.15 percent to 1.35 percent of the estimated amount of total insured deposits, and eliminating the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds. Several of these provisions could increase our FDIC deposit insurance premiums.

        Capital Standards.    Regulatory capital standards are expected to change as a result of the Dodd-Frank Act, and in particular as a result of the Collins Amendment. The Collins Amendment requires that the appropriate federal banking agencies establish minimum leverage and risk-based capital requirements on a consolidated basis for insured depository institutions and their holding companies. As a result, SAVB and The Savannah Bank and Bryan Bank will be subject to the same capital requirements, and must include the same components in regulatory capital. One impact of the Collins Amendment is to prohibit bank and bank holding companies from including in their Tier 1 regulatory capital certain hybrid debt and equity securities issued on or after May 19, 2010.

        Shareholder Say-On-Pay Votes.    The Dodd-Frank Act requires public companies to take shareholders' votes on proposals addressing compensation (known as say-on-pay), the frequency of a say-on-pay vote (known as say-on-frequency), and the golden parachutes available to executives in connection with change-in-control transactions (known as say-on-golden parachutes). Public companies must give shareholders the opportunity to vote on the compensation at least every three years and the opportunity to vote on frequency at least every six years, indicating whether the say-on-pay vote should be held annually, biennially, or triennially. The say-on-pay and say-on-frequency rules are not applicable to smaller reporting companies until annual meetings occurring on or after January 21, 2013, but SAVB elected nonetheless to provide shareholders the opportunity to vote on these issues in 2011. The say-on-pay, say-on-frequency and the say-on-golden parachute votes are explicitly nonbinding and cannot override a decision of the Federal Reserve Board.

        Mortgage Loan Origination and Risk Retention.    The Dodd-Frank Act contains additional regulatory requirements that may affect our mortgage origination and servicing operations, result in increased compliance costs and may impact revenue. For example, in addition to numerous new disclosure requirements, the Dodd-Frank Act imposes new standards for mortgage loan originations on all lenders, including banks, in an effort to strongly encourage lenders to verify a borrower's ability to repay. Most significantly, the new standards limit the total points and fees that we and/or a broker may charge on conforming and jumbo loans to 3 percent of the total loan amount. Also, the Dodd-Frank Act, in conjunction with the Federal Reserve Board's final rule on loan originator compensation issued August 16, 2010 and effective April 1, 2011, prohibits certain compensation payments to loan originators and the practice of steering consumers to loans not in their interest when it will result in greater compensation for a loan originator. These standards have resulted in a myriad of new controls over processing systems and pricing and compensation policies and practices in order to ensure compliance and to decrease repurchase requests and foreclosure defenses. In addition, the Dodd-Frank Act generally requires lenders or securitizers to retain an economic interest in the credit risk relating to loans the lender sells and other asset-backed securities that the securitizer issues if the loans have not complied with the ability to repay standards. The risk retention requirement generally will be 5 percent, but could be increased or decreased by regulation.

        Imposition of Restrictions on Certain Activities.    The Dodd-Frank Act requires new regulations for the over-the-counter derivatives market, including requirements for clearing, exchange trading, capital, margin and reporting. Additionally, the Dodd-Frank Act requires that certain swaps and derivatives activities be "pushed out" of insured depository institutions and conducted in separately capitalized non-bank affiliates and generally prohibits banking entities from engaging in "proprietary trading" or investing in or sponsoring private equity and hedge funds, subject to limited exemptions.

        Repeal of Regulation Q.    On April 14, 2011, the Federal Reserve Board released a proposed rulemaking to implement the repeal of Regulation Q, which prohibited payment of interest on demand deposits, as mandated by the Dodd-Frank Act. The repeal of Regulation Q was effective July 21, 2011. Although Regulation Q prohibits the payment of interest on all demand deposits, in practice, the prohibition was limited to forbidding the payment of interest on business checking accounts. In response to Regulation Q's limitations, banks developed Negotiable Order of Withdrawal, or NOW, and sweep accounts to extend interest to businesses and individuals, among others. Upon the repeal of Regulation Q, banks may offer interest-bearing demand deposits, including checking accounts, to businesses as well as individuals.

Basel III

        As a result of the Dodd-Frank Act's Collins Amendment, SAVB, The Savannah Bank and Bryan Bank will formally be subject to the same regulatory capital requirements. The current risk-based capital guidelines that apply to SAVB are based upon the 1988 capital accord of the international Basel Committee on Banking Supervision, or Basel, a committee of central banks and bank supervisors, as implemented by the U.S. federal banking agencies on an interagency basis. In 2008, the banking agencies collaboratively began to phase-in capital standards based on a second capital accord, or Basel II, for large or "core" international banks (generally defined for U.S. purposes as having total assets of $250 billion or more or consolidated foreign exposures of $10 billion or more). Basel II emphasizes internal assessment of credit, market and operational risk, as well as supervisory assessment and market discipline in determining minimum capital requirements.

        On September 12, 2010, the Group of Governors and Heads of Supervision, the oversight body of Basel, announced agreement to a strengthened set of capital requirements for internationally active banking organizations in the U.S. and around the world known as "Basel III." Basel III was endorsed at the meeting of the G-20 nations in November 2010 and the final text of the Basel III rules was subsequently agreed to by Basel on December 16, 2010. The Basel III reforms are subject to individual adoption by member nations. Member countries are expected to issue laws or regulations to implement Basel III by January 2013. It is expected that the U.S. federal banking agencies will implement Basel III as indicated by a joint press release issued by the U.S. federal banking agencies on September 12, 2010 expressing support for the Basel III standards. Certain aspects of the new standards are slated to become effective upon implementation while others will be phased in over several years. These standards, which are aimed at capital reform, seek to further strengthen financial institutions' capital positions by mandating a higher minimum level of common equity to be held, along with a capital conservation buffer to withstand future periods of stress. Basel III addresses the quality of capital and introduces new capital requirements but does not purport to overrule the Basel II standards, which focus on the appropriate allocation of capital to bank assets based on credit risk.

        While the timing and scope of any implementation of Basel III by the U.S. remains uncertain, the following items provide a brief description of the relevant provisions of Basel III and their potential impact on our capital levels if applied to SAVB.

        New Minimum Capital Requirements.    Subject to implementation by the U.S. federal banking agencies, Basel III would be expected to have the following effects on the minimum capital levels of banking institutions to which it applies when fully phased in by January 1, 2019:

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  Minimum Common Equity.  The minimum requirement for common equity, the highest form of loss absorbing capital, will be raised from the current 2.0 percent level, before the application of regulatory adjustments, to 4.5 percent after the application of stricter adjustments. This requirement will be phased in by January 1, 2015. As noted below, total common equity required will rise to 7.0 percent by January 1, 2019 (4.5 percent attributable to the minimum required common equity plus 2.5 percent attributable to the "capital conservation buffer" as discussed below).

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  Minimum Tier 1 Capital.  The minimum Tier 1 capital requirement, which includes common equity and other qualifying financial instruments based on stricter criteria, will increase from 4.0 percent to 6.0 percent also by January 1, 2015. Total Tier 1 capital will rise to 8.5 percent by January 1, 2019 (6.0 percent attributable to the minimum required Tier 1 capital ratio plus 2.5 percent attributable to the capital conservation buffer).

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  Minimum Total Capital.  The minimum total capital (Tier 1 and Tier 2 capital) requirement will increase to 8.0 percent by January 1, 2013 (10.5 percent by January 1, 2019, including the capital conservation buffer).

        Capital Conservation Buffer.    An initial capital conservation buffer of 0.625 percent above the regulatory minimum common equity requirement will begin in January 2016 and will gradually be increased to 2.5 percent by January 1, 2019. The buffer will be added to common equity, after the application of deductions. The purpose of the conservation buffer is to ensure that banks maintain a buffer of capital that can be used to absorb losses during periods of financial and economic stress. It is expected that, while banks would be allowed to draw on the buffer during such periods of stress, the closer their regulatory capital ratios approach the minimum requirement, the greater the constraints that would be applied to earnings distributions.

        Countercyclical Buffer.    Basel III expects regulators to require, as appropriate to national circumstances, a "countercyclical buffer" within a range of 0 percent to 2.5 percent of common equity or other fully loss absorbing capital. The purpose of the countercyclical buffer is to achieve the broader goal of protecting the banking sector from periods of excess aggregate credit growth. For any given country, it is expected that this buffer would only be applied when there is excess credit growth that is resulting in a perceived system-wide build up of risk. The countercyclical buffer, when in effect, would be introduced as an extension of the conservation buffer range.

        Regulatory Deductions from Common Equity.    The regulatory adjustments (i.e., deductions and prudential filters), including minority interests in financial institutions and deferred tax assets from timing differences, would be deducted in increasing percentages beginning January 1, 2014, and would be fully deducted from common equity by January 1, 2018. Certain instruments that no longer qualify as Tier 1 capital, such as trust preferred securities, also would be subject to phase-out over a 10-year period beginning January 1, 2013.

        Non-Risk Based Leverage Ratios.    These capital requirements are supplemented by a non-risk-based leverage ratio that will serve as a backstop to the risk-based measures described above. In July 2010, the Governors and Heads of Supervision agreed to test a minimum Tier 1 leverage ratio of 3.0 percent during the parallel run period. Based on the results of the parallel run period, any final adjustments would be carried out in the first half of 2017 with a view to adopting the 3.0 percent leverage ratio on January 1, 2018, based on appropriate review and calibration.

        Additional Capital Requirement Regulation.    In addition to Basel III, the Dodd-Frank Act requires or permits the federal banking agencies to adopt regulations affecting banking institutions' capital requirements in a number of respects, including potentially more stringent capital requirements for systemically important financial institutions. On November 22, 2011, the Federal Reserve Board issued a final rule requiring top-tier U.S. bank holding companies with total consolidated assets of $50 billion or more to submit annual capital plans for review. In addition, the Federal Reserve Board also expects these banks to demonstrate that they can achieve the capital ratios required by the Basel III framework as applied to the U.S.

        The timing and scope of any implementation of Basel III by the U.S. remains uncertain and, the standards could be further amended by Basel. Accordingly, the regulations ultimately applicable to us may be substantially different from the Basel III final framework as published in December 2010 and redefined in 2011. While it is likely that implementation of the Basel III standards in the U.S. will result in generally higher regulatory capital standards, it is difficult at this time to predict how any new standards will ultimately be applied to us and how we will be affected by such standards.

Incentive Compensation

        On June 25, 2010, the federal banking agencies jointly issued final guidance regarding sound incentive compensation policies, or the "Incentive Compensation Guidance," intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The Incentive Compensation Guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization's incentive compensation arrangements should (i) provide employees incentives that appropriately balance risk and financial results in a manner that does not encourage employees to expose their organizations to imprudent risk, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization's board of directors. Any deficiencies in compensation practices that are identified may be incorporated into the organization's supervisory ratings, which can affect its ability to make acquisitions or perform other actions. The Incentive Compensation Guidance provides that enforcement actions may be taken against a banking organization if its incentive compensation arrangements or related risk-management control or governance processes pose a risk to the organization's safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies. In addition, the Dodd-Frank Act contains prohibitions on incentive-based compensation arrangements, or any feature of such arrangements, that encourage inappropriate risk taking by financial institutions, are deemed to be excessive, or that may lead to material losses. Also, under the Dodd-Frank Act, a covered financial institution must disclose to its appropriate federal regulator the structure of its incentive-based compensation arrangements in a manner sufficient for such regulator to determine whether the structure provides excessive compensation, fees, or benefits or could lead to material financial loss to the institution. In February 2011, the federal banking agencies issued proposed interagency rules designed to implement the Dodd-Frank Act's compensation restrictions in a manner consistent with existing compensation standards contained in the FDIA and with the principles outlined in the Incentive Compensation Guidance.

        The scope and content of the U.S. banking regulators' guidance on and rules governing executive compensation are continuing to develop and are likely to continue evolving in the near future. It cannot be determined at this time whether compliance with such guidance and rules will adversely affect the ability of SAVB and its subsidiaries to hire, retain and motivate their key employees.

Other Statutes and Regulations

        SAVB, The Savannah Bank and Bryan Bank are subject to a myriad of other statutes and regulations affecting their activities. Some of the more important include:

        OFAC.    The Office of Foreign Assets Control, or OFAC, is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC sends bank regulatory agencies lists of persons and organizations suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If SAVB, The Savannah Bank or Bryan Bank find a name on any transaction, account or wire transfer that is on an OFAC list, SAVB, The Savannah Bank or Bryan Bank must freeze such account, file a suspicious activity report and notify the appropriate authorities.

        Sections 23A and 23B of the Federal Reserve Act.    Pursuant to Section 23A, The Savannah Bank and Bryan Bank are limited in their ability to engage in "covered transactions" with SAVB or other nonbank affiliates of SAVB. Further, pursuant to Section 23B, such transactions must be on an arms-length basis and on terms at least as favorable to The Savannah Bank and Bryan Bank as those prevailing at the time for transactions with unaffiliated companies. "Covered transactions" include loans or extensions of credit to, and investments in or certain other transactions with, affiliates.

        Outstanding loans from The Savannah Bank or Bryan Bank to SAVB or other nonbank affiliates of SAVB may not exceed 10 percent of the banks' capital stock and surplus, and the total of such transactions between the banks and all of their non-subsidiary affiliates may not exceed 20 percent of the banks' capital stock and surplus. These loans must be fully or over-collateralized. The Savannah Bank and Bryan Bank are also prohibited from purchasing low quality assets from SAVB or other nonbank affiliates of SAVB. Except for limitations on low quality asset purchases and transactions that are deemed to be unsafe or unsound, the Federal Reserve Board's Regulation W, as made applicable to state nonmember banks by section 18(j) of the FDIA generally excludes affiliated depository institutions from treatment as "affiliates."

        The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates under Sections 23A and 23B of the Federal Reserve Act, including an expansion of the definition of "covered transactions" and an increase in the amount of time for which collateral requirements regarding covered credit transactions must be satisfied. The ability of the Federal Reserve Board to grant exemptions from these restrictions is also narrowed by the Dodd-Frank Act, including with respect to the requirement for the OCC, FDIC and Federal Reserve Board to coordinate with one another.

        Loans to Insiders.    The Savannah Bank and Bryan Bank also are subject to restrictions on extensions of credit to executive officers, directors, principal shareholders and their related interests. Such extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with third parties, (ii) must not involve more than the normal risk of repayment or present other unfavorable terms and (iii) may require approval by the Banks' boards of directors. Loans to executive officers are subject to certain additional restrictions.

        Consumer Regulation.    Activities of The Savannah Bank and Bryan Bank are subject to a variety of statutes and regulations designed to protect consumers. These laws and regulations include provisions that:

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  limit the interest and other charges collected or contracted for by the Banks, including new rules regarding the terms of credit cards and debit card overdrafts;

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  govern the Banks' disclosures of credit terms to consumer borrowers;

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  require the Banks to provide information to enable the public and public officials to determine whether it is fulfilling its obligation to help meet the housing needs of the communities it serves;

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  prohibit the Banks from discriminating on the basis of race, creed or other prohibited factors when it makes decisions to extend credit; and

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  govern the manner in which the Banks may collect consumer debts.

        New rules on credit card interest rates, fees, and other terms took effect on February 22, 2010, as directed by the Credit Card Accountability, Responsibility and Disclosure Act. Among the new requirements are (i) 45-days advance notice to a cardholder before the interest rate on a card may be increased, subject to certain exceptions; (ii) a ban on interest rate increases in the first year; (iii) an opt-in for over-the-limit charges; (iv) caps on high fee cards; (v) greater limits on the issuance of cards to persons below the age of 21; (vi) new rules on monthly statements and payment due dates and the crediting of payments; and (vii) the application of new rates only to new charges and of payments to higher rate charges.

        The FDIC expects financial institutions' boards of directors and management to ensure that the institution mitigates the risks associated with offering automated overdraft payment programs and complies with all consumer protection laws and regulations, including providing clear and meaningful disclosures and other communications about overdraft payment programs, fees, and other features and options, and demonstrating compliance with new opt-in requirements for ATM withdrawals and one-time point-of-sale debit card transactions. In addition, the FDIC expects financial institutions to:

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  Promptly honor customers' requests to decline coverage of overdrafts (i.e., opt-out) resulting from non-electronic transactions;

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  Give consumers the opportunity to affirmatively choose the overdraft payment product that overall best meets their needs;

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  Monitor accounts and take meaningful and effective action to limit use of overdrafts by customers as a form of short-term, high-cost credit, including, for example, giving customers who overdraw their accounts on more than six occasions where a fee is charged in a rolling twelve-month period a reasonable opportunity to choose a less costly alternative and decide whether to continue with fee-based overdraft coverage;

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  Institute appropriate daily limits on overdraft fees; and consider eliminating overdraft fees for transactions that overdraw an account by a de minimis amount; and

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  Not process transactions in a manner designed to maximize the cost to consumers.

        Institutions using a third-party vendor for their overdraft payment programs must exercise careful oversight, as discussed in the FDIC's 2008 Guidance for Managing Third-Party Risk. The FDIC will take supervisory action where overdraft payment programs pose unacceptable safety and soundness or compliance management system risks or result in violations of laws or regulations, including unfair or deceptive acts or practices and fair lending laws.

        As a result of the turmoil in the residential real estate and mortgage lending markets, there are several concepts currently under discussion at both the federal and state government levels that could, if adopted, alter the terms of existing mortgage loans, impose restrictions on future mortgage loan originations, diminish lenders' rights against delinquent borrowers or otherwise change the ways in which lenders make and administer residential mortgage loans. If made final, any or all of these proposals could have a negative effect on the financial performance of The Savannah Bank and Bryan Bank's mortgage lending operations, by, among other things, reducing the volume of mortgage loans that The Savannah Bank and Bryan Bank can originate and impairing their ability to proceed against certain delinquent borrowers with timely and effective collection efforts.

        The deposit operations of The Savannah Bank and Bryan Bank are also subject to laws and regulations that:

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  require the banks to adequately disclose the interest rates and other terms of consumer deposit accounts;

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  impose a duty on the banks to maintain the confidentiality of consumer financial records and prescribe procedures for complying with administrative subpoenas of financial records;

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  require escheatment of unclaimed funds to the appropriate state agencies after the passage of certain statutory time frames; and

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  govern automatic deposits to and withdrawals from deposit accounts with the banks and the rights and liabilities of customers who use automated teller machines and other electronic banking services. As described above, beginning in July 2010, new rules took effect that limited the banks' ability to charge fees for the payment of overdrafts for everyday debit and ATM card transactions.

        As noted above, The Savannah Bank and Bryan Bank will likely face an increase in their consumer compliance regulatory burden as a result of the combination of the newly-established CFPB and the significant roll back of federal preemption of state laws in this area.

        Commercial Real Estate Lending.    Lending operations that involve concentrations of commercial real estate loans are subject to enhanced scrutiny by federal banking regulators. Regulators have issued guidance with respect to the risks posed by commercial real estate lending concentrations. Commercial real estate loans generally include land development, construction loans and loans secured by multifamily property and nonfarm, nonresidential real property where the primary source of repayment is derived from rental income associated with the property. The guidance prescribes the following guidelines for examiners to help identify institutions that are potentially exposed to concentration risk and may warrant greater supervisory scrutiny:

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  total reported loans for construction, land development and other land represent 100 percent or more of the institution's total capital; or

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  total commercial real estate loans represent 300 percent or more of the institution's total capital, and the outstanding balance of the institution's commercial real estate loan portfolio has increased by 50 percent or more during the prior 36 months.

        Appraisals.    The Federal Reserve Board issued an interim final rule, mandated by the Dodd-Frank Act, which is intended to ensure that real estate appraisers can use their independent judgment in assigning home values, and that they receive customary and reasonable payments for their services. The rule also includes several provisions that protect the integrity of the appraisal process when a consumer's home is securing the loan.

        The interim final rule prohibits coercion and similar actions designed to cause appraisers to base the appraised value of properties on factors other than their independent judgment; bans appraisers and appraisal management companies hired by lenders from having financial or other interests in the properties or the credit transactions; and prohibits creditors from extending credit based on appraisals if they know beforehand about violations involving appraiser coercion or conflicts of interest.

        The rule also requires creditors or settlement service providers to file reports with the appropriate state licensing authorities if they have information about appraiser misconduct. It also mandates the payment of reasonable and customary compensation to appraisers who are not employees of the creditors or of the appraisal management companies hired by the creditors.

        Affiliation Authority.    The Gramm-Leach-Bliley Act of 1999, or GLB, amended section 4 of the Federal Reserve Act to provide a framework for engaging in new financial activities. Those bank holding companies that qualify to engage in the new financial activities are designated as Financial Holding Companies. Provisions of GLB permit bank holding companies that qualify as financial holding companies to engage in activities, and acquire companies engaged in activities, that are financial in nature or incidental to such financial activities. Financial holding companies are also permitted to engage in activities that are "complementary" to financial activities if the Federal Reserve Board determines that the activity does not pose a substantial risk to the safety or soundness of the institution or the financial system in general.

        The Federal Reserve Board may act by either regulation or order in determining what activities are financial in nature, or incidental or complementary to activities that are financial in nature. In doing so, the Federal Reserve Board must notify the U.S. Treasury Department, or Treasury, of requests to engage in new financial activities and may not determine that an activity is financial or incidental to a financial activity if Treasury objects. Furthermore, Treasury may propose that the Federal Reserve Board find a particular activity financial in nature or incidental to a financial activity. GLB establishes a similar procedure with regard to the Treasury's (acting through the OCC) determination of financial activities and activities that are incidental to financial activities for subsidiaries of national banks. Congress intended for the Federal Reserve Board and Treasury to establish a consultative process that would negate the need for either agency to veto a proposal of the other agency.

        Federal Home Loan Bank Reform.    GLB reformed the Federal Home Loan Bank, or FHLB, System, including expanding the collateral that a community bank can pledge against FHLB advances, thus giving smaller banks access to a substantial new liquidity source.

        Privacy.    GLB imposed a number of new restrictions on the ability of financial institutions to share nonpublic personal information with nonaffiliated third parties. Specifically, the GLB:

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  require The Savannah Bank and Bryan Bank to adequately disclose the interest rates and other terms of consumer deposit accounts;

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  impose a duty on the banks to maintain the confidentiality of consumer financial records and prescribe procedures for complying with administrative subpoenas of financial records;

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  require escheatment of unclaimed funds to the appropriate state agencies after the passage of certain statutory time frames; and

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  govern automatic deposits to and withdrawals from deposit accounts with the banks and the rights and liabilities of customers who use automated teller machines and other electronic banking services. As described above, beginning in July 2010, new rules took effect that limited the banks' ability to charge fees for the payment of overdrafts for everyday debit and ATM card transactions.

        GLB also imposes an affirmative obligation on banks to respect their customers' privacy interests. Language protects a community bank's ability to share information with third parties selling financial products (for example, insurance or securities) to bank customers. Community banks can thus continue such sales practices without being subject to the opt-out provisions contained elsewhere in the legislation.

        Branch Banking.    Pursuant to the Financial Institutions Code of Georgia, banks located in Georgia are authorized to branch statewide. Accordingly, a bank located anywhere in Georgia has the ability, subject to regulatory approval, to establish branch facilities near any of SAVB's facilities and within its market area. If other banks were to establish branch facilities near SAVB's facilities, it is uncertain whether these branch facilities would have a material adverse effect on its business.

        The Dodd-Frank Act substantially amended the legal framework that had previously governed interstate branching activities. Formerly, under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, a bank's ability to branch into a particular state was largely dependent upon whether the state "opted-in" to de novo interstate branching. Many states did not "opt-in," which resulted in branching restrictions in those states. The Dodd-Frank Act removed the "opt-in" concept and permits banks to engage in de novo branching outside of their home states, provided that the laws of the target state permit banks chartered in that state to branch within that state. Accordingly, de novo interstate branching by The Savannah Bank and Bryan Bank and competitor institutions is subject to these new standards. This legislation has relevance for the banking industry due to increased competitive forces from institutions which may consolidate through mergers and those which may move into new markets through enhanced opportunities to branch across state lines. Georgia and South Carolina do not have reciprocal provisions for de novo branches or charters. Holding companies domiciled in Georgia may not branch or charter banks in South Carolina and vice versa. Alternatives for expansion between these states include acquiring an existing financial institution, chartering a federal savings bank or moving the charter of a national bank within 35 miles of its headquarters into the new state.

        Anti-Tying Regulations.    A bank holding company and its subsidiaries are prohibited from engaging in certain tie-in arrangements in connection with the extension of credit or provision of any product or service to its customers. In general, a bank may not extend credit, lease or sell property or furnish any service or fix or vary the consideration for such on the condition that (i) the customer should obtain or provide some additional credit, property or service from or to such bank (other than a loan, discount, deposit or trust service related to and usually provided in connection with a loan, discount, deposit or trust service), its bank holding company or any other subsidiary of its bank holding company or (ii) the customer may not obtain some other credit, property or service from a competitor, except to the extent reasonable conditions are imposed in a credit transaction to assure the soundness of the credit extended. A bank may, however, offer combined-balance products and may otherwise offer more favorable terms if a customer obtains two or more traditional bank products.

        Standards for Safety and Soundness.    The FDIA requires the federal bank regulatory agencies to prescribe, by regulation or guideline, operational and managerial standards for all insured depository institutions relating to: (i) internal controls; (ii) information systems and internal audit systems;

(iii) loan documentation; (iv) credit underwriting; (v) interest rate risk exposure; and (vi) asset quality. The agencies also must prescribe standards for asset quality, earnings, and stock valuation, as well as standards for compensation, fees and benefits. The federal bank regulatory agencies have adopted regulations and Interagency Guidelines Prescribing Standards for Safety and Soundness, or the Guidelines, to implement these required standards. The Guidelines set forth the safety and soundness standards that the federal bank regulatory agencies use to identify and address problems at insured depository institutions before capital becomes impaired. Under the regulations, if the FDIC determines that The Savannah Bank and Bryan Bank fail to meet any standards prescribed by the Guidelines, it may require the Banks to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans. Moreover, the Federal Reserve Board has cease and desist powers over SAVB and its non-banking subsidiaries should their actions constitute a serious threat to the safety, soundness or stability of The Savannah Bank and Bryan Bank.

        Dividends.    Although SAVB is not presently subject to any direct regulatory restrictions on dividends (other than those of Georgia corporate law), SAVB has agreed with the FRB Atlanta to obtain approval prior to paying or declaring any dividends to shareholders. SAVB's long-term ability to pay cash dividends will also depend on the amount of dividends paid by The Savannah Bank and Bryan Bank to SAVB. OCC regulations restrict the amount of dividends which The Savannah Bank may pay without obtaining prior approval. Based on such regulatory restrictions, without prior approval The Savannah Bank is restricted from paying dividends in a calendar year which exceeds the current year's net income combined with the retained net profits of the preceding two years. Based upon this restriction, The Savannah Bank would not be able to pay any dividends to SAVB in 2012. The Savannah Bank has also agreed with the OCC to obtain approval prior to paying or declaring any dividends to SAVB. Bryan Bank may pay dividends equal to no more than 50 percent of prior year net income without prior approval from the Georgia DBF. Based upon this restriction, Bryan Bank would not be able to pay any dividends to SAVB in 2012. Bryan Bank has also agreed with the Georgia DBF and the FDIC to obtain approval prior to paying or declaring any dividends to SAVB. The dividend payout plans of The Savannah Bank and Bryan Bank consider the objective of maintaining their "well-capitalized" status.

        The principal source of our liquidity at the holding company level is dividends from our subsidiaries. We must pay essentially all of our operating expenses from funds we receive from our subsidiaries. Therefore, shareholders may receive dividends from us only to the extent that funds are available after payment of our operating expenses.

        FHLB Advances.    The Savannah Bank and Bryan Bank are members of the FHLB System, which consists of 12 regional FHLBs subject to supervision and regulation by the Federal Housing Finance Agency. The FHLBs maintain central credit facilities primarily for member institutions. The Savannah Bank and Bryan Bank, as members of the Federal Home Loan Bank of Atlanta, which we refer to as FHLB Atlanta, are required to hold shares of capital stock in FHLB Atlanta in an amount equal to: (i) 15 basis points of the Bank's total assets (adjusted annually) and (ii) 4.5 percent of its advances (borrowings) from FHLB Atlanta. The Savannah Bank and Bryan Bank are in compliance with this requirement at June 30, 2012.

        Each FHLB serves as a reserve or central bank for its member institutions within its assigned regions. It is funded primarily from proceeds derived from the sale of obligations of the FHLB System. The FHLB makes advances (i.e., loans) to members in accordance with policies and procedures established by its Board. The Savannah Bank and Bryan Bank are authorized to borrow funds from FHLB Atlanta to meet demands for withdrawals of deposits, to meet seasonal requirements and for the expansion of its loan portfolio. Advances may be made on a secured or unsecured basis depending upon a number of factors, including the purpose for which the funds are being borrowed and the amount of previously existing advances. Interest rates charged for advances vary depending upon maturity, the cost of funds to FHLB Atlanta and the purpose of the borrowing.

Community Reinvestment Act

        The Community Reinvestment Act requires the federal bank regulatory agencies to encourage financial institutions to meet the credit needs of low- and moderate-income borrowers in their local communities. The Community Reinvestment Act does not establish specific lending requirements or programs for banks nor does it limit a bank's discretion to develop the types of products and services that it believes are best suited to its particular community. On a periodic basis, the OCC, in the case of The Savannah Bank, and the FDIC, in the case of Bryan Bank, is charged with preparing a written evaluation of the banks' record of meeting the credit needs of the entire community and assigning a rating—outstanding, satisfactory, needs to improve or substantial noncompliance. The federal bank regulatory agencies will take that rating into account in its evaluation of any application made by The Savannah Bank and Bryan Bank for, among other things, approval of the acquisition or establishment of a branch or other deposit facility, an office relocation, a merger or the acquisition of shares of capital stock of another financial institution. A bank's Community Reinvestment Act rating may be used as the basis to deny or condition an application. In addition, as discussed above, bank holding companies may not become financial holding companies unless each of its bank subsidiaries has a Community Reinvestment Act rating of at least "Satisfactory."

        Further, Community Reinvestment Act regulations provide for certain disclosure obligations. In accordance with the Community Reinvestment Act, each institution must post a Community Reinvestment Act notice advising the public of the right to comment to the institution and its regulator on the institution's Community Reinvestment Act performance and to review the Community Reinvestment Act public file. Each lending institution must maintain for public inspection a public file that includes a listing of branch locations and services, a summary of lending activity, a map of its communities, and any written comments from the public on its performance in meeting community credit needs. Large institutions also are required to collect certain data, including the amount and location of originated and purchased small business, small farm, community development, and home mortgage loans, and to report this data to their regulatory agencies.

        The Savannah Bank and Bryan Bank received a "satisfactory" rating on the most recent performance evaluations of their Community Reinvestment Act efforts by their respective bank regulatory agencies.

Consumer Protection Regulations

        Retail activities of banks are subject to a variety of statutes and regulations designed to protect consumers. Interest and other charges collected or contracted for by banks are subject to state usury laws and federal laws concerning interest rates. Loan operations are also subject to federal laws applicable to credit transactions, such as:

  •
  the federal Truth-In-Lending Act and Regulation Z issued by the Federal Reserve Board, governing disclosures of credit terms to consumer borrowers;

  •
  the Home Mortgage Disclosure Act and Regulation C issued by the Federal Reserve Board, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the community it serves;

  •
  the Equal Credit Opportunity Act and Regulation B issued by the Federal Reserve Board, prohibiting discrimination on the basis of race, creed or other prohibited factors in extending credit;

  •
  the Fair Credit Reporting Act and Regulation V issued by the Federal Reserve Board, governing the use and provision of information to consumer reporting agencies; and

  •
  the guidance of the various federal agencies charged with the responsibility of implementing such federal laws.

        Deposit operations also are subject to:

  •
  the Truth in Savings Act and Regulation DD issued by the Federal Reserve Board, which requires disclosure of deposit terms to consumers;

  •
  Regulation CC issued by the Federal Reserve Board, which relates to the availability of deposit funds to consumers;

  •
  the Right to Financial Privacy Act, which imposes a duty to maintain the confidentiality of consumer financial records and prescribes procedures for complying with administrative subpoenas of financial records; and

  •
  the Electronic Funds Transfer Act and Regulation E issued by the Federal Reserve Board, which governs automatic deposits to and withdrawals from deposit accounts and customers' rights and liabilities arising from the use of ATMs and other electronic banking services.

        In addition, there are a number of significant consumer protection standards that apply to functional areas of operation (rather than applying only to loan or deposit products). For example, in June 2010, the Federal Reserve Board issued a final rule establishing standards for debit card interchange fees and prohibiting network exclusivity arrangements and routing restrictions. The Federal Reserve Board and the FDIC also recently enacted consumer protection regulations related to automated overdraft payment programs offered by financial institutions. The FDIC has also issued rules aimed at protecting consumers in connection with retail foreign exchange transactions. In addition, the Federal Reserve Board has been actively revising Regulation E, which governs electronic transactions, including a recent proposal governing remittance transfer transactions. Among the finalized changes made to Regulation E is the November 2009 amendment, which prohibits financial institutions from charging consumers fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions. Regulation E amendments also require financial institutions to provide consumers with a notice that explains the financial institution's overdraft services, including the fees associated with the service and the consumer's choices. The amendments to Regulation E became effective on August 1, 2010.

        In November 2010, the FDIC supplemented the Regulation E amendments by requiring FDIC-supervised institutions to implement additional changes relating to automated overdraft payment programs by July 1, 2011. The most significant of these changes require financial institutions to monitor overdraft payment programs for "excessive or chronic" customer use and undertake "meaningful and effective" follow-up action with customers that overdraw their accounts more than six times during a rolling 12-month period. The additional guidance also imposes daily limits on overdraft charges, requires institutions to review and modify check-clearing procedures, prominently distinguish account balances from available overdraft coverage amounts and requires increased board and management oversight regarding overdraft payment programs.

        Many of the foregoing laws and regulations are subject to change resulting from the provisions in the Dodd-Frank Act, which in many cases calls for revisions to implementing regulations. In addition, oversight responsibilities of these and other consumer protection laws and regulations transferred from the Bank's primary regulator to the CFPB. The CFPB is in the process of republishing the transferred regulations in a new section of the Code of Federal Regulations but has not yet made substantive changes to these rules. It is anticipated that the CFPB will be making substantive changes to a number of consumer protection regulations and associated disclosures in the near term. We cannot predict the effect that being regulated by a new, additional regulatory authority focused on consumer financial protection, or any new implementing regulations or revisions to existing regulations that may result from the establishment of this new authority, will have on SAVB's or The Savannah Bank and Bryan Bank's businesses. In addition, The Savannah Bank and Bryan Bank may also be subject to certain state laws and regulations designed to protect consumers. Additional regulations resulting from the Dodd-Frank Act or changes in state laws and regulations applicable to The Savannah Bank and Bryan Bank could increase our cost of doing business or harm our competitive position.

Anti-Money Laundering

        The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or Patriot Act, significantly expands the responsibilities of financial institutions in preventing the use of the U.S. financial system to fund terrorist activities. Title III of the Patriot Act provides for a significant overhaul of the U.S. anti-money laundering regime. Among other provisions, it requires financial institutions operating in the U.S. to develop new anti-money laundering compliance programs, due diligence policies and controls to ensure the detection and reporting of money laundering. Such required compliance programs are intended to supplement existing compliance requirements, also applicable to financial institutions, under the Bank Secrecy Act and OFAC Regulations. This federal legislation and the resultant bank regulations require a financial institution to expeditiously search its records to determine whether it maintains or has maintained accounts, or engaged in transactions with individuals or entities listed in a database maintained by the Financial Crimes Enforcement Network, or FinCEN. The records search must cover current accounts, accounts opened in the prior twelve months, and transactions conducted in the prior six months. Its purpose is to identify funds or transactions with individuals associated with terrorist activities. Substantial penalties and/or criminal prosecution may result from non-compliance. Management has established policies and procedures to ensure compliance with the Patriot Act.

Recent Banking Legislation

        Bills are presently pending before the U.S. Congress and certain state legislatures, and additional bills may be introduced in the future before Congress and the state legislatures, which, if enacted, may alter the structure, regulation and competitive relationships of the nation's financial institutions. It cannot be predicted whether or in what form any of these proposals will be adopted or the extent to which the business of SAVB, The Savannah Bank or Bryan Bank may be affected thereby.

Competition

        The banking business is very competitive. Banks generally compete with other financial institutions using the mix of banking products and services offered, the pricing of services, the convenience and availability of services, the degree of expertise of personnel and the personal manner in which services are offered. The Savannah Bank and Bryan Bank compete with other commercial and savings banks in their primary service areas. The Savannah Bank and Bryan Bank also compete with credit unions, consumer finance companies, insurance companies, money market mutual funds, brokerage firms and other financial institutions, some of which are not subject to the degree of regulation and restrictions imposed upon The Savannah Bank and Bryan Bank. Many of these competitors have substantially greater resources and lending limits than The Savannah Bank and Bryan Bank and offer certain services that the banks do not provide currently.

        Many of these competitors have more branch offices in the banks' primary service area. However, SAVB's plan is to expand into the markets which will best serve its targeted customers. Management believes that competitive pricing, local ownership, local decisions, local control and personalized, relationship-oriented service provide The Savannah Bank and Bryan Bank with a method to compete effectively for prospective customers.

        The Savannah Bank and Bryan Bank experience the most competition from new local community or regional bank entrants into the market area. Numerous banking offices of community banks, regional banks and de novo banks have opened in the Savannah market over the past decade. While there has been no de novo activity over the past few years, several new regional or community banks have entered the Savannah and coastal South Carolina markets through the acquisition of failed banks from the FDIC. Other banks have indicated interest in these markets. These new entrants have increased and will likely continue to increase the competition for existing and new business.

        Deposit growth is a continuing challenge facing the banking industry and The Savannah Bank and Bryan Bank. It is likely that deposit growth in competitive markets will require higher deposit interest rates. Higher costs of funds without corresponding higher rates on earning assets will have a long-term negative impact on net interest income. Higher growth in lower cost core deposits, higher revenue growth from fee based services and lower overhead growth rates are the key items required to accomplish SAVB's earnings growth objectives.

SELECTED STATISTICAL INFORMATION FOR SAVB

Investments

Table 1—Weighted Average Yields by Maturity

        The following table sets forth the amortized cost, fair value and tax-equivalent yields by investment type and contractual maturity at June 30, 2012:

($ in thousands)	Amortized Cost	Fair Value	Taxable- Equivalent Yield(a)
			(%)
Securities available for sale:
U.S. government-sponsored enterprises ("GSE") and mortgage-backed:
Within one year	$—	$—	—
One year to five years	1,187	1,193	1.29
Due after ten years	4,000	3,992	1.00
Mortgage-backed securities—GSE	61,193	62,934	2.58

Total	66,380	68,119	2.46

Other interest-earning investments:
Within one year	501	504	5.54
One year to five years	1,109	1,140	2.52
Five years to ten years	6,684	7,038	3.35
Due after ten years	6,769	6,827	5.20
Restricted equity securities	3,037	3,037	2.38

Total	18,100	18,546	3.50

Total securities available for sale	$84,480	$86,665	2.64

(a)
The yield is calculated on the amortized cost of the securities.

 Loans

        Following is certain information regarding the loan portfolio as of June 30, 2012 on a consolidated basis.

Table 2—Loan Repricing Opportunities

        The following table sets forth certain loan maturity and repricing information as of June 30, 2012. Loan renewals generally reprice relative to the prime rate in effect at the time of the renewal. Management expects that certain real estate mortgage loans which have maturities of one to three years with longer amortization periods will renew at maturity.

($ in thousands) Loan Category	One Year or Less	After One Year through Five Years	Over Five Years	Total
Real estate-construction and development	$18,610	$1,744	$—	$20,354
Commercial	41,421	20,923	1,583	63,927

Total	$60,031	$22,667	$1,583	$84,281

Loans with fixed rates	$21,238	$22,667	$1,583	$45,488
Loans with floating and adjustable rates	38,793	—	—	38,793

Total	$60,031	$22,667	$1,583	$84,281

Nonaccrual, Past Due and Restructured Loans

        At June 30, 2012, nonperforming loans were $29,578,000. At June 30, 2012, The Savannah Bank and Bryan Bank had nonaccruing loans of $29,417,000 and $161,000 in loans past due 90 days or more. Interest income of $286,000 was recognized on impaired loans in the first six months of 2012.

        Except for consumer loans, SAVB's policy is to place loans on nonaccrual status when, in management's judgment, the collection of principal and interest in full becomes doubtful. Interest receivable accrued in prior years and subsequently determined to have doubtful collectibility is charged to the allowance for loan losses. Interest on loans that are placed on nonaccrual is recognized after principal is collected in full. In some cases where borrowers are experiencing financial difficulties, loans may be restructured to provide terms significantly different from the original contractual terms.

Loan Concentrations

        Most of SAVB's business activity is with customers located within Chatham and Bryan County, Georgia and southern Beaufort County, South Carolina. SAVB has no loans that are considered to be highly leveraged transactions or foreign credits.

Allowance for Loan Losses

        See "SAVB's Management's Discussion and Analysis of Financial Condition and Results of Operations" for details about the activity and breakdown of the allowance for loan losses and additional information regarding accounting estimates in the allowance.

 Long-term Obligations

        The following table includes a breakdown of payment obligations due under long-term contracts:

	Payments Due by Period
($ in thousands) Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	More than 5 Years
FHLB Atlanta advances	$13,150	$—	$3,000	$—	$10,150
Subordinated debt	10,310	—	—	—	10,310
Operating leases—buildings	5,122	838	1,489	1,158	1,637
Long-term contracts	4,324	1,236	2,493	595	—

Total	$32,906	$2,074	$6,982	$1,753	$22,097

Description of Properties

        SAVB's headquarters is located at 25 Bull Street, Savannah, Georgia, in an office building located on Johnson Square in downtown Savannah. The building also serves as the headquarters for The Savannah Bank. The Savannah Bank has leased space at this location since 1990. SAVB signed a new lease as of February 1, 2010 increasing the total square footage rented in the building to approximately 21,000 square feet, which is 51 percent of the building. Minis and the Trust Department of SAVB moved into the building from other leased space in 2010. SAVB is responsible for its pro rata share of operating cost increases in utilities, janitorial services, property taxes and insurance. In September 2005, SAVB Properties LLC, a subsidiary of SAVB, acquired a 50 percent interest in Johnson Square Associates, LLP, which owns the 25 Bull Street property.

        In 1989, Bryan Bank constructed its 8,500 square foot, two-story main office in Richmond Hill, Georgia, on land owned by Bryan Bank. The building has a walk-up ATM, a drive-up ATM and 4 drive-through lanes.

        The Savannah Bank leases approximately 6,500 square feet on the first floor of a two-story building located at 400 Mall Boulevard, Savannah, Georgia. This space is used for a branch location and the mortgage and construction lending departments. The building is near the intersection of Mall Boulevard and Hodgson Memorial Drive, a location that is convenient to a significant concentration of commercial, service, and retail entities. The lease rate increases with the Consumer Price Index. The initial lease term was for five years and ended March 31, 1997. The Savannah Bank committed to exercise the fourth five-year lease option effective March 31, 2012 for the space used for the branch location, however, it did not renew the lease for approximately 2,300 square feet where the mortgage and construction lending departments were located. The Savannah Bank is also responsible for its pro rata share of increases in the cost of ad valorem taxes, insurance and maintenance of common areas. The Savannah Bank renovated the space, constructed a vault, and added a five lane drive-through teller facility adjacent to the building.

        During 1995, The Savannah Bank entered into a three-year ground lease with seven five-year renewal options on land located at 100 Chatham Parkway. The Savannah Bank also has a right of first refusal to buy the property at appraised value should the owner ever decide to sell the property. The location is at the intersection of Chatham Parkway and U.S. Highway 80, a major commercial and industrial intersection in west Chatham County. The Savannah Bank, N.A. made land improvements and constructed a 2,200 square-foot banking facility including four drive-through lanes and an ATM drive-through lane. The West Chatham Office opened for business on November 20, 1995.

        In 1997, The Savannah Bank constructed a 2,300 square foot office on an out lot owned in the Island Towne Centre Shopping Plaza on Whitemarsh Island, six miles east of downtown Savannah. This office includes a four lane drive-through facility.

        In November 1997, SAVB entered into a ten-year lease beginning June 1, 1998 with four five-year renewal options in the Medical Arts Shopping Center at 4809 Waters Avenue. SAVB exercised its first five-year renewal in 2008. The property consists of 3,055 square feet of banking office space and a separate drive-through facility behind the shopping center.

        On February 24, 2006, Harbourside entered into a lease agreement, effective March 1, 2006, for approximately 17,400 square feet of office space at 852 William Hilton Parkway on Hilton Head Island. During 2009, SAVB purchased the building from the landlord. The branch is now a branch of The Savannah Bank. The Savannah Bank consolidated its operations to the first floor and has fully leased out the second floor.

        On August 1, 2006, The Savannah Bank entered into a lease agreement for approximately 1,200 square feet of banking office space in The Village, a shopping center on Skidaway Island. The initial term of the lease is for five years and includes two five-year renewal options. The Savannah Bank committed to exercise the first five-year lease option in August 2011. The rent adjusts annually by an amount that approximates the increase in the Consumer Price Index. The Savannah Bank is also responsible for its pro rata share of increases in the cost of ad valorem taxes, insurance and maintenance of common areas.

        On January 31, 2007, Harbourside entered into a lease agreement, effective October 1, 2007, for approximately 4,500 square feet of office space on Bluffton Parkway in Bluffton, South Carolina. The lease is on a new building for a 10-year initial lease term with three five-year renewal options. After three years, the rent adjusted three percent. The branch is now a branch of The Savannah Bank. The Savannah Bank, as the tenant, is responsible for all taxes, insurance and maintenance.

        In 2008, Bryan Bank acquired a lot for a future branch site in a commercial development on Highway 144 in Richmond Hill.

        In August 2008, Bryan Bank opened its second office in Richmond Hill at 3700 Highway 17, about one-half mile from I-95. The new branch is 3,000 square feet. SAVB also relocated its regional banking operations center from previously leased space in Savannah to the new facility. The imaged item processing, statement rendering, information technology, loan operations, deposit operations and branch operations support functions are located at this center. The operations center occupies the remainder of the 11,500 square foot facility.

        In September 2008, The Savannah Bank purchased a commercial lot in Pooler, Georgia as a potential branch location. The Savannah Bank leases a separate location in Pooler for a drive-up ATM.

        On June 25, 2010, The Savannah Bank assumed a lease for an approximately 2,000 square foot branch located at 802 First Street, Tybee Island, Georgia through an agreement with the FDIC. This lease ran through September 2011 and has two 5 year renewal terms. The Savannah Bank is currently renting from month to month and has not exercised the first five year renewal term. The rent adjusts annually by an amount that approximates the increase in the Consumer Price Index.

Legal Proceedings

        SAVB and its subsidiaries are subject to various legal proceedings and claims that arise in the ordinary course of its business. In management's opinion, there is no legal proceeding pending against SAVB which would have a material adverse effect on its financial position, results of operations or liquidity. Additionally, in the ordinary course of business, SAVB and its subsidiaries are subject to regulatory examinations, information gathering requests, inquiries and investigations. For information on litigation pending in connection with the merger, see "The Merger—Litigation Relating to the Merger" on page 108.

 THE MERGER

        The following discussion contains certain information about the merger. The discussion is subject, and qualified in its entirety by reference, to the merger agreement attached as Annex A to this joint proxy statement/prospectus. We urge you to read carefully this entire joint proxy statement/prospectus, including the merger agreement attached as Annex A, for a more complete understanding of the merger.

 Terms of the Merger

        Each of SCBT's and SAVB's respective boards of directors have approved the merger agreement. The merger agreement provides for the merger of SAVB with and into SCBT, with SCBT continuing as the surviving entity. In the merger, each share of SAVB common stock, par value $1.00 per share, issued and outstanding immediately prior to the completion of the merger, except for specified shares of SAVB common stock held by SAVB or SCBT, will be converted into the right to receive 0.2503 shares of SCBT common stock, par value $2.50 per share. Immediately following the merger, The Savannah Bank and Bryan Bank, each a wholly owned bank subsidiary of SAVB, will merge with and into SCBT's wholly owned bank subsidiary, with SCBT's wholly owned bank subsidiary continuing as the surviving bank. No fractional shares of SCBT common stock will be issued in connection with the merger, and holders of SAVB common stock will be entitled to receive cash in lieu thereof.

        SAVB shareholders are being asked to approve the merger agreement and SCBT shareholders are being asked to approve the stock issuance in connection with the merger. See "The Merger Agreement" for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.

Background of the Merger

        As part of its ongoing consideration and evaluation of SAVB's long-term prospects and strategies, SAVB's board of directors and senior management have regularly reviewed and assessed SAVB's business strategies and objectives, including strategic opportunities and challenges, all with the goal of enhancing shareholder value.

        Over the last few years, these reviews have included a focus on the prevailing negative industry and economic conditions, and have involved a robust discussion regarding the identification, exploration and consideration of potential strategic initiatives intended to best position SAVB and its subsidiaries to continue to anticipate and respond to such conditions. During this same period, SAVB has been faced with many difficult challenges related to the ongoing financial crisis and resulting recession affecting the nation. The economic challenges that have faced the nation over the last few years have had a disproportionately negative impact on many of the markets that SAVB serves in Georgia and South Carolina, including a sharp-downturn in the real estate market, and a greater inability of SAVB's borrowers to repay their loans. The State of Georgia has witnessed more bank failures than any other state, with more than 80 banks in Georgia having failed since August 2008.

        As a result of these adverse market conditions, SAVB has experienced significantly higher levels of loan loss provisions, increases in total charge-offs, increases in carrying costs and other expenses associated with maintaining and disposing of problem assets, sharp reductions in new loan demand, and a number of regulatory enforcement orders, all of which have negatively affected SAVB's financial condition, results of operations and future earnings capacity.

        Although the economic environment showed some initial signs of moderate improvement during parts of 2011 and 2012, the limited growth that was witnessed demonstrated that the economic recovery would likely be slow and protracted due to high unemployment, low consumer confidence, and a soft housing and real estate market. The current sustained period of increased payment delinquencies, foreclosures and losses caused by adverse market and economic conditions in coastal Georgia and South Carolina has adversely affected the value of SAVB's assets, revenues, and results of operations and overall financial condition, and SAVB believed that this was likely to continue in the near term.

        Through its regulatory enforcement orders and related discussions with its bank regulatory agencies, SAVB indicated in 2011 and 2012 that SAVB's bank subsidiaries would take actions to improve the bank subsidiaries capital position, reduce the level of problem assets, and to take other actions designed to enhance the bank subsidiaries' credit risk management, credit quality, strategic planning, capital planning and liquidity risk management. The bank subsidiaries also agreed to strive to achieve and maintain prescribed capital ratios.

        The regulatory enforcement orders also prohibit SAVB's bank subsidiaries from paying dividends to SAVB, and require that SAVB obtain regulatory approval prior to paying or declaring any dividends to its shareholders. Additionally, SAVB believed that pending legal and regulatory initiatives would require SAVB to have higher capital ratios in the future, thus limiting the future overall earnings potential for SAVB.

        During this difficult regulatory and economic environment, SAVB's board of directors has continued to assess SAVB's strategies, objectives and challenges. Beginning in the Summer of 2011, in response to regulatory directives and SAVB's financial results, SAVB's board of directors began to work with its advisors to identify, consider and pursue various avenues to address its challenges, including a simultaneous bulk sale of problem assets and a capital raise through the sale of newly issued securities. SAVB's board of directors engaged FIG Partners, LLC, which we refer to as "FIG," to advise the board as it pursued the capital raise transaction.

        Both the proposed asset sale and capital raise were critical to SAVB's strategy to remain an independent community bank, and to restore its financial well-being and regulatory standing, so as to permit SAVB to grow in the future, whether organically or through acquisitions. However, each of these transactions, if consummated, had potential downsides. For instance, the sale of problem assets would have resulted in significant losses to SAVB, thereby reducing total capital and increasing the need for significant additional capital. The capital raise, in turn, would likely have been at a price that significantly diluted existing shareholders.

        Accordingly, in October 2011, at the same time SAVB was pursuing a potential sale of problem assets and capital raise, SAVB was approached by a financial institution regarding a potential acquisition of SAVB. In response to this proposal, SAVB's board of directors engaged SunTrust Robinson Humphrey, Inc. ("STRH") as its financial advisor in evaluating its strategic alternatives, including a potential sale of SAVB. The executive committee of SAVB's board of directors met and received a presentation from STRH in October 2011, where STRH discussed the condition of the Southeastern United States bank merger market, and the value that SAVB's shareholders might be able to achieve in a merger or other strategic transaction. STRH also reviewed with the board the challenges that SAVB could expect to face if it remained independent, including challenges related to increased regulatory burdens and overhead expense, challenges related to SAVB's ability to increase capital to support growth, and the challenges of rebuilding an earning asset base and achieving normalized earnings that would support a more attractive stock price.

        In addition to the first bank that approached SAVB, STRH identified five financial institutions that STRH believed might be interested in exploring a strategic combination, and that STRH believed might be capable of completing such a transaction on terms that would be attractive to SAVB. SCBT was one of these five additional institutions. In November 2011, acting on behalf of SAVB, STRH contacted each of these six financial institutions to ascertain each of these institutions' interest in a potential strategic combination with SAVB. Two such parties that responded indicated preliminary interest in transactions involving consideration in the range of $5-$10 per share of SAVB common stock, but these indications were subject to extensive due diligence and other conditions. Two other parties expressed an interest in discussing a transaction but declined to submit pricing information without additional due diligence. Each of these four parties executed a confidentiality agreement. Two parties did not respond. After careful consideration, SAVB's board of directors determined to proceed with the asset sale and capital raise, as SAVB's board of directors believed that the asset sale and capital raise was is in the best interests of the Company and its shareholders.

        Thereafter, SAVB and STRH maintained a dialogue regarding the state of the banking market and economy in the Southeastern United States and SAVB's progress on its asset sale and capital raise. Toward the end of June 2012, representatives of STRH contacted J. Curtis Lewis III, Chairman of SAVB's board of directors, to discuss SAVB's stand-alone strategy and SAVB's progress on its asset sale and capital raise. STRH also provided to SAVB an update of the financial analysis it had previously conducted for SAVB. Following this discussion, STRH contacted SCBT to ascertain SCBT's interest in exploring a potential combination with SAVB. STRH then reported to Mr. Lewis that SCBT was interested in exploring a strategic business combination.

        On June 29, 2012, SCBT's Chairman, CEO and CFO met with SAVB directors Lewis, Brown and Demere and representatives of STRH, in Savannah, Georgia. During the discussions, SAVB conveyed to SCBT that if SCBT was interested in a strategic combination, then SCBT should work quickly towards completing due diligence and making an offer to SAVB, as SAVB was continuing to work towards the completion of the asset sale and capital raise, in the event that an agreement with SCBT could not be reached. Accordingly, SAVB and SCBT began to exchange confidential information regarding the respective companies.

        Following the meeting with SCBT, Mr. Lewis contacted the other members of SAVB's board of directors and updated each of them regarding the discussions with SCBT. SAVB's board of directors supported continued discussions with SCBT on a parallel track with SAVB's proposed asset sale and capital raise.

        Shortly thereafter, Mr. Lewis received an initial letter from the CEO of SCBT proposing a combination of their respective financial institutions through an all-stock transaction. The initial proposal from SCBT was subject to the completion of SCBT's due diligence on SAVB and contemplated that the terms of a final proposal, including final pricing terms, would be negotiated following due diligence by the respective companies.

        On the same day, SAVB conferred with representatives of STRH and a representative of Alston & Bird LLP ("Alston & Bird"), special legal counsel to SAVB, regarding SCBT's proposal. Following the discussion, Mr. Lewis communicated with SCBT's CEO regarding certain aspects of SCBT's proposal, including its requirement that SAVB deal exclusively with SCBT. Following some minor revisions to SCBT's proposal, SAVB's board of directors authorized Mr. Lewis to execute SCBT's proposal letter in order to further explore a potential strategic combination with SCBT and commence a due diligence review with SCBT.

        Over the next several weeks, the parties began conducting more comprehensive mutual due diligence.

        On July 11, at a special meeting of SAVB's board of directors, the board reviewed and thoroughly discussed SCBT's interest in a potential transaction. In addition, representatives of STRH conducted a presentation including a preliminary financial analysis of SCBT's proposal and answered related questions from SAVB's directors. SAVB's board of directors and representatives of STRH discussed STRH's analysis of SAVB's intrinsic value and SAVB's prospects as a stand-alone company, including estimates of earnings per share and net income available to common shareholders. STRH also reviewed with the board the challenges that SAVB could expect to face if it remained independent, including challenges related to increasing regulatory burdens and overhead expenses as well as SAVB's ability to increase capital to support growth. SAVB's board of directors also discussed other strategic alternatives, including the potential asset sale and potential capital raise, including the fact that the since SAVB's board began pursuing the asset sale and capital raise in Fall of 2011, the terms and conditions of both the potential capital raise and asset sale had become significantly less favorable to SAVB and its existing shareholders. Legal counsel reviewed with the board its fiduciary duties.

        SAVB's board of directors also discussed with STRH whether to consider contacting other parties to ascertain their potential interest in a business combination. Based on these discussions, and the advice of STRH, and taking into account the previous contacts that STRH had made on behalf of SAVB with other potentially interested parties, the board determined that the likelihood that other parties could be able to pursue a timely transaction with SAVB was outweighed by (a) the risk that a protracted process would jeopardize the asset sale and capital raise (which would leave SAVB with no strategic alternatives) and, (b) the execution risk that SAVB might face with respect to any transaction with SCBT if the process became protracted. Additionally, SAVB's board of directors recognized SCBT's demonstrated ability to close similar transactions, the value of SCBT's culture, SCBT's ability to successfully manage its operations during the financial crisis, and the synergies that a partnership between SAVB and SCBT would create. SAVB viewed SCBT as having a unique marketplace and footprint, which is very much compatible with SAVB's footprint and business, and believed that it would be a good strategic and cultural fit that would benefit SAVB's shareholders in the short- and long-term.

        On July 24, following SCBT's due diligence review, representatives of SCBT, including its Chairman, CEO and CFO, met with representatives of SAVB, including SAVB's CEO and CFO and directors Lewis, Brown and Demere. During the meeting, SCBT and SAVB engaged in preliminary discussions regarding an indicative pricing range for SCBT's proposal. Following the meeting, directors Lewis, Demere and Helmken met, with representatives of STRH and Alston & Bird present, to discuss SCBT's proposal and potential alternatives. STRH also presented an updated financial analysis. Following the meeting, SAVB's Chairman discussed SCBT's proposal with SCBT's CEO. SAVB's Chairman indicated to SCBT's CEO that in order to proceed with discussions regarding a potential transaction, SAVB's board of directors would require stock consideration above the indicative range discussed with SCBT at the July 24 meeting.

        During July 25 and July 26, SAVB and SCBT maintained contact through their representatives and discussed several possible pricing scenarios. On July 26, Mr. Lewis received a revised proposal from the CEO of SCBT proposing a combination of their respective financial institutions through an all-stock transaction valued at approximately $9 per share of SAVB's common stock based on a fixed exchange ratio of 0.2503 shares of SCBT common stock for each share of common stock of SAVB, and provided that SAVB agree to not pursue the asset sale or capital raise. The closing sale price of SAVB's and SCBT's common stock on July 26 was $5.20 and $35.95 per share, respectively.

        Additionally on July 26, representatives of Wachtell, Lipton, Rosen & Katz ("Wachtell Lipton"), special counsel to SCBT, provided Alston & Bird, special counsel to SAVB, with a draft merger agreement. SAVB's board of directors solicited fairness opinions regarding the potential transaction with SCBT from both STRH and FIG.

        As a result of SCBT's July 26 proposal, and as part of its ongoing review and assessment of SAVB's strategic plan, SAVB's board of directors met with representatives of STRH, Alston & Bird and FIG to discuss SCBT's proposal at a meeting held on July 27.

        SAVB's board of directors reviewed and thoroughly discussed SCBT's July 26 proposal. In addition, representatives of STRH conducted a presentation including a preliminary financial analysis of SCBT's proposal and answered related questions from SAVB's directors. SAVB's board of directors and representatives of STRH discussed STRH's analysis of SAVB's intrinsic value and SAVB's prospects as a stand-alone company. The board also discussed other strategic alternatives, including the potential asset sale and capital raise. SAVB's board of directors also received a preliminary financial analysis from FIG comparing the asset sale and capital raise with the potential transaction with SCBT. Legal counsel reviewed with the board its fiduciary duties.

        After discussion among the board members, SAVB's board of directors unanimously approved the terms of the revised proposal from SCBT, authorized Mr. Lewis to execute the letter of intent from SCBT and authorized Mr. Lewis and Mr. Helmken to proceed to negotiate a definitive merger agreement with SCBT. SAVB's Chairman and SCBT's CEO executed the letter of intent on July 27.

        Over the next week, SAVB's management and legal counsel negotiated the final terms of the merger agreement with SCBT's management and legal counsel.

        On August 7, SAVB's board of directors met again with STRH, FIG and legal counsel to consider SCBT's proposal. STRH made a presentation that summarized the financial matters associated with the proposed transaction and included comparisons to certain publicly traded companies similar to SCBT and SAVB, an analysis of recently completed mergers and acquisitions similar to the merger, an analysis of the estimated future earnings and terminal value of SAVB and other analyses relevant to the financial terms of the merger. STRH advised SAVB's board of directors that the transaction was fair to SAVB's shareholders from a financial standpoint. FIG also made a presentation to SAVB's board of directors that summarized the financial matters associated with the proposed transaction and included an analysis of recently completed mergers and acquisitions similar to the merger, an analysis of the estimated future earnings and terminal value of SAVB and other analyses relevant to the financial terms of the merger. FIG advised SAVB's board of directors that the transaction was fair to SAVB's shareholders from a financial standpoint. Alston & Bird outlined for the board the terms of a draft definitive merger agreement that had been negotiated with SCBT.

        After extensive discussion and deliberation, SAVB's board of directors, having determined that the terms of SCBT's proposal, the related merger agreement and the transactions contemplated thereby, including the merger, were fair to and in the best interests of SAVB and its shareholders, unanimously approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, directed that the merger agreement be submitted to its shareholders for adoption and approval, and recommended that shareholders vote in favor of the adoption and approval of the merger agreement and the transactions contemplated thereby, including the merger.

        On August 7, the SCBT board of directors held a telephonic meeting, along with its financial and legal advisors, to review and consider the merger agreement and the transactions contemplated thereby. After extensive discussion and deliberation, the SCBT board of directors, by unanimous vote, determined that the merger agreement was advisable and in the best interests of SCBT and its shareholders, recommended that SCBT's shareholders vote in favor of the stock issuance proposal and authorized management to execute the merger agreement.

        Later that evening, SCBT and SAVB executed the merger agreement. Prior to market open on August 8, the proposed merger was publicly announced.

SAVB's Reasons for the Merger; Recommendation of SAVB's Board of Directors

        After careful consideration, SAVB's board of directors, at a meeting held on August 7, 2012, unanimously determined that the plan of merger contained in the merger agreement is in the best interests of SAVB and its shareholders. Accordingly, SAVB's board of directors adopted and approved the merger agreement and unanimously recommends that SAVB shareholders vote "FOR" the approval of the merger agreement.

        In evaluating the merger agreement and reaching its decision to adopt and approve the merger agreement and recommend that SAVB shareholders approve the merger agreement, SAVB's board of directors consulted with SAVB's management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):

  •
  SAVB's board of directors' knowledge and understanding of SAVB's business, operations, financial condition, asset quality, earnings and prospects, and of SCBT's business, operations, financial condition, asset quality, earnings and prospects, taking into account the presentations made by SCBT officers, the results of SAVB's due diligence review of SCBT and information provided by SAVB's financial advisors;

  •
  its knowledge of SAVB's prospects as an independent entity, including challenges related to increasing regulatory burdens and overhead expense, SAVB's ability to increase capital to support growth;

  •
  its knowledge of the current environment in the financial services industry, including national, regional and local economic conditions, continued consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions, the current environment for community banks, particularly in Georgia, and the likely effects of these factors on the combined company's potential growth, development, productivity, profitability and strategic options, and the historical market prices of SAVB and SCBT common shares;

  •
  its knowledge of the strategic alternatives available to SAVB and the challenges and potential downsides associated with the potential asset sale and capital raise contemplated by SAVB (discussed on pages 71-75);

  •
  its belief that the merger is more favorable to SAVB shareholders than the alternatives to the merger, which belief was formed based on the careful review undertaken by SAVB's board of directors, with the assistance of its management and outside legal and financial advisors, of the strategic challenges and alternatives available to SAVB, including continued operation as an independent community bank and the required actions necessary to remain an independent community bank;

  •
  the complementary aspects of the SAVB and SCBT businesses, including customer focus, geographic coverage, business orientation and compatibility of the companies' management and operating styles;

  •
  its understanding of SCBT's commitment to enhancing its strategic position in both the States of Georgia and South Carolina;

  •
  the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company's earnings and the fact that the nature of the merger consideration would allow former SAVB shareholders to participate as SCBT shareholders in the benefits of such savings opportunities and the future performance of the combined company generally;

  •
  the prospect of SAVB's shareholders becoming shareholders of SCBT, which has a long history of paying cash dividends and additional liquidity in its stock and could thereby provide SAVB's shareholders with the ability to realize increased value following the merger;

  •
  the anticipated pro forma impact of the transaction on the combined company;

  •
  SCBT's successful track record and SAVB's board of directors' belief that the combined enterprise would benefit from application of SCBT's ability to take advantage of economies of scale and grow in the current economic environment, making SCBT an attractive partner for SAVB;

  •
  the financial analyses provided by STRH, SAVB's financial advisor regarding the merger, and FIG, and the oral opinions of STRH and of FIG delivered on August 7, 2012, subsequently confirmed by written opinions dated the same date, to the effect that, as of the date of such opinions, and based upon and subject to the assumptions, limitations, qualifications and conditions described in such opinions, the merger consideration to be received by the holders of SAVB common stock in the merger was fair, from a financial point of view, to such holders, as more fully described below under "—Opinion of STRH Robinson Humphrey, Inc." and "—Opinion of FIG Partners, LLC";

  •
  the financial terms of the merger, including the fact that, based on the closing price of SCBT common stock on the NASDAQ Global Select Market as of market close on August 6, 2012 (the trading day prior to SAVB's board of directors' decision to adopt and approve the merger agreement), the implied value of the per share merger consideration represented an approximate 69.1% premium to the last quoted sales price of SAVB common stock on the NASDAQ Global Market as of that date;

  •
  the financial and other terms of the merger agreement, including the fixed exchange ratio, tax treatment and mutual deal protection and termination fee provisions, which SAVB's board of directors reviewed with its outside financial and legal advisors, including:

  •
  SAVB's ability, under certain circumstances specified in and prior to the time SAVB shareholders approve the merger agreement, to (i) provide non-public information in response to a written acquisition proposal from a third party and (ii) participate in discussions or negotiations with the third party making such a proposal, if, in each case, the acquisition proposal was not the result of a material violation of the provisions of the merger agreement relating to the solicitation of acquisition proposals, and if SAVB's board of directors, prior to taking any such actions, determines in good faith, after consultation with its outside legal counsel, that failure to take such actions would violate SAVB's board of directors' fiduciary duties under applicable law and, after consultation with its financial advisor and outside counsel, that such acquisition proposal constitutes a superior proposal;

  •
  SAVB's board of directors' ability, under certain circumstances, to withhold, withdraw, qualify or modify its recommendation to SAVB's shareholders, subject to the potential payment by SAVB of a termination fee of $2.6 million to SCBT, which SAVB's board of directors concluded was reasonable in the context of termination fees in comparable transactions and in light of the overall terms of the merger agreement, including the merger consideration;

  •
  the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;

  •
  SAVB's board of directors' belief that the proposed merger with SCBT would generally be a tax-free transaction to SAVB shareholders with respect to the SCBT common stock to be received by SAVB shareholders in the merger; and

  •
  the level of effort that SAVB must use under the merger agreement to obtain required regulatory approvals, and the prospects for such approvals being obtained in a timely fashion and without the imposition of any conditions of the type described in "The Merger—Regulatory Approvals Required for the Merger" on page 106;

  •
  the likelihood that the merger would be completed based on, among other things (not in any relative order of importance):

  •
  the reputation of SCBT, its familiarity with SAVB's industry and its demonstrated ability to complete similar acquisition transactions;

    •
    SAVB's board of directors' assessment of SCBT's resources, market share and safety and soundness ratings;

    •
    the fact that the merger agreement provides that, in the event of a failure of the merger to be consummated under certain circumstances where the conditions to consummation of the merger have been satisfied, SCBT will pay SAVB a $2.6 million termination fee, without SAVB having to establish any damages;

  •
  its review of the potential costs associated with executing the merger agreement, including change in control severance and related costs, as well as estimated advisor fees, which SAVB's board of directors concluded were reasonable and would not affect the advice from, or the work performed by, senior management of SAVB or SAVB's financial advisors in connection with the evaluation of the merger and the merger agreement by SAVB's board of directors.

        SAVB's board of directors also considered potential risks and a variety of potentially negative factors in connection with its deliberations concerning the merger agreement and the merger, including the following material factors (not in any relative order of importance):

  •
  the fact that, because the merger consideration is a fixed exchange ratio of shares of SCBT common stock to SAVB common stock, SAVB shareholders could be adversely affected by a decrease in the trading price of SCBT common stock during the pendency of the merger;

  •
  the fact that, while SAVB expects that the merger will be consummated, there can be no assurance that all conditions to the parties' obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

  •
  the risk that potential benefits and synergies sought in the merger may not be realized or may not be realized within the expected time period, and the risks associated with the integration of the two companies;

  •
  the restrictions on the conduct of SAVB's business prior to the completion of the merger, which are customary for public company merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent SAVB from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of SAVB absent the pending completion of the merger;

  •
  the significant risks and costs involved in connection with entering into and completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals, such as the risks and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;

  •
  the fact that SAVB would be prohibited from affirmatively soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $2.6 million termination fee payable by SAVB upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire SAVB;

  •
  the potential risk that a further downturn in the South Carolina housing market could negatively impact SCBT's loan portfolio, and thereby affect the value of the SCBT common stock;

  •
  the fact that some of SAVB's directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as SAVB shareholders, as more fully described under "—Interests of SAVB's Directors and Executive Officers in the Merger";

  •
  the fact that SAVB shareholders would not be entitled to dissenters' rights in connection with the merger; and

  •
  the possibility of litigation in connection with the merger.

        In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, SAVB's board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of SAVB's board of directors may have given different weight to different factors. SAVB's board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, SAVB management and SAVB's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of SAVB's board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Concerning Forward-Looking Statements."

Opinion of SunTrust Robinson Humphrey, Inc.

        On October 27, 2011, SAVB executed an engagement letter with SunTrust Robinson Humphrey, Inc., which we refer to as STRH, to render financial advisory and investment banking services to SAVB. STRH agreed to assist SAVB in evaluating its strategic alternatives, and ultimately agreed to assess the fairness, from a financial point of view, of the merger consideration in the proposed merger with SCBT, to the shareholders of SAVB. SAVB selected STRH because STRH is a nationally recognized investment banking firm with substantial experience in transactions similar to the merger and is familiar with SAVB and its business. As part of its investment banking business, STRH is continually engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions. In requesting STRH's advice and opinion, no limitations were imposed by SAVB upon STRH with respect to the investigations made or procedures followed by it in rendering its opinion.

        As part of its engagement, a representative of STRH attended the meeting of SAVB's board of directors held on August 7, 2012, at which SAVB's board of directors evaluated the proposed merger with SCBT. At this meeting, STRH reviewed the financial aspects of the proposed merger and rendered an oral opinion (which was subsequently confirmed in writing) that, as of such date, and based upon and subject to factors and assumptions set forth therein, the merger consideration offered to SAVB shareholders in the merger was fair, from a financial point of view. SAVB's board of directors approved the merger agreement at this meeting.

        The full text of STRH's written opinion, dated August 7, 2012, is attached as Annex B to this joint proxy statement/prospectus and is incorporated herein by reference. SAVB shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by STRH. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

        STRH's opinion speaks only as of the date of the opinion. The opinion is directed to SAVB's board of directors and addresses only the fairness, from a financial point of view, of the merger consideration offered to SAVB shareholders. It does not address the merits of the underlying business decision to proceed with the merger or the relative merits of the merger compared with other business strategies or transactions and does not constitute a recommendation to any SAVB shareholder as to how the shareholder should vote at the SAVB special meeting on the merger or any related matter. The terms of the merger agreement were determined through arms-length negotiations between SAVB and SCBT; STRH did not recommend any specific form of consideration to SAVB or that any specific form of consideration constituted the only appropriate consideration for the merger.

        In rendering its opinion, STRH, among other things:

  •
  reviewed the definitive merger agreement;

  •
  discussed the proposed merger with the SAVB management team and SAVB's board of directors and with SAVB's legal counsel;

  •
  reviewed certain publicly available business and financial information relating to SAVB and its subsidiaries;

  •
  reviewed certain non-public internal and audited and unaudited financial statements of SAVB and its subsidiaries, and certain other financial, asset quality and operating data, which has been shared and discussed with SAVB's management;

  •
  reviewed financial projections with SAVB's management reflecting SAVB's business and prospects;

  •
  held discussions with SAVB's management regarding past and current business, operations and financial condition and prospects of SAVB and its subsidiaries;

  •
  considered current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations STRH considered relevant in evaluating the merger;

  •
  reviewed certain publicly available business and financial information relating to SAVB and the merger;

  •
  reviewed certain publicly available business and financial information relating to SCBT;

  •
  reviewed certain publicly available audited and unaudited financial statements of SAVB, and certain other financial, asset quality and operating data, which has been shared and discussed with SAVB's management;

  •
  compared the financial performance of both SAVB and SCBT with those of certain other publicly traded companies STRH deemed comparable and relevant;

  •
  compared certain financial terms of the merger to the financial terms, to the extent publicly available, of certain other transactions STRH deemed relevant; and

  •
  performed such other analyses and considered such other factors, as STRH deemed appropriate.

        In conducting its review and arriving at its opinion, STRH assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with SAVB management or reviewed by STRH. With respect to the financial forecasts of SAVB provided to or discussed with STRH, STRH assumed, at the direction of SAVB management and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of SAVB management as to the future financial performance of SAVB. In arriving at its opinion, STRH did not conduct a physical inspection of the properties and facilities of SAVB and has not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of SAVB.

        The projections furnished to STRH and used by it in certain of its analyses were based on projections prepared by SAVB's senior management team. SAVB does not publicly disclose internal management projections of the type provided to STRH in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections. The projections reflected SAVB management's assessment, at that time, of SAVB's prospects given its then-current operating environment. SAVB does not intend to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. In addition, the projections may not reflect the manner in which SCBT would operate SAVB after the merger.

        For purposes of rendering its opinion, STRH assumed that, in all respects material to its analyses:

  •
  the merger will be consummated in accordance with the terms of the merger agreement without waiver, modification or amendment of any term, condition or agreement thereof;

  •
  the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;

  •
  each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

  •
  all conditions to the completion of the merger will be satisfied without any waivers; and

  •
  in the course of obtaining the necessary regulatory, contractual or other consents or approvals for the merger, no restrictions, including any divestiture requirements, termination or other payments or amendments or modifications, will be imposed that will have a material adverse effect on the future results of operations or financial condition of the combined entity or the contemplated benefits of the merger, including the cost savings, revenue enhancements and related expenses expected to result from the merger.

        STRH further assumed that the merger will be accounted for using the acquisition method under generally accepted accounting principles, and that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. STRH's opinion is not an expression of an opinion as to the prices at which shares of SAVB common stock or shares of SCBT common stock will trade following the announcement of the merger or the actual value of the shares of common stock of the combined company when issued pursuant to the merger, or the prices at which the shares of common stock of the combined company will trade following the completion of the merger.

        In performing its analyses, STRH made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which are beyond the control of STRH, SAVB and SCBT. Any estimates contained in the analyses performed by STRH are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

        In addition, the STRH opinion was among numerous factors taken into consideration by SAVB's board of directors in making its determination to approve the merger agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of SAVB's board of directors with respect to the fairness of the merger consideration.

        The following is a summary of the material financial analyses presented by STRH to SAVB's board of directors on August 7, 2012, in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the STRH opinion or the presentation made by STRH to SAVB's board of directors, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, STRH did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, STRH believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion. The tables alone do not constitute a complete description of the financial analyses.

Summary of Proposal

        STRH reviewed the financial terms of the proposed transaction. Using an exchange ratio of 0.2503 shares of SCBT's common stock for every one share of SAVB common stock, STRH calculated an approximate aggregate transaction value of $67.0 million, or $9.30 per share, based on SCBT's closing stock price on August 6, 2012 of $37.15. Based upon financial information as of or for the twelve month period ended June 30, 2012, STRH calculated the following transaction ratios:

Transaction Value / LTM Earnings:	NM
Transaction Value / Book Value:	79.97%
Transaction Value / Tangible Book Value:	83.40%
Market Premium, as of August 6, 2012:	69.10%
Core Deposit Premium:	(2.0)%
Transaction Value / Assets:	7.04%

Selected Peer Group Analysis

SAVB Peer Group Analysis

        STRH reviewed and compared publicly available financial data, market information and trading multiples for SAVB with other selected publicly traded companies that STRH deemed relevant and comparable to SAVB. The peer group consisted of certain select publicly traded banks (excluding pink sheet banks) headquartered in North Carolina, South Carolina, Georgia and Virginia with total assets as of the most recent quarter reported between $500 million and $2 billion (29 companies).

Name (Ticker):	Name (Ticker):
Access National Corporation (ANCX)	Monarch Financial Holdings, Inc. (MNRK)
Alliance Bankshares Corporation (ABVA)	National Bankshares, Inc. (NKSH)
American National Bankshares Inc. (AMNB)	New Century Bancorp, Inc. (NCBC)
C&F Financial Corporation (CFFI)	NewBridge Bancorp (NBBC)
Carolina Bank Holdings, Inc. (CLBH)	Old Point Financial Corporation (OPOF)
Colony Bankcorp, Inc. (CBAN)	Palmetto Bancshares, Inc. (PLMT)
Community Bankers Trust Corporation (BTC)	Park Sterling Corporation (PSTB)
Crescent Financial Bancshares, Inc. (CRFN)	Peoples Bancorp of North Carolina, Inc. (PEBK)
Eastern Virginia Bankshares, Inc. (EVBS)	Southern Community Financial Corporation (SCMF)
ECB Bancorp, Inc. (ECBE)	Southern First Bancshares, Inc. (SFST)
Fauquier Bankshares, Inc. (FBSS)	Southern National Bancorp of Virginia, Inc. (SONA)
First Capital Bancorp, Inc. (FCVA)	Valley Financial Corporation (VYFC)
First Community Corporation (FCCO)	Village Bank and Trust Financial Corp. (VBFC)
First South Bancorp, Inc. (FSBK)	Yadkin Valley Financial Corporation (YAVY)
Middleburg Financial Corporation (MBRG)

        For the selected publicly traded companies, STRH analyzed, among other things, financial performance, capital ratios and asset quality, for the most recent quarter reported, in addition to current marketing, price performance and liquidity analysis. Projected earnings, book value and tangible book value per share for the comparables companies were based on research consensus estimates. The table below sets forth the 1st quartile, median and 4th quartile operating metrics, valuation multiples, capital ratios, asset quality, market pricing and returns of selected publicly traded banks (excluding pink sheet banks).

		Savannah Peer Group
Financial Performance (MRQ)	Savannah	1st Quartile	Median	4th Quartrile
ROAA	0.17%	(0.50)%	0.43%	1.61%
ROATCE	2.25%	(1.24)%	4.20%	18.67%
Core Pre Tax ROAA(1)	1.28%	0.28%	0.85%	2.52%
Net Interest Margin	3.90%	3.25%	3.59%	4.57%
Noninterest Income/Avg Assets	0.64%	0.39%	0.84%	2.97%
Efficiency	68.67%	85.65%	75.92%	61.55%

Note:

(1)
Pre-tax, pre provision, adjusted for one-time gains and losses.

		Savannah Peer Group
Capital Ratios (MRQ)	Savannah	1st Quartile	Median	4th Quartrile
TCE Ratio	8.46%	5.34%	7.66%	11.79%
Tier 1 Leverage Ratio	8.60%	8.16%	9.03%	12.36%
Total Risk Based Ratio	13.14%	12.40%	13.67%	17.77%

		Savannah Peer Group
Asset Quality (MRQ)	Savannah	1st Quartile	Median	4th Quartrile
Adjusted NPA's / Assets	5.71%	6.98%	3.30%	1.09%
Texas Ratio(1)	52.75%	71.80%	29.73%	16.94%
LTM NCO's / Avg. Loans	2.38%	0.32%	1.17%	2.34%
LLR / Loans	3.14%	1.35%	2.06%	2.77%
LLR / NPAs	41.90%	24.91%	35.79%	119.59%

Note:

(1)
Texas ratio defined as Adjusted NPAs divded by TCE plus LLR

Savannah Peer Group
Current Market Pricing	Savannah	1st Quartile	Median	4th Quartrile
Price / Book Value Per Share	41.71%	44.02%	70.24%	116.53%
Price / Tangible Book Value Per Share	43.50%	47.14%	71.81%	150.80%
Price / LTM EPS	NM	8.25x	12.20x	36.50x
Price / MRQ EPS (A)	22.92x	7.22x	11.21x	23.82x
Price / 2012 (e) EPS	NA	8.03x	11.48x	45.44x
Price / 2013 (e) EPS	NA	8.55x	15.26x	18.07x

		Savannah Peer Group
Price Performance	Savannah	1st Quartile	Median	4th Quartrile
1-Year Stock Price Change	(24.35)%	(17.02)%	15.26%	73.26%
1-Year Total Return	(24.35)%	(16.59)%	18.47%	80.06%
3-Year Stock Price Change	(28.20)%	(46.60)%	(0.49)%	102.76%
3-Year Total Return	(27.83)%	(45.99)%	10.66%	106.30%

		Savannah Peer Group
Other Analysis	Savannah	1st Quartile	Median	4th Quartrile
Dividend Yield	0.00%	0.00%	0.91%	4.15%
Market Capitalization ($ in MM)	$39.60	$27.17	$48.51	$148.16
Liquidity: 3-Mo Average Daily Trading Volume (Actual $)	$17,705	$13,867	$25,111	$521,421

SCBT Peer Group Analysis

        STRH reviewed and compared publicly available financial data, market information and trading multiples for SCBT with other selected publicly traded companies that STRH deemed relevant and comparable to SCBT. The peer group consisted of certain select publicly traded banks (excluding pink sheet banks) headquartered in the Southeastern region of the United States with total assets as of the most recent quarter reported between $2.5 billion and $7.5 billion (22 companies).

Name (Ticker):	Name (Ticker):
Ameris Bancorp (ABCB)	Pinnacle Financial Partners, Inc. (PNFP)
Bank of the Ozarks, Inc. (OZRK)	Renasant Corporation (RNST)
BankAtlantic Bancorp, Inc. (BBX)	Republic Bancorp, Inc.(RBCAA)
Capital City Bank Group, Inc. (CCBG)	Simmons First National Corporation (SFNC)
Cardinal Financial Corporation (CFNL)	State Bank Financial Corporation (STBZ)
CenterState Banks, Inc. (CSFL)	StellarOne Corporation (STEL)
City Holding Company (CHCO)	TowneBank (TOWN)
Community Trust Bancorp, Inc. (CTBI)	Union First Market Bankshares Corporation (UBSH)
First Bancorp (FBNC)	United Community Banks, Inc. (UCBI)
First Financial Holdings, Inc. (FFCH)	Virginia Commerce Bancorp, Inc. (VCBI)
Home BancShares, Inc. (HOMB)	WesBanco, Inc. (WSBC)

        For the selected publicly traded companies, STRH analyzed, among other things, financial performance, capital ratios and asset quality, for the most recent quarter reported, in addition to current marketing, price performance and liquidity analysis. Projected earnings, book value and tangible book value per share for the comparables companies were based on research consensus estimates. The table below sets forth the 1st quartile, median and 4th quartile operating metrics, valuation multiples, capital ratios, asset quality, market pricing and returns of selected publicly traded banks (excluding pink sheet banks).

		SCBT Peer Group
Financial Performance (MRQ)	SCBT	1st Quartile	Median	4th Quartrile
ROAA	0.75%	0.37%	0.86%	1.59%
ROATCE	9.89%	5.90%	9.63%	16.85%
Core Pre Tax ROAA(1)	1.74%	1.08%	1.54%	2.77%
Net Interest Margin	4.59%	3.53%	3.87%	4.66%
Noninterest Income/Avg Assets	1.09%	0.36%	1.29%	2.12%
Efficiency	64.50%	74.47%	63.27%	48.77%

Note:

(1)
Pre-tax, pre provision, adjusted for one-time gains and losses.

		SCBT Peer Group
Capital Ratios (MRQ)	SCBT	1st Quartile	Median	4th Quartrile
TCE Ratio	8.03%	6.40%	8.86%	11.95%
Tier 1 Leverage Ratio	9.22%	9.23%	10.30%	12.18%
Total Risk Based Ratio	15.19%	13.44%	15.54%	20.20%

		SCBT Peer Group
Asset Quality (MRQ)	SCBT	1st Quartile	Median	4th Quartrile
Adjusted NPA's / Assets	1.90%	4.60%	2.74%	1.23%
Texas Ratio(1)	19.42%	40.86%	20.00%	12.02%
LTM NCO's / Avg. Loans	0.91%	0.39%	0.64%	2.79%
LLR / Loans	2.69%	1.30%	1.63%	2.29%
LLR / NPAs	99.95%	20.92%	44.78%	102.40%

Note:

(1)
Texas ratio defined as Adjusted NPAs divded by TCE plus LLR

SCBT Peer Group
Current Market Pricing	SCBT	1st Quartile	Median	4th Quartrile
Price / Book Value Per Share	125.15%	73.68%	102.61%	155.73%
Price / Tangible Book Value Per share	154.17%	85.56%	122.41%	195.45%
Price / LTM EPS	16.47x	11.02x	12.91x	15.67x
Price / MRQ EPS (A)	16.89x	11.31x	13.95x	25.71x
Price / 2012 (e) EPS	16.07x	11.20x	13.68x	20.00x
Price / 2013 (e) EPS	13.47x	10.49x	12.37x	15.27x

		SCBT Peer Group
Price Performance and Return	SCBT	1st Quartile	Median	4th Quartrile
1-Year Stock Price Change	22.89%	(7.35)%	19.31%	36.50%
1-Year Total Return	25.68%	(4.36)%	21.18%	40.59%
3-Year Stock Price Change	44.27%	(20.49)%	13.05%	117.00%
3-Year Total Return	53.22%	(14.51)%	17.82%	123.30%

		SCBT Peer Group
Other Analysis	SCBT	25%	Median	75%
Dividend Yield	1.83%	0.66%	2.06%	3.86%
Market Capitalization ($ in MM)	$560.44	$226.97	$415.30	$682.75
Liquidity: 3-Mo Average Daily Trading Volume	$1,720,788	$528,770	$963,026	$1,914,130

        No companies used in the analyses described above are identical to SCBT, SAVB or the pro forma combined company. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

SAVB—Stock Price Performance

        STRH reviewed the history of the publicly reported trading prices of SAVB's common stock for the one-year, three-year and five-year period ended August 6, 2012. STRH then compared the relationship between the movements in the price of SAVB's common stock against the movements in the prices of SAVB's peers used for comparable company analysis and the NASDAQ Bank Index.

        SAVB Historical Stock Performance vs. Peer Group and NASDAQ Bank Index

	1 Year	3 Year	5 Year
Savannah	(24.4)%	(28.2)%	(77.2)%
Savannah Peers	15.6%	(15.2)%	(54.5)%
NASDAQ Bank Index	5.9%	5.5%	(36.3)%

SCBT—Stock Price Performance

        STRH reviewed the history of the publicly reported trading prices of SCBT's common stock for the one-year, three-year, and five-year period ended August 6, 2012. STRH then compared the relationship between the movements in the price of SCBT's common stock against the movements in the prices of SCBT's peers used for comparable company analysis and the NASDAQ Bank Index.

        SCBT Historical Stock Performance vs. Peer Group and NASDAQ Bank Index

	1 Year	3 Year	5 Year
SCBT	19.6%	44.2%	23.4%
SCBT Peers	13.5%	6.9%	(21.6)%
NASDAQ Bank Index	5.9%	5.5%	(36.3)%

Selected Precedent Transactions Analysis

Size / Asset Quality

        STRH reviewed and analyzed certain financial data related to 19 completed bank mergers and acquisitions announced between January 1, 2010 and August 6, 2012. These transactions involved target banks based in the United States with the following characteristics:

  •
  Total assets, for the most recent quarter reported, of between $500 million and $2.5 billion; and

  •
  Ratio of nonperforming assets to total assets, for the most recent quarter reported, between 3.0% and 10.0%.

        These transactions (listed by announce date in order from most recent to the oldest) were as follows:

Acquiror	Target
City Holding Company	Community Financial Corp
Customers Bancorp, Inc.	Acacia Federal Savings Bank
Berkshire Hills Bancorp, Inc.	Beacon Federal Bancorp, Inc.
Trustmark Corp	BancTrust Financial Group, Inc.
Park Sterling Corporation	Citizens South Banking Corp
WashingtonFirst Bankshares, Inc.	Alliance Bankshares Corporation
Washington Federal, Inc.	South Valley Bancorp, Inc.
Capital Bank Financial Corp	Southern Community Financial Corp
Old National Bancorp	Indiana Community Bancorp
SCBT Financial Corp	Peoples Bancorporation, Inc.
Opus Bank	RMG Capital Corp
Park Sterling Corp	Community Capital Corp
IBERIABANK Corp	Omni Bancshares Inc.
Susquehanna Bancshares Inc.	Abington Bancorp Inc
American National Bankshares	MidCarolina Financial Corp
Nara Bancorp Inc.	Center Financial Corp.
Community Bancorp LLC	Cadence Financial Corp.
Old National Bancorp	Monroe Bancorp
F.N.B. Corp.	Comm Bancorp Inc.

        For the purpose of this analysis, transaction multiples from the merger were derived from the transaction value based on SCBT's closing stock price on August 6, 2012 and financial data as of June 30, 2012 for SAVB. STRH compared these transaction multiples with the transaction multiples implied by the selected transactions listed above. The results of the calculations and the analysis are set forth in the table below.

		Selected Transasction
	SCBT / Savannah Transaction	25% Percentile	Median	75% Percentile
LTM EPS	NM	23.37x	23.68x	26.76x
Stated TBVPS	0.83x	0.79x	1.17x	1.29x
Core Deposit Per Share(1)	(2.0)%	(3.8)%	0.8%	2.1%
Closing Stock Price 8/3/12	69.1%	17.8%	35.2%	57.7%
Closing Stock Price 7/3/12	77.8%	22.8%	56.9%	100.2%

(1)
Assumes $656 million in core deposits (deposits less jumbo CDs and all brokered deposits)

Southeast Region

        Aside from asset quality comparison, STRH also reviewed precedent transactions in the Southeast region of the United States. STRH reviewed and analyzed certain financial data related to 19 completed bank mergers and acquisitions announced between January 1, 2010 and August 6, 2012. These transactions involved target banks based in the Southeast region of the United States with the following characteristics (28 transactions):

  •
  Transaction value between $10 million and $150 million; and

  •
  Targets banks are based in AL, AK, FL, GA, LA, MS, NC, SC and TN.

        These transactions (listed by announce date in order from most recent to the oldest) were as follows:

Acquiror	Target
Customers Bancorp, Inc.	Acacia Federal Savings Bank
WashingtonFirst Bankshares, Inc.	Alliance Bankshares Corporation
1st United Bancorp, Inc.	Anderon Bank
Trustmark Corporation	BancTrust Financial Group, Inc.
Trustmark Corporation	Bay Bank & Trust Co.
IBERIABANK Corporation	Cameron Bancshares, Inc.
Park Sterling Corporation	Citizens South Banking Corporation
Kentucky First Federal Bancorp (MHC)	CKF Bancorp, Inc.
Park Sterling Corporation	Community Capital Corporation
City Holding Company	Community Financial Corp
Piedmont Community Bank Hldgs	Crescent Financial Corp.
CBM Florida Holding Co.	First Community Bk of America
MidSouth Bancorp, Inc.	First Louisiana National Bank
BNC Bancorp	First Trust Bank
IBERIABANK Corporation	Florida Gulf Bancorp, Inc.
First Volunteer Corporation	Gateway Bancshares, Inc.
Home Bancorp, Inc.	GS Financial Corp.
BNC Bancorp	KeySource Financial, Inc.
Community Trust Bancorp Inc.	Lafollette First Natl Corp.
American National Bankshares	MidCarolina Financial Corp.
IBERIABANK Corp.	Omni Bancshares Inc.
SCBT Financial Corporation	Peoples Bancorporation, Inc.
First Community Bancshares, Inc.	Peoples Bank of Virginia
Eb Bancorp, Inc.	SouthEast Bancshares, Inc.
Capital Bank Financial Corporation	Southern Community Financial Corporation
Stonegate Bank	Southwest Capital Bancshares
City Holding Company	Virginia Savings Bancorp, Inc.
Drummond Banking Company	Williston Holding Company

        For the purpose of this analysis, transaction multiples from the merger were derived from the transaction value based on SCBT's closing stock price on August 6, 2012 and financial data as of June 30, 2012 for SAVB. STRH compared these transaction multiples with the transaction multiples implied by the selected transactions listed above. The results of the calculations and the analysis are set forth in the table below.

		Selected Transasction
	SCBT / Savannah Transaction	25% Percentile	Median	75% Percentile
LTM EPS	NM	14.55x	16.76x	22.85x
Stated TBVPS	0.83x	0.77x	0.93x	1.09x
Core Deposits Per Share(1)	(2.0)%	(3.9)%	(1.6)%	1.0%
Closing Stock Price 8/3/12	69.1%	12.9%	17.1%	17.3%
Closing Stock Price 7/3/12	77.8%	30.4%	56.9%	92.1%

(1)
Assumes $656 million in core deposits (deposits less jumbo CDs and all brokered deposits)

        No company or transaction used as a comparison in the above analysis is identical to SCBT, SAVB or the merger. Accordingly, an analysis of these results involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

 SAVB—Net Present Value Analysis

        STRH performed an analysis that estimated the present value of SAVB through December 31, 2017. The analysis assumed that SAVB performed in accordance with the financial projections for years ended December 2012 through 2017 with projections approved by SAVB's management team.

        STRH calculated the implied SAVB valuation with the assumptions below:

  •
  Assumes the base case discount rate of 13.5%, which was arrived using the CAPM method and a sensitivity from 10% to 17%

  •
  2017 terminal value based on P/E multiple of 13.0x and 100% P/TBV multiple. STRH also sensitized these terminal year PE multiples from 10.0x - 16.0x and terminal year TBV multiple of 75% - 125%

  •
  Assumes that excess TCE above 9.0% will be returned to shareholders

Terminal Price / Earnings in 2017
Discount Rate	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
10.0%	$5.35	$5.80	$6.25	$6.70	$7.14	$7.59	$8.04
11.0%	$5.10	$5.52	$5.95	$6.37	$6.80	$7.23	$7.65
12.0%	$4.86	$5.26	$5.67	$6.07	$6.48	$6.88	$7.29
13.0%	$4.63	$5.02	$5.40	$5.79	$6.17	$6.56	$6.94
13.5%	$4.52	$4.90	$5.27	$5.65	$6.03	$6.40	$6.78
14.0%	$4.41	$4.78	$5.15	$5.52	$5.88	$6.25	$6.62
15.0%	$4.21	$4.56	$4.91	$5.26	$5.61	$5.96	$6.31
16.0%	$4.02	$4.35	$4.69	$5.02	$5.35	$5.69	$6.02
17.0%	$3.84	$4.16	$4.47	$4.79	$5.11	$5.43	$5.75

Terminal Price / TCBV in 2017
Discount Rate	75.0%	80.0%	90.0%	100.0%	110.0%	120.0%	125.0%
10.0%	$5.96	$6.30	$6.98	$7.65	$8.33	$9.01	$9.34
11.0%	$5.68	$6.00	$6.64	$7.28	$7.93	$8.57	$8.89
12.0%	$5.41	$5.71	$6.33	$6.94	$7.55	$8.16	$8.47
13.0%	$5.15	$5.44	$6.03	$6.61	$7.20	$7.78	$8.07
13.5%	$5.03	$5.32	$5.89	$6.45	$7.02	$7.59	$7.88
14.0%	$4.91	$5.19	$5.75	$6.30	$6.86	$7.41	$7.69
15.0%	$4.69	$4.95	$5.48	$6.01	$6.54	$7.07	$7.34
16.0%	$4.47	$4.72	$5.23	$5.73	$6.24	$6.75	$7.00
17.0%	$4.27	$4.51	$4.99	$5.47	$5.96	$6.44	$6.68

        STRH also considered how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, STRH calculated the impact to implied valuation using an adjusted DCF case by sensitizing the annual earnings estimates by 25% above and below the base case annually. The analysis resulted in the table below for a reference range of SAVB per share value, using a discount rate of 13.5%.

Terminal Price / Earnings in 2017
Budget Variance	10.0x	11.0x	12.0x	13.0x	14.0x	15.0x	16.0x
(25.0)%	$3.11	$3.39	$3.67	$3.95	$4.24	$4.52	$4.80
(20.0)%	$3.39	$3.69	$3.99	$4.29	$4.59	$4.90	$5.20
(15.0)%	$3.67	$3.99	$4.31	$4.63	$4.95	$5.27	$5.59
(10.0)%	$3.96	$4.29	$4.63	$4.97	$5.31	$5.65	$5.99
(5.0)%	$4.24	$4.60	$4.95	$5.31	$5.67	$6.03	$6.38
0.0%	$4.52	$4.90	$5.27	$5.65	$6.03	$6.40	$6.78
5.0%	$4.80	$5.20	$5.59	$5.99	$6.38	$6.78	$7.17
10.0%	$5.09	$5.50	$5.91	$6.33	$6.74	$7.16	$7.57
15.0%	$5.37	$5.80	$6.23	$6.67	$7.10	$7.53	$7.96
20.0%	$5.65	$6.10	$6.55	$7.01	$7.46	$7.91	$8.36
25.0%	$5.93	$6.40	$6.87	$7.34	$7.82	$8.29	$8.76

Terminal Price / TCBV in 2017
Budget Variance	75.0%	80.0%	90.0%	100.0%	110.0%	120.0%	125.0%
(25.0)%	$4.56	$4.84	$5.41	$5.98	$6.55	$7.12	$7.41
(20.0)%	$4.65	$4.94	$5.51	$6.08	$6.65	$7.22	$7.50
(15.0)%	$4.75	$5.03	$5.60	$6.17	$6.74	$7.31	$7.60
(10.0)%	$4.84	$5.13	$5.70	$6.27	$6.84	$7.41	$7.69
(5.0)%	$4.94	$5.22	$5.79	$6.36	$6.93	$7.50	$7.78
0.0%	$5.03	$5.32	$5.89	$6.45	$7.02	$7.59	$7.88
5.0%	$5.12	$5.41	$5.98	$6.55	$7.12	$7.69	$7.97
10.0%	$5.22	$5.50	$6.07	$6.64	$7.21	$7.78	$8.07
15.0%	$5.31	$5.60	$6.17	$6.74	$7.31	$7.88	$8.16
20.0%	$5.41	$5.69	$6.26	$6.83	$7.40	$7.97	$8.26
25.0%	$5.50	$5.79	$6.36	$6.93	$7.50	$8.07	$8.35

        STRH noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Contribution Analysis

        STRH analyzed the relative contribution of each of SCBT and SAVB to certain pro forma balance sheet, income statement and market capitalization of the combined company following the merger. STRH compared the relative contribution of these items with the estimated pro forma ownership percentage SAVB's shareholders would represent in SCBT pro forma. The results of this analysis are illustrated in the table below:

	Financial Contribution
(Financials as of June 30, 2012, in 000's)	SCBT	Savannah
Balance Sheet:
Assets	82.12%	17.88%
Gross Loans	80.35%	19.65%
Adusted Nonaccrual Loans, 90 day+ and OREO	64.42%	35.58%
Equity Capital	83.61%	16.39%
Tangible Equity Capital	81.22%	18.78%
2012E Tangible Common Equity	84.11% (1)	15.89% (2)
Earnings:
LTM Reported Net Income	NM	NM
2012 Q2 Reported Net Income (Annualized)	94.76%	5.24%
2012 (e) Net Income	NM (1)	NM (2)
2013 (e) Net Income	99.37% (1)	0.63% (2)
Other:
Market Cap ($M)	93.41%	6.59%
Pro Forma Ownership	89.32%	10.68%

Notes

(1)
Based on STRH Research Estimates, Reserarch Report Dated July 30, 2012.

(2)
Per Savannah Management

Financial Impact Analysis

        STRH performed pro forma merger analyses that combined projected income statement and balance sheet information of both SCBT and SAVB. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of the pro forma company. This analysis indicated that the merger is expected to be accretive to SCBT's earnings per share and dilutive to book value and tangible common book value per share. The analyses were based on financial projections and certain merger assumptions (including estimated cost savings and one-time charges) reviewed and approved by senior management of SAVB. For all of the above analyses, the actual results achieved by the pro forma company following the merger will vary from the projected results, and the variations may be material.

Conclusion

        Based on the above analyses and subject to the limitations and exceptions set forth in STRH's written opinion, STRH concluded that the exchange ratio of 0.2503 shares of SCBT's common stock for every one share of SAVB common stock is fair to holders of common stock of SAVB, from a financial point of view.

Compensation to STRH

        As compensation for its services acting as financial advisor to SAVB in connection with the merger, SAVB paid STRH $250,000 upon execution of the merger agreement. Additional compensation of approximately $500,000 (for a total compensation of 1% of the value of the merger), depending on the SCBT closing share value, will be payable upon the successful completion of the merger transaction. In addition, SAVB agreed to reimburse STRH for its reasonable out-of-pocket expenses incurred in connection with the merger (not to exceed $15,000 without the prior written consent of SAVB) and to indemnify STRH for certain liabilities that may arise out of its engagement by SAVB and the services provided by STRH, including liabilities under the Securities Act of 1933. STRH has not provided other investment banking services to SAVB in the past two years and, at this point, does not expect to provide SAVB with further investment banking services in the future. Furthermore, STRH does not currently provide any services to SCBT, and in the past two years no material relationship has existed between STRH and SCBT, nor has STRH received any compensation from SCBT.

Opinion of FIG Partners, LLC

        FIG has delivered to SAVB's board of directors its opinion that, based upon and subject to the various considerations set forth in its written opinion dated August 7, 2012, the total merger consideration to be paid to the SAVB shareholders is fair from a financial point of view as of such date. In requesting FIG's advice and opinion, no limitations were imposed by SAVB upon FIG with respect to the investigations made or procedures followed by it in rendering its opinion. The full text of the opinion of FIG, dated August 7, 2012, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Annex C. SAVB shareholders should read this opinion in its entirety.

        FIG's opinion is directed only to the fairness, from a financial point of view, of the total merger consideration, and, as such, does not constitute a recommendation to any SAVB shareholder as to how the shareholder should vote at the special meeting of SAVB shareholders. The summary of the opinion of FIG set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

        The following is a summary of the analyses performed by FIG in connection with its fairness opinion. Certain of these analyses were confirmed in a presentation to SAVB's board of directors by FIG. The summary set forth below does not purport to be a complete description of either the analyses performed by FIG in rendering its opinion or the presentation delivered by FIG to SAVB's board of directors, but it does summarize all of the material analyses performed and presented by FIG.

        The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances. In arriving at its opinion, FIG did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. FIG may have given various analyses more or less weight than other analyses. Accordingly, FIG believes that its analyses and the following summary must be considered as a whole and that selecting portions of its analyses, without considering all factors could create an incomplete view of the process underlying the analyses set forth in its report to SAVB's board of directors and its fairness opinion.

        In performing its analyses, FIG made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of SAVB. The analyses performed by FIG are not necessarily indicative of actual value or actual future results, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as part of FIG's analysis of the fairness of the transaction consideration, from a financial point of view, to SAVB shareholders. The analyses do not purport to be an appraisal or to reflect the prices at which a company might actually be sold or the prices at which any securities may trade at the present time or at any time in the future. FIG's opinion does not address the relative merits of the merger as compared to any other business combination in which SAVB might engage. In addition, as described above, FIG's opinion to SAVB's board of directors was one of many factors taken into consideration by SAVB's board of directors in making its determination to approve the merger agreement.

        During the course of its engagement, and as a basis for arriving at its opinion, FIG reviewed and analyzed material bearing upon the financial and operating conditions of SAVB and SCBT and material prepared in connection with the merger, including, among other things, the following:

  •
  reviewed the merger agreement;

  •
  reviewed certain historical publicly available business and financial information concerning SAVB and SCBT including among other things, quarterly and annual reports filed by the parties with the FDIC and Federal Reserve;

  •
  reviewed certain financial projections prepared by the management of SAVB;

  •
  reviewed filings with the SEC by SAVB and SCBT;

  •
  held discussions with members of the senior management of SAVB and SCBT for the purpose of reviewing future prospects of SAVB and SCBT, including internal budget and strategic planning forecasts related to the respective businesses, earnings, assets, liabilities and the amount of and timing of cost savings expected to be achieved as a result of the merger;

  •
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks, thrifts and bank and thrift holding companies that we considered relevant; and

  •
  performed such other analyses and considered such other factors as we have deemed appropriate.

        In rendering its opinion, FIG assumed, without independent verification, the accuracy and completeness of the publicly and non-publicly available financial and other information furnished to FIG by SAVB and SCBT and relied upon the accuracy of the representations and warranties of the parties contained in the merger agreement. FIG also assumed that the financial forecasts furnished to or discussed with FIG by SAVB and SCBT were reasonably prepared and reflected the best currently available estimates and judgments of senior management of SAVB and SCBT as to the future financial performance of SAVB and SCBT. FIG has not made any independent evaluation or appraisal of any properties, assets or liabilities of SAVB or SCBT.

Contribution Analysis

        FIG prepared a contribution analysis showing percentages of total assets, total loans, total deposits, and tangible common equity, and net income at June 30, 2012 for SAVB and for SCBT, to be contributed to the combined company on a pro forma basis by SAVB and SCBT. SAVB shareholders will receive 0.2503 shares of SCBT for every outstanding share of SAVB.

SAVB Contribution To SCBT
Total assets	17.9%
Gross loans	19.0%
Total deposits	18.3%
Total tangible common equity	18.9%
MRQ Net Income	4.9%
Pro Forma Ownership	10.7%

Comparable Transaction Analysis

        As part of its analysis, FIG reviewed two groups of comparable merger transactions. The first peer group included transactions, which have occurred since January 1, 2011, that involved target banks located in the Southeastern U.S. Region (AL, AR, FL, GA, MS, NC, SC, TN, VA, WV) that had total assets greater than $100 million and NPA/Assets greater than 5.0% (the "Comparable Transactions—Southeastern Region"). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 11 transactions:

Buyer	St.	Seller	St.
Drummond Banking Co.	FL	Williston Holding Co.	FL
BNC Bancorp	NC	First Trust Bank	NC
Trustmark Corp.	MS	BancTrust Financial Group Inc.	AL
Mathias Bancshares Inc.	AR	Decatur State Bank	AR
Capital Bank Finl Corp	FL	Southern Community Financial	NC
First Volunteer Corp.	TN	Gateway Bancshares Inc.	GA
BNC Bancorp	NC	KeySource Financial Inc.	NC
SCBT Financial Corp.	SC	Peoples Bancorporation Inc.	SC
Banco do Brasil S.A.	—	EuroBank	FL
Park Sterling Corporation	NC	Community Capital Corp.	SC
CBM Florida Holding Co.	FL	First Community Bk of America	FL

        In addition, FIG also reviewed comparable transactions which have occurred since January 1, 2010, that involved target banks located throughout the United States that had total assets between $500 million and $2.5 billion and NPA/Assets greater than 5.0% (the "Comparable Transactions—National"). All consideration types were included. The group was also limited to bank holding companies and commercial banks and transactions where pricing was disclosed. This group consisted of the following 21 transactions:

Buyer	St.	Seller	St.
BNC Bancorp	NC	First Trust Bank	NC
Trustmark Corp.	MS	BancTrust Financial Group Inc.	AL
Carlile Bancshares Inc.	TX	Washington Investment Co.	CO
Washington Federal Inc.	WA	South Valley Bancorp Inc.	OR
Capital Bank Finl Corp	FL	Southern Community Financial	NC
Arvest Bank Group Inc.	AR	Union Bank	MO
First Volunteer Corp.	TN	Gateway Bancshares Inc.	GA
SCBT Financial Corp.	SC	Peoples Bancorporation Inc.	SC
SKBHC Holdings LLC	AZ	Viking Fncl. Services Corp.	WA
Wintrust Financial Corp.	IL	Elgin State Bancorp Inc.	IL
Park Sterling Corporation	NC	Community Capital Corp.	SC
Opus Bank	CA	Cascade Financial Corp.	WA
IBERIABANK Corp.	LA	Omni Bancshares Inc.	LA
SKBHC Holdings LLC	CA	AmericanWest Bank	WA
Community Bancorp LLC	TX	Cadence Financial Corp.	MS
FNB United Corp.	NC	Bank of Granite Corp.	NC
Old Line Bancshares Inc	MD	Maryland Bankcorp Inc.	MD
People's United Financial Inc.	CT	Smithtown Bancorp Inc.	NY
Grandpoint Capital Inc.	CA	First Commerce Bancorp	CA
Jacksonville Bancorp Inc.	FL	Atlantic BancGroup Inc.	FL
Roma Financial Corp. (MHC)	NJ	Sterling Banks Inc.	NJ

        FIG calculated the medians and averages of the following relevant transaction ratios in the Comparable Transactions—U.S. Southeastern Region and the Comparable Transactions—National: the percentage of the offer value to the acquired company's total assets, the multiple of the offer value to the acquired company's stated book value; the multiple of the offer value to the acquired company's tangible book value; and the tangible book value premium to core deposits. FIG compared these multiples with the corresponding multiples for the merger, valuing the total consideration that would be received pursuant to the merger agreement at approximately $67.0 million, or $9.31 per SAVB diluted share. In calculating the multiples for the merger, FIG used SAVB's stated book value, tangible book value per share, total assets, and total core deposits as of June 30, 2012. The results of this analysis are as follows:

	Offer Value to
	Total Assets (%)	Tangible Book Value (%)	Ratio of Tangible Book Value Premium to Core Deposits (%)
SAVB	7.0	83.5	(2.1)
Transaction—U.S. Southeastern Region Median	6.2	69.7	(3.2)
Transactions—U.S. Southeastern Region Average	5.7	74.0	(2.9)
Transactions—National Median	6.2	75.9	(2.2)
Transaction—National Average	5.6	81.7	(1.4)

Market Premium Analysis

        As part of its analysis, FIG conducted a market premium valuation based on the most recent transactions in the United States (the "Market Transactions"). The Market Transactions consisted of all transactions of publicly-traded banking institutions since January 1, 2011 where a transaction premium (acquisition price / market price) was disclosed. The observed premiums and indicated values of the analysis are as follows:

	Observed Premium	Indicated Value	Transaction Price
1-Day	69.3%	$7.61	$9.31
1-Week	66.5%	$8.55	$9.31
1-Month	75.9%	$8.14	$9.31
3-Months	81.2%	$8.65	$9.31

        In the market premium valuation, the indicated values ranged from $7.61 per share to $8.65 per share. The transaction price of $9.31 per share was above the range indicated by this method.

Discounted Cash Flow Analysis

        FIG estimated the present value of all shares of SAVB common stock by estimating the value of SAVB's estimated future earnings stream beginning in 2012. Reflecting SAVB's internal projections and FIG estimates, FIG assumed net loss in 2012 of $478 thousand and net income in 2013, 2014, 2015, and 2016 of $2.428 million, $3.468 million, $4.062 million, and $4.719 million, respectively. The present value of these earnings was calculated based on a range of discount rates of 12.0%, 13.0%, and 14.0%, respectively. In order to derive the terminal value of SAVB's earnings stream beyond 2016, FIG performed two separate analyses: 1) an acquisition in 2016 at 18.0 times estimated earnings in the terminal year; and 2) an acquisition in 2015 at 1.00 times estimated book value in the terminal year. The present value of these terminal amounts was then calculated based on the range of discount rates mentioned above. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of SAVB's common stock. The two analyses and the underlying assumptions yielded a range of value for all the shares of SAVB's stock of approximately 1) $6.54 per share to $7.09 per share; and 2) $7.32 per share to $7.93 per share compared to the merger consideration of $9.31 per share.

Franchise Valuation

        FIG estimated the value of SAVB's franchise through a build up methodology based on a deposit premium, credit mark and capital mark based analysis. The methodology begins with SAVB's tier 1 tangible common capital of $81.2 million. From the tier 1 common capital number, a credit mark is subtracted which is based on a loan credit mark of 8.5% and an OREO credit mark of 35%, totaling a net mark of $31.0 million. A capital mark is also subtracted from the tier 1 common capital figure if tier 1 common capital is less than 8%. This was not the case for SAVB and therefore, no subtraction was made for the capital mark. After a credit mark and capital mark has been applied to tier 1 common capital, a deposit premium is applied based on deposit premiums for noninterest bearing deposits of 4.5%, NOW accounts of 2.5% and MMDA and savings accounts of 1.0%. The total deposit premium calculated was $12.2 million. Therefore, the total indicated franchise valuation was $62.4 million, which indicated a value of $8.66 per share compared to the merger consideration of $9.31 per share.

Based upon the foregoing analyses and other investigations and assumptions set forth in its opinion, without giving specific weightings to any one factor or comparison, FIG determined that the merger consideration was fair, from a financial point of view, to SAVB shareholders.

Miscellaneous

        FIG is a nationally recognized investment banking firm and, as part of its investment banking business, is continually engaged in the valuation of financial institutions in connection with mergers and acquisitions, private placements and valuations for other purposes. As a specialist in securities of financial institutions, FIG has experience in, and knowledge of, banks, thrifts and bank and thrift holding companies. SAVB's board of directors selected FIG to act as its financial advisor in connection with the merger on the basis of the firm's reputation and expertise in transactions such as the merger.

        SAVB and FIG have entered into an engagement letter relating to the services to be provided by FIG in connection with the merger. FIG will receive a fee of $100,000 from SAVB for rendering a written opinion to SAVB's board of directors as to the fairness, from a financial point of view, of the merger to SAVB shareholders; which is not at all contingent upon the consummation of the merger. Further, SAVB has agreed to reimburse FIG for reasonable out-of-pocket expenses and disbursements incurred in connection with its engagement, and will indemnify FIG against any claims or liabilities arising out of FIG's engagement by SAVB. In the last two years, FIG has performed other financial advisory and capital markets services for SAVB relating to the raising of capital. FIG does not currently provide any services to SCBT, and in the past two years no material relationship has existed between FIG and SCBT, nor has FIG received any compensation from SCBT.

SCBT's Reasons for the Merger; Recommendation of SCBT's Board of Directors

        In reaching its decision to adopt and approve the merger agreement, the merger and the other transactions contemplated by the merger agreement, and to recommend that its shareholders approve the stock issuance, the SCBT board of directors consulted with SCBT management, as well as its financial and legal advisors, and considered a number of factors, including the following material factors:

  •
  each of SCBT's and SAVB's business, operations, financial condition, asset quality, earnings and prospects;

  •
  the anticipated pro forma impact of the transaction on the combined company, including the expected impact on financial metrics including earnings and tangible equity per share and on regulatory capital levels;

  •
  its understanding of the current and prospective environment in which SCBT and SAVB operate, including national and local economic conditions, the competitive environment for financial institutions generally, and in particular the view, informed by SCBT's prior acquisitions, that selective acquisitions are an important part of SCBT's strategic plan in these conditions;

  •
  its review and discussions with SCBT's management concerning the due diligence examination of SAVB;

  •
  the complementary nature of SAVB's franchise, businesses, customers and markets, and in particular management's view of the attractiveness of the opportunity to have a leading position in the Savannah market;

  •
  the potential risks associated with achieving anticipated cost synergies and savings and successfully integrating SAVB's business, operations and workforce with those of SCBT, including the costs and risks of successfully integrating the differing business models of the two companies;

  •
  SCBT's past record of integrating acquisitions and of realizing projected financial goals and benefits of acquisitions;

  •
  the potential risk of diverting management attention and resources from the operation of SCBT's business and towards the completion of the merger and the integration of the two companies; and

  •
  the regulatory and other approvals required in connection with the merger and the expected likelihood that such regulatory approvals will be received in a reasonably timely manner and without the imposition of unacceptable conditions.

        In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, SCBT's board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of SCBT's board of directors may have given different weight to different factors. SCBT's board of directors conducted an overall analysis of the factors described above including thorough discussions with, and questioning of, SCBT management and SCBT's legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination.

        The foregoing explanation of SCBT's board of directors' reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled "Cautionary Statement Concerning Forward-Looking Statements."

Interests of SAVB's Directors and Executive Officers in the Merger

        In considering the recommendation of SAVB's board of directors that you vote to approve the merger agreement, you should be aware that some of SAVB's executive officers and directors have financial interests in the merger that are different from, or in addition to, those of SAVB shareholders generally. The independent members of SAVB's board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the shareholders that the merger agreement be approved. For purposes of all of SAVB's agreements and plans described below, the completion of the merger will constitute a change of control, change in control or a term of similar meaning.

Advisory Board

        Each member of SAVB's board of directors will serve on an advisory board established by SCBT to monitor the performance and operations in the Savannah, Georgia metropolitan statistical area. In connection with such service on the advisory board, each member of SAVB's board of directors will enter into advisory board member agreements with SCBT that provide for the same cash retainer as such director received while a member of SAVB's board of directors for a three-year period and the SAVB directors will be subject to covenants not to compete or solicit clients or employees during that three-year period. The cash retainer under the advisory agreement will be paid through the third anniversary of the effective date, regardless of whether the advisory period is terminated on an earlier date.

Equity-Based Awards

        Equity-based awards held by SAVB's executive officers and directors will be treated at the effective time of the merger as follows:

        SAVB Stock Options.    The directors and executive officers of SAVB held options to purchase an aggregate of 80,234 shares of common stock as of August 31, 2012, of which 3,000 were unvested. No more than thirty (30) days prior to the effective time, each outstanding option will be fully vested (with unvested options conditionally vesting, subject to the consummation of the merger) and exercisable. Each SAVB stock option that is not exercised prior to the effective time will be converted into a right to receive the product of (i) the excess, if any, of (A) the closing price per share of SAVB common stock immediately prior to the effective time over (B) the per-share exercise price of such SAVB stock option and (ii) the number of shares of SAVB common stock subject to such SAVB stock option. In the event that the product obtained by the prior sentence is zero or a negative number, then the SAVB stock option will be cancelled for no consideration.

        The following table sets forth the total number of SAVB stock options held by each of the executive officers and non-employee directors of SAVB, the number of those options that are vested as of August 31, 2012, the number of options that will accelerate and vest as a result of the merger, and the estimated value of the total payment for the executive's or non-employee director's options in connection with the merger. The estimated value of the payments is based on a merger consideration value of $9.33, which is equal to the average closing market price of SAVB's common stock over the first five business days following the first public announcement of the merger, which occurred after the closing of NASDAQ on August 7, 2012.

	Total Options (#)	Options Vested as of August 31, 2012 (#)	Options that Vest in Connection with the Merger (#)	Estimated Value of Total Payment for Options (vested and unvested) in Connection with the Merger (#)
Executives
John C. Helmken II	20,540	20,540	—	—	(1)
Michael W. Harden, Jr.	—	—	—	—
R. Stephen Stramm	5,625	5,625	—	—	(1)
Holden T. Hayes	3,000	—	3,000	—	(1)
Jerry O'Dell Keith	7,656	7,656	—	—	(1)
Directors
Francis A. Brown	825	825	—	286
Russell W. Carpenter	2,711	2,711	—	474
Clifford H. Dales	3,531	3,531	—	792
Robert H. Demere, Jr.	3,381	3,381	—	590
Berryman W. Edwards, Jr.	1,895	1,895	—	508
J. Wiley Ellis(2)	9,784	9,784	—	1,974
L. Carlton Gill	2,519	2,519	—	455
J. Curtis Lewis III	5,451	5,451	—	1,003
Aaron M. Levy	2,259	2,259	—	414
M. Lane Morrison	2,093	2,093	—	379
James Toby Roberts, Sr.	3,071	3,071	—	595
James W. Royal, Sr.	3,672	3,672	—	667
Robert T. Thompson, Jr.(2)	2,221	2,221	—	384

(1)
The exercise price of the options is greater than $9.33. Accordingly, pursuant to the merger agreement, these options would be cancelled for no consideration.

(2)
Neither Mr. Elllis nor Mr. Thompson is a current member of SAVB's Board of Directors, but each is included in the table above because he was a director for a portion of fiscal year 2012. Mr. Ellis retired from SAVB's Board of Directors on April 26, 2012. Mr. Thompson died on March 18, 2012.

        SAVB Restricted Shares.    The executive officers of SAVB held an aggregate of 796 SAVB restricted shares as of August 31, 2012. As of the effective time, each SAVB restricted share will vest in full, become free of all restrictions and the holder of such SAVB restricted share will receive the merger consideration in exchange for each SAVB restricted share.

        The following table sets forth the number of SAVB restricted shares that are held by each of the executive officers of SAVB as of August 31, 2012, all of which will vest at the effective time of the merger, and the estimated value of the shares. The estimated value of the payments is based on a merger consideration value of $9.33 (determined as described above). None of SAVB's non-employee directors hold restricted shares.

	Outstanding Restricted Shares of SAVB Common Stock that Vest in the Merger (#)	Estimated Value of Outstanding Restricted Shares of SAVB Common Stock that Vest in the Merger ($)
Executives
John C. Helmken II	—	—
Michael W. Harden, Jr.	187	$1,745
R. Stephen Stramm	—	—
Holden T. Hayes	—	—
Jerry O'Dell Keith	609	$5,682

        SAVB Deferred Stock Plan.    Certain executive officers and directors of SAVB held an aggregate of 90,826 SAVB deferred stock units as of August 31, 2012. All SAVB deferred stock units will be converted into rights with respect to a number of shares of SCBT common stock that is equal to the number of SAVB deferred stock units immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded to the nearest whole share), and otherwise on the same terms and conditions as applied to such SAVB deferred stock units immediately prior to the effective time. The obligations in respect of the SAVB deferred stock units (as converted into SCBT deferred Stock units), will be payable or distributable in accordance with the terms of the SAVB Deferred Stock Plan. As of the effective time of the merger, SCBT will assume the obligations and succeed to the rights of SAVB under the SAVB Deferred Stock Plan with respect to the SAVB deferred stock units (as converted into SCBT deferred stock units).

        The following table sets forth the number of SAVB deferred stock units that are held by each of the executive officers and non-employee directors of SAVB, as of August 31, 2012. The estimated value of the payments is based on a merger consideration value of $9.33 (determined as described above).

	Outstanding Deferred Stock Units (#)	Estimated Value of Outstanding Deferred Stock Units ($)
Executives
John C. Helmken II	—	—
Michael W. Harden, Jr.	—	—
R. Stephen Stramm	—	—
Holden T. Hayes	772	7,203
Jerry O'Dell Keith	2,057	19,192
Directors
Francis A. Brown	—	—
Russell W. Carpenter	9,697	90,473
Clifford H. Dales	11,219	104,673
Robert H. Demere, Jr.	13,539	126,319
Berryman W. Edwards, Jr.	7,254	67,680
J. Wiley Ellis(1)	—	—
L. Carlton Gill	3,525	32,888
J. Curtis Lewis III	18,254	170,310
Aaron M. Levy	8,059	75,190
M. Lane Morrison	—	—
James Toby Roberts, Sr.	—	—
James W. Royal, Sr.	16,450	153,479
Robert T. Thompson, Jr.(1)	—	—

(1)
Neither Mr. Elllis nor Mr. Thompson is a current member of SAVB's Board of Directors, but each is included in the table above because he was a director for a portion of fiscal year 2012.

  Mr. Ellis retired from SAVB's Board of Directors on April 26, 2012. Mr. Thompson died on March 18, 2012.

          SAVB ESPP.    All SAVB ESPP Options outstanding under the SAVB ESPP on November 15, 2012, will be automatically exercised on such date and the shares of SAVB common stock issued pursuant to the exercise of such SAVB ESPP Options will receive the merger consideration. The SAVB ESPP will terminate on November 15, 2012. Mr. Harden is the only executive officer who participates in the ESPP.

  Change in Control Agreements between SAVB and Messrs. Helmken, Keith and Stramm

          Each of Messrs. Helmken, Keith and Stramm has previously entered into a change in control agreement with SAVB. Each such change in control agreement provides that the named executive officer will continue to receive from the surviving company the same level of compensation for a period of one year after termination if, following a change in control, the executive is terminated without cause during the one-year period immediately following a change in control. In addition, each agreement provides that the executive may voluntarily terminate employment during the one-year period following a change in control and will continue to receive the same level of compensation for the period beginning on the date of termination of employment and ending on the first anniversary of the change in control. As of the effective time, the change in control agreements with each of Mr. Helmken and Mr. Keith will be superseded by the employment agreements by and between each of Mr. Helmken and Mr. Keith and SCBT, which was entered into in connection with the execution of the merger agreement (as such employment agreements are described below).

  Employment Agreements between SCBT and Certain Named Executive Officers of SAVB

          Employment Agreements with Messrs. Helmken, Hayes and Keith.    As a condition to entering into the merger agreement, SCBT entered into employment agreements with each of Messrs. Helmken and Hayes. In addition, Mr. Keith entered into an employment agreement with SCBT on August 22, 2012. The employment agreements by and between SCBT and each of Messrs. Helmken, Hayes and Keith will become effective upon the closing of the merger and will have a three-year term. The employment agreements each provide for annual base salary, a performance bonus for fiscal year 2012, subject to the executive's continued employment with SCBT through the payment date, participation in an annual performance based incentive plan for fiscal year 2013, a one-time bonus upon the successful systems conversion at both The Savannah Bank and Bryan Bank, subject to the executive's continued employment with SCBT through the payment date, an initial grant of restricted stock with a value of $150,000 in the case of Mr. Helmken, $100,000 in the case of Mr. Hayes and $50,000 in the case of Mr. Keith, which restricted stock vests 100% on the third anniversary of grant subject to the executive's continued employment with SCBT, and participation in employee benefit plans that are consistent with similarly situated employees of SCBT. Mr. Helmken's employment agreement also provides that SCBT will reimburse him for any lost director fees if he is required to resign as a member of the Federal Home Loan Bank Board. Each of the employment agreements provides for severance upon a termination of employment for any reason, whether by SCBT or the executive, other than for "cause", death or disability, that is equal to continued base salary for the remaining term of the employment agreement. Each executive is also subject to covenants not to compete and not to solicit clients or employees for the duration of the term of the employment agreement (regardless of whether he is employed). The employment agreements also provide that in the event that any payments or benefits provided under the employment agreements or any other arrangement would result in such payments or benefits being considered excess parachute payments as defined in Section 280G of the Code and the imposition of a federal excise tax pursuant to Section 4999 of the Code, then such payments or benefits will be reduced to the extent necessary to avoid the imposition of such excise tax.

          Employment Agreement with Mr. Harden.    On August 17, 2012, SCBT entered into an employment agreement with Mr. Harden that will become effective upon the closing of the merger and has a one-year term. Mr. Harden's employment agreement provides for annual base salary and participation in employee benefit plans that are consistent with similarly situated employees of SCBT. Mr. Harden's employment agreement provides for severance upon a termination of employment for any reason, whether by SCBT or the executive, other than for "cause", death or disability, that is equal to continued base salary for the remaining term of the employment agreement. Mr. Harden's employment agreement also provides that in the event that any payments or benefits provided under the employment agreement or any other arrangement would result in such payments or benefits being considered excess parachute payments as defined in Section 280G of the Code and the imposition of a federal excise tax pursuant to Section 4999 of the Code, then such payments or benefits will be reduced to the extent necessary to avoid the imposition of such excise tax.

  Proposed Conversion Bonus

          SCBT has offered Mr. Stramm a $30,000 conversion bonus if he remains employed by SCBT through the successful systems conversion at both The Savannah Bank and Bryan Bank paid in a lump sum following the systems conversions. As of October 24, 2012, Mr. Stramm had not accepted the offered conversion bonus.

  Quantification of Payments and Benefits to the SAVB Named Executive Officers

          The following table and related footnotes is intended to comply with Item 402(t) of Regulation S-K under the Exchange Act, which requires disclosure of information about the payments and benefits that each of the SAVB "named executive officers," as determined for the purposes of SAVB's most recent Annual Report on Form 10-K, will or may receive that are based on or otherwise relate to the merger, assuming the merger was completed on October 24, 2012. The estimated value of the payments relating to equity awards disclosed below are based on a merger consideration value of $9.33 (determined as described above). Excluding the payments relating to equity awards, the estimated payments reflected in the table are not guaranteed; instead the payments require (i) in the case of the conversion bonus, completion of a successful systems conversion at The Savannah Bank or Bryan Bank; (ii) in the case of the 2012 performance bonus, the executive's continued employment on the payment date; and (iii) in the case of the severance payments, the executive's termination of employment.

Golden Parachute Compensation

Name	Cash ($)		Equity ($)		Total ($)(5)
John C. Helmken II	1,025,000	(1)	—		1,025,000
Michael W. Harden, Jr.	158,100	(2)	1,745	(4)	159,845
R. Stephen Stramm	208,500	(3)	—		208,500
Holden T. Hayes	750,000	(1)	—		750,000
Jerry O'Dell Keith	690,000	(1)	5,682	(4)	695,682
Note: This compensation table should be read in conjunction with the preceding paragraph and the footnotes below.

(1)
This amount includes the aggregate of (i) a one-time bonus upon the successful systems conversion at both The Savannah Bank and Bryan Bank, in following amounts: Mr. Helmken, $100,000; Mr. Hayes, $100,000; and Mr. Keith, $75,000; (ii) a performance bonus for fiscal 2012 in following amounts: Mr. Helmken, $50,000; Mr. Hayes, $50,000; and Mr. Keith, $30,000; and (iii) severance payments in following aggregate amounts: Mr. Helmken, $765,000; Mr. Hayes, $600,000; and Mr. Keith, $585,000, in each case payable pursuant to the terms of the named executive officer's employment agreement with SCBT (as described in greater detail above). The severance payments assume that each of the named executive officers incurred a severance-qualifying termination immediately following the effective time and represent modified single trigger payments because the payments are made to the named executive officer if he terminates his employment for any reason or no reason or his employment is terminated without cause. The bonus payments assume that the named executive officer is employed by SCBT on the payment date and represent single trigger payments because the amounts are triggered by the change in control, or events related to the change in control, for which payment is not conditioned upon a termination or resignation of the named executive officer. As described above, Mr. Helmken's employment agreement also provides for the reimbursement of any lost director fees if he is required to resign as a member of the Federal Home Loan Bank Board. The maximum amount of this potential payment is $110,000 and it has been included as a single trigger payment in this column.

(2)
This amount includes aggregate severance payments payable pursuant to the terms of Mr. Harden's employment agreement with SCBT (as described in greater detail above). The severance payments assume that Mr. Harden incurred a severance-qualifying termination of employment immediately following the effective time and represent a modified single trigger payment because the payment is made to the named executive officer if he terminates his employment for any reason or no reason or his employment is terminated without cause.

(3)
This amount includes aggregate severance payments payable pursuant to the terms of Mr. Stramm's change in control agreement with SAVB (described in greater detail above) equal to $178,500 and the proposed $30,000 conversion bonus described above. The severance payments assume that Mr. Stramm incurred a severance qualifying termination of employment immediately following the effective time and represent a modified single trigger payment because the payment is made to the named executive officer if he terminates his employment for any reason or no reason or his employment is terminated without cause. The proposed conversion bonus assumes that Mr. Stramm is employed by SCBT on the payment date and represents a single trigger payment because the amounts are triggered by the change in control, or events related to the change in control, for which payment is not conditioned upon Mr. Stramm's termination of employment.

(4)
This amount includes the value of the named executive officer's accelerated vesting of outstanding restricted shares. None of the named executive officers hold unvested, in-the-money stock options. These amounts represent single trigger benefits because the outstanding restricted shares vest upon the consummation of the merger without regard to whether the named executive officer terminates employment. The restricted stock awards that each of Messrs. Helmken, Hayes and Keith will receive pursuant to his employment agreement with SCBT, which awards are described above under the heading "Interests of SAVB's Directors and Executive Officers in the Merger—Employment Agreement with Messrs. Helmken, Hayes and Keith," are not reflected in this table because such awards are payable by SCBT in consideration for post-closing services and, accordingly, are not considered "golden parachute compensation" under Regulation S-K Item 402(t).

(5)
The amounts in this column for Messrs. Helmken, Harden, Hayes and Keith may be reduced if any portion of such amounts constitutes "excess parachute payments" under Section 280G of the Code. The amounts will be reduced to the extent necessary to avoid the imposition of an excise tax under Section 280G or 4999 of the Code.

 Advisory (Non-Binding) Vote on the Compensation Proposal

        In accordance with Section 14A of the Exchange Act, SAVB is providing its shareholders with the opportunity to cast an advisory (non-binding) vote on certain compensation that may be paid or become payable to its named executive officers in connection with the merger pursuant to existing agreements and arrangements with SAVB. The compensation that is subject to such advisory vote is set forth in the table below.

Compensation Subject to Compensation Proposal(1)

Name	Cash ($)		Equity ($)		Total ($)
John C. Helmken II	—		—		—
Michael W. Harden, Jr.	—		1,745	(3)	1,745
R. Stephen Stramm	178,500	(2)	—		178,500
Holden T. Hayes	—		—		—
Jerry O'Dell Keith	—		5,682	(3)	5,682

(1)
Pursuant to Exchange Act Rule 14a-21(c), the payments that may be paid or become payable pursuant to the employment agreements by and between each of Mr. Helmken, Mr. Keith, Mr. Harden and Mr. Hayes and SCBT and the conversion bonus that may become payable to Mr. Stramm by SCBT are not subject to this advisory vote and, accordingly, are not included in this table.

(2)
This amount includes aggregate severance payments payable pursuant to the terms of Mr. Stramm's change in control agreement with SAVB (as described in greater detail above in the section of the proxy statement entitled, "Interests of SAVB's Directors and Executive Officers in the Merger—Change in Control Agreements between SAVB and Messrs. Helmken, Keith and Stramm"). This amount represents a modified single trigger payment because the payment is made to the named executive officer if he terminates his employment for any reason or no reason or his employment is terminated without cause. As noted above in the section of the proxy statement entitled, "Interests of SAVB's Directors and Executive Officers in the Merger—Change in Control Agreements between SAVB and Messrs. Helmken, Keith and Stramm," as of the effective time, the change in control agreements with each of Mr. Helmken and Mr. Keith will be superseded by the employment agreements by and between each of Mr. Helmken and Mr. Keith and SCBT. The payments that may be paid or become payable pursuant to the employment agreements by and between each of Mr. Helmken and Mr. Keith and SCBT are not subject to this advisory vote and, accordingly, are not included in the table above.

(3)
This amount includes the value of the named executive officer's accelerated vesting of outstanding restricted shares. None of the named executive officers hold unvested, in-the-money stock options. These amounts represent single trigger benefits because the outstanding restricted shares vest upon the consummation of the merger without regard to whether the named executive officer terminates employment.

        As required by Section 14A of the Exchange Act, SAVB is asking its shareholders to vote on the adoption of the following resolution:

  "RESOLVED, that the compensation that may be paid or become payable to SAVB's named executive officers in connection with the merger and the agreements or understandings pursuant to which such compensation may be paid or become payable, as disclosed in the "Compensation Subject to Compensation Proposal" table included in the section of the proxy statement entitled "Advisory (Non-Binding) Vote on the Compensation Proposal," including the associated narrative discussion, are hereby APPROVED."

        The vote on the compensation proposal is a vote separate and apart from the vote to approve the merger agreement. You may vote for the compensation proposal and against the proposal to approve the merger agreement, and vice versa. Because the vote on the compensation proposal is advisory only, it will not be binding on either SAVB or SCBT. Accordingly, because SAVB is contractually obligated to pay the compensation, if the merger is completed, the compensation will be payable, subject only to the conditions applicable thereto, regardless of the outcome of the advisory vote.

        The affirmative vote of a majority of the shares of SAVB common stock present in person or by proxy at the SAVB special meeting and entitled to vote on the matter will be required to approve the advisory resolution on executive compensation payable to SAVB's named executive officers in connection with the merger. Abstentions will have the same effect as a vote "AGAINST" the proposal but the failure to vote your shares will have no effect on the outcome of the proposal.

        SAVB's board of directors recommends that you vote "FOR" the compensation proposal.

Public Trading Markets

        SCBT common stock is listed for trading on the NASDAQ Global Select Market under the symbol "SCBT," and SAVB common stock is quoted on the NASDAQ Global Market under the symbol "SAVB." Upon completion of the merger, SAVB common stock will no longer be quoted on the NASDAQ Global Market.

        Under the merger agreement, SCBT will use reasonable best efforts to cause the shares of SCBT common stock to be issued in connection with the merger to be listed on the NASDAQ Global Select Market, and the merger agreement provides that neither SCBT nor SAVB will be required to complete the merger if such shares are not approved for listing, subject to notice of issuance, on the NASDAQ Global Select Market.

SCBT's Dividend Policy

        No assurances can be given that any dividends will be paid by SCBT or that dividends, if paid, will not be reduced or eliminated in future periods. Special cash dividends, stock dividends or returns of capital may, to the extent permitted by the policies and regulations of the Federal Reserve Board, be paid in addition to, or in lieu of, regular cash dividends. Dividends from SCBT will depend, in large part, upon receipt of dividends from SCBT Bank, and any other banks which SCBT acquires, because SCBT will have limited sources of income other than dividends from SCBT Bank and other banks it acquires and earnings from the investment of proceeds from the sale of shares of common stock retained by SCBT. SCBT's board of directors may change its dividend policy at any time, and the payment of dividends by financial holding companies is generally subject to legal and regulatory limitations. For further information, see "Comparative Market Prices and Dividends."

Dissenters' Rights in the Merger

        Under Section 14-2-1302(c) of the Georgia Business Corporation Code, as amended (the "GBCC"), there is no right of dissent in favor of the holders of shares listed on a national securities that are required, under a plan of merger, to accept, in exchange for their shares, only shares of the surviving corporation that are listed on a national securities exchange. SAVB common stock is listed on the NASDAQ Global Market and SCBT common stock is listed on the NASDAQ Global Select Market. Both the NASDAQ Global Market and the NASDAQ Global Select Market are national securities exchanges, and, accordingly, shareholders of SAVB common stock are not entitled to any right of dissent in connection with the merger.

Regulatory Approvals Required for the Merger

        Completion of the merger is subject to prior receipt of all approvals and consents required to be obtained from applicable governmental and regulatory authorities. Subject to the terms and conditions of the merger agreement, SCBT and SAVB have agreed to use their reasonable best efforts and cooperate to prepare and file, as promptly as possible, all necessary documentation and to obtain as promptly as practicable all regulatory approvals required or advisable to complete the transactions contemplated by the merger agreement. These approvals include, among others, approval from the Federal Reserve Board, the Federal Deposit Insurance Corporation, the Georgia Department of Banking and Finance, or the Georgia DBF, and the South Carolina State Board of Financial Institutions. The Savannah Bank is also required to provide notification of the merger to the OCC. SCBT and SAVB have filed, or are in the process of filing, applications and notifications to obtain the required regulatory approvals.

Federal Reserve Board

        The merger of SAVB with SCBT must be approved by the Federal Reserve Board under Section 3 of the BHC Act. In considering the approval of a transaction such as the merger, the BHC Act requires the Federal Reserve Board to review, with respect to the bank holding companies and the banks concerned: (1) the competitive impact of the transaction, (2) the financial condition and future prospects, including capital positions and managerial resources, (3) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the bank holding companies under the Community Reinvestment Act, (4) the effectiveness of the companies and the depository institutions concerned in combating money-laundering activities, and (5) the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the Federal Reserve Board will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

Federal Deposit Insurance Corporation

        The bank mergers must be approved by the FDIC under the Bank Merger Act. An application for approval of the bank mergers has been filed with the FDIC as soon as is practicable and will be subject to a 30-day comment and review period by the FDIC. In evaluating an application filed under the Bank Merger Act, the FDIC generally considers: (1) the competitive impact of the transaction, (2) financial and managerial resources of the banks party to the bank merger or mergers, (3) the convenience and needs of the community to be served and the record of the banks under the Community Reinvestment Act, (4) the banks' effectiveness in combating money-laundering activities and (5) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. In connection with its review, the FDIC will provide an opportunity for public comment on the application for the bank mergers, and is authorized to hold a public meeting or other proceeding if they determine that would be appropriate.

Office of the Comptroller of the Currency

        The Savannah Bank is regulated by the OCC. The Savannah Bank must file a notice with the OCC advising the agency of its intention to merge with SCBT's wholly-owned banking subsidiary. The OCC will then provide instructions to The Savannah Bank for terminating its status as a national bank.

Georgia Department of Banking and Finance

        The merger of SAVB and SCBT and the bank mergers must be approved by the Georgia DBF under §§ 7-1-628 and 7-1-608 of the Official Code of Georgia adopting the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994. The matters to be addressed in the application to the Georgia DBF for the merger of SAVB and SCBT are the same as the matters to be addressed in the application to the Federal Reserve Board under Section 3 of the BHC Act. The matters to be addressed in the application to the Georgia DBF for the bank mergers are the same as the matters to be addressed in the application to the FDIC under the Bank Merger Act. In connection with its review, the Georgia DBF will provide an opportunity for public comment on the application.

South Carolina State Board of Financial Institutions

        The bank mergers must be approved by the South Carolina State Board. The matters to be addressed in the application to the South Carolina State Board are the same as the matters to be addressed in the application to the FDIC under the Bank Merger Act. In connection with its review, the South Carolina State Board will provide an opportunity for public comment on the application.

Additional Regulatory Approvals and Notices

        Notifications and/or applications requesting approval may be submitted to various other federal and state regulatory authorities and self-regulatory organizations.

        SCBT and SAVB believe that the merger does not raise substantial antitrust or other significant regulatory concerns and that we will be able to obtain all requisite regulatory approvals. However, neither SAVB nor SCBT can assure you that all of the regulatory approvals described above will be obtained and, if obtained, we cannot assure you as to the timing of any such approvals, our ability to obtain the approvals on satisfactory terms or the absence of any litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of SCBT following completion of the merger.

        The parties' obligation to complete the merger is conditioned upon the receipt of all required regulatory approvals. SCBT and SAVB will use their respective reasonable best efforts to resolve any objections that may be asserted by any regulatory authority with respect to the merger agreement or the merger or the other transactions contemplated by the merger agreement.

        Neither SAVB nor SCBT is aware of any material governmental approvals or actions that are required for completion of the merger other than those described above. It is presently contemplated that if any such additional governmental approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.

 Litigation Relating to the Merger

        On October 11, 2012, a purported shareholder of SAVB filed a lawsuit in the Supreme Court of the State of New York captioned Rational Strategies Fund v. Robert H. Demere, Jr. et al., No. 653566/2012, naming SAVB, members of SAVB's board of directors and SCBT as defendants. This lawsuit is purportedly brought on behalf of a putative class of SAVB's common shareholders and seeks a declaration that it is properly maintainable as a class action with the Plaintiff as the proper class representative. The lawsuit alleges that SAVB, SAVB's directors and SCBT breached duties and/or aided and abetted such breaches by failing to disclose certain material information about the merger. Among other relief, the complaint seeks to enjoin the merger. Each of SAVB and SCBT believes that the claims asserted are without merit.

 THE MERGER AGREEMENT

        The following describes certain aspects of the merger, including certain material provisions of the merger agreement. The following description of the merger agreement is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached to this joint proxy statement/prospectus as Annex A and is incorporated by reference into this joint proxy statement/prospectus. We urge you to read the merger agreement carefully and in its entirety, as it is the legal document governing the merger.

 Structure of the Merger

        Each of SAVB's board of directors and SCBT's board of directors has unanimously approved the merger agreement. The merger agreement provides for the merger of SAVB with and into SCBT, with SCBT continuing as the surviving entity in the merger. Immediately following the merger, The Savannah Bank and Bryan Bank, each a wholly owned bank subsidiary of SAVB, will merge with and into SCBT's wholly owned bank subsidiary, with SCBT's bank subsidiary continuing as the surviving bank.

Merger Consideration

        Each shareholder of SAVB common stock issued and outstanding immediately prior to the completion of the merger, except for specified shares of SAVB common stock held by SAVB or SCBT, will receive 0.2503 shares of SCBT common stock for each share of SAVB common stock held immediately prior to the merger.

        If the number of shares of common stock of SCBT or SAVB changes before the merger is completed as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, then the exchange ratio and merger consideration will be proportionately adjusted.

Fractional Shares

        SCBT will not issue any fractional shares of SCBT common stock in the merger. Instead, a SAVB shareholder who otherwise would have received a fraction of a share of SCBT common stock will receive an amount in cash rounded to the nearest whole cent. This cash amount will be determined by multiplying the fraction of a share of SCBT common stock to which the holder would otherwise be entitled by the SCBT closing share value.

Governing Documents; Directors and Officers

        At the effective time of the merger, the articles of incorporation and bylaws of SCBT in effect immediately prior to the effective time will be the articles of incorporation and bylaws of the surviving corporation after completion of the merger until thereafter amended in accordance with their respective terms and applicable law. The directors and officers of SCBT in office immediately prior to the effective time of the merger, together with such additional persons as may thereafter be elected, shall serve as the directors and officers, respectively, of the surviving corporation from and after the effective time of the merger in accordance with the bylaws of SCBT.

Treatment of SAVB Stock Options and Other Equity-Based Awards

  Options

        No more than thirty (30) days prior to the effective time, each outstanding option (other than outstanding under the SAVB ESPP) will be fully vested (with unvested options conditionally vesting, subject to the consummation of the merger) and exercisable. Each SAVB option that is not exercised prior to the effective time will be converted into a right to receive the product of (i) the excess, if any, of (A) the closing price per share of SAVB common stock immediately prior to the effective time over (B) the per-share exercise price of such SAVB stock option and (ii) the number of shares of SAVB common stock subject to such SAVB stock option. In the event that the product obtained by the prior sentence is zero or a negative number, then the SAVB stock option will be cancelled for no consideration.

  Restricted Stock

        As of the effective time, each SAVB restricted share will vest in full, become free of all restrictions and the holder of such SAVB restricted share will receive the merger consideration in exchange for each SAVB restricted share.

  SAVB ESPP

        All SAVB ESPP Options outstanding under the SAVB ESPP on November 15, 2012, will be automatically exercised on such date and the shares of SAVB common stock issued pursuant to the exercise of such SAVB ESPP Options will receive the merger consideration. Pursuant to the terms of the merger agreement, (i) no new offer period commenced under the SAVB ESPP after August 7, 2012, (ii) participants were prohibited from altering their payroll deduction from those in effect as of August 7, 2012 (other than to discontinue participation in the SAVB ESPP in accordance with the terms and conditions of the SAVB ESPP), and (iii) the amount of the accumulated contributions of each participant under the SAVB ESPP as of immediately prior to the effective time of the merger, will, to the extent not used to purchase shares of SAVB common stock in accordance with the terms and conditions of the SAVB ESPP, be refunded to such participant as promptly as practicable following the effective time of the merger (without interest). The SAVB ESPP will terminate on November 15, 2012.

  Deferred Stock Plan

        All SAVB Deferred Stock Units will be converted into rights with respect to a number of shares of SCBT common stock that is equal to the number of SAVB Deferred Stock Units immediately prior to the effective time of the merger multiplied by the exchange ratio (rounded to the nearest whole share) (which as-converted SAVB Deferred Stock Units we refer to in this proxy statement as the SCBT Deferred Stock Units), and otherwise on the same terms and conditions (including applicable deferral provisions) as applied to such SAVB Deferred Stock Units immediately prior to the effective time of the merger. The obligations in respect of the SAVB Deferred Stock Units (as converted into SCBT Deferred Stock Units), will be payable or distributable in accordance with the terms of the SAVB Deferred Stock Plan. As of the effective time of the merger, SCBT will assume the obligations and succeed to the rights of SAVB under the SAVB Deferred Stock Plan with respect to the SAVB Deferred Stock Units (as converted into SCBT Deferred Stock Units).

Closing and Effective Time of the Merger

        The merger will be completed only if all conditions to the merger discussed in this joint proxy statement/prospectus and set forth in the merger agreement are either satisfied or waived. See "—Conditions to Complete the Merger."

        The merger will become effective when the Articles of Merger, as described in Section 14-2-1105 GBCC and Section 33-11-105 of the Carolina Business Corporation Act of 1988, as amended (the "BCA"), are filed with the Secretary of State of the State of Georgia and the Secretary of State of the State of South Carolina, respectively. The closing of the transactions contemplated by the merger will occur at 10:00 a.m., New York City time on a date no later than three business days after the satisfaction or waiver of the last of the conditions specified in the merger agreement, or such other date as mutually agreed to by the parties. It currently is anticipated that the completion of the merger will occur in the fourth quarter of 2012 subject to the receipt of regulatory approvals and other customary closing conditions, but neither SAVB nor SCBT can guarantee when or if the merger will be completed.

Conversion of Shares; Exchange of Certificates

        The conversion of SAVB common stock into the right to receive the merger consideration will occur automatically at the effective time of the merger. After completion of the merger, the exchange agent will exchange certificates representing shares of SAVB common stock for the merger consideration to be received pursuant to the terms of the merger agreement.

Letter of Transmittal

        As soon as reasonably practicable after the completion of the merger, the exchange agent will mail appropriate transmittal materials and instructions to those persons who were holders of SAVB common stock immediately prior to the completion of the merger. These materials will contain instructions on how to surrender shares of SAVB common stock in exchange for the merger consideration the holder is entitled to receive under the merger agreement.

        If a certificate for SAVB common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon receipt of (1) an affidavit of that fact by the claimant and (2) if reasonably required, such bond as SCBT may determine is necessary as indemnity against any claim that may be made against SCBT with respect to such lost, stolen or destroyed certificate.

        After completion of the merger, there will be no further transfers on the stock transfer books of SAVB other than to settle transfers of SAVB common stock that occurred prior to the effective time of the merger.

Withholding

        SCBT and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable to any SAVB shareholder the amounts they are required to deduct and withhold under any applicable federal, state, local or foreign tax law. If any such amounts are withheld, these amounts will be treated for all purposes of the merger agreement as having been paid to the shareholders from whom they were withheld.

Dividends and Distributions

        Whenever a dividend or other distribution is declared by SCBT on SCBT common stock, the record date for which is after the effective time of the merger, the declaration will include dividends or other distributions on all shares of SCBT common stock issuable under the merger agreement, but such dividends or other distributions will not be paid to the holder thereof until such holder has duly surrendered his, her or its SAVB stock certificates.

Representations and Warranties

        The representations, warranties and covenants described below and included in the merger agreement were made only for purposes of the merger agreement and as of specific dates, are solely for the benefit of SCBT and SAVB, may be subject to limitations, qualifications or exceptions agreed upon by the parties, including those included in confidential disclosures made for the purposes of, among other things, allocating contractual risk between SCBT and SAVB rather than establishing matters as facts, and may be subject to standards of materiality that differ from those standards relevant to investors. You should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of SCBT, SAVB or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the merger agreement, which subsequent information may or may not be fully reflected in public disclosures by SCBT or SAVB. The representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this joint proxy statement/prospectus and in the documents incorporated by reference into this joint proxy statement/prospectus. See "Where You Can Find More Information."

        The merger agreement contains customary representations and warranties of SCBT and SAVB relating to their respective businesses. The representations and warranties in the merger agreement do not survive the effective time of the merger.

        The merger agreement contains representations and warranties made by SAVB to SCBT relating to a number of matters, including the following:

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  corporate matters, including due organization and qualification and subsidiaries;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  reports to regulatory authorities;

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  financial statements, internal controls, books and records and absence of "off-balance sheet arrangements";

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  absence of undisclosed liabilities;

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  the absence of certain changes or events;

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  legal proceedings;

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  tax matters;

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  employee benefit matters;

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  labor matters;

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  compliance with applicable laws;

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  certain material contracts;

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  agreements with regulatory authorities;

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  investment securities;

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  derivative instruments and transactions;

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  environmental matters;

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  insurance matters;

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  real and personal property;

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  intellectual property matters;

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  broker's fees payable in connection with the merger;

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  investment adviser matters;

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  loan matters;

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  related party transactions;

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  inapplicability of takeover statutes;

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  absence of knowledge of any reasons why all required regulatory approvals should not be obtained on a timely basis;

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  the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

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  absence of additional representations.

        The merger agreement contains representations and warranties made by SCBT to SAVB relating to a number of matters, including the following:

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  corporate matters, including due organization and qualification;

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  capitalization;

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  authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the merger;

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  required governmental and other regulatory filings and consents and approvals in connection with the merger;

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  legal proceedings;

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  the absence of certain changes or events;

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  reports to regulatory authorities;

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  financial statements, internal controls, books and records and absence of "off-balance sheet arrangements";

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  absence of undisclosed liabilities;

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  compliance with applicable laws;

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  tax matters;

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  environmental matters;

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  intellectual property;

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  broker's fees payable in connection with the merger; and

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  absence of knowledge of any reasons why all required regulatory approvals should not be obtained on a timely basis;

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  the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents; and

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  absence of additional representations.

        Certain representations and warranties of SCBT and SAVB are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, a "material adverse effect," when used in reference to either SAVB or SCBT, means any event, circumstance, development, change or effect that, individually or in the aggregate, (1) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of such company and its subsidiaries taken as a whole or (2) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of such company to timely consummate the transactions contemplated by the merger agreement or to perform its agreements or covenants under the merger agreement; provided that in the case of clause (1) of this sentence, a material adverse effect will not be deemed to include any event, circumstance, development, change or effect to the extent resulting from:

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  changes in GAAP, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  changes in laws generally applicable to companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  changes in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates;

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  failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of a party's common stock, in and of itself, but not including any underlying causes thereof;

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  public disclosure of the merger agreement; or

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  any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, except to the extent that the effects of such changes disproportionately affect the applicable party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which the applicable party operates.

Covenants and Agreements

Conduct of Businesses Prior to the Completion of the Merger

        SAVB has agreed that, prior to the effective time of the merger, it will, and will cause each of its subsidiaries to, conduct its business in the usual, regular and ordinary course consistent with past practice, use reasonable best efforts to preserve intact its business organization, rights, franchises and current relationships and take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of SAVB or SCBT to obtain any required regulatory approvals or to perform their respective obligations under the merger agreement.

        Additionally, SAVB has agreed that prior to the effective time of the merger, except as expressly required by the merger agreement or with the prior written consent of SCBT, SAVB will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

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  (1) incur indebtedness or guarantee indebtedness of another person, except in the ordinary course of business consistent with past practice (and after good faith consultation with SCBT with respect to any sales of brokered or internet certificates of deposit with a term that exceeds six months) or (2) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice;

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  (1) adjust, split, combine or reclassify any capital stock; (2) set any record or payment dates for any dividends or distributions on its capital stock, make, declare or pay any dividend or distribution (other than dividends paid in the ordinary course of business by any direct or indirect wholly owned subsidiary to SAVB or any other direct or indirect wholly owned subsidiary) or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest; (3) grant any stock appreciation rights, restricted stock units or other equity-based compensation or grant any right to acquire any shares of its capital stock; (4) issue or commit to issue any additional shares of capital stock or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any SAVB subsidiary, except upon the exercise of SAVB options outstanding as of the date of the merger agreement or (5) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

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  sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets (other than to a direct or indirect wholly owned subsidiary);

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  acquire direct or indirect control over any business or corporate entity or make any other investment in any person, except in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a loan in the ordinary course of business consistent with past practice and with respect to loans made to third parties who are not affiliates of SAVB;

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  grant any SAVB options, SAVB restricted shares, awards based on the value of SAVB's capital stock or other equity-based award with respect to shares of SAVB common stock under any SAVB employee benefit plan or otherwise, or grant any person any right to acquire any shares of SAVB capital stock;

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  except as required under applicable law or the terms of any SAVB employee benefit plan, (1) enter into, adopt or terminate, or agree to enter into, adopt or terminate, any employee benefit plan, (2) amend any employee benefit plan in a manner that would result in any increase in cost, (3) increase or agree to increase the compensation or benefits payable to any employee, officer, director or consultant, (4) enter into any new, or amend any existing, collective bargaining agreement or similar agreement, (5) provide any funding for any rabbi trust or similar arrangement, (6) grant or accelerate the vesting of or lapsing of restrictions with respect to any equity-based awards or other long-term incentive compensation under any employee benefit plan, (7) hire, transfer or promote any employee who has a target annual compensation of $50,000 or more or (8) terminate the employment of any employee other than a termination of employment for cause in the ordinary course of business consistent with past practice, provided that SAVB shall consult with SCBT prior to making any such termination;

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  settle any claim, action or proceeding other than in the ordinary course of business consistent with past practice involving solely money damages not in excess of $100,000 individually or $200,000 in the aggregate; waive, compromise, assign, cancel or release any material rights or claims; or agree to any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

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  pay, discharge or satisfy any claims, liabilities or obligations, other than in the ordinary course of business and consistent with past practice;

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  make any change in accounting methods or systems of internal accounting controls, except as required by GAAP as concurred in by SAVB's independent auditors, or revalue in any material respect any of its assets, except as required by GAAP and in the ordinary course of business consistent with past practice;

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  except as may be required by a change in applicable law, make, change or revoke any tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any material amendment with respect to a tax return, enter into any closing agreement with respect to taxes, or settle any material tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of taxes;

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  amend its articles of incorporation or bylaws or comparable organizational documents;

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  (1) materially restructure or materially change its investment securities portfolio or its gap position or the manner in which the portfolio is classified or reported, (2) or invest in any mortgage-backed or mortgage-related securities that would be considered "high-risk" securities under applicable regulatory pronouncements or (3) purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than fifteen years for SAVB's own account or any subsidiary's own account without previously consulting with SCBT;

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  enter into, modify, amend or terminate any material contract, other than in the ordinary course of business consistent with past practice;

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  change in any material respect its credit policies and collateral eligibility requirements and standards, except as may be required by a regulatory authority;

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  fail to use reasonable best efforts to take any action that is required under an agreement with a regulatory authority or knowingly take any action that violates such an agreement;

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  except as required by applicable law, regulation or policies, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service loans;

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  permit the construction of new structures upon, or purchase or lease any real property in respect of, any branch or other facility, or file any application or take any other action to establish, relocate or terminate the operation of any banking office;

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  make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate;

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  without previously notifying and consulting with SCBT, and except to the extent approved by SAVB and committed to prior to the date of the merger agreement and disclosed to SCBT, make or acquire any loan or issue a commitment (or renew or extend an existing commitment) for any loan relationship aggregating in excess of $500,000, or amend or modify in any material respect any existing loan relationship, that would result in total credit exposure to the applicable borrower in excess of $500,000;

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  take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the completion of the merger and the other transactions contemplated by the merger agreement, except as may be required by applicable laws;

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  take any action, or knowingly fail to take any action, that prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

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  agree to take, make any commitment to take or adopt any resolutions of SAVB's board of directors in support of, any of the above prohibited actions.

        SCBT has agreed to a more limited set of restrictions on its business prior to the completion of the merger. Specifically, SCBT has agreed that prior to the effective time of the merger, except as expressly contemplated or permitted by the merger agreement or with the prior written consent of SAVB, SCBT will not, and will not permit any of its subsidiaries to, subject to certain exceptions, undertake the following actions:

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  amend its articles of incorporation or bylaws or similar governing documents of any of its subsidiaries in a manner that would materially and adversely affect the economic benefits of the merger to the holders of SAVB common stock or that would materially impede SCBT's ability to consummate the merger and the other transactions contemplated by the merger agreement;

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  take any action that is intended to, would or would be reasonably likely to result in any of the conditions to the completion of the merger not being satisfied or prevent or materially delay the completion of the merger and the other transactions contemplated by the merger agreement, except as may be required by applicable laws;

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  take any action, or knowingly fail to take any action, that prevents or impedes, or could reasonably be expected to prevent or impede, the merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

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  agree to take, make any commitment to take or adopt any resolutions of SCBT's board of directors in support of, any of the above prohibited actions.

Regulatory Matters

        SCBT and SAVB have agreed to use their respective reasonable best efforts to take all actions that are necessary, proper or advisable to comply promptly with all legal requirements with respect to the merger and the other transactions contemplated by the merger agreement and to obtain all permits, consents, authorizations, waivers or approvals of any regulatory authority required or advisable in connection with the merger and the other transactions contemplated by the merger agreement. However, in no event will SCBT be required, and will SAVB and its subsidiaries be permitted (without SCBT's written consent), to take any action or agree to any condition or restriction if such action, condition or restriction would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in respect of SCBT or SAVB and its subsidiaries, taken as a whole (measured on a scale relative to SAVB and its subsidiaries, taken as a whole) (including, without limitation, any determination by an regulatory authority that the bank mergers may not be consummated simultaneously with effective time of the merger, or that certain agreements between SAVB's bank subsidiaries and their regulators will not terminate and be of no further force and effect following the bank mergers (and without on-going conditions or restrictions)). SCBT and SAVB have also agreed to furnish each other with all information reasonably necessary in connection with any statement, filing, notice or application in connection with the transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the completion of the transactions contemplated by the merger agreement.

Tax Matters

        SCBT and SAVB have agreed to use their respective reasonable best efforts to cause the merger to qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and to not knowingly take any action that could reasonably be expected to prevent the merger from so qualifying.

Employee Matters

        The merger agreement provides that, for a period of 12 months after the completion of the merger, SCBT will provide to employees of SAVB and its subsidiaries, who are actively employed as of the completion of the merger (to the extent they continue to be actively employed following the completion of the merger), life insurance, accidental death and disability and medical benefit plans that, in the aggregate, are substantially comparable to such plans that are generally available to similarly situated employees of SCBT. The service of SAVB employees prior to the completion of the merger will be treated as service with SCBT for purposes of eligibility, participation and vesting under SCBT's employee benefit plans, subject to customary exclusions. Following the completion of the merger, continuing employees will be eligible to participate in the SCBT severance plan (unless the continuing employee receives severance benefits, change in control benefits or any enhanced payments pursuant to any individual agreement, change in control arrangement, or deferred compensation plan).

Director and Officer Indemnification and Insurance

        The merger agreement provides that after the completion of the merger, SCBT will indemnify and hold harmless all present and former directors and officers of SAVB against all liabilities arising out of the fact that such person is or was a director or officer of SAVB if the claim pertains to any matter of fact arising, existing or occurring at or before the effective time of the merger, to the fullest extent permitted by applicable law and SAVB's governing documents.

        The merger agreement requires SCBT to use its reasonable best efforts to maintain for a period of six years after completion of the merger SAVB's existing directors' and officers' liability insurance policy, or policies of at least the same coverage and amounts and containing terms and conditions that are substantially no less advantageous than the current policy (or, with the consent of SAVB prior to the completion of the merger, any other policy), with respect to claims arising from facts or events that occurred prior to the completion of the merger, and covering such individuals who are currently covered by such insurance. However, SCBT is not required to incur annual premium payments greater than 250% of SAVB's current annual directors' and officers' liability insurance premium. In lieu of the foregoing, prior to the completion of the merger, SCBT may obtain a six-year "tail" prepaid policy providing coverage equivalent to such insurance.

Repayment of Loan

        SCBT agreed to repay, at the completion of the merger, all outstanding principal and accrued but unpaid interest owed to Lewis Broadcasting Corporation pursuant to the Amended and Restated Promissory Note, dated June 13, 2012, between SAVB Holdings, LLC, a wholly owned subsidiary of SAVB and Lewis Broadcasting Corporation.

Georgia Advisory Board

        SCBT agreed to establish an advisory board consisting of the current directors of SAVB, together with any additional individuals appointed by SCBT in its sole discretion, to monitor the performance and operations of the surviving corporation of the merger in the Savannah, Georgia area. The advisory board will exist for a minimum of three years following the completion of the merger and the compensation provided to members of the advisory board for their service during this period will be consistent with the compensation provided to directors of SAVB as of the date of the merger agreement. In connection with their service on the advisory board, each member will enter into an advisory board member agreement. See "—Advisory Board Member Agreements" on page 125.

Surviving Corporation Board

        SCBT intends to select, in consultation with SAVB, one existing or former director of SAVB to serve on the boards of directors of SCBT and its banking subsidiary, provided that such person is reasonably acceptable to the Governance Committee of SCBT and satisfied all applicable requirements regarding service on the respective boards of directors.

Certain Additional Covenants

        The merger agreement also contains additional covenants, including covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of SCBT common stock to be issued in the merger, access to information of the other company, notification of certain matters, exemption from takeover laws and public announcements with respect to the transactions contemplated by the merger agreement.

SAVB Shareholder Meeting and Recommendation of SAVB's Board of Directors

        SAVB has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the merger agreement as promptly as practicable. SAVB will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by recommending that its shareholders approve and adopt the merger agreement.

SCBT Shareholder Meeting and Recommendation of SCBT's Board of Directors

        SCBT has agreed to hold a meeting of its shareholders for the purpose of voting upon approval of the issuance of SCBT common stock in connection with the merger agreement as promptly as practicable. SCBT will use its reasonable best efforts to obtain from its shareholders the requisite shareholder approval of the merger agreement, including by recommending that its shareholders approve the stock issuance.

Agreement Not to Solicit Other Offers

        For purposes of the merger agreement:

  •
  an "acquisition proposal" means any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving SAVB or any of its subsidiaries that, if consummated, would constitute an "alternative transaction" (as described below);

  •
  an "alternative transaction" means (1) any transaction pursuant to which any person (or group of persons) other than SCBT or its affiliates acquires or would acquire more than 20% of the outstanding shares of SAVB common stock or outstanding voting power of SAVB, or more than 20% of the outstanding shares or voting power of any other series or class of capital stock of SAVB that would be entitled to a class or series vote with respect to the merger, whether from SAVB or pursuant to a tender offer or exchange offer or otherwise, (2) a merger, share exchange, consolidation or other business combination involving SAVB (other than the merger), (3) any transaction pursuant to which any person (or group of persons) other than SCBT or its affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any SAVB subsidiaries and securities of the entity surviving any merger or business combination involving any SAVB subsidiary) of SAVB or any of its subsidiaries representing more than 20% of the fair market value of all the assets, deposits, net revenues or net income of SAVB and its subsidiaries, taken as a whole, immediately prior to such transaction or (4) any other consolidation, business combination, recapitalization or similar transaction involving SAVB or any of its subsidiaries, other than the transactions contemplated by the merger agreement, as a result of which the holders of shares of SAVB common stock immediately prior to such transaction do not, in the aggregate, own at least 80% of each of the outstanding shares of SAVB common stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately following the completion of the transaction, in substantially the same proportion as such holders held the shares of SAVB common stock immediately prior to the completion of such transaction; and

  •
  a "superior proposal" means an unsolicited acquisition proposal made by a third person to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction (1) all or substantially all of the assets of SAVB or (2) all of the outstanding voting securities of SAVB and which the board of directors of SAVB has in good faith determined to be more favorable, from a financial point of view, to SAVB shareholders, than the transactions contemplated by the merger agreement (as may be proposed to be amended by SCBT) and to be reasonably capable of being completed on the terms proposed.

        SAVB also has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents and representatives not to, directly or indirectly:

  •
  solicit, initiate, knowingly encourage or facilitate (including by furnishing information) or take any other action designed to facilitate, any acquisition proposal;

  •
  participate in any discussions or negotiations regarding an alternative transaction or acquisition proposal; or

  •
  enter into any agreement regarding any alternative transaction or acquisition proposal.

        However, if prior to approval of the merger agreement by SAVB shareholders, SAVB receives an acquisition proposal that did not arise in connection with a breach by SAVB of its non-solicitation obligations described above and that is determined by the board of directors to be a superior proposal, SAVB may, prior to approval of the merger agreement by SAVB shareholders, (1) furnish nonpublic information to the person making the superior proposal, provided that disclosure of such information is made on terms that are at least as restrictive as the confidentiality terms in effect between SAVB and SCBT and that such information is also disclosed to SCBT and (2) engage in discussions or negotiations with the person making the superior proposal, provided that the board of directors concludes that failure to take such actions would cause it to violate its fiduciary duties.

        Furthermore, SAVB's board of directors may not (1) withdraw, modify, qualify in any manner adverse to SCBT or refuse to recommend the approval of the merger agreement to SAVB shareholders, (2) adopt , approve or recommend any acquisition proposal or (3) cause or permit SAVB or its subsidiaries to enter into any agreement likely to lead to any acquisition proposal. However, the board of directors may, prior to the approval of the merger agreement by SAVB shareholders, change its recommendation if it determines in good faith that failing to do so would be reasonably likely to violate its fiduciary duties. In connection with a change in recommendation in response to an acquisition proposal, SAVB must (1) determine in good faith that the acquisition proposal constitutes a superior proposal, (2) give SCBT four business days' prior notice and certain information about the acquisition proposal, (3) negotiate in good faith with SCBT to enable SCBT to modify the terms of the merger agreement such that the acquisition proposal no longer constitutes a superior proposal and (4) in the event of any modifications to the acquisition proposal, give notice to SCBT.

        SAVB has also agreed to provide SCBT written notice within 24 hours following the receipt of any acquisition proposal, material modification to any acquisition proposal or request for nonpublic information or access to SAVB's or its subsidiaries' properties, books or records by any person that has made or, to SAVB's knowledge, may be considering making, an acquisition proposal. The notice will indicate the identity of the person making the acquisition proposal or requesting nonpublic information or access and the material terms of the acquisition proposal or modification to an acquisition proposal. SAVB shall keep SCBT fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such acquisition proposal, indication or request.

        SAVB and its subsidiaries have agreed to (1) immediately cease and cause to be terminated any existing discussions or negotiations conducted with any third party with respect to any alternative transaction or acquisition proposal, (2) enforce and not release any third party from the confidentiality and standstill provisions of any agreement to which SAVB or its subsidiaries is a party and (3) immediately terminate any approval previously given under any such provisions authorizing any person to make an acquisition proposal.

        The merger agreement provides that the SAVB's board of directors may (1) disclose to its shareholders a position contemplated by Rules 14d-9 and 14e-2(a)(2)-(3) under the Securities and Exchange Act of 1934, as amended, (2) issue a statement in connection with an acquisition proposal that does not involve the commencement of a tender offer, so long as the statement includes no more than would be required for a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act or (3) making any disclosure to the shareholders of SAVB, if, in the good faith judgment of the board of SAVB, failure to do so would violate its duties under applicable law. However, compliance with such Rules will not eliminate or modify the effect that any action would otherwise have under the merger agreement and any disclosure (other than solely a "stop, look and listen" communication) will be treated as a modification of SAVB's recommendation in a manner adverse to SCBT unless the board of directors of SAVB expressly and concurrently reaffirms its recommendation that shareholders approve the merger agreement.

Conditions to Complete the Merger

        SCBT's and SAVB's respective obligations to complete the merger are subject to the fulfillment or waiver of the following conditions:

  •
  the approval of the merger agreement by SCBT's and SAVB shareholders;

  •
  the receipt of required regulatory approvals without a condition or restriction that would have, or would be reasonably likely to have, individually or in the aggregate, a material adverse effect in respect of SCBT or SAVB and its subsidiaries, taken as a whole (measured on a scale relative to SAVB and its subsidiaries, taken as a whole), and the expiration or termination of all related statutory waiting periods. Such condition or restriction may include, without limitation, any determination by a regulatory authority that the bank mergers may not be consummated simultaneously with the effective time of the merger or that certain agreements between SAVB's bank subsidiaries and their regulators will not terminate and be of no further force and effect at the effective time of the bank mergers;

  •
  the absence of any order, injunction, decree or judgment by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the merger or the other transactions contemplated by the merger agreement;

  •
  the authorization of the listing of the SCBT common stock to be issued upon the consummation of the merger on the NASDAQ Global Select Market, subject to official notice of issuance;

  •
  the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part with respect to the SCBT common stock to be issued upon the consummation of the merger under the Exchange Act, and the absence of any stop order or proceedings threatened by the SEC for that purpose;

  •
  the accuracy of the representations and warranties of each other party in the merger agreement as of the day on which the merger is completed, subject to the materiality standards provided in the merger agreement and the performance of the other party in all material respects of all obligations required to be performed by it at or prior to the effective time of the merger under the merger agreement (and the receipt by each party of certificates from the other party to such effects); and

  •
  receipt by each of SCBT and SAVB of an opinion of legal counsel as to certain tax matters.

        SCBT's obligations to complete the merger are further subject to:

  •
  (1) the bank mergers having been consummated and (2) the termination of each of the regulatory agreements between the OCC and The Savannah Bank and between the FDIC and the State of Georgia Department of Banking and Finance on the one hand, and Bryan Bank on the other hand, in each case substantially simultaneously with the merger;

  •
  immediately prior to the completion of the merger, each of certain key employees being an active employee of SAVB, having not repudiated his employment agreement with SCBT and, to the knowledge of SAVB, no circumstances having arisen that would serve as a basis for terminating such employee's employment for "cause" under the employment agreement with SCBT, had such circumstances arisen following the effective time of his employment agreement;

  •
  the absence of a material adverse effect with respect to SAVB; and

  •
  each of the sitting members of the SAVB board of directors having entered into an advisory board member agreement. See "—Advisory Board Member Agreements."

        SAVB's obligations to complete the merger are further subject to the absence of a material adverse effect with respect to SCBT.

        Neither SAVB nor SCBT can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party. As of the date of this joint proxy statement/prospectus, neither SAVB nor SCBT has reason to believe that any of these conditions will not be satisfied.

Termination of the Merger Agreement

        The merger agreement can be terminated at any time prior to completion of the merger by mutual consent, or by either party in the following circumstances:

  •
  the merger has not been completed by May 7, 2013 (we refer to this date, as extended, as the end date), if the failure to complete the merger by the end date is not caused by the terminating party's breach of the merger agreement;

  •
  any required regulatory approval has been denied by the relevant regulatory authority and this denial has become final and non-appealable, or a regulatory authority has issued a final, non-appealable injunction permanently enjoining or otherwise prohibiting the completion of the merger or the other transactions contemplated by the merger agreement; or

  •
  there is a breach by the other party that would cause the failure of the closing conditions described above, and the breach is not cured prior to the earlier of the end date and 30 business days following written notice of the breach.

        In addition, SCBT may terminate the merger agreement in the following circumstances:

  •
  SAVB's board of directors fails to recommend to the SAVB shareholders that they approve the merger agreement or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SCBT;

  •
  SAVB's board of directors fails to comply in all material respects with its non-solicitation obligations described above in "—Agreement Not to Solicit Other Offers" or its obligations with respect to calling shareholder meetings described above in "—SAVB's Shareholder Meeting and Recommendation of SAVB's Board of Directors";

  •
  SAVB's board of directors approves, recommends or endorses, or proposes or resolves to approve, recommend or endorse, an alternative transaction or acquisition proposal; or

  •
  SAVB shareholders do not approve the merger agreement and the transactions it contemplates at the special meeting or adjournment thereof.

        In addition, SAVB may terminate the merger agreement in the following circumstances:

  •
  SCBT's board of directors fails to recommend to the SCBT shareholders that they approve the stock issuance or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SAVB;

  •
  SCBT's board of directors fails to comply in all material respects with its obligations with respect to calling shareholder meetings described above in "—SCBT's Shareholder Meeting and Recommendation of SCBT's Board of Directors"; or

  •
  SCBT shareholders do not approve the stock issuance at the special meeting or adjournment thereof.

Effect of Termination

        If the merger agreement is terminated, it will become void, except that (1) both SCBT and SAVB will remain liable for any willful and material breach of the merger agreement and (2) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses and the confidential treatment of information.

Termination Fee

        SAVB will pay SCBT a $2.6 million termination fee and shall reimburse SCBT for all of its out-of-pocket fees and expenses incurred in connection with the merger agreement, if the merger agreement is terminated by SCBT in the following circumstances:

  •
  SAVB's board of directors fails to recommend to the SAVB shareholders that they approve the merger agreement or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SCBT;

  •
  SAVB's board of directors fails to comply in all material respects with its non-solicitation obligations described above in "—Agreement Not to Solicit Other Offers" or its obligations with respect to calling shareholder meetings described above in "—SAVB Shareholder Meeting and Recommendation of SAVB's Board of Directors"; or

  •
  SAVB's board of directors approves, recommends or endorses, or proposes or resolves to approve, recommend or endorse, an alternative transaction or acquisition proposal.

        In addition, SAVB would be subject to the same termination fee and expense reimbursement obligation, if the merger agreement is terminated by SCBT or SAVB under the following circumstances:

  •
  (1) an acquisition proposal or intent to make an acquisition proposal is made known to SAVB or its shareholders after the date of the merger agreement; (2) thereafter the merger agreement is terminated (a) by SCBT or SAVB because the merger has not been completed by the end date and SAVB shareholders have not yet approved the merger agreement, (b) by SCBT following a breach by SAVB or (c) by SCBT, because SAVB shareholders fail to approve the merger agreement at the shareholder meeting; and (3) SAVB consummates an alternative transaction or enters into any letter of intent, acquisition agreement or other similar agreement related to an alternative transaction, in each case within 15 months of the date the merger agreement is terminated.

        SCBT will pay SAVB a $2.6 million termination fee and reimburse SAVB for all of its out-of-pocket fees and expenses incurred in connection with the merger agreement, if the merger agreement is terminated by SAVB under the following circumstances:

  •
  SCBT's board of directors fails to recommend to the SCBT shareholders that they approve the stock issuance or withdraws, modifies or qualifies, or proposes or resolves to withdraw, modify or qualify, such recommendation in a manner adverse to SAVB; or

  •
  SCBT's board of directors fails to comply in all material respects with its non-solicitation obligations described above in "—Agreement Not to Solicit Other Offers" or its obligations with respect to calling shareholder meetings described above in "—SCBT Shareholder Meeting and Recommendation of SCBT's Board of Directors."

Expenses and Fees

        Except as set forth above, each of SCBT and SAVB will be responsible for all costs and expenses incurred by it in connection with the negotiation and completion of the transactions contemplated by the merger agreement.

Amendment, Waiver and Extension of the Merger Agreement

        Subject to applicable law, SCBT and SAVB may amend the merger agreement by written agreement. However, after any approval of the merger agreement by SAVB shareholders, there may not be, without further approval of SAVB shareholders, any amendment of the merger agreement that requires further approval under applicable law.

        At any time prior to the effective time of the merger, each party, to the extent legally allowed, may extend the time for the performance of any of the obligations or other acts of the other party; waive any inaccuracies in the representations and warranties of the other party; and waive compliance by the other party with any of the agreements and conditions contained in the merger agreement.

Voting Agreements

        In connection with entering into the merger agreement, SCBT entered into a voting and support agreement with each of the following:

  •
  each of the directors of SAVB;

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  J. Wiley Ellis, General Counsel and former Chairman of SAVB;

  •
  Michael W. Harden, Jr., Chief Financial Officer of SAVB;

  •
  Holden T. Hayes, Senior Vice President of SAVB and President of The Savannah Bank;

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  Jerry O'Dell Keith, Senior Vice President of SAVB and President of Bryan Bank;

  •
  R. Stephen Stramm, Executive Vice President—Lending;

  •
  Colonial Group, Inc., an entity affiliated with Robert H. Demere, Vice Chairman of SAVB;

  •
  Lewis Broadcasting Corporation, an entity affiliated with J. Curtis Lewis III, Chairman of SAVB; and

  •
  the SAVB Deferred Stock Plan.

        We refer to these agreements collectively as the voting agreements. The following summary of the voting agreements is subject to, and qualified in its entirety by reference to, the form of voting agreement attached to this joint proxy statement/prospectus as Annex E.

        Pursuant to the voting agreements, each shareholder party to a voting agreement agreed to vote his, her or its shares of SAVB common stock:

  •
  in favor of the approval of the merger agreement;

  •
  in favor of any proposal to adjourn or postpone any shareholder meeting to a later date if there are not sufficient votes for approval of the merger agreement on the date on which such shareholder meeting is held;

  •
  in favor of any action in furtherance of either of the foregoing;

  •
  against any action or agreement that is intended, or could be reasonably expected to, result in a breach of any representation, warranty, covenant or obligation of SAVB in the merger agreement or that would otherwise be inconsistent with, prevent, impede or delay the completion of the merger; and

  •
  against any proposal that relates to an acquisition proposal or alternative transaction or any amendment or other change in SAVB's articles of incorporation or bylaws, except as to the transactions contemplated by the merger agreement.

        The voting agreements provide that each shareholder party to a voting agreement will not, other than pursuant to the merger, directly or indirectly:

  •
  sell (including short sell), transfer, pledge, encumber or otherwise dispose of (including by gift) any of such shareholder's shares of SAVB common stock; or

  •
  enter into any contract providing for any action described in the preceding bullet.

        The voting agreements further provide that each shareholder party to a voting agreement will not, in its capacity as shareholder of SAVB, take any action that is intended, or could be reasonably expected, to prevent, impede or delay the consummation of the merger.

        The voting agreements will terminate upon the earlier of the effective time of the merger and the termination of the merger agreement in accordance with its terms.

        As of the record date, shareholders who are party to the voting agreements beneficially own and are entitled to vote an aggregate of approximately 1,492,745 shares of SAVB common stock, which represent approximately 20.73% of the shares of SAVB common stock outstanding on that date.

Advisory Board Member Agreements

        SCBT will establish an advisory board consisting of each of the members of SAVB's board of directors and any additional individuals appointed by SCBT in its sole discretion to monitor the operations in the Savannah, Georgia area. In connection with joining the advisory board, each sitting member of SAVB's board of directors as of the Closing will enter into an Advisory Board Member Agreement, which generally provides for each such member to receive advisory fees, paid monthly, for the three-year period immediately following the Closing that are equivalent to the board retainer fees paid to the SAVB directors immediately prior to the Closing in exchange for each member agreeing to non-competition and non-solicitation (with respect to both customers and employees) covenants for the three-year period immediately following the closing of the merger.

        The preceding discussion is a summary of the Advisory Board Member Agreements and is qualified in its entirety by reference to the form of Advisory Board Member Agreement, which is provided in its entirety as Annex F to this joint proxy statement/prospectus.

 ACCOUNTING TREATMENT

        The merger will be accounted for as an acquisition by SCBT using the acquisition method of accounting. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of SAVB as of the effective time of the merger will be recorded at their respective fair values and added to those of SCBT. Any excess of purchase price over the fair values is recorded as goodwill. The consolidated financial statements of SCBT will reflect these fair values and the results of operations of SAVB only after the merger closes and will not be restated retroactively to reflect the historical financial position or results of operations of SAVB. The purchase price will be determined by adding (1) the product obtained by multiplying (a) the number of shares of SAVB common stock to be cancelled in the merger, (b) 0.2503, the exchange ratio and (c) the closing price of SCBT's common shares of the last trading day prior to the date of acquisition and (2) the amount of cash paid by SCBT for SAVB's outstanding stock options.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

        The following is a general discussion of certain material U.S. federal income tax consequences of the merger to "U.S. holders" (as defined below) of SAVB common stock that exchange their shares of SAVB common stock for shares of SCBT common stock in the merger. The following discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder and judicial and administrative authorities, rulings and decisions, all as in effect as of the date of this joint proxy statement/prospectus. These authorities may change, possibly with retroactive effect, and any such change could affect the accuracy of the statements and conclusions set forth in this discussion. This discussion does not address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to the income tax.

        The following discussion applies only to U.S. holders of shares of SAVB common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not purport to consider all aspects of U.S. federal income taxation that might be relevant to U.S. holders in light of their particular circumstances and does not apply to U.S. holders subject to special treatment under the U.S. federal income tax laws (such as, for example, dealers or brokers in securities, commodities or foreign currencies, traders in securities that elect to apply a mark-to-market method of accounting, banks and certain other financial institutions, insurance companies, mutual funds, tax-exempt organizations, holders subject to the alternative minimum tax provisions of the Code, partnerships, S corporations or other pass-through entities or investors in partnerships, S corporations or such other pass-through entities, regulated investment companies, real estate investment trusts, controlled foreign corporations, passive foreign investment companies, former citizens or residents of the United States, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders who hold shares of SAVB common stock as part of a hedge, straddle, constructive sale or conversion transaction or other integrated investment, holders who acquired SAVB common stock pursuant to the exercise of employee stock options, through a tax qualified retirement plan or otherwise as compensation, holders who exercise appraisal rights, or holders who actually or constructively own more than 5% of SAVB common stock).

        For purposes of this discussion, the term "U.S. holder" means a beneficial owner of SAVB common stock that is for U.S. federal income tax purposes (1) an individual citizen or resident of the United States, (2) a corporation, or entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) such trust has made a valid election to be treated as a U.S.

person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes, regardless of its source.

        If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds SAVB common stock, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership. Any entity treated as a partnership for U.S. federal income tax purposes that holds SAVB common stock, and any partners in such partnership, should consult their own independent tax advisors regarding the tax consequences of the merger to their specific circumstances.

        Determining the actual tax consequences of the merger to you may be complex and will depend on your specific situation and on factors that are not within our control. You should consult your own independent tax advisor as to the specific tax consequences of the merger in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign and other tax laws and of changes in those laws.

 Tax Consequences of the Merger Generally

        The parties intend for the merger to qualify as a "reorganization" for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code. It is a condition to the obligation of SCBT to complete the merger that SCBT receive an opinion from Wachtell, Lipton, Rosen & Katz, dated the closing date of the merger, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. It is a condition to the obligation of SAVB to complete the merger that SAVB receive an opinion from Alston & Bird LLP dated the closing date of the merger, to the effect that the merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. These opinions will be based on facts and representations contained in representation letters provided by SCBT and SAVB and on customary factual assumptions. Neither of the opinions described above will be binding on the Internal Revenue Service, which we refer to as the IRS, or any court. SCBT and SAVB have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations or assumptions upon which those opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected.

        Provided the merger qualifies as a "reorganization" within the meaning of Section 368(a) of the Code, upon exchanging your SAVB common stock for SCBT common stock, you generally will not recognize gain or loss, except with respect to cash received instead of fractional shares of SCBT common stock (as discussed below). The aggregate tax basis of the SCBT common stock that you receive in the merger (including any fractional shares deemed received and redeemed for cash as described below) will equal your aggregate adjusted tax basis in the shares of SAVB common stock you surrender in the merger. Your holding period for the shares of SCBT common stock that you receive in the merger (including any fractional share deemed received and redeemed for cash as described below) will include your holding period of the shares of SAVB common stock that you surrender in the merger. If you acquired different blocks of SAVB common stock at different times or at different prices, the SCBT common stock you receive will be allocated pro rata to each block of SAVB common stock, and the basis and holding period of each block of SCBT common stock you receive will be determined on a block-for-block basis depending on the basis and holding period of the blocks of SAVB common stock exchanged for such block of SCBT common stock.

Cash Instead of Fractional Shares

        If you receive cash instead of a fractional share of SCBT common stock, you will be treated as having received such fractional share of SCBT common stock pursuant to the merger and then as having sold such fractional share of SCBT common stock for cash. As a result, you generally will recognize gain or loss equal to the difference between the amount of cash received and the basis in your fractional share of SCBT common stock as set forth above. Such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such fractional share (including the holding period of shares of SAVB common stock surrendered therefor) exceeds one year. Long-term capital gains of individuals are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        If you are a non-corporate holder of SAVB common stock, you may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 28% and scheduled to increase to 31% in 2013) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you (1) furnish a correct taxpayer identification number, certify that you are not subject to backup withholding and otherwise comply with all the applicable requirements of the backup withholding rules; or (2) provide proof that you are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules are not an additional tax and will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

        This discussion of certain material U.S. federal income tax consequences is for general information purposes only and is not intended to be, and should not be construed as, tax advice. Holders of SAVB common stock are urged to consult their independent tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

DESCRIPTION OF CAPITAL STOCK OF SCBT

        As a result of the merger, SAVB shareholders who receive shares of SCBT common stock in the merger will become shareholders of SCBT. Your rights as shareholders of SCBT will be governed by South Carolina law and the articles of incorporation and the amended and restated bylaws of SCBT. The following briefly summarizes the material terms of SCBT common stock. We urge you to read the applicable provisions of the South Carolina Business Corporation Act, SCBT's articles of incorporation and bylaws and federal laws governing bank holding companies carefully and in their entirety. Copies of SCBT's and SAVB's governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see "Where You Can Find More Information."

Authorized Capital Stock

        SCBT's authorized capital stock consists of 40,000,000 shares of common stock, par value $2.50 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date, there were 15,123,734 shares of SCBT common stock outstanding, 0 shares of SCBT preferred stock outstanding and warrants to purchase 0 shares of SCBT common stock outstanding.

Common Stock

Dividend Rights

        SCBT can pay dividends if, as and when declared by SCBT's board of directors, subject to compliance with limitations imposed by law. The holders of SCBT common stock will be entitled to receive and share equally in these dividends as they may be declared by SCBT's board of directors out of funds legally available for such purpose. If SCBT issues preferred stock, the holders of such preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights

        Each holder of SCBT common stock will be entitled to one vote per share and will not have any right to cumulate votes in the election of directors. Directors will be elected by a majority of the shares actually voting on the matter at each annual meeting or special meeting called for the purpose of electing such directors. If SCBT issues preferred stock, holders of the preferred stock may also possess voting rights.

Liquidation Rights

        In the event of liquidation, dissolution or winding-up of SCBT, whether voluntary or involuntary, the holders of SCBT common stock would be entitled to receive, after payment or provision for payment of all its debts and liabilities, all of the assets of SCBT available for distribution. If preferred stock is issued, the holders thereof may have a priority over the holders of the common stock in the event of liquidation or dissolution.

Preemptive Rights

        Holders of the common stock of SCBT will not be entitled to preemptive rights with respect to any shares which may be issued. Preemptive rights are the priority right to buy additional shares if SCBT issues more shares in the future. Therefore, if additional shares are issued by SCBT without the opportunity for existing shareholders to purchase more shares, a shareholder's ownership interest in SCBT may be subject to dilution.

        For more information regarding the rights of holders of SCBT common stock, see "Comparison of Shareholders' Rights."

Preferred Stock

        SCBT's articles of incorporation permit SCBT's board of directors to issue up to 10,000,000 shares of preferred stock in one or more series, with such designations, titles, voting powers, preferences and rights and such qualifications, limitations and restrictions as may be fixed by SCBT's board of directors without any further action by SCBT shareholders. The issuance of preferred stock could adversely affect the rights of holders of common stock.

COMPARISON OF SHAREHOLDERS' RIGHTS

        If the merger is completed, holders of SAVB common stock will receive shares of SCBT common stock in exchange for their shares of SAVB common stock. SCBT is organized under the laws of the State of South Carolina and SAVB is organized under the laws of the State of Georgia. The following is a summary of the material differences between (1) the current rights of SAVB shareholders under the GBCC and SAVB's articles of incorporation and bylaws and (2) the current rights of SCBT shareholders under the BCA and SCBT's articles of incorporation and bylaws.

        SCBT and SAVB believe that this summary describes the material differences between the rights of holders of SCBT common stock as of the date of this joint proxy statement/prospectus and the rights of holders of SAVB common stock as of the date of this joint proxy statement/prospectus, however, it does not purport to be a complete description of those differences. Copies of SCBT's and SAVB's governing documents have been filed with the SEC. To find out where copies of these documents can be obtained, see "Where You Can Find More Information."

 Authorized Capital Stock

SCBT

        SCBT's articles of incorporation authorize it to issue up to 40,000,000 shares of common stock, par value $2.50 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. As of the record date, there were 15,123,734 shares of SCBT common stock outstanding, 0 shares of SCBT preferred stock outstanding and warrants to purchase 0 shares of SCBT common stock outstanding.

SAVB

        SAVB's articles of incorporation authorize it to issue up to 20,000,000 shares of common stock, par value $1.00 per share and 10,000,000 shares of preferred stock, par value $1.00 per share. As of the record date, there were 7,199,237 shares of SAVB common stock outstanding, 0 shares of SAVB preferred stock outstanding and warrants to purchase 0 shares of SAVB common stock outstanding.

Voting Limitations

SCBT

        Section 35-2-101 et seq. of the Code of Laws of South Carolina contains a control share acquisition statute that, in general terms, provides that where a shareholder acquires issued and outstanding shares of a corporation's voting stock (referred to as control shares) within one of several specified ranges (one-fifth or more but less than one-third, one-third or more but less than a majority, or a majority or more), approval of the control share acquisition by the corporation's shareholders must be obtained before the acquiring shareholder may vote the control shares. The required shareholder vote is a majority of all votes entitled to be cast, excluding "interested shares," defined as shares held by the acquiring person, officers of the corporation and employees who are also directors of the corporation. A corporation may, however, opt-out of the control share statute through a charter or bylaw provision, which SCBT has done pursuant to its bylaws. Accordingly, the South Carolina control share acquisition statute does not apply to acquisitions of shares of SCBT common stock. Although not anticipated, SCBT could seek shareholder approval of an amendment to its bylaws to eliminate the opt-out provision. See "—Amendments to Articles of Incorporation and Bylaws."

SAVB

        The GBCC does not contain a control share acquisition statute.

 Size of Board of Directors

SCBT

        SCBT's articles of incorporation currently provide that SCBT's board of directors shall consist of a maximum of twenty directors and that directors may increase membership on the board of directors up to this maximum. The provisions of SCBT's articles of incorporation concerning the size of SCBT's board of directors may only be amended or repealed by a vote of not less than 80% of the outstanding voting stock of SCBT. SCBT's board of directors currently has 16 directors.

SAVB

        SAVB's bylaws currently provide that SAVB's board of directors shall consist of between five and sixteen members, and that the actual number of directors may be fixed or changed from time to time within the aforementioned range by SAVB shareholders or by SAVB's board of directors. SAVB's board of directors currently has 14 directors.

Cumulative Voting and Election of Directors

SCBT

        SCBT shareholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, each director nominee must receive a majority of votes cast by SCBT common shareholders at each annual meeting of the shareholders, or a similar vote at any special meeting called for the purpose of electing directors.

SAVB

        SAVB shareholders do not have the right to cumulate their votes with respect to the election of directors. In order to be elected, each director nominee must receive a plurality of votes cast by SAVB common shares entitled to vote in the election of directors at each annual meeting of the shareholders, or a similar vote at any special meeting called for the purpose of electing directors.

Classes of Directors

SCBT

        SCBT's board of directors is divided into three classes, as nearly equal in number as reasonably possible, with each class of directors serving for successive three-year terms so that each year the term of only one class of directors expires.

SAVB

        SAVB's board of directors is divided into three classes, as nearly equal in number as possible, with each class of directors serving for successive three-year terms so that each year, the term of only one class of directors expires.

Removal of Directors

SCBT

        Directors may be removed, with or without cause, only by the affirmative vote of holders of 80% of SCBT's common shares. Cause shall mean fraudulent or dishonest acts or gross abuse of authority in the discharge of duties to SCBT and shall be established after written notice of specific charges and the opportunity to meet and refute such charges.

SAVB

        At any meeting of SAVB shareholders called for the purpose, the entire board of directors or any individual director may be removed from office, with or without cause, upon the affirmative vote of the holders of at least 75% of the outstanding voting shares of SAVB and the affirmative vote of the holders of at least 75% of the outstanding voting shares of SAVB other than those of which an interested shareholder is the beneficial owner. As defined in SAVB's articles of incorporation, an "interested shareholder" means any person, other than SAVB or its subsidiaries, that is (i) the beneficial owner of ten percent or more of the voting power of the outstanding voting shares of SAVB, or (ii) an affiliate of SAVB and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of SAVB.

Filling Vacancies on the Board of Directors

SCBT

        Except in the event that a director is serving at the election of the preferred shareholders, newly created directorships resulting from an increase in the number of directors and vacancies occurring in any office or directorship for any reason, including removal of an officer or director with or without cause, may be filled by the vote of a majority of the directors then in office, even if less than a quorum exists. The term of any director elected to fill a vacancy shall expire at the next meeting of shareholders at which directors are elected.

SAVB

        Vacancies occurring on SAVB's board of directors resulting from death, resignation or retirement of a director, or any other cause other than removal by the shareholders or increase in the number of directors shall be filled by the vote of a majority of the remaining directors, though less than a quorum, for the term corresponding to the unexpired term of his or her predecessor in office. Newly created directorships resulting from any increase in the authorized number of directors shall be filled by a majority vote of the remaining directors through less than a quorum, and the directors so chosen shall hold office for a term expiring at the next annual meeting of shareholders at which a successor shall be elected and shall qualify.

Special Meetings of Shareholders

SCBT

        Under SCBT's bylaws, special meetings of shareholders may be called by the President, the Chairman of the Board of Directors, a majority of SCBT's board of directors or by the holders of not less than ten percent (10%) of all SCBT common shares entitled to vote at such meeting. The place of such meetings shall be designated by the directors.

SAVB

        Under SAVB's bylaws, special meetings of shareholders may be called at any time by SAVB's board of directors, the chairman of SAVB's board of directors, SAVB's chief executive officer or president, or upon written request to the secretary of SAVB by any holder or holders of, in the aggregate, at least a majority of all issued and outstanding capital stock of SAVB. The time, place and date of such meetings must be specified in the notice of the meeting.

 Quorum

SCBT

        Under SCBT's bylaws, a majority of SCBT common shares entitled to vote shall constitute a quorum for the transaction of business at any meeting of SCBT shareholders except a special meeting called to consider a merger, consolidation or sale of substantially all of the assets of SCBT that has not been recommended by SCBT's board of directors, at which 80% of SCBT common shares entitled to vote shall be necessary to constitute a quorum. If a quorum is not present or represented at a meeting of shareholders, a meeting may be adjourned despite the absence of a quorum.

SAVB

        Under SAVB's bylaws, a majority of the outstanding shares of stock shall constitute a quorum for the transaction of business at all meetings of shareholders. A lesser number may adjourn from day to day, and shall announce the time and place to which the meeting is adjourned.

Dividends

SCBT

        Under South Carolina law, which is the law of the state where SCBT is incorporated, SCBT may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as they become due in the ordinary course of business or if its total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time the dividend was declared, to satisfy the preferential rights of any holders of SCBT preferred shares. In addition, the Federal Reserve Board has the authority to restrict dividends issued by bank holding companies, including SCBT.

SAVB

        Under Georgia law, which is the law of the state where SAVB is incorporated, SAVB may not declare a dividend if, after giving effect to such dividend, it would not be able to pay its debts as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if SAVB were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, the Federal Reserve Board has the authority to restrict dividends issued by bank holding companies, including SAVB.

Notice of Shareholder Meetings

SCBT

        SCBT's bylaws provide that SCBT must give written notice between 10 and 60 days before any shareholder meeting to each shareholder entitled to vote at such meeting and to each other shareholder entitled to notice of the meeting. The notice must state the place, date and hour of the meeting, and, in the case of a special meeting, the purpose or purposes of the meeting. Additionally, if at any meeting SCBT's bylaws are to be altered, repealed, amended, or adopted, notice of such meeting must make this clear.

SAVB

        SAVB's bylaws provide that written notice of the annual meeting of SAVB's shareholders or of a special meeting of SAVB's shareholders called by SAVB's board of directors, the chairman of SAVB's board of directors, SAVB's chief executive officer or president must state the place, day and hour of the meeting and must be given not less than 10 nor more than 60 days before the date of such meeting. Notice of a special meeting of SAVB's shareholders called by shareholders holding, in the aggregate, at least a majority of all issued and outstanding capital stock of SAVB must state the place, day and hour of the meeting and must be given in writing not less than 50 nor more than 60 days before the date of such meeting. Notice of any special meeting of SAVB's shareholders must also state the purpose or purposes for which the meeting is called. The notice of any meeting of SAVB's shareholders at which amendments to or restatements of SAVB's articles of incorporation, the merger or consolidation of SAVB, or the disposition of SAVB's corporate assets requiring shareholder approval are to be considered must state such purpose, and must further comply with all requirements of law.

Anti-Takeover Provisions and Other Shareholder Protections

SCBT

        Under SCBT's articles of incorporation, certain business combinations (for example, mergers, share exchanges, consolidations or a sale of all or substantially all of SCBT's assets) that are not recommended by SCBT's board of directors require, in addition to any vote required by law, the approval of the holders of at least 80% of the outstanding SCBT shares entitled to vote on such business combinations. In addition, if such business combination involves any SCBT shareholder owning or controlling 20% or more of the SCBT's voting stock at the time of the proposed transaction (which we refer to as a controlling party), and (1) certain fair price requirements are not satisfied or (2) the business combination is not recommended by a majority of the entire SCBT board of directors, then such business combination must be approved by at least 80% of the outstanding SCBT shares entitled to vote on such business combination and at least 67% of the outstanding SCBT shares entitled to vote on such business combination that are not held by the controlling party.

SAVB

        Under SAVB's articles of incorporation, certain business combinations (for example, a merger or consolidation with an interested shareholder, the sale of a threshold amount of SAVB's assets, the adoption of a plan of liquidation or dissolution of SAVB or a reclassification of SAVB's securities), in addition to any vote otherwise required by law or SAVB's articles of incorporation, must be (1) unanimously approved by SAVB's continuing directors, provided that the continuing directors constitute at least three members of SAVB's board of directors at the time of such approval, or (2) recommended by at least two-thirds of SAVB's continuing directors and approved by a majority of the votes entitled to be cast by holders of voting shares, other than voting shares beneficially owned by the interested shareholder, who is, or whose affiliate is, a party to the business combination. However, these voting requirements do not apply to a business combination if a number of conditions are met, as set forth in SAVB's articles of incorporation. As defined in SAVB's articles of incorporation, an "interested shareholder" means any person, other than SAVB or its subsidiaries, that is (i) the beneficial owner of ten percent or more of the voting power of the outstanding voting shares of SAVB, or (ii) an affiliate of SAVB and, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of ten percent or more of the voting power of the then outstanding voting shares of SAVB.

        Under SAVB's articles of incorporation, SAVB may not engage in certain business combinations (for example, a merger or consolidation with an interested shareholder, the sale of a threshold amount of SAVB's assets, the adoption of a plan of liquidation or dissolution of SAVB, a reclassification of SAVB's securities or the provision of any loan, advance, guarantee or pledge to an interested shareholder by SAVB) with any interested shareholder for a period of five years following the date that such shareholder became an interested shareholder unless: (1) prior to such time SAVB's Board approved either the business combination or the transaction which resulted in the shareholder becoming an interested shareholder; (2) in the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder became the beneficial owner of at least 90 percent of the voting stock of SAVB outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by certain persons or entities; or (3) subsequent to becoming an interested shareholder, such shareholder acquired additional shares resulting in the interested shareholder being the beneficial owner of at least 90 percent of the outstanding voting stock of the resident domestic corporation, excluding for purposes of determining the number of shares outstanding those shares owned by certain persons or entities.

        SAVB's articles of incorporation also provide that the requirements set forth under Sections 14-2-1111 through 14-2-1113 and 14-2-1131 through 14-2-1133 of the GBCC related to fair price requirements and business combinations with interested shareholders, respectively, are applicable to SAVB, and are in addition to and cumulative of all other requirements imposed with respect to SAVB's affairs.

Limitation of Personal Liability of Officers and Directors

SCBT

        SCBT's articles of incorporation provide for the elimination or limitation of director liability for monetary damages to the maximum extent allowed by South Carolina law.

SAVB

        SAVB's articles of incorporation provide that a director or officer of SAVB will not be personally liable to SAVB or its shareholders for monetary damages for breach of the duty of care or other duty as a director or officer, except (a) for any appropriation, in violation of duties, of any business opportunity for SAVB, (b) for acts or omissions which involve intentional misconduct or a knowing violation of law, (c) for any type of liability for unlawful distributions as set forth in Section 14-2-832 of the GBCC, or (d) for any transaction from which the director or officer derived any improper personal benefit. Any amendments to the GBCC enacted after the date that SAVB's bylaws were adopted that further eliminate or limit the personal liability of directors will eliminate or limit, to the fullest extent permitted by the GBCC, as amended, the personal liability of directors and officers of SAVB.

Indemnification of Directors and Officers and Insurance

SCBT

        SCBT's bylaws provide for the indemnification of any current and former directors to the fullest extent authorized by law. SCBT may advance reasonable expenses to directors, provided that if required by law, such advancement of expenses shall only be made if the director seeking such advancement provides SCBT with a written affirmation of his or her good faith belief that he or she met the standard of conduct required by law and a written undertaking to repay the advance if it is ultimately determined that he or she did not meet that standard of conduct. SCBT's bylaws further provide that SCBT may, to the extent authorized from time to time by SCBT's board of directors, grant rights of indemnification and to the advancement of expenses to any officer, employee or agent of the SCBT consistent with the other provisions of SCBT's bylaws concerning the indemnification and advancement of expenses to SCBT directors.

        SCBT's bylaws provide that SCBT may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of SCBT or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not SCBT would have the power to indemnify such person against such expense, liability or loss under applicable law.

SAVB

        SAVB's bylaws provide for the indemnification of any current or former director, officer, employee or agent of SAVB as authorized under the applicable provisions of the GBCC. SAVB's bylaws provide that expenses incurred by any persons who are, were, or are threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether formal or informal, by reason of the fact that he or she is or was a director, officer, employee or agent of SAVB, or was serving at the request of SAVB as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, may be paid by SAVB in advance of the final disposition of such action, suit or proceeding as authorized by SAVB's board of directors upon an undertaking by or on behalf of the director, officer, employee or agent to repay such amount if it is ultimately determined he or she is not entitled to be indemnified by SAVB.

        SAVB's bylaws further provide that the indemnification rights provided in SAVB's bylaws are not deemed to be exclusive of any other rights, in respect of indemnification or otherwise, to which those seeking indemnification may be entitled under any bylaw or resolution approved by the affirmative vote of the holders of a majority of the shares entitled to vote thereon taken at a meeting the notice of which specified that such bylaw or resolution would be placed before shareholders, both as to action by a director, officer, employee or agent of SAVB in his or her official capacity and as to action in another capacity while holding such office or position, provided such indemnification does not exceed the powers of indemnification permitted under the provisions of the GBCC, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

        Under the GBCC, SAVB may purchase and maintain insurance on behalf of an individual who is a director, officer, employee, or agent of SAVB or who, while a director, officer, employee, or agent of SAVB, serves at SAVB's request as a director, officer, partner, trustee, employee, or agent of another domestic or foreign corporation, partnership, joint venture, trust, employee benefit plan, or other entity against liability asserted against or incurred by him or her in that capacity or arising from his or her status as a director, officer, employee, or agent, whether or not SAVB would have power to indemnify or advance expenses to him or her against the same liability under the applicable provisions of the GBCC.

Amendments to Articles of Incorporation and Bylaws

SCBT

        The BCA provides that SCBT's articles of incorporation generally may be amended upon approval by the board of directors and the holders of two-thirds of the SCBT outstanding shares entitled to vote. Pursuant to SCBT's articles of incorporation, however, the amendment of certain provisions of the articles of incorporation requires the vote of the holders of at least 80% of the SCBT's outstanding shares. These include provisions relating to issuing SCBT's capital stock; the approval of certain business combinations not approved by SCBT's board of directors; the number, classification, election and removal of directors and amendments to SCBT's bylaws.

        SCBT's bylaws may be amended either by a majority of the entire SCBT board of directors or by a vote of the holders of at least 80% of SCBT's outstanding shares entitled to vote.

SAVB

        The GBCC provides that SAVB's board of directors may adopt certain amendments to SAVB's articles of incorporation without shareholder action. However, generally, the GBCC provides that SAVB's articles of incorporation may be amended upon approval by a majority of the votes entitled to be cast on the amendment by each voting group entitled to vote on the amendment, unless the GBCC,

SAVB's articles of incorporation or SAVB's board of directors require a greater vote. Pursuant to SAVB's articles of incorporation, the amendment of Articles VIII and IX of SAVB's articles of incorporation, which relate to business combinations with interested shareholders, requires, only if such amendment has not been unanimously recommended to SAVB's shareholders by SAVB's continuing directors then in office, both the affirmative vote of the holders of at least 75% of the outstanding voting shares of SAVB and the affirmative vote of the holders of at least 75% of the outstanding voting shares of SAVB other than those of which an interested shareholder is a beneficial owner, in addition to any affirmative vote required by law or SAVB's articles of incorporation with respect to any other shares of SAVB's capital stock. Further, Article X, which relates to the applicability of Article 11, Parts 2 and 3 of the GBCC, may only be repealed by both the affirmative vote of at least two-thirds of the continuing directors and a majority of the votes entitled to be cast by voting shares of SAVB, other than shares beneficially owned by any interested shareholder, in addition to any vote required by SAVB's articles of incorporation.

        SAVB's bylaws provide that such bylaws may be amended by SAVB's shareholders at any annual or special meeting of shareholders or by SAVB's board of directors at any regular or special meeting of the board of directors. Action by SAVB's shareholders with respect to SAVB's bylaws may be taken by the affirmative vote of a majority of all shares entitled to elect directors, and action by SAVB's board of directors with respect to SAVB's bylaws may be taken by the affirmative vote of a majority of all directors then holding office.

Action by Written Consent of the Shareholders

SCBT

        Under SCBT's bylaws, SCBT shareholders may act without a shareholder meeting by written consent. Such written consent must set forth the action so taken and be signed by the holders of all SCBT's outstanding shares entitled to vote upon such action or their attorneys-in-fact or proxy holders.

SAVB

        Under SAVB's bylaws, SAVB shareholders may act without a shareholder meeting by written consent. Such written consent must set forth the action so taken and be signed by all of SAVB's shareholders entitled to vote with respect to the subject matter thereof and any further requirements of law pertaining to such consents have been complied with.

Shareholder Rights Plan

        Neither SCBT nor SAVB currently has a shareholder rights plan in effect.

Rights of Dissenting Shareholders

SCBT

        The dissenters' rights of SCBT shareholders are governed in accordance with the BCA. Under South Carolina law, a dissenting or objecting shareholder has the right to demand and receive payment of the fair value of the shareholder's shares in the event of (1) the consummation of a plan of merger if shareholder approval is required and the shareholder is entitled to vote on the plan, or if the corporation to be merged is a subsidiary that is merged with its parent; (2) the consummation of a plan of share exchange if the shareholder is entitled to vote on the plan; (3) the consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the ordinary course of business if the shareholder is entitled to vote on the sale or exchange; (4) an amendment to the corporation's articles of incorporation in a way that materially and adversely affects the shareholder's rights; (5) in certain circumstances, the conversion of a corporation into a limited liability company or a partnership; or (6) a transaction, to the extent the corporation's articles of incorporation, bylaws or a resolution of the corporation's board of directors provides for dissenters' rights relating to such a transaction.

        The BCA provides that a shareholder may not demand the fair value of the shareholder's shares and is bound by the terms of the transaction if, among other things, the shares are listed on a national securities exchange on the record date for determining shareholders entitled to vote on the matter. Shares of SCBT common stock are currently listed on the NASDAQ Global Select Market, a national securities exchange.

SAVB

        The dissenters' rights of SAVB shareholders are governed in accordance with the GBCC. Under the GBCC, a record shareholder of a Georgia corporation is entitled to dissent from, and obtain payment of the fair value of his or her shares in the event of any of the following corporate actions: (1) the consummation of a plan of merger to which the corporation is party if shareholder approval is required and the shareholder is entitled to vote on the merger (subject to certain exceptions), or if the corporation is a subsidiary that is merged with its parent; (2) the consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan; (3) the consummation of a sale or exchange of all or substantially all of the property of the corporation if a shareholder vote is required on the sale or exchange (subject to certain exceptions); (4) an amendment to the corporation's articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash; (5) any corporate action taken pursuant to a shareholder vote to the extent that Article 9 of the GBCC, the corporation's articles of incorporation or bylaws or a resolution of the corporation's board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or (6) a transaction, to the extent the corporation's articles of incorporation, bylaws or a resolution of the corporation's board of directors provides for dissenters' rights relating to such a transaction.

        The GBCC further provides that there is no right of dissent in favor of the holders of shares listed on a national securities that are required, under a plan of merger, to accept, in exchange for their shares, only shares of the surviving corporation that are listed on a national securities exchange. SAVB common stock is listed on the NASDAQ Global Market and SCBT common stock is listed on the NASDAQ Global Select Market, both of which are national securities exchanges.

 COMPARATIVE MARKET PRICES AND DIVIDENDS

        SCBT common stock is listed on the NASDAQ Global Select Market under the symbol "SCBT," and SAVB common stock is quoted on the NASDAQ Global Market under the symbol "SAVB." The following table sets forth the high and low reported intra-day sales prices per share of SCBT common stock and SAVB common stock, and the cash dividends declared per share for the periods indicated.

	SCBT Common Stock			SAVB Common Stock
	High	Low	Dividend	High	Low	Dividend
2009
First Quarter	34.37	16.53	0.17	10.35	5.59	0.125
Second Quarter	26.76	19.68	0.17	11.00	6.50	0.02
Third Quarter	28.83	20.58	0.17	8.50	6.65	0.02
Fourth Quarter	28.36	25.14	0.17	9.30	7.00	0.02
2010
First Quarter	38.78	27.59	0.17	11.09	7.50	0.02
Second Quarter	41.03	32.78	0.17	12.20	9.00	0.00
Third Quarter	35.36	28.28	0.17	10.15	8.86	0.00
Fourth Quarter	32.86	29.84	0.17	9.25	6.80	0.00
2011
First Quarter	34.00	30.10	0.17	8.00	6.82	0.00
Second Quarter	36.18	27.10	0.17	8.18	7.16	0.00
Third Quarter	31.00	24.54	0.17	7.96	5.81	0.00
Fourth Quarter	30.82	24.02	0.17	7.23	4.22	0.00
2012
First Quarter	33.81	29.16	0.17	5.88	4.71	0.00
Second Quarter	35.88	30.27	0.17	5.29	3.61	0.00
Third Quarter	42.13	34.30	0.17	10.33	4.80	0.00
Fourth Quarter (through October 24, 2012)	41.70	38.39	—	10.30	9.44	—

        On August 7, 2012, the last full trading day before the public announcement of the merger agreement, the high and low sales prices of shares of SCBT common stock as reported on the NASDAQ Global Select Market were $37.39 and $37.02, respectively. On October 24, 2012, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low sales prices of shares of SCBT common stock as reported on the NASDAQ Global Select Market were $39.65 and $38.54, respectively.

        On August 7, 2012, the last full trading day before the public announcement of the merger agreement, the high and low bid prices of shares of SAVB common stock as reported on the NASDAQ Global Market were $5.69 and $5.55 respectively. On October 24, 2012, the last practicable trading day before the date of this joint proxy statement/prospectus, the high and low bid prices of shares of SAVB common stock as reported on the NASDAQ Global Market were $9.70 and $9.50, respectively.

        As of October 24, 2012, the last date prior to printing this joint proxy statement/prospectus for which it was practicable to obtain this information for SCBT and SAVB, respectively, there were approximately 6,510 registered holders of SCBT common stock and approximately 1,600 registered holders of SAVB common stock.

        SAVB shareholders are advised to obtain current market quotations for SCBT common stock and SAVB common stock. The market price of SCBT common stock and SAVB common stock will fluctuate between the date of this joint proxy statement/prospectus and the date of completion of the merger. No assurance can be given concerning the market price of SCBT common stock or SAVB common stock before or after the effective date of the merger. Changes in the market price of SCBT common stock prior to the completion of the merger will affect the market value of the merger consideration that SAVB shareholders will receive upon completion of the merger.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SAVB

        The following table sets forth, as of September 30, 2012, except as noted below, the number of shares and percentage of the outstanding SAVB common stock beneficially owned by each of SAVB's directors and executive officers and by all executive officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership		Percent of Class(1)
Non-Director Five Percent Beneficial Owners
Wellington Management	665,464	(2)	9.24
Directors
Francis A. Brown	19,375	(3)	0.27
Russell W. Carpenter	71,179	(4)	0.99
Clifford H. Dales	14,529	(5)	0.20
Robert H. Demere, Jr.	338,906	(6)	4.71
Berryman W. Edwards, Jr.	20,470	(7)	0.28
L. Carlton Gill	115,331	(8)	1.60
John C. Helmken II	59,851	(9)	0.83
Jerry O'Dell Keith	19,898	(10)	0.28
J. Curtis Lewis III	358,909	(11)	4.98
Aaron M. Levy	73,594	(12)	1.02
M. Lane Morrison	84,404	(13)	1.17
James Toby Roberts, Sr.	98,604	(14)	1.37
James W. Royal, Sr.	90,810	(15)	1.26
Executives
Michael W. Harden	3,669	(16)	0.05
Holden T. Hayes	7,036	(17)	0.10
R. Stephen Stramm	34,741	(18)	0.48
All Executive Officers and Directors as a Group (16 persons)	1,411,306		19.29

(1)
Pursuant to the rules of the SEC, shares of SAVB's common stock that a beneficial owner has the right to acquire within 60 days pursuant to the exercise of stock options are deemed to be outstanding for purposes of computing the percentage of ownership of the option holder, but not for the purpose of computing the percentage of ownership of any other person.

(2)
Beneficial ownership of Wellington Management Company, LLP is based upon its and its affiliates' Schedule 13F filings with the SEC as of June 30, 2012.

(3)
Includes 825 shares subject to currently exercisable options.

(4)
Includes 2,711 shares subject to currently exercisable options.

(5)
Includes 6,776 shares held in Mr. Dales' IRA/401(k) and 3,531 shares subject to currently exercisable options.

(6)
Includes 3,118 shares held by Mr. Demere's IRA, 312 shares owned by Mr. Demere's wife, 5,296 shares owned by immediate family members, and 3,381 shares subject to currently exercisable options, and 208,781 shares owned beneficially and of record by Colonial Group, Inc. Mr. Demere is President of Colonial Group, Inc. and therefore may be deemed to have shared voting and investment power over the SAVB shares owned by Colonial Group, Inc. Mr. Demere disclaims beneficial ownership of such shares.

(7)
Includes 1,895 shares subject to currently exercisable options and 3,800 shares pledged as collateral for two loans.

(8)
Includes 104,878 shares held jointly with Mr. Gill's wife, 5,146 shares held in Mr. Gill's IRA, 2,788 shares held in Mr. Gill's wife's IRA and 2,519 subject to currently exercisable options.

(9)
Includes 23,682 shares held in Mr. Helmken's 401(k) and 20,540 shares subject to currently exercisable options.

(10)
Includes 9,805 shares held in Mr. Keith's 401(k), 7,656 shares subject to currently exercisable options, and 609 shares of restricted stock.

(11)
Includes 18,430 shares held by Mr. Lewis' IRA and money purchase retirement plan, 65,533 shares owned by immediate family members, 5,451 shares subject to currently exercisable options, and 193,547 shares owned beneficially and of record by Lewis Broadcasting Corporation. Mr. Lewis is President of Lewis Broadcasting Corporation and therefore may be deemed to have shared voting and investment power over the SAVB shares owned by Lewis Broadcasting Corporation. Mr. Lewis disclaims beneficial ownership of such shares.

(12)
Includes 10,526 held in Mr. Levy's IRA, 10,930 owned by Mr. Levy's wife, 10,526 shares held in Mr. Levy's wife's IRA and 2,259 shares subject to currently exercisable options.

(13)
Includes 11,796 shares held by Mr. Morrison's IRA, 20,466 shares owned by Mr. Morrison's wife, 24,954 shares in trust for Mr. Morrison's benefit and 2,093 shares subject to currently exercisable options.

(14)
Includes 14,514 shares held by Mr. Roberts' IRA, 347 shares held in Mr. Roberts' mother's estate, 1,512 shares held in trust, 4,582 held in Mr. Roberts' 401(k) and 3,071 shares subject to currently exercisable options.

(15)
Includes 5,326 shares held in Mr. Royal's IRA and 3,672 shares subject to currently exercisable options.

(16)
Includes 187 shares of restricted stock and 1,775 shares held by Mr. Harden's 401(k).

(17)
Includes 724 shares held by Mr. Hayes' IRA, 561 shares held by Mr. Hayes' wife's IRA, 141 shares held in trust for the benefit of Mr. Hayes' children, and 2,610 shares held by Mr. Hayes' 401(k), and 3,000 shares subject to options that are exercisable within sixty (60) days.

(18)
Includes 16,160 shares held in Mr. Stramm's 401(k) and 5,625 shares subject to currently exercisable options.

 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF SCBT

        The following table sets forth, as of September 30, 2012, the number of shares and percentage of the outstanding SCBT common stock beneficially owned by each of SCBT's directors and executive officers and by all executive officers and directors as a group.

Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent of Class(2)
Non-Director Five Percent Beneficial Owners
Wellington Management(3)	1,157,956	7.66%
Blackrock, Inc.(3)	856,492	5.67%
Directors
Jimmy E. Addison	8,731	0.1%
Luther J. Battiste, III	9,875	0.1%
M. Oswald Fogle	34,814	0.2%
Herbert G. Gray	9,957	0.1%
Cynthia A. Hartley	3,088	0.0%
Robert R. Hill, Jr.(5)(7)	143,768	1.0%
Robert R. Horger(4)(5)(7)	91,074	0.6%
Harry M. Mims, Jr.	47,001	0.3%
Ralph W. Norman, Jr.	15,618	0.1%
Alton C. Phillips	22,821	0.2%
James W. Roquemore(4)(6)	40,655	0.3%
Thomas E. Suggs	12,953	0.1%
Kevin P. Walker	5,984	0.0%
John W. Williamson, III	77,230	0.5%
Executives/Officers
Renee R. Brooks(5)(7)	10,047	0.1%
Joseph E. Burns(5)(6)(7)	57,815	0.4%
Richard C. Mathis(5)(7)	43,263	0.3%
John C. Pollok(4)(5)(7)	90,681	0.6%
Keith S. Rainwater(7)	2,679	0.0%
John F. Windley(5)(7)	40,793	0.3%
All Executive Officers and Directors as a Group (20 persons)	768,847	5.1%

(1)
As reported to SCBT Financial Corporation by the directors and executive officers as of September 30, 2012.

(2)
Based on the number of shares acquirable by director and executive officers through vested stock options within 60 days of September 7, 2012.

(3)
Beneficial ownership of Wellington Management Company, LLP and Blackrock, Inc. is based upon such entity's and its affiliates' Schedule 13F filings with the SEC as of June 30, 2012.

(4)
Excludes shares owned by or for the benefit of family members of the following directors and executive officers, each of whom disclaims beneficial ownership of such shares: Mr. Horger, 377 shares, Mr. Pollok, 649 shares and Mr. Roquemore, 5,037 shares; and all directors and executive officers as a group, 6,063 shares.

(5)
Includes shares held as of December 31, 2011 by SCBT Financial Corporation under SCBT Financial Corporation's 401(K) Employee Savings Plan, as follows: Mr. Burns, 3,357; Mr. Hill, 10,382; Mr. Horger, 1,703 shares; Mr. Pollok, 6,178 shares; Mr. Windley, 1,963 shares; and all directors and executive officers as a group, 30,415 shares.

(6)
For Mr. Roquemore, includes 9,426 shares owned by Patten Seed Company, of which Mr. Roquemore is a 29% owner and management affiliate. For Mr. Burns, includes 2,137 shares owned by J.E. Burns Holdings, Inc., of which Mr. Burns is an 86% owner and has the ability to direct the voting and disposition of the shares.

(7)
Includes unvested shares of restricted stock, as to which the executive officers have full voting privileges. The shares are as follows: Mr. Burns, 17,592; Mr. Hill, 42,693 shares; Mr. Horger, 5,893 shares; Mr. Pollok, 34,310 shares; Mr. Windley, 7,853 shares; and all directors and executive officers as a group, 125,940 shares.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF SAVB AS OF AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011 AND FOR THE SIX MONTHS ENDED JUNE 30, 2012

        Certain of the information contained within this "SAVB's Management's Discussion and Analysis of Financial Condition and Results of Operations" section has been derived or excepted from SAVB's Annual Report on Form 10-K for the year ended December 31, 2011, filed with the SEC on March 30, 2012, and SAVB's Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, filed with the SEC on August 14, 2012. The following discussion should be read in conjunction with the "Selected Financial Information" and the consolidated historical and pro forma financial statements and the related notes thereto included in this prospectus. In addition to historical information, this discussion contains forward-looking statements that involve risks, uncertainties and assumptions that could cause actual results to differ materially from management's expectations. Factors that could cause such differences are discussed in "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors." SAVB assumes no obligation to update any of these forward-looking statements.

 Overview

        The objective of the following discussion is to provide supplemental information that sets forth the major factors that have affected SAVB's financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. These discussions should facilitate a better understanding of the major factors and trends that affect SAVB's earnings performance and financial condition during the three and six month periods ended June 30, 2012 and 2011 and for the years ended December 31, 2011, 2010 and 2009.

        The averages used in this discussion for the years ended December 31, 2011, 2010 and 2009 are the averages of daily balances for each respective period. See Tables 12 and 13 for average balances and interest rates presented on an annual basis. Certain prior year balances have been reclassified to conform to the current year presentation. The averages used in this discussion for the three and six month periods ended June 30, 2012 and 2011 are based on the sum of the daily balances for each respective period divided by the number of days in the reporting period.

        SAVB is headquartered in Savannah, Georgia and, as of June 30, 2012, had eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Tybee Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina. SAVB also has mortgage lending offices in Savannah and Richmond Hill and an investment management office in Savannah.

        SAVB's wholly-owned subsidiaries include The Savannah Bank, Bryan Bank, Minis and SAVB Holdings, LLC. Minis is a registered investment advisory firm and SAVB Holdings was formed for the purpose of holding problem loans and other real estate owned, or OREO.

        The Savannah Bank and Bryan Bank are located in the relatively diverse and growing Savannah Metropolitan Statistical Area, or the Savannah MSA. The diversity of major employers includes manufacturing, port related transportation, construction, military, healthcare, tourism, education, warehousing and the supporting services and products for each of these major employers. The real estate market is experiencing moderate government growth and very minimal commercial and residential growth. Coastal Georgia and South Carolina continue to be desired retiree residential destinations as well as travel destinations. The Savannah MSA and Coastal South Carolina markets have both experienced significant devaluation in real estate prices.

        The primary strategic objectives of SAVB are enhancing credit quality and capital ratios as well as growth in loans, deposits, assets under management, product lines and service quality in existing markets, which result in enhanced shareholder value.

 Recent Developments

Proposed Merger

        As disclosed elsewhere in this prospectus, on August 7, 2012, SAVB entered into the merger agreement with SCBT. The merger agreement provides that, subject to the terms and conditions set forth in the merger agreement, SAVB will merge with and into SCBT, with SCBT continuing as the surviving corporation. Immediately following the closing of the merger, The Savannah Bank and Bryan Bank will merge with and into SCBT's wholly owned bank subsidiary, with SCBT's bank subsidiary continuing as the surviving bank. In the merger, each outstanding share of SAVB common stock will be converted into the right to receive 0.2503 shares of common stock of SCBT common stock. For further information, see "The Merger" and "The Merger Agreement."

Deferred Tax Assets

        As a result of entering into the merger agreement, and thus contractually agreeing to forego certain other strategic initiatives that SAVB had previously intended to pursue, the positive evidence considered in support of SAVB's use of forecasted future earnings as a source of realizing deferred tax assets became insufficient to overcome the negative evidence associated with its pre-tax cumulative loss position. In assessing the need for a valuation allowance, SAVB considered all available evidence about the realization of deferred tax assets, both positive and negative, that could be objectively verified. Accordingly, SAVB presently expects to record a valuation allowance against its deferred tax assets in the range of $12 to $13 million during the quarter ending September 30, 2012. The valuation allowance is not reflected in SAVB's consolidated financial statements for the quarter ended June 30, 2012, because, while SAVB's entrance into the merger agreement is a subsequent event for purposes of the quarter ended June 30, 2012, the conditions that SAVB considered in determining to record a valuation allowance were not present at any time during the quarter ended June 30, 2012.

        As a result, SAVB will record the allowance against its deferred tax asset through income tax expense, which will reduce net income on the statement of operations and reduce shareholder's equity by the same amount. However, this should not have a material effect on the regulatory capital ratios of SAVB or its subsidiaries, in that a significant portion of this deferred tax asset was already disallowed for regulatory capital purposes.

        In connection with the other strategic initiatives that SAVB was pursuing up to and until the time that SAVB entered into the merger agreement, SAVB prepaid total expenses of approximately $850,000. As a result of entering into the merger agreement, SAVB will expense these amounts during the quarter ending September 30, 2012.

        Please see Note 8 to SAVB's consolidated financial statements for the period ending June 30, 2012 for additional discussion of the deferred tax assets.

Regulatory Developments

        On October 5, 2011, The Savannah Bank entered into a formal agreement with its primary regulator, the OCC. The agreement is based on the findings of the OCC during their on-site examination of The Savannah Bank during March 2011, based on its financial condition as of December 31, 2010. The agreement seeks to enhance The Savannah Bank's existing practices and procedures in the areas of credit risk management, credit quality, strategic planning, capital planning and liquidity risk management. Specifically, under the terms of the agreement, The Savannah Bank is required to (i) protect its interest in assets criticized by regulators and auditors and adopt, implement and adhere to a written program that is effective in eliminating the basis of such criticized assets; (ii) develop, implement, and adhere to a written program to reduce the high level of credit risk; (iii) develop, implement and adhere to a written strategic plan, which shall cover at least three years and should include establishing objectives for its overall risk profile, earnings performance, growth expectation, balance sheet mix, off-balance sheet activities, liability structure, capital adequacy, reduction in the volume of nonperforming assets, product line development and market segment; (iv) develop, implement and adhere to a three year capital program; (v) obtain prior written determination of no supervisory objection from the OCC before accepting, renewing, or rolling over brokered deposits, except for a Brokered Money Market Account limit of $35,000,000; and (vi) submit periodic reports to the OCC regarding various aspects of the foregoing actions.

        The agreement requires the establishment of certain plans and programs within various specific time periods. If The Savannah Bank does not satisfy and adhere to each of the requirements listed above, it will not be in compliance with the agreement. Failure to comply with the Agreement could result in additional enforcement actions. The Savannah Bank's board of directors has created a Compliance Committee to ensure that all of the requirements noted in the agreement are being addressed in a timely and effective manner. The Savannah Bank was in compliance with the terms of the agreement as of June 30, 2012 and December 31, 2011.

        In addition to the requirements in the agreement, The Savannah Bank has agreed with the OCC to maintain a total risk-based capital ratio of at least 12.00 percent and a leverage ratio of at least 8.00 percent. As of June 30, 2012 and December 31, 2011, The Savannah Bank's capital ratios exceed these requirements.

Bryan Bank & Trust

        On March 1, 2012, Bryan Bank entered into a consent order with FDIC and the Georgia DBF. The order is based on the findings of the FDIC during their on-site examination of Bryan Bank for the examination period ended March 31, 2011. The order requires that Bryan Bank implement a number of actions including developing a written analysis and assessment of its management and staffing needs for the purpose of providing qualified management, eliminating from its books, by charge-off or collection, all assets or portions of assets classified "loss" and 50% of those classified "doubtful," developing a written plan to reduce the remaining assets that are classified in the last regulatory exam or any future regulatory exam, implementing a written plan to improve liquidity, contingency funding, interest rate risk, and asset liability management, reviewing the adequacy of the allowance for loan losses and establishing a comprehensive written policy for determining the adequacy of its allowance for loan losses, performing a risk segmentation analysis and developing a plan for reducing and monitoring its credit concentrations, specifically including its commercial real estate loan concentrations, reviewing, revising, adopting, and implementing its written lending and collection policy to provide effective guidance and control over its lending and credit administration functions, developing a written policy for managing Bryan Bank's other real estate and implementing a plan and comprehensive budget for all categories of income and expense for the year ending 2012. The order further requires that Bryan Bank (i) must have Tier 1 capital equal to or greater than 8.00 percent of its total assets, and total risk-based capital equal to or greater than 10.00 percent of total risk-weighted assets within 90 days of the effective date of the order, (ii) cannot declare or pay dividends, pay bonuses, or pay any form of payment outside the ordinary course of business resulting in a reduction of capital without the prior written approval of the supervisory authorities and (iii) may not accept, renew, or rollover any brokered deposits unless it is in compliance with the requirements of the FDIC regulations governing brokered deposits.

        Under the order, Bryan Bank's board of directors has also agreed to increase its participation in the affairs of the bank, including assuming full responsibility for the approval of policies and objectives for the supervision of all of its activities. Pursuant to the order, within 30 days Bryan Bank will establish a board of directors committee to monitor and coordinate compliance with the order.

        The order does not affect Bryan Bank's ability to continue to conduct its banking business with customers in a normal fashion. Bank products and services, hours of operation, Internet banking and ATM usage will all be unaffected, and its deposits will remain insured by the FDIC to the maximum amount allowed by law.

        The order will remain in effect until modified or terminated by the supervisory authorities. If Bryan Bank does not satisfy and adhere to each of the requirements listed above, it will not be in compliance with the order. Failure to comply with the order could result in additional enforcement actions.

 Second Quarter Financial Highlights

Table 1—Selected Second Quarter Financial Condition Highlights

Balance Sheet Data at June 30

($ in thousands, except share data) (Unaudited)	2012	2011	% Change
Total assets	$952,221	$1,002,254	(5.0)
Interest-earning assets(a)	889,197	910,717	(2.4)
Loans	725,345	807,533	(10)
Other real estate owned	16,335	12,125	35
Deposits	817,966	857,482	(4.6)
Interest-bearing liabilities	736,668	817,675	(9.9)
Shareholders' equity	83,714	85,134	(1.7)
Loan to deposit ratio	88.68%	94.17%	(5.8)
Equity to assets	8.79%	8.49%	3.5
Tier 1 capital to risk-weighted assets	11.86%	11.09%	6.9
Total capital to risk-weighted assets	13.14%	12.37%	6.2
Outstanding shares	7,199	7,199	0.0
Book value per share	$11.63	$11.83	(1.7)
Tangible book value per share	$11.15	$11.32	(1.5)
Market value per share	$4.85	$7.41	(35)
Loan Quality Data
Nonaccruing loans	$29,417	$39,160	(25)
Loans past due 90 days—accruing	161	150	7.3
Net charge-offs	6,421	7,487	(14)
Allowance for loan losses	22,776	23,523	(3.2)
Allowance for loan losses to total loans	3.14%	2.91%	7.9
Nonperforming assets to total assets	4.82%	5.13%	(6.0)
Performance Data for the Second Quarter
Net income (loss)	$416	$(1,492)	128
Return on average assets	0.17%	(0.59)%	129
Return on average equity	1.96%	(6.96)%	128
Net interest margin	3.91%	3.91%	0.0
Efficiency ratio	69.13%	66.18%	4.5
Per share data:
Net income (loss)—basic	$0.06	$(0.21)	129
Net income (loss)—diluted	$0.06	$(0.21)	129
Average shares (000s):
Basic	7,199	7,199	0.0
Diluted	7,199	7,199	0.0
Performance Data for the First Six Months
Net loss	$(615)	$(1,366)	55
Return on average assets	(0.13)%	(0.27)%	52
Return on average equity	(1.47)%	(3.18)%	54
Net interest margin	3.91%	3.82%	2.4
Efficiency ratio	70.20%	62.34%	13
Per share data:
Net loss—basic	$(0.08)	$(0.19)	58
Net loss—diluted	$(0.08)	$(0.19)	58
Average shares (000s):
Basic	7,199	7,199	0.0
Diluted	7,199	7,199	0.0

(a)
Interest-earnings assets do not include the unrealized gain/loss on available for sale investment securities.

 Selected Five Year Financial Highlights

Table 2—Selected Financial Condition Highlights—Five-Year Comparison

($ in thousands, except share data)	2011	2010	2009	2008	2007
Selected Average Balances
Total assets	$1,012,451	$1,078,464	$1,018,470	$960,260	$869,026
Interest-earning assets(a)	918,054	979,436	935,617	898,295	830,900
Loans, net of unearned fees(b)	765,641	810,484	841,033	821,673	754,490
Securities	107,066	111,753	81,282	62,019	58,910
Other interest-earning assets	45,347	57,199	13,302	14,603	17,500
Interest-bearing deposits	774,758	840,077	777,763	701,045	628,310
Borrowed funds	51,609	62,140	71,967	88,553	70,939
Total interest-bearing liabilities	826,367	902,217	849,730	789,598	699,249
Noninterest-bearing deposits	95,468	86,458	82,406	83,678	91,367
Total deposits	870,226	926,535	860,169	784,723	719,677
Shareholders' equity	86,695	84,319	79,804	78,998	71,516
Loan to deposit ratio—average	88%	87%	98%	105%	105%
Selected Financial Data at Year-End
Total assets	$985,235	$1,066,930	$1,050,508	$1,007,284	$932,459
Interest-earning assets(a)	889,026	971,653	959,219	931,448	878,992
Loans, net of unearned fees	759,678	826,562	883,886	864,974	808,651
Deposits	846,929	923,745	884,569	832,015	764,218
Interest-bearing liabilities	789,918	881,599	883,527	837,558	759,597
Shareholders' equity	84,130	85,803	79,026	80,932	76,272
Loan to deposit ratio	90%	89%	100%	104%	106%
Shareholders' equity to total assets	8.54%	8.04%	7.52%	8.03%	8.18%
Dividend payout ratio	NM	NM	118.19%	49.38%	36.73%
Risk-based capital ratios:
Tier 1 capital to risk-weighted assets	11.36%	11.13%	10.30%	10.28%	10.49%
Total capital to risk-weighted assets	12.63%	12.40%	11.56%	11.54%	11.74%
Loan Quality Data
Nonperforming assets	$55,213	$49,099	$42,444	$35,703	$19,535
Nonperforming loans	34,881	35,900	34,115	27,603	17,424
Nonaccruing loans	34,668	32,836	32,545	26,277	14,663
Loans past due 90 days—accruing	213	3,064	1,570	1,326	2,761
Net charge-offs	18,468	18,348	8,687	5,564	765
Allowance for loan losses	21,917	20,350	17,678	13,300	12,864
Allowance for loan losses to total loans	2.89%	2.46%	2.00%	1.54%	1.59%
Nonperforming loans to loans	4.59%	4.34%	3.86%	3.19%	2.15%
Nonperforming assets to total assets	5.60%	4.60%	4.04%	3.54%	2.09%
Net charge-offs to average loans	2.41%	2.26%	1.03%	0.68%	0.10%
Per Share Data at Year-End
Book value	$11.69	$11.92	$13.32	$13.64	$12.88
Tangible book value	$11.19	$11.39	$12.90	$13.19	$12.40
Common stock closing price (NASDAQ)	$4.95	$7.00	$8.00	$8.85	$17.14
Common shares outstanding (000s)	7,199	7,200	5,932	5,934	5,924

(a)
Interest-earning assets do not include the unrealized gain/loss on available for sale investment securities.

(b)
Average nonaccruing loans have been excluded from total average loans.

 Table 3—Selected Operating Highlights—Five-Year Comparison

($ in thousands, except share data)	2011	2010	2009	2008	2007
Summary of operations
Interest income—taxable equivalent	$45,095	$47,961	$50,595	$56,714	$63,414
Interest expense	9,488	14,362	18,258	24,439	30,282

Net interest income—taxable equivalent	35,607	33,599	32,337	32,275	33,132
Taxable equivalent adjustment	(32)	(32)	(32)	(32)	(156)

Net interest income	35,575	33,567	32,305	32,243	32,976
Provision for loan losses	20,035	21,020	13,065	6,000	4,675

Net interest income after provision for loan losses	15,540	12,547	19,240	26,243	28,301

Noninterest income
Trust and asset management fees	2,646	2,599	2,351	2,832	1,513
Service charges on deposits accounts	1,458	1,788	1,809	1,881	1,383
Mortgage related income, net	183	398	432	295	615
Gain on sale of securities	763	608	2,119	163	—
Gain (loss) on hedges	(1)	2	873	1,288	—
Other operating income	1,597	1,916	1,238	1,216	1,242

Total noninterest income	6,646	7,311	8,822	7,675	4,753

Noninterest expense
Salaries and employee benefits	11,282	11,948	12,146	13,584	11,846
Occupancy and equipment	3,683	3,945	3,716	3,884	3,294
Information technology	1,708	2,101	1,810	1,633	1,616
Loan collection and OREO expense	1,500	815	848	396	56
FDIC deposit insurance	1,303	1,688	1,886	653	251
Amortization of intangibles	224	171	144	144	48
Loss on sales and write-downs of foreclosed assets	2,679	2,472	2,566	228	44
Other operating expense	3,874	3,837	3,862	4,220	4,028

Total noninterest expense	26,253	26,977	26,978	24,742	21,183

Income (loss) before income taxes	(4,067)	(7,119)	1,084	9,176	11,871
Income tax expense (benefit)	(1,895)	(3,130)	155	3,170	4,235

Net income (loss)	$(2,172)	$(3,989)	$929	$6,006	$7,636

Net income (loss) per share:
Basic	$(0.30)	$(0.60)	$0.16	$1.01	$1.31
Diluted	$(0.30)	$(0.60)	$0.16	$1.01	$1.29
Cash dividends paid per share	$0.00	$0.02	$0.185	$0.50	$0.48
Average basic shares outstanding (000s)	7,199	6,625	5,933	5,930	5,850
Average diluted shares outstanding (000s)	7,199	6,625	5,936	5,947	5,922
Performance ratios (averages)
Net interest margin	3.88%	3.43%	3.46%	3.58%	3.99%
Return on average assets	(0.21)%	(0.37)%	0.09%	0.63%	0.88%
Return on average equity	(2.51)%	(4.73)%	1.16%	7.60%	10.68%
Efficiency ratio	62.18%	66.00%	65.60%	61.98%	56.15%

 Table 4—Selected Quarterly Data 2011 and 2010

        The following is a summary of unaudited quarterly results for 2011 and 2010:

	2011				2010
	Fourth	Third	Second	First	Fourth	Third	Second	First
Net interest income	$8,682	$9,014	$9,035	$8,844	$8,833	$8,029	$8,276	$8,429
Provision for loan losses	6,510	2,865	6,300	4,360	6,725	5,230	3,745	5,320

Net interest income after
provision for loan losses	2,172	6,149	2,735	4,484	2,108	2,799	4,531	3,109
Noninterest income	1,497	1,817	1,707	1,625	1,767	1,538	1,726	2,280
Noninterest expense	6,613	6,418	7,109	6,113	6,701	7,310	6,539	6,427

Income (loss) before income taxes	(2,944)	1,548	(2,667)	(4)	(2,826)	(2,973)	(282)	(1,038)
Income tax expense (benefit)	(910)	320	(1,175)	(130)	(950)	(1,410)	(220)	(550)

Net income (loss)	$(2,034)	$1,228	$(1,492)	$126	$(1,876)	$(1,563)	$(62)	$(488)

Per share:(a)
Net income (loss)—basic	$(0.28)	$0.17	$(0.21)	$0.02	$(0.26)	$(0.22)	$(0.01)	$(0.08)
Net income (loss)—diluted	$(0.28)	$0.17	$(0.21)	$0.02	$(0.26)	$(0.22)	$(0.01)	$(0.08)
Dividends	$—	$—	$—	$—	$—	$—	$—	$0.02
Average shares (000s)
Basic	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938
Diluted	7,199	7,199	7,199	7,199	7,200	7,200	6,146	5,938

(a)
The summation of quarterly earnings per share may not agree with annual earnings per share.

 Table 5—Selected Quarterly Data 2012

        The following is a summary of unaudited quarterly results for 2012:

	2012
	Second	First
Net interest income	$8,435	$8,570
Provision for loan losses	2,540	4,740

Net interest income after
provision for loan losses	5,895	3,830
Noninterest income	1,544	1,518
Noninterest expense	6,898	7,189

Income (loss) before income taxes	541	(1,841)
Income tax expense (benefit)	125	(810)

Net income (loss)	$416	$(1,031)

Per share:
Net income (loss)—basic	$0.06	$(0.14)
Net income (loss)—diluted	$0.06	$(0.14)
Dividends	$—	$—
Average shares (000s)
Basic	7,199	7,199
Diluted	7,199	7,199

Critical Accounting Estimates

Allowance for Loan Losses

        SAVB considers its policies regarding the allowance for loan losses to be its most critical accounting estimate due to the significant degree of management judgment involved. The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses based on management's continuous evaluation of the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the allowance reflects management's opinion of the adequate level needed to absorb probable losses inherent in the loan portfolio at June 30, 2012 and December 31, 2011. The amount charged to the provision and the level of the allowance is based on management's judgment and is dependent upon growth in the loan portfolio, the total amount of past due loans and nonperforming loans, recent charge-off levels, known loan deteriorations and concentrations of credit. Other factors affecting the allowance include market interest rates, loan sizes, portfolio maturity and composition, collateral values and general economic conditions. Finally, management's assessment of probable losses, based upon internal credit grading of the loans and periodic reviews and assessments of credit risk associated with particular loans, is considered in establishing the amount of the allowance.

        SAVB has a comprehensive program designed to control and continually monitor the credit risks inherent in the loan portfolios. This program includes a structured loan approval process in which the boards of directors of SAVB, The Savannah Bank and Bryan Bank delegate authority for various types and amounts of loans to loan officers on a basis commensurate with seniority and lending experience. There are four risk grades of "criticized" assets: Special Mention, Substandard, Doubtful and Loss. Assets designated as substandard, doubtful or loss are considered "classified". The classification of assets is subject to regulatory review and reclassification. SAVB, The Savannah Bank and Bryan Bank include aggregate totals of criticized assets, and general and specific valuation reserves in quarterly reports to their boards of directors, which review and approve the overall allowance for loan losses evaluation.

        The Savannah Bank and Bryan Bank use a risk rating system which is consistent with the regulatory risk rating system. This system applies to all assets of an insured institution and requires each institution to periodically evaluate the risk rating assigned to its assets. The Savannah Bank and Bryan Bank's loan risk rating systems utilize the account officer, credit administration and an independent loan review function to monitor the risk rating of loans. Each loan officer is charged with the responsibility of monitoring changes in loan quality within his or her loan portfolio and reporting changes directly to credit administration and senior management. The internal credit administration function monitors loans on a continuing basis for both documentation and credit related exceptions. Additionally, The Savannah Bank and Bryan Bank have contracted with an external loan review service that performs a review of their loans on a periodic basis to determine that the appropriate risk grade has been assigned to each borrowing relationship and to evaluate other credit quality, documentation and compliance factors. Delinquencies are monitored on all loans as a basis for potential credit quality deterioration. Commercial and mortgage loans that are delinquent 90 days (four payments) or longer generally are placed on nonaccrual status unless the credit is well-secured and in the process of collection. Revolving credit loans and other personal loans are typically charged-off when payments have become 120 days past due. Loans are placed on nonaccrual status or charged-off at an earlier date if the collection of principal or interest in full becomes doubtful.

        No assurance can be given that SAVB will not sustain loan losses which would be sizable in relationship to the amount reserved or that subsequent evaluation of the loan portfolio, in light of conditions and factors then prevailing, will not require significant changes in the allowance for loan losses by future charges or credits to earnings. The allowance for loan losses is also subject to review by various regulatory agencies through their periodic examinations of The Savannah Bank and Bryan Bank. Such examinations could result in required changes to the allowance for loan losses. No adjustment in the allowance or significant adjustments to The Savannah Bank and Bryan Bank's internally classified loans were made as a result of their most recent regulatory examinations.

        The allowance for loan losses totaled $22,776,000, or 3.14 percent of total loans, at June 30, 2012. This is compared to an allowance of $21,917,000, or 2.89 percent of total loans, at December 31, 2011. For the six months ended June 30, 2012, SAVB reported net charge-offs of $6,421,000 compared to net charge-offs of $7,487,000 for the same period in 2011. During the first half of 2012 and 2011, a provision for loan losses of $7,280,000 and $10,660,000, respectively, was added to the allowance for loan losses. Both net charge-offs and the provision for loan losses have remained elevated in 2012. The decline in the provision for loan losses during the first six months of 2012 compared to the same period in 2011 were primarily due to lower real estate related charge-offs. Although the local real estate markets continue to show weakness, SAVB's levels of nonperforming assets and past due loans have improved as shown in Table 6. From December 31, 2011, nonperforming assets have declined $9.3 million, or 17 percent, to $46 million. This improvement in asset quality during the first six months of 2012 is one of the main reasons for the decline in net charge-offs and the provision for loan losses.

        The allowance for loan losses totaled $21,917,000 or 2.89 percent of total loans at December 31, 2011. This is compared to an allowance of $20,350,000 or 2.46 percent of total loans at December 31, 2010. For 2011, SAVB reported net charge-offs of $18,468,000 or 2.41 percent of average loans. This is compared to net charge-offs of $18,348,000 or 2.26 percent of average loans for 2010. During 2011 and 2010, a provision for loan losses of $20,035,000 and $21,020,000, respectively, was added to the allowance for loan losses. Both the net charge-offs and the provision for loan losses remained elevated in 2011. SAVB continues to see weakness in its local real estate markets with downward pressure on real estate values, and this weakness has led to a continued high level of real estate related charge-offs and provisions for loan losses.

        SAVB's nonperforming assets consist of loans on nonaccrual status, loans which are contractually past due 90 days or more on which interest is still being accrued, and OREO. Nonaccrual loans of $29,417,000 and loans past due 90 days or more of $161,000 totaled $29,578,000, or 4.08 percent of gross loans, at June 30, 2012. Nonaccrual loans of $34,668,000 and loans past due 90 days or more and still accruing interest of $213,000 totaled $34,881,000, or 4.59 percent of gross loans, at December 31, 2011. Generally, loans are placed on nonaccrual status when the collection of the principal or interest in full becomes doubtful. Management typically writes down a loan through a charge to the allowance when it determines the loan is impaired. Nonperforming assets also included $16,335,000 and $20,332,000 of OREO at June 30, 2012 and December 31, 2011, respectively. Management is aggressively pricing and marketing the OREO.

        Nonaccrual loans of $34,668,000 and loans past due 90 days or more and still accruing interest of $213,000 totaled $34,881,000, or 4.59 percent of gross loans, at December 31, 2011. Nonaccrual loans of $32,836,000 and loans past due 90 days or more and still accruing interest of $3,064,000 totaled $35,900,000, or 4.34 percent of gross loans, at December 31, 2010. Nonperforming assets also included $20,332,000 and $13,199,000 of other real estate owned at December 31, 2011 and 2010, respectively.

        Impaired loans, which include loans modified in troubled debt restructurings, totaled $42,497,000 and $51,711,000 at June 30, 2012 and December 31, 2011, respectively.

        At June 30, 2012 impaired loans consisted primarily of $16.8 million of improved residential real estate-secured loans and $19.0 million of land, lot, and construction and development related loans. Less than one percent of the impaired loans are unsecured. The largest impaired relationship consists of four loans totaling $5.1 million to a residential developer in the Bluffton/Hilton Head Island, South Carolina market. The loans are secured by residential land and lots and are on nonaccrual status and moving towards foreclosure. Approximately $2,763,000 has already been charged-off on this loan relationship and an additional $2,251,000 of the allowance was allocated as a specific reserve. The second largest impaired loan relationship consists of one loan totaling $2.8 million to a residential developer in the Oconee County, Georgia market and secured by 105 improved residential lots and 110 acres of unimproved residential land. The total loan balance is $10.6 million; however, $7.8 million is participated to other financial institutions. The loan is current and on accrual status and has $1,250,000 of the allowance allocated as a specific reserve. The third largest impaired loan relationship consists of four loans totaling $2.2 million to a residential developer in the Effingham County, Georgia market. These loans are currently on nonaccrual status and are secured by residential land, lots and completed 1-4 family properties. SAVB charged-off $1,500,000 on this relationship in 2010 and still has approximately $1,000,000 of the allowance allocated as a specific reserve and $49,000 allocated as a general reserve. The fourth largest impaired loan relationship consists of one loan for $2.0 million that is secured by a rental home in Bryan County, Georgia. This loan is a troubled debt restructuring that is performing as agreed. No specific reserves have been applied to the relationship but SAVB does have approximately $47,000 allocated as a general reserve. The fifth largest impaired loan relationship consists of four loans totaling approximately $2.0 million that is secured by residential raw land and an improved commercial lot in Chatham County, Georgia. These loans are currently on nonaccrual status and SAVB charged-off approximately $900,000 on this relationship during 2011 and 2012. At December 31, 2011, SAVB had a commercial loan relationship totaling approximately $4.5 million that was on nonaccrual status and considered impaired. During the first quarter of 2012, based upon borrower performance and improved cash flows, this loan relationship was placed back on accrual status and is no longer considered impaired.

        Impaired loans, which include loans modified in troubled debt restructurings, totaled $51,711,000 and $53,869,000 at December 31, 2011 and 2010, respectively.

        At December 31, 2011 impaired loans consisted primarily of $19.2 million of improved residential real estate-secured loans and $20.3 million of land, lot, and construction and development related loans. Less than one percent of the impaired loans are unsecured. The largest impaired relationship consists of four loans totaling $6.4 million to a residential developer in the Bluffton/Hilton Head Island, South Carolina market. The loans are secured by residential land and lots and are on nonaccrual status and moving towards foreclosure. Approximately $1,449,000 has already been charged-off on this loan relationship and an additional $3,565,000 of the allowance was allocated as a specific reserve. The second largest impaired loan relationship consists of three loans totaling $4.5 million secured primarily by a commercial building in Savannah, Georgia. All three of these loans are currently on nonaccrual status and have not had any charge-offs or specific reserves applied to them based upon a recent appraisal. The third largest impaired loan relationship consists of four loans totaling $2.8 million to a residential developer in the Effingham County, Georgia market. These loans are currently on nonaccrual status and are secured by residential land, lots and completed 1-4 family properties. SAVB charged-off $1,500,000 on this relationship in 2010 and still has approximately $750,000 of the allowance allocated as a specific reserve and $50,000 allocated as a general reserve. The fourth largest impaired loan relationship consists of five loans totaling $2.2 million secured by a commercial building, a personal residence, a rental home and an improved residential lot on Tybee Island, Georgia. This loan relationship is a troubled debt restructuring that is performing as agreed. No specific reserves have been applied to the relationship, but SAVB does have $267,000 allocated as a general reserve. The fifth largest impaired loan relationship consists of one loan for $2.1 million that is secured by a rental home in Bryan County, Georgia. This loan is a troubled debt restructuring that is performing as agreed. No specific reserves have been applied to the relationship but SAVB does have $36,000 allocated as a general reserve.

        SAVB continues to devote significant internal and external resources to managing the past due and classified loans. SAVB has performed extensive internal and external loan review procedures and analyses on the loan portfolio. SAVB charges-down loans as appropriate before the foreclosure process is complete and often before they are past due.

        If the allowance for loan losses had changed by five percent for the six months ended June 30, 2012, the effect on net income would have been approximately $705,000. If the allowance had to be increased by this amount, it would not have changed SAVB's or The Savannah Bank's status as well-capitalized financial institutions. Bryan Bank is considered adequately capitalized due to its consent order with its regulators and is currently below the 8.00 percent Tier 1 leverage ratio that it has agreed with the regulators to maintain.

        If the allowance for loan losses had changed by five percent for the year ended December 31, 2012, the effect on net income would have been approximately $765,000. If the allowance had to be increased by this amount, it would not have changed The Savannah Bank and Bryan Bank's status as well-capitalized financial institutions at December 31, 2011, but it would have decreased Bryan Bank's Tier 1 leverage ratio below the 8.00 percent level that it has agreed with the regulators to maintain.

        Changes in the allowance for loan losses from 2007 through 2011 are summarized as follows:

($ in thousands)	2011	2010	2009	2008	2007
Balance at the beginning of the year	$20,350	$17,678	$13,300	$12,864	$8,954

Charge-offs—commercial	(843)	(1,080)	(459)	(387)	(150)
Charge-offs—consumer	(328)	(116)	(210)	(85)	(103)
Charge-offs—real estate	(17,803)	(17,569)	(8,224)	(5,242)	(621)

Charge-offs—total	(18,974)	(18,765)	(8,893)	(5,714)	(874)

Recoveries—commercial	30	17	22	13	6
Recoveries—consumer	42	28	29	28	43
Recoveries—real estate	434	372	155	109	60

Recoveries—total	506	417	206	150	109

Net charge-offs	(18,468)	(18,348)	(8,687)	(5,564)	(765)
Provision for loan losses	20,035	21,020	13,065	6,000	4,675

Balance at the end of the year	$21,917	$20,350	$17,678	$13,300	$12,864

Ratio of net charge-offs to average loans	2.41%	2.26%	1.03%	0.68%	0.10%

        The allowance for loan losses is allocated by loan category based on management's assessment of risk within the various categories of loans. Loans are segregated by category and by credit risk rating within each category. The allowance for loan losses is allocated to each category by applying reserve percentages to each category. These percentages are based upon management's assessment of risk inherent within each category and the historical and anticipated loss rates within each category.

        SAVB's allocation of the allowance for loan losses is presented in the following table:

($ in thousands)	2011	2010	2009	2008	2007
Commercial	$1,271	$1,528	$977	$760	$750
Real estate-construction and development	1,296	671	2,556	5,291	4,150
Real estate-mortgage	19,061	17,633	13,874	7,061	6,750
Consumer	193	518	227	188	200
Unallocated	96	—	44	—	1,014

Total allowance for loan losses	$21,917	$20,350	$17,678	$13,300	$12,864

        The composition of the loan portfolio as a percentage of total loans is presented below:

($ in thousands)	2011	2010	2009	2008	2007
Commercial	9.0%	9.1%	10.1%	9.5%	8.8%
Real estate-construction and development	3.0	2.5	7.0	11.5	16.6
Real estate-mortgage	86.4	86.6	81.2	77.0	72.3
Consumer	1.6	1.8	1.7	2.0	2.3

Total loans	100.0%	100.0%	100.0%	100.0%	100.0%

 Table 6—Allowance for Loan Losses and Nonperforming Assets (Quarterly)

	2012		2011
($ in thousands)	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Allowance for loan losses
Balance at beginning of period	$22,396	$21,917	$22,854	$23,523	$22,363
Provision for loan losses	2,540	4,740	6,510	2,865	6,300
Net charge-offs	(2,160)	(4,261)	(7,447)	(3,534)	(5,140)

Balance at end of period	$22,776	$22,396	$21,917	$22,854	$23,523

As a % of loans	3.14%	3.01%	2.89%	2.90%	2.91%
As a % of nonperforming loans	77.00%	68.66%	62.83%	53.72%	59.84%
As a % of nonperforming assets	49.61%	44.61%	39.70%	38.30%	45.73%
Net charge-offs as a % of average loans(a)	1.80%	2.27%	2.41%	1.84%	2.65%
Nonperforming assets
Nonaccruing loans	$29,417	$30,742	$34,668	$41,689	$39,160
Loans past due 90 days—accruing	161	1,876	213	851	150

Total nonperforming loans	29,578	32,618	34,881	42,540	39,310
Other real estate owned	16,335	17,589	20,332	17,135	12,125

Total nonperforming assets	$45,913	$50,207	$55,213	$59,675	$51,435

Loans past due 30 - 89 days	$5,364	$4,701	$15,132	$13,096	$17,013
Nonperforming loans as a % of loans	4.08%	4.39%	4.59%	5.39%	4.87%
Nonperforming assets as a % of loans and other real estate owned	6.19%	6.60%	7.08%	7.41%	6.28%
Nonperforming assets as a % of assets	4.82%	5.17%	5.60%	6.04%	5.13%

(a)
Annualized

 Table 7—Allowance for Loan Losses and Nonperforming Assets (Year-End 2011 and 2010)

	December 31,
($ in thousands)	2011	2010
Allowance for loan losses
Balance at beginning of period	$20,350	$17,678
Provision for loan losses	20,035	21,020
Net charge-offs	(18,468)	(18,348)

Balance at end of period	$21,917	$20,350

As a % of loans	2.89%	2.46%
As a % of nonperforming loans	62.83%	56.69%
As a % of nonperforming assets	39.70%	41.45%
Risk element assets
Nonaccruing loans	$34,668	$32,836
Loans past due 90 days—accruing	213	3,064

Total nonperforming loans	34,881	35,900
Other real estate owned	20,332	13,199

Total nonperforming assets	$55,213	$49,099

Loans past due 30 - 89 days	$15,132	$11,164
Nonperforming loans as a % of loans	4.59%	4.34%
Nonperforming assets as a % of loans and other real estate owned	7.08%	5.85%
Nonperforming assets as a % of assets	5.60%	4.60%

Impairment of Loans

        SAVB measures impaired loans based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. A loan is considered impaired when it is probable that SAVB will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. A loan is not considered impaired during a period of delay in payment if the ultimate collection of all amounts due is expected. SAVB maintains a valuation allowance or charges down the loan balance to the extent that the measure of value of an impaired loan is less than the recorded investment.

Other Real Estate Owned

        Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, management periodically performs valuations of the foreclosed assets based on updated appraisals, general market conditions, length of time the properties have been held, and SAVB's ability and intention with regard to continued ownership of the properties. SAVB may incur additional write-downs of foreclosed assets to fair value less costs to sell if valuations indicate a further other than temporary deterioration in market conditions.

Results of Operations

Second Quarter, 2012 Compared to the Second Quarter, 2011

        SAVB reported net income for the second quarter 2012 of $416,000, compared to a net loss of $1,492,000 in the second quarter 2011. Net income per diluted share was 6 cents in the second quarter 2012 compared to a net loss per diluted share of 21 cents in the second quarter 2011. The quarter over quarter increase in earnings resulted primarily from decreases in losses on sales and write-downs of foreclosed assets and in the provision for loan losses, which were partially offset by lower net interest income. Return on average equity was 1.96 percent, return on average assets was 0.17 percent and the efficiency ratio was 69.13 percent in the second quarter 2012. Pre-tax core earnings decreased $668,000, or 15 percent, to $3,843,000 in the second quarter of 2012 compared to the second quarter of 2011. The schedule below reconciles the income (loss) before income taxes to the pre-tax core earnings.

	For the Three Months Ended June 30,
($ in thousands)	2012	2011
Income (loss) before income taxes	$541	$(2,667)
Add: Provision for loan losses	2,540	6,300
Add: Losses on foreclosed assets	785	1,115
Less: Gain on sale of securities	(23)	(237)

Pre-tax core earnings	$3,843	$4,511

        Second quarter average interest-earning assets decreased 6.6 percent to $867 million in 2012 from $928 million in 2011. Second quarter net interest income was $8,435,000 in 2012 compared to $9,035,000 in 2011, a 6.6 percent decrease. Second quarter average accruing loans were $704 million in 2012 compared to $777 million in 2011, a 9.5 percent decrease. Average deposits were $819 million in the second quarter of 2012 versus $879 million in 2011, a decrease of 6.9 percent. Shareholders' equity was $83.7 million at June 30, 2012 compared to $85.1 million at June 30, 2011. SAVB's total capital to risk-weighted assets ratio was 13.14 percent at June 30, 2012, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status.

        During the second quarter of 2012, net interest income declined $600,000, or 6.6 percent, compared to the same period in 2011. Net interest income decreased primarily due to a lower level of interest-earning assets, particularly accruing loans. The $74 million decline in average accruing loans was due to normal pay downs, charge-offs and weakened demand for new loans. Although net interest income declined, the second quarter net interest margin remained stable at 3.91 percent in 2012 and 2011. As shown in Table 10, the yield on earning assets declined 30 basis points to 4.67 percent during the second quarter of 2012 compared to the second quarter of 2011. This decline was mainly due to SAVB holding, on average, $47 million more in lower yielding interest-bearing deposits and $74 million less in higher yielding accruing loans. However, the decline in the yield on interest-earning assets was offset by a 30 basis point decline in the cost of interest-bearing liabilities. This decline was primarily due to the re-pricing of time deposits and money market accounts in the current low interest rate environment along with a reduction in higher cost time deposits. Average time deposits declined approximately $63 million from the quarter ended June 30, 2011 to the quarter ended June 30, 2012.

        On a linked quarter basis, the net interest margin declined one basis point when compared to the first quarter of 2012. SAVB continues to aggressively manage the pricing on deposits and the use of wholesale funds to augment the net interest margin.

        Second quarter provision for loan losses was $2,540,000 for 2012 compared to $6,300,000 in 2011. Second quarter net charge-offs were $2,160,000 for 2012 compared to $5,140,000 in 2011. The decline in the provision for loan losses during the second quarter of 2012 compared to the same period in 2011 was primarily due to improvements in asset quality trends and lower real estate related charge-offs. Although the local real estate markets continue to show weakness, SAVB's levels of nonperforming assets and past due loans have improved as shown in Table 6. From June 30, 2011 to June 30, 2012, nonperforming assets declined $5.5 million, or 11 percent, to $46 million. This improvement in asset quality is one of the main contributors to the decline in net charge-offs and the provision for loan losses.

        Noninterest income decreased $163,000, or 9.5 percent, in the second quarter of 2012 versus 2011. This decrease was primarily related to a decline in gain on sale of securities of $214,000 in 2012 compared to 2011 partially offset by an increase in other operating income of $73,000 or 20 percent. The increase in other operating income during the second quarter of 2012 compared to 2011 was due primarily to increases in rental income from premises and OREO and from fees related to ATMs and debit cards.

        Noninterest expense decreased $211,000, or 3.0 percent, to $6,898,000 during the second quarter of 2012 as compared to the same period in 2011. This decrease was mainly due to a $330,000, or 30 percent, decrease in losses on sales of foreclosed assets in the second quarter of 2012 as compared to the same quarter in 2011. While the local real estate market has not fully stabilized at this point, SAVB has experienced lower losses on sales of OREO in 2012 when compared to 2011.

        The second quarter income tax expense was $125,000 in 2012 compared to an income tax benefit of $(1,175,000) in 2011. The effective tax rates in the second quarters of 2012 and 2011 were 23 percent and 44 percent, respectively. The variance in the effective tax rates was due to the effect of income tax credits and other permanent differences. SAVB evaluates its deferred tax assets every quarter. See Note 8 to SAVB's consolidated financial statements for additional discussion of the deferred tax assets.

First Six Months, 2012 Compared to the First Six Months, 2011

        SAVB reported a net loss for the first six months of 2012 of $615,000, compared to a net loss of $1,366,000 in the first six months of 2011. Net loss per diluted share was 8 cents in the first six months of 2012 compared to a net loss per diluted share of 19 cents in the first half of 2011. The decrease in the net loss in the first six months of 2012 compared to the same period in 2011 resulted primarily from a decrease in the provision for loan losses partially offset by a decrease in net interest income and an increase in noninterest expense. Return on average equity was (1.47) percent, return on average assets was (0.13) percent and the efficiency ratio was 70.20 percent in the first six months of 2012. Pre-tax core earnings decreased $835,000, or 9.4 percent, to $8,047,000 in the first six months of 2012 compared to the same period in 2011. The schedule below reconciles the loss before income taxes to the pre-tax core earnings.

	For the Six Months Ended June 30,
($ in thousands)	2012	2011
Loss before income taxes	$(1,300)	$(2,671)
Add: Provision for loan losses	7,280	10,660
Add: Losses on foreclosed assets	2,090	1,348
Less: Gain on sale of securities	(23)	(455)

Pre-tax core earnings	$8,047	$8,882

        Average interest-earning assets in the first six months decreased 7.7 percent to $873 million in 2012 from $945 million in 2011. Net interest income was $17,005,000 in the first six months of 2012 compared to $17,879,000 in 2011, a 4.9 percent decrease. Average accruing loans were $710 million in first six months of 2012 compared to $782 million in 2011, a 9.2 percent decrease. Average deposits were $828 million in the first half of 2012 versus $896 million in 2011, a decrease of 7.6 percent.

        During the first six months of 2012, net interest income declined $874,000, or 4.9 percent, compared to the same period in 2011. Net interest income decreased primarily due to a lower level of interest-earning assets, particularly accruing loans. The $72 million decline in average accruing loans was due to normal pay downs, charge-offs and weakened demand for new loans. Although net interest income declined, the net interest margin increased to 3.91 percent in the first six months of 2012 compared to 3.82 percent during the same period in 2011. As shown in Table 10, the increase in the net interest margin was mainly due to a lower cost on interest-bearing deposits. The cost of interest-bearing deposits decreased to 0.80 percent in the first six months of 2012 from 1.12 percent for the same period in 2011, primarily due to the re-pricing of time deposits and money market accounts in the current low interest rate environment along with a reduction in higher cost time deposits. Average time deposits declined approximately $69 million from the six months ended June 30, 2011 to the six months ended June 30, 2012. The improvement in the cost of interest-bearing deposits was somewhat offset by a decline in the yield on earning assets from 4.93 percent in the first half of 2011 to 4.72 percent in the first half of 2012 due to SAVB holding, on average, $43 million more in lower yielding interest-bearing deposits and $72 million less in higher yielding accruing loans.

        The provision for loan losses was $7,280,000 during the first half of 2012, compared to $10,660,000 in the first half of 2011. Net charge-offs in the first half of 2012 were $6,421,000 compared to $7,487,000 in the first half of 2011. The decline in the provision for loan losses during the first six months of 2012 compared to the same period in 2011 was primarily due to improvements in asset quality trends and lower real estate related charge-offs. Although the local real estate markets continue to show weakness, SAVB's levels of nonperforming assets and past due loans have improved as shown in Table 6. From December 31, 2011, nonperforming assets have declined $9.3 million, or 17 percent, to $46 million.

        Noninterest income decreased $270,000, or 8.1 percent, in the first six months of 2012 versus 2011. This decrease was primarily related to a decline in gain on sale of securities of $432,000 in the first half of 2012 compared to the same period in 2011. This decline was partially offset by an increase in other operating income of $162,000 or 22 percent. The increase in other operating income during the first half of 2012 compared to 2011 was due primarily to increases in rental income from OREO of approximately $60,000 and from fees related to ATMs and debit cards of approximately $60,000.

        Noninterest expense increased $865,000, or 6.5 percent, to $14,087,000 during the first six months of 2012 as compared to the same period in 2011. This increase was mainly due to a $742,000, or 55 percent, increase in losses on sales and write-downs of foreclosed assets to $2.1 million in the first half of 2012 as compared to $1.3 million in 2011. Write-downs on two OREO properties accounted for approximately $776,000 of the loss in 2012. In addition, SAVB has experienced increased activity related to foreclosed properties in 2012 compared to 2011 as the average OREO balance increased 37 percent to $19 million in the first six months of 2012 from $14 million in 2011.

        The income tax benefit was $685,000 in the first half of 2012 compared to an income tax benefit of $1,305,000 in the first half of 2011. The effective tax rates in the first half of 2012 and 2011 were 53 percent and 49 percent, respectively. The elevated levels of the effective tax rates were due to the effect of income tax credits and other permanent differences.

2011 Compared with 2010

        The net loss for 2011 was $2,172,000 compared to a net loss of $3,989,000 in 2010. Net loss per diluted share was $0.30 in 2011 versus net loss per diluted share of $0.60 in 2010. The decline in the net loss for 2011 results primarily from an increase in the net interest margin and a decrease in SAVB's provision for loan losses. Return on average equity was (2.51) percent, return on average assets was

(0.21) percent and the efficiency ratio was 62.18 percent in 2011. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $17,884,000 in 2011 versus $15,765,000 in 2010, an increase of $2,119,000, or 13 percent.

        The schedule below reconciles the loss before income taxes to the pre-tax core earnings.

	For the Year Ended December 31,
($ in thousands)	2011	2010
Loss before income taxes	$(4,067)	$(7,119)
Add: Provision for loan losses	20,035	21,020
Add: Loss on foreclosed assets	2,679	2,472
Less: Gain on sale of securities	(763)	(608)

Pre-tax core earnings	$17,884	$15,765

        Average interest-earning assets decreased 6.3 percent to $918 million in 2011 from $979 million in 2010. Net interest income was $35.6 million in 2011 compared to $33.6 million in 2010, an increase of 6.0 percent. Average loans were $766 million for 2011, 5.5 percent lower when compared to $810 million in 2010. Shareholders' equity decreased to $84 million at December 31, 2011 from $86 million at December 31, 2010. SAVB's tier 1 capital to average assets was 8.37 percent and its total capital to risk-weighted assets ratio was 12.63 percent at December 31, 2011, both of which exceed the 5.00 percent and 10.00 percent, respectively, required by the regulatory agencies to maintain well-capitalized status.

        Net interest income increased $2,008,000, or 6.0 percent, in 2011 versus 2010. The net interest margin increased to 3.88 percent for 2011 compared to 3.43 percent in 2010. As shown in Table 12, the increase in net interest income and net interest margin was primarily due to a lower cost on interest-bearing deposits. The cost of interest-bearing deposits decreased to 1.03 percent for the year ended December 31, 2011 compared to 1.48 percent for the same period in 2010. The decrease was due to both the repricing of money market accounts and time deposits in the current low interest rate environment along with a shift in the deposit makeup from higher cost time deposits to lower cost money market, savings and NOW accounts. Average money market, savings and NOW accounts grew approximately $30.8 million while average time deposits declined approximately $96.2 million during 2011. Average loans declined approximately $45 million for the year ended December 31, 2011 compared to the same period in 2010. The decrease in average loans was due to normal pay downs, significant charge-offs, and weakened demand for new loans.

        The interest rate spread increased 45 basis points in 2011. As shown in Table 9, SAVB's balance sheet continues to be asset-sensitive since the interest-earning assets reprice faster than interest-bearing liabilities. Rising interest rates favorably impact the net interest margin of an asset-sensitive balance sheet and falling rates adversely impact the net interest margin. However, when the prime rate stops decreasing, the interest rates on time deposits, certain non-maturity deposits and other funding sources will continue to decline due to the re-pricing lag associated with those liabilities. In addition, SAVB has instituted interest rate floors on many variable rate loans such that the loans will not reprice in a rising rate environment until the floating rate exceeds the floor.

        The provision for loan losses was $20,035,000 for 2011 compared to $21,020,000 in 2010. Net charge-offs were $18,468,000 during 2011 compared to $18,348,000 during 2010. Loans declined $67 million in 2011 versus $57 million in 2010. Both the net charge-offs and the provision for loan losses remained elevated in 2011. SAVB continues to see weakness in its local real estate markets with downward pressure on real estate values, and this weakness has led to a continued high level of real estate related charge-offs and provisions for loan losses.

        Noninterest income decreased $665,000, or 9.1 percent, in 2011 versus 2010. This decrease was primarily related to a decline in service charges on deposit accounts of $330,000, or 18 percent, and other operating income of $319,000, or 17 percent, in 2011 compared to 2010. The decrease in service charges was primarily due to recent regulatory guidance related to overdraft charges. The decline in other operating income was due to SAVB recording in 2010 a $308,000 gain on a bank-owned life insurance policy payout in which SAVB was the beneficiary and a $255,000 gain resulting from the sale of a 50 percent interest in a parking lot.

        Noninterest expense decreased $724,000, or 2.7 percent, to $26,253,000 during 2011 as compared to 2010. Salaries and employee benefits decreased $666,000, or 5.6 percent, information technology declined $393,000, or 19 percent, and FDIC deposit insurance declined $385,000, or 23 percent in 2011 compared to 2010. The decrease in salaries and employee benefits was due to SAVB averaging fewer employees during 2011 when compared to 2010. SAVB renegotiated and renewed its contract with its core processor which contributed to the decline in the information technology expense. The decrease in the FDIC deposit insurance premiums was due to changes to the FDIC assessment process which became effective in the second quarter of 2011. These decreases were partially offset by an increase in loss on sales of foreclosed assets of $207,000, or 8.4 percent, and an increase in loan collection and OREO, expense of $685,000, or 84 percent during 2011. SAVB had significantly more activity in foreclosures and OREO in 2011.

        Income tax benefit was $1,895,000 in 2011 versus income tax benefit of $3,130,000 in 2010. The combined effective federal and state tax rates were 47 percent and 44 percent in 2011 and 2010, respectively. The change in the effective tax rate in 2011 was due in part to the impact of tax exempt income and federal and state tax credits. SAVB evaluates its deferred tax assets every quarter. All significant deferred tax assets are considered to be realizable due to expected future taxable income and open tax years for which taxable losses could still be carried back. During the fourth quarter of 2011, SAVB wrote-off $367,000 of certain state tax credits that expire in 2013.

2010 Compared with 2009

        The net loss for 2010 was $3,989,000 compared to net income of $929,000 in 2009. Net loss per diluted share was $0.60 in 2010 versus net income per diluted share of $0.16 in 2009. The decline in earnings resulted primarily from a higher provision for loan losses and lower gain on sale of securities and hedges, partially offset by higher net interest income. Return on average equity was (4.73) percent, return on average assets was (0.37) percent and the efficiency ratio was 66.00 percent in 2010. Pretax earnings before the provision for loan losses and gain/loss on sale of securities and foreclosed assets were $15,765,000 in 2010 versus $14,596,000 in 2009.

        The schedule below reconciles the loss before income taxes to the pre-tax core earnings.

	For the Year Ended December 31,
($ in thousands)	2010	2009
Income (loss) before income taxes	$(7,119)	$1,084
Add: Provision for loan losses	21,020	13,065
Add: Loss on foreclosed assets	2,472	2,566
Less: Gain on sale of securities	(608)	(2,119)

Pre-tax core earnings	$15,765	$14,596

        Average interest-earning assets increased 4.6 percent to $979 million in 2010 from $936 million in 2009. Net interest income was $33.6 million in 2010 compared to $32.3 million in 2009, an increase of 4.0 percent. Average loans were $810 million for 2010, 3.7 percent lower when compared to $841 million in 2009. Shareholders' equity increased to $86 million at December 31, 2010 from

$79 million at December 31, 2009. In June 2010, SAVB raised $11.2 million, net of stock issuance costs, in a public common stock offering. SAVB's total capital to risk-weighted assets ratio was 12.40 percent at December 31, 2010, which exceeds the 10 percent required by the regulatory agencies to maintain well-capitalized status. The net interest margin decreased to 3.43 percent in 2010 from 3.46 percent in 2009. As shown in Table 13, the decline in net interest margin was primarily due to higher levels of noninterest-earning assets. The interest rate spread increased five basis points in 2010.

        The provision for loan losses was $21,020,000 for 2010 compared to $13,065,000 in 2009. Loans declined $57 million in 2010 versus growth of $19 million in 2009. The higher provision for loan losses in 2010 as compared to 2009 is primarily due to real estate-related charge-offs and continued weakness in SAVB's local real estate markets. Net charge-offs were $18,348,000 in 2010 as compared to $8,687,000 in 2009. The significant increase in charge-offs resulted primarily from weakness in SAVB's local residential real estate markets.

        Noninterest income was $7,311,000 in 2010 compared to $8,822,000 in 2009, a decrease of $1,511,000 or 17 percent. The decrease was primarily due to $1,511,000 lower gain on sale of securities and $871,000 lower gain on hedges, partially offset by $248,000 higher trust and asset management fees and $678,000 higher other operating income. The increase in other operating income in 2010 mainly consisted of SAVB selling its 50 percent interest in a parking lot that resulted in a $255,000 gain and SAVB realizing a $308,000 gain on life insurance proceeds.

        Noninterest expense was $26,977,000 in 2010 compared to $26,978,000 in 2009. In 2010, noninterest expense included approximately $600,000 of expenses related to the purchase of First National Bank, Savannah, which we refer to as First National.

        Income tax benefit was $3,130,000 in 2010 versus income tax expense of $155,000 in 2009. The combined effective federal and state tax rates were 44 percent and 14 percent in 2010 and 2009, respectively. The difference in tax rates is due primarily to the impact of tax exempt income and federal and state tax credits on lower taxable income. All significant deferred tax assets are considered to be realizable due to expected future taxable income and open tax years for which taxable losses could still be carried back.

Financial Condition and Capital Resources

Balance Sheet Activity

        The changes in SAVB's assets and liabilities for the current and prior period are shown in the consolidated statements of cash flows. Total assets were $952 million and $985 million at June 30, 2012 and December 31, 2011, respectively, a decrease of $33 million or 3.4 percent. Loans decreased $34 million, or 4.5 percent, during the first six months of 2012. SAVB experienced normal pay downs and significant charge-offs on loans during the first half of 2012 while demand for new loans was weak. Cash and cash equivalents and investment securities increased $6.4 million, or 3.6 percent, to $186 million during the first six months of 2012. SAVB allowed certain higher cost time deposits to run-off with the weak loan demand and as such, deposits declined $29 million, or 3.4 percent, from $847 million at December 31, 2011 to $818 million at June 30, 2012.

        Total assets were $985 million and $1.07 billion at December 31, 2011 and 2010, respectively, a decrease of $82 million or 7.7 percent. Loans decreased $67 million, or 8.1 percent, during 2011. SAVB experienced normal pay downs and significant charge-offs on loans in 2011 while demand for new loans was weak. Cash and cash equivalents and investment securities decreased $18 million, or 9.1 percent, during 2011. SAVB had an influx of deposits from the First National transaction during June 2010 and these funds were primarily used to increase cash and cash equivalents and investment securities. SAVB has allowed much of its brokered and higher priced time deposits to run-off in order to reduce this excess liquidity and improve its net interest margin. As such, deposits have declined $77 million, or 8.3 percent, from $924 million at December 31, 2010 to $847 million at December 31, 2011.

        Average total assets decreased approximately $71 million, or 6.9 percent, during the first six months of 2012 compared to the same period in 2011. SAVB held $72 million less in average accruing loans in the first half of 2012 compared to the same period in 2011. The decline in loans during 2012 compared to 2011 was due to normal pay downs, charge-offs and weak demand for new loans.

        Average total assets decreased approximately $66 million, or 6.1 percent, during 2011. SAVB held $45 million less in average accruing loans in 2011 compared to 2010. The decline in loans during 2011 compared to 2010 was due to normal pay downs, charge-offs and weak demand for new loans. SAVB also held on average approximately $17 million less in cash and cash equivalents and investment securities in 2011 compared to 2010 as it allowed much of its brokered and higher priced time deposits to run-off in order to reduce excess liquidity.

        SAVB has classified all investment securities as available for sale. Lower short-term interest rates resulted in an overall net unrealized gain of $2.2 million in the investment portfolio at June 30, 2012. The unrealized gain or loss amounts are included in shareholders' equity as accumulated other comprehensive income, net of tax. SAVB's investment portfolio was essentially flat at June 30, 2012 compared to December 31, 2011. SAVB purchased $24 million in investment securities during the first half of 2012 to replace $12 million in securities sold and $8 million in maturities and principal collections from its portfolio.

        Lower short-term interest rates resulted in an overall net unrealized gain of $1.9 million in the investment portfolio at December 31, 2011. The unrealized gain or loss amounts are included in shareholders' equity as accumulated other comprehensive income (loss), net of tax. SAVB's investment portfolio decreased $54 million during 2011 to $84 million primarily due to The Savannah Bank and Bryan Bank selling approximately $38 million in securities. The securities were sold at a net gain to reposition the investment portfolio and to provide liquidity for maturing brokered and internet time deposits that SAVB elected not to renew.

        Deposits were down $29 million during the first six months of 2012 to $818 million at June 30, 2012. SAVB decided not to renew certain higher cost time deposits in order to reduce excess liquidity and improve SAVB's net interest margin with the weakened loan demand. Time deposits declined $41 million, or 13 percent, during the first half of 2012. At June 30, 2012, SAVB had $89 million in brokered and internet deposits which included $27 million in institutional money market accounts. This was down approximately $27 million, or 23 percent, from December 31, 2011 when SAVB had $116 million in brokered and internet deposits. At June 30, 2012 and December 31, 2011, brokered time deposits included $16 million and $22 million, respectively, of reciprocal deposits from SAVB's local customers that are classified as brokered because they are placed in the CDARS network for deposit insurance purposes. As of June 30, 2012, The Savannah Bank and Bryan Bank are under agreements with their primary regulators that restrict their availability of brokered deposits. The Savannah Bank is allowed to maintain up to $35 million in institutional money market accounts and $40 million in reciprocal deposits through the CDARS network but all other brokered deposits cannot be renewed. Bryan Bank cannot issue or renew any brokered deposits.

        Deposits decreased $77 million, or 8.3 percent, to $847 million at December 31, 2011. SAVB decided not to renew certain higher cost brokered and internet time deposits in order to reduce excess liquidity and improve SAVB's net interest margin. At December 31, 2011, SAVB had $116 million in brokered and internet deposits which included $32 million in institutional money market accounts. This was down approximately $46 million, or 28 percent, from December 31, 2010 when SAVB had $161 million in brokered and internet deposits. At December 31, 2011 and 2010, brokered time deposits included $22 million and $36 million, respectively, of reciprocal deposits from SAVB's local customers that are classified as brokered because they are placed in the CDARS network for deposit insurance purposes. In addition, at December 31, 2011 and 2010, SAVB had $10 million and $51 million, respectively, of internet time deposits remaining from the First National acquisition.

Capital Resources

        The Savannah Bank and Bryan Bank's primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required. In addition, the FDIC has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on SAVB's, The Savannah Bank and Bryan Bank's financial statements and condition. As of June 30, 2012, SAVB and The Savannah Bank were categorized as "well-capitalized" under the regulatory framework for prompt corrective action in the most recent notification from the FDIC. In the first quarter of 2012, Bryan Bank entered into an order with their regulator which includes a capital provision requiring it to maintain a Tier 1 leverage ratio of not less than 8.00 percent and a total risk-based capital ratio of not less than 10.00 percent. As a result of this capital provision, Bryan Bank is automatically classified as "adequately capitalized" for regulatory purposes. As of June 30, 2012, Bryan Bank has a Tier 1 leverage ratio of 7.88 percent which is below the requirement set by the order. However, Bryan Bank's leverage ratio did increase 31 basis points in the second quarter 2012 on a linked quarter basis. SAVB is evaluating its options to bring Bryan Bank into compliance with this stipulation. The Savannah Bank has agreed with its primary regulator to maintain a Tier 1 leverage ratio of not less than 8.00 percent and a total risk-based capital ratio of not less than 12.00 percent and is currently in compliance with the agreement.

        Total tangible equity capital for SAVB was $80.3 million, or 8.46 percent of total tangible assets at June 30, 2012. The table below shows the regulatory capital amounts and ratios for SAVB, The Savannah Bank and Bryan Bank, along with the minimum capital ratio and the ratio required to maintain a well-capitalized regulatory status.

($ in thousands)	SAVB	The Savannah Bank	Bryan Bank	Minimum	Well- Capitalized
Qualifying Capital
Tier 1 capital	$81,209	$62,520	$18,421	—	—
Total capital	89,941	68,965	20,570	—	—
Leverage Ratios
Tier 1 capital to average assets	8.60%	8.92%	7.88%	4.00%	5.00%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.86%	12.30%	10.98%	4.00%	6.00%
Total capital to risk-weighted assets	13.14%	13.56%	12.26%	8.00%	10.00%

        Tier 1 and total capital at SAVB level includes $10 million of subordinated debt issued to SAVB's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

        As of December 31, 2011, SAVB, The Savannah Bank and Bryan Bank were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC. Bryan Bank has agreed with its primary regulator to maintain a Tier 1 leverage ratio of not less than 8.00 percent and is currently in conformity with the agreement. The Savannah Bank has agreed with its primary regulator to maintain a Tier 1 leverage ratio of not less than 8.00 percent and a total risk-based capital ratio of not less than 12.00 percent and is currently in conformity with the agreement.

        On March 1, 2012, Bryan Bank entered into an order that includes a capital article requiring it to maintain a Tier 1 leverage ratio of not less than 8.00 percent and a total risk-based capital ratio of not less than 10.00 percent. As a result of this capital article, Bryan Bank is automatically classified as "adequately capitalized" for regulatory purposes.

        Total tangible equity capital for SAVB was $80.6 million, or 8.18 percent of total assets at December 31, 2011. Tier 1 capital was 11.36 percent of risk-weighted assets at the same date. Tier 1 and total capital at SAVB level includes $10 million of subordinated debt issued by SAVB's nonconsolidated subsidiaries. Total capital also includes the allowance for loan losses up to 1.25 percent of risk-weighted assets.

Liquidity and Interest Rate Sensitivity Management

        The objectives of balance sheet management include maintaining adequate liquidity and preserving reasonable balance between the repricing of interest sensitive assets and liabilities at favorable interest rate spreads. The objective of liquidity management is to ensure the availability of adequate funds to meet the loan demands and the deposit withdrawal needs of customers. This is achieved through maintaining a combination of sufficient liquid assets, core deposit growth and unused capacity to purchase and borrow funds in the money markets.

        During the first six months of 2012, portfolio loans decreased $34 million to $725 million while deposits decreased $29 million to $818 million. The loan to deposit ratio was 89 percent at June 30, 2012, which is down slightly from 90 percent at December 31, 2011. Cash and cash equivalents and investment securities increased $6.4 million, or 3.6 percent, during the first six months of 2012 to $186 million. During the first six months of 2012, SAVB allowed some of its brokered and higher cost time deposits to run-off in order to reduce excess liquidity and improve the net interest margin with the weakened loan demand.

        During 2011, portfolio loans decreased $67 million to $760 million while deposits decreased $77 million to $847 million. The loan to deposit ratio was 90 percent at December 31, 2011, which is up slightly from 89 percent at December 31, 2010. Cash and cash equivalents and investment securities decreased $18 million, or 9 percent, during 2011 to $179 million. During 2011, SAVB allowed much of its brokered and higher priced time deposits to run-off in order to reduce excess liquidity and improve the net interest margin.

        In addition to local deposit growth, primary funding and liquidity sources include borrowing capacity with FHLB Atlanta, temporary federal funds purchased lines with correspondent banks and non-local institutional and internet deposits. Contingency funding and liquidity sources include the ability to sell loans, or participations in certain loans, to investors and borrowings from the Federal Reserve Bank, or FRB, discount window. As of June 30, 2012 and December 31, 2011, The Savannah Bank and Bryan Bank are under agreements with their primary regulators that restrict their availability of brokered deposits.

        The Savannah Bank and Bryan Bank have blanket floating lien agreements with FHLB Atlanta. Under these agreements, The Savannah Bank and Bryan Bank have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans. The Savannah Bank and Bryan Bank's individual borrowing limits range from 20 to 25 percent of assets. In the aggregate, The Savannah Bank and Bryan Bank had secured borrowing capacity of approximately $106 million with FHLB Atlanta of which $13.2 million was advanced and $16.0 million was used as collateral for FHLB Atlanta letters of credit at June 30, 2012. In the aggregate, The Savannah Bank and Bryan Bank had secured borrowing capacity of approximately $123 million with FHLB Atlanta of which $16.7 million was advanced and $16.0 million was used as collateral for FHLB Atlanta letters of credit at December 31, 2011.

        These credit arrangements serve as a core funding source as well as liquidity backup for The Savannah Bank and Bryan Bank. The Savannah Bank and Bryan Bank also have conditional federal funds borrowing lines available from correspondent banks that management believes can provide approximately $20 million of funding needs for 30-60 days. The Savannah Bank has been approved to access the FRB discount window to borrow on a secured basis at 50 basis points over the Federal Funds Target Rate. Bryan Bank is eligible for the Secondary Credit program at 100 basis points over the Federal Funds Target Rate. The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested. The Savannah Bank and Bryan Bank have also been approved by the FRB to use the borrower-in-custody of collateral arrangement. This temporary liquidity arrangement allows collateral to be maintained at The Savannah Bank and Bryan Bank rather than being delivered to the FRB or a third-party custodian. At June 30, 2012, SAVB had secured borrowing capacity of $100 million with the FRB and no amount outstanding. At December 31, 2011, SAVB had secured borrowing capacity of $94 million with the FRB and no amount outstanding.

        In addition, SAVB Holdings has a loan with a principal balance of $7,847,000 as of June 30, 2012 in favor of Lewis Broadcasting Corporation, which we refer to as LBC, as evidenced by an Amended and Restated promissory note dated June 13, 2012, which we refer to as the promissory note. In connection with the proposed merger, LBC (i) has agreed to waive any outstanding breaches or defaults under the promissory note, as well as any breach or default that may arise as a result of the execution and delivery of the merger agreement or the consummation of the transactions contemplated thereby, provided that any accrued and unpaid interest on the promissory note will be paid by December 31, 2012 and (ii) has agreed that prior to September 29, 2012, the maturity date of the promissory note, LBC will extend the term and maturity date until September 29, 2013, with the waiver and agreement to extend the promissory note terminating if the merger agreement is terminated. Pursuant to the merger agreement, upon the effectiveness of the merger, SCBT will repay all outstanding principal and accrued but unpaid interest owed to LBC pursuant to the promissory note.

        A continuing objective of interest rate sensitivity management is to maintain appropriate levels of variable rate assets, including variable rate loans and shorter maturity investments, relative to interest rate sensitive liabilities, in order to control potential negative impacts upon earnings due to changes in interest rates. Interest rate sensitivity management requires analyses and actions that take into consideration volumes of assets and liabilities repricing and the timing and magnitude of their price changes to determine the effect upon net interest income. SAVB utilizes various balance sheet and hedging strategies to reduce interest rate risk as noted below.

        SAVB's cash flow, maturity and repricing gap at June 30, 2012 was $177 million at one year, or 20.4 percent of total interest-earning assets. At December 31, 2011 the gap at one year was $166 million, or 16.8 percent of total interest-earning assets. Interest-earning assets with maturities over five years totaled approximately $39 million, or 4.5 percent of total interest-earning assets at June 30, 2012. See Table 8 for cash flow, maturity and repricing gap. The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income. However, interest-earning assets with maturities and/or repricing dates over five years may expose SAVB to significant interest rate risk, a component of which is the effect changes in interest rates may have on the market value of the assets.

        SAVB's cash flow, maturity and repricing gap at December 31, 2011 was $166 million at one year, or 16.8 percent of total interest-earning assets. At December 31, 2010 the gap at one year was $95 million, or 9.8 percent of total interest-earning assets. Interest-earning assets with maturities over five years totaled approximately $41 million, or 4.6 percent of total interest-earning assets at December 31, 2011. See Table 9 for cash flow, maturity and repricing gap. The gap position between one and five years is of less concern because management has time to respond to changing financial conditions and interest rates with actions that reduce the impact of the longer-term gap positions on net interest income. However, interest-earning assets with maturities and/or repricing dates over five years may include significant rate risk and market value of equity concerns in the event of significant interest rate increases.

        SAVB continues to be asset-sensitive within the 90 day and one year time frame which usually means that if rates increase then net interest income and the net interest margin increase and if rates decrease then net interest income and the net interest margin decrease. However, over the past twelve months, interest rates have basically remained flat if not declined slightly, and the net interest margin increased in the first six months of 2012 compared to the same period in 2011. During the first six months of 2012 compared to the same period in 2011 the decline in SAVB's cost of interest-bearing deposits more than offset the decline in the yield on interest-earning assets. Net interest income and the net interest margin increased during 2011 compared to 2010. SAVB's cost of interest-bearing deposits has declined significantly while the yield on interest-earning assets has remained relatively flat during 2011 compared to 2010.

        SAVB has implemented various strategies to reduce its asset-sensitive position, primarily through the increased use of fixed rate loans, interest rate floors on variable rate loans and short maturity funding sources. In the past, SAVB also utilized hedging strategies such as interest rate floors, collars and swaps. These actions have reduced SAVB's exposure to falling interest rates. The amounts in other comprehensive income related to the terminated derivative transactions were reclassified into earnings over the remaining lives of the original hedged transactions, all of which expired in 2010.

        Management monitors interest rate risk quarterly using rate-sensitivity forecasting models and other balance sheet analytical reports. If and when projected interest rate risk exposures are outside of policy tolerances or desired positions, specific strategies to return interest rate risk exposures to desired levels are developed by management, approved by the Asset-Liability Committee and reported to the boards of directors of SAVB, The Savannah Bank and Bryan Bank.

 Table 8—Cash Flow/Maturity Gap and Repricing Data as of June 30, 2012

        The following is the cash flow/maturity and repricing data for SAVB as of June 30, 2012:

($ in thousands)	Immediate	0 - 3 months	3 - 12 Months	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest-earning assets
Investment securities	$—	$8,456	$14,723	$25,456	$16,499	$21,531	$86,665
Federal funds sold	340	—	—	—	—	—	340
Interest-bearing deposits	80,447	—	1,941	1,675	—	—	84,063
Loans—fixed rates	—	115,078	144,803	169,118	30,802	16,417	476,218
Loans—variable rates	—	211,039	7,183	574	264	651	219,711

Total interest-earnings assets	80,787	334,573	168,650	196,823	47,565	38,599	866,997

Interest-bearing liabilities
NOW and savings	—	8,650	17,299	43,248	51,897	51,898	172,992
Money market accounts	—	59,124	74,896	42,798	64,197	—	241,015
Time deposits	—	85,706	127,860	47,556	14,528	299	275,949
Short-term borrowings	15,405	—	—	—	—	—	15,405
Other borrowings	—	7,847	—	—	—	—	7,847
FHLB advances	—	—	6	3,011	11	10,122	13,150
Subordinated debt	—	10,310	—	—	—	—	10,310

Total interest-bearing liabilities	15,405	171,637	220,061	136,613	130,633	62,319	736,668

Gap-Excess assets (liabilities)	65,382	162,936	(51,411)	60,210	(83,068)	(23,720)	130,329

Gap-Cumulative	$65,382	$228,318	$176,907	$237,117	$154,049	$130,329	$130,329

Cumulative sensitivity ratio*	5.24	2.22	1.43	1.44	1.23	1.18	1.18

*
Cumulative interest-earning assets / cumulative interest-bearing liabilities

 Table 9—Cash Flow/Maturity Gap and Repricing Data as of December 31, 2011

        The following is the cash flow/maturity and repricing data for SAVB as of December 31, 2011:

($ in thousands)	Immediate	0 - 3 Months	3 - 12 Months	1 - 3 Years	3 - 5 Years	Over 5 Years	Total
Interest-earning assets
Investment securities	$—	$9,210	$15,247	$23,959	$16,956	$18,281	$83,653
Federal funds sold	535	—	—	—	—	—	535
Interest-bearing deposits	80,800	—	222	695	—	—	81,717
Loans—fixed rates	—	116,408	148,433	169,148	31,355	22,316	487,660
Loans—variable rates	—	224,990	9,637	1,822	238	664	237,351

Total interest-earning assets	81,335	350,608	173,539	195,624	48,549	41,261	890,916

Interest-bearing liabilities
NOW and savings**	—	8,390	16,778	41,944	50,333	50,333	167,778
Money market accounts**	—	65,511	78,142	44,653	66,979	—	255,285
Time deposits	—	71,215	162,810	59,282	23,357	263	316,927
Short-term borrowings	14,384	—	—	—	—	—	14,384
Other borrowings	—	2,860	5,721	—	—	—	8,581
FHLB Atlanta advances	—	—	3,504	3,011	11	10,127	16,653
Subordinated debt	—	10,310	—	—	—	—	10,310

Total interest-bearing liabilities	14,384	158,286	266,955	148,890	140,680	60,723	789,918

GAP-Excess assets (liabilities)	66,951	192,322	(93,416)	46,734	(92,131)	(19,462)	100,998

GAP-Cumulative	$66,951	$259,273	$165,857	$212,591	$120,460	$100,998	$100,998

Cumulative sensitivity ratio*	5.65	2.50	1.38	1.36	1.17	1.13	1.13

*
Cumulative interest-earning assets / cumulative interest-bearing liabilities

**
Repricing of NOW, savings and local money market accounts based on estimated percentages of market interest rate changes.

Note—At December 31, 2011 SAVB had unfunded loan commitments and unfunded lines of credit totaling $72 million. SAVB believes the likelihood of these commitments either being totally funded or funded at the same time is low. However, should a significant funding requirement occur, SAVB has available borrowing capacity from the FHLB Atlanta of $90 million. Additionally, further sources of funding include FRB advances and certain other non-local deposits.

 Table 10—Average Balance Sheet and Rate/Volume Analysis—Second Quarter, 2012 and 2011

        The following table presents consolidated average balances of SAVB, the taxable-equivalent interest earned and the interest paid during the second quarter of 2012 and 2011.

					Taxable- Equivalent Interest(b)
Average Balance		Average Rate						(a)Variance Attributable to
QTD 06/30/12	QTD 06/30/11	QTD 06/30/12	QTD 06/30/11		QTD 06/30/12	QTD 06/30/11
							Variance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$82,750	$35,785	0.29	0.30	Interest-bearing deposits	$59	$27	$32	$(1)	$33
74,084	108,408	2.56	2.85	Investments—taxable(d)	472	770	(298)	(78)	(220)
5,788	6,361	4.44	4.48	Investments—non-taxable(d)	64	71	(7)	(1)	(6)
670	595	0.00	0.67	Federal funds sold	—	1	(1)	(1)	—
703,574	777,167	5.41	5.48	Loans(c)	9,493	10,623	(1,130)	(136)	(994)
866,866	928,316	4.67	4.97	Total interest-earning assets	10,088	11,492	(1,404)	(217)	(1,187)

88,376	90,008			Noninterest-earning assets

$955,242	$1,018,324			Total assets

				Liabilities and equity
				Deposits
$145,104	$40,593	0.16	0.29	NOW accounts	58	100	(42)	(46)	4
22,569	21,169	0.07	0.15	Savings accounts	4	8	(4)	(4)	—
217,110	235,375	0.86	1.11	Money market accounts	466	654	(188)	(147)	(41)
27,629	40,527	0.29	0.51	MMA—institutional	20	52	(32)	(22)	(10)
127,794	163,689	1.16	1.61	Time deposits, $100M or more	368	657	(289)	(184)	(105)
41,608	43,599	0.72	0.81	Time deposits, broker	75	88	(13)	(10)	(3)
116,190	141,114	1.15	1.49	Other time deposits	332	523	(191)	(120)	(71)

698,004	786,066	0.76	1.06	Total interest-bearing deposits	1,323	2,082	(759)	(532)	(227)
24,337	23,545	2.79	3.49	Short-term/other borrowings	169	205	(36)	(41)	5
14,266	14,788	2.05	2.33	FHLB Atlanta advances	73	86	(13)	(10)	(3)
10,310	10,310	3.11	2.96	Subordinated debt	80	76	4	4	—

746,917	834,709	0.88	1.18	Total interest-bearing liabilities	1,645	2,449	(804)	(579)	(225)

120,532	93,049			Noninterest-bearing deposits
3,730	4,529			Other liabilities
84,063	86,037			Shareholders' equity

$955,242	$1,018,324			Liabilities and equity

		3.79	3.79	Interest rate spread

		3.91	3.91	Net interest margin

				Net interest income	$8,443	$9,043	$(600)	$362	$(962)

$119,949	$93,607			Net earning assets

$818,536	$879,115			Average deposits

		0.65	0.95	Average cost of deposits

86%	88%			Average loan to deposit ratio(c)

(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)
The taxable equivalent adjustment of $8 in the second quarter of 2012 and 2011 results from tax exempt income less non-deductible TEFRA interest expense.

(c)
Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

(d)
Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

 Table 11—Average Balance Sheet and Rate/Volume Analysis—First Six Months, 2012 and 2011

        The following table presents consolidated average balances of SAVB, the taxable-equivalent interest earned and the interest paid during the first six months of 2012 and 2011.

					Taxable- Equivalent Interest(b)
Average Balance		Average Rate						(a)Variance Attributable to
YTD 06/30/12	YTD 06/30/11	YTD 06/30/12	YTD 06/30/11		YTD 06/30/12	YTD 06/30/11
							Variance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$81,249	$38,678	0.26	0.31	Interest-bearing deposits	$107	$59	$48	$(10)	$58
74,776	116,911	2.55	2.72	Investments—taxable(d)	950	1,576	(626)	(99)	(527)
5,809	6,627	4.42	4.41	Investments—non-taxable(d)	128	145	(17)	—	(17)
586	647	0.34	0.62	Federal funds sold	1	2	(1)	(1)	—
710,148	782,364	5.46	5.50	Loans(c)	19,338	21,323	(1,985)	(156)	(1,829)
872,568	945,227	4.72	4.93	Total interest-earning assets	20,524	23,105	(2,581)	(265)	(2,316)

92,523	90,967			Noninterest-earning assets

$965,091	$1,036,194			Total assets

				Liabilities and equity
				Deposits
$143,772	$139,955	0.17	0.31	NOW accounts	120	212	(92)	(98)	6
21,750	20,761	0.07	0.18	Savings accounts	8	19	(11)	(11)	—
220,472	235,342	0.90	1.19	Money market accounts	988	1,388	(400)	(340)	(60)
29,826	41,316	0.30	0.53	MMA—institutional	44	109	(65)	(47)	(18)
132,963	170,933	1.21	1.66	Time deposits, $100M or more	800	1,408	(608)	(384)	(224)
44,646	46,549	0.74	0.84	Time deposits, broker	165	194	(29)	(23)	(6)
119,025	148,428	1.19	1.54	Other time deposits	709	1,135	(426)	(259)	(167)

712,454	803,284	0.80	1.12	Total interest-bearing deposits	2,834	4,465	(1,631)	(1,163)	(468)
23,463	24,472	2.99	3.46	Short-term/other borrowings	350	420	(70)	(57)	(13)
15,460	15,243	2.04	2.32	FHLB Atlanta advances	157	175	(18)	(21)	3
10,310	10,310	3.15	2.93	Subordinated debt	162	150	12	11	1
761,687	853,309	0.92	1.23	Total interest-bearing liabilities	3,503	5,210	(1,707)	(1,230)	(477)

115,137	92,366			Noninterest-bearing deposits
3,652	3,797			Other liabilities
84,615	86,722			Shareholders' equity

$965,091	$1,036,194			Liabilities and equity

		3.80	3.70	Interest rate spread

		3.91	3.82	Net interest margin

				Net interest income	$17,021	$17,895	$(874)	$965	$(1,839)

$110,881	$91,918			Net earning assets

$827,591	$895,650			Average deposits

		0.69	1.01	Average cost of deposits

86%	87%			Average loan to deposit ratio(c)

(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)
The taxable equivalent adjustment of $16 in the first six months of 2012 and 2011 results from tax exempt income less non-deductible TEFRA interest expense.

(c)
Average nonaccruing loans have been excluded from total average loans and categorized in noninterest-earning assets.

(d)
Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

 Table 12—Average Balance Sheet and Rate/Volume Analysis—2011 and 2010

        The following table presents average balances of SAVB, The Savannah Bank and Bryan Bank on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2011 and 2010.

Average Balance		Average Rate			Taxable-Equivalent Interest(b)			(a)Variance Attributable to
2011	2010	2011	2010		2011	2010	Variance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$44,791	$50,461	0.28	0.29	Interest-bearing deposits	$127	$147	$(20)	$(5)	$(15)
100,889	104,367	2.72	2.35	Investments—taxable(d)	2,745	2,456	289	386	(97)
6,177	7,386	4.42	4.45	Investments—non-taxable(d)	273	329	(56)	(2)	(54)
556	6,738	0.54	0.30	Federal funds sold	3	20	(17)	40	(57)
765,641	810,484	5.48	5.55	Loans(c)	41,947	45,009	(3,062)	(567)	(2,495)
918,054	979,436	4.91	4.90	Total interest-earning assets	45,095	47,961	(2,866)	(148)	(2,718)

94,397	99,028			Noninterest-earning assets

$1,012,451	$1,078,464			Total assets

				Liabilities and equity
				Deposits
$138,393	$125,994	0.27	0.36	NOW accounts	374	450	(76)	(113)	37
20,738	18,402	0.14	0.39	Savings accounts	29	71	(42)	(46)	4
230,959	199,331	1.12	1.49	Money market accounts	2,595	2,974	(379)	(738)	359
39,396	54,927	0.43	0.83	MMA—institutional	169	456	(287)	(220)	(67)
158,419	185,505	1.56	2.20	CDs, $100M or more	2,470	4,081	(1,611)	(1,187)	(424)
49,036	86,523	0.76	1.01	CDs, broker	374	877	(503)	(216)	(287)
137,817	169,395	1.45	2.10	Other time deposits	2,005	3,551	(1,546)	(1,101)	(445)

774,758	840,077	1.03	1.48	Total interest-bearing deposits	8,016	12,460	(4,444)	(3,621)	(823)
24,490	30,609	3.35	3.72	Short-term/other borrowings	821	1,138	(317)	(113)	(204)
16,809	21,221	2.07	2.16	FHLB Atlanta advances	348	458	(110)	(19)	(91)
10,310	10,310	2.94	2.97	Subordinated debt	303	306	(3)	(3)	—

826,367	902,217	1.15	1.59	Total interest-bearing liabilities	9,488	14,362	(4,874)	(3,757)	(1,117)

95,468	86,458			Noninterest-bearing deposits
3,921	5,470			Other liabilities
86,695	84,319			Shareholders' equity

$1,012,451	$1,078,464			Liabilities and equity

		3.76	3.31	Interest rate spread

		3.88	3.43	Net interest margin

				Net interest income	$35,607	$33,599	$2,008	$3,609	$(1,601)

$91,687	$77,219			Net earning assets

$870,226	$926,535			Average deposits

		0.92	1.34	Average cost of deposits

88%	87%			Average loan to deposit ratio

(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)
The taxable equivalent adjustment of $32 in 2011 and in 2010 results from tax exempt income less non-deductible TEFRA interest expense.

(c)
Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

(d)
Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

 Table 13—Average Balance Sheet and Rate/Volume Analysis—2010 and 2009

        The following table presents average balances of SAVB, The Savannah Bank and Bryan Bank on a consolidated basis, the taxable-equivalent interest earned and the rate paid thereon during 2010 and 2009.

Average Balance		Average Rate			Taxable-Equivalent Interest(b)			(a)Variance Attributable to
2010	2009	2010	2009		2010	2009	Variance	Rate	Volume
($ in thousands)		(%)			($ in thousands)			($ in thousands)
				Assets
$50,461	$5,963	0.29	0.75	Interest-bearing deposits	$147	$45	$102	$(27)	$129
104,367	77,844	2.35	4.20	Investments—taxable(d)	2,456	3,273	(817)	(1,440)	623
7,386	3,438	4.45	4.94	Investments—non-taxable(d)	329	170	159	(17)	176
6,738	7,339	0.30	0.25	Federal funds sold	20	18	2	4	(2)
810,484	841,033	5.55	5.60	Loans(c)	45,009	47,089	(2,080)	(421)	(1,659)
979,436	935,617	4.90	5.41	Total interest-earning assets	47,961	50,595	(2,634)	(1,901)	(733)

99,028	82,853			Noninterest-earning assets

$1,078,464	$1,018,470			Total assets

				Liabilities and equity
				Deposits
$125,994	$123,715	0.36	0.46	NOW accounts	450	572	(122)	(124)	2
18,402	16,071	0.39	0.65	Savings accounts	71	104	(33)	(42)	9
199,331	131,402	1.49	1.74	Money market accounts	2,974	2,281	693	(329)	1,022
54,927	86,044	0.83	1.48	MMA—institutional	456	1,272	(816)	(559)	(257)
185,505	157,923	2.20	3.32	CDs, $100M or more	4,081	5,239	(1,158)	(1,769)	611
86,523	117,120	1.01	2.01	CDs, broker	877	2,356	(1,479)	(1,171)	(308)
169,395	145,488	2.10	3.18	Other time deposits	3,551	4,630	(1,079)	(1,571)	492

840,077	777,763	1.48	2.12	Total interest-bearing deposits	12,460	16,454	(3,994)	(5,564)	1,570
30,609	37,744	3.72	2.77	Short-term/other borrowings	1,138	1,045	93	359	(266)
21,221	23,913	2.16	1.66	FHLB Atlanta advances	458	397	61	120	(59)
10,310	10,310	2.97	3.51	Subordinated debt	306	362	(56)	(56)	—

902,217	849,730	1.59	2.15	Total interest-bearing liabilities	14,362	18,258	(3,896)	(5,142)	1,246

86,458	82,406			Noninterest-bearing deposits
5,470	6,530			Other liabilities
84,319	79,804			Shareholders' equity

$1,078,464	$1,018,470			Liabilities and equity

		3.31	3.26	Interest rate spread

		3.43	3.46	Net interest margin

				Net interest income	$33,599	$32,337	$1,262	$3,241	$(1,979)

$77,219	$85,887			Net earning assets

$926,535	$860,169			Average deposits

		1.34	1.91	Average cost of deposits

87%	98%			Average loan to deposit ratio

(a)
This table shows the changes in interest income and interest expense for the comparative periods based on either changes in average volume or changes in average rates for interest-earning assets and interest-bearing liabilities. Changes which are not solely due to rate changes or solely due to volume changes are attributed to volume.

(b)
The taxable equivalent adjustment of $32 in 2010 and in 2009 results from tax exempt income less non-deductible TEFRA interest expense.

(c)
Average nonaccruing loans have been excluded from total average loans and included in noninterest-earning assets.

(d)
Average investment securities do not include the unrealized gain/loss on available for sale investment securities.

Off-Balance Sheet Arrangements

        SAVB is a party to financial instruments with off-balance sheet risks in the normal course of business in order to meet the financing needs of its customers. At June 30, 2012, SAVB had unfunded commitments to extend credit of $67 million and outstanding letters of credit of $4 million. At

December 31, 2011, SAVB had unfunded commitments to extend credit of $72 million and outstanding letters of credit of $3.4 million.

        Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. SAVB uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Management does not anticipate that funding obligations arising from these financial instruments will adversely impact its ability to fund future loan growth or deposit withdrawals.

Table 14—Payment Obligations under Long-term Contracts

        The following table includes a breakdown of short-term and long-term payment obligations due under long-term contracts:

	Payments due by period
		Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
($ in thousands)	Total
Contractual obligations
FHLB Atlanta advances	$13,150	$—	$3,000	$—	$10,150
Subordinated debt	10,310	—	—	—	10,310
Operating leases—buildings	5,122	838	1,489	1,158	1,637
Information technology contracts	4,324	1,236	2,493	595	—

Total	$32,906	$2,074	$6,982	$1,753	$22,097

Market for Registrant's Common Equity and Related Shareholder Matters

        SAVB's common stock is traded on NASDAQ under the symbol SAVB. The quarterly high, low and closing stock trading prices for 2011 and 2010 are listed below. There were approximately 605 holders of record of SAVB common stock (the only class of equity securities currently issued and outstanding) and, according to information provided to SAVB, approximately 1,200 additional shareholders in street name through brokerage accounts at December 31, 2011.

	2011				2010
Closing Market Prices	Fourth	Third	Second	First	Fourth	Third	Second	First
High	$6.29	$7.58	$8.00	$8.00	$9.11	$10.05	$12.20	$11.09
Low	4.65	5.93	7.20	7.00	6.85	8.86	9.03	7.50
Close	4.95	6.00	7.41	7.35	7.00	9.30	9.76	10.61

LEGAL MATTERS

        The validity of the SCBT common stock to be issued in connection with the merger will be passed upon for SCBT by Wachtell, Lipton, Rosen & Katz (New York, New York). Certain U.S. federal income tax consequences relating to the merger will also be passed upon for SCBT by Wachtell, Lipton, Rosen & Katz (New York, New York) and for SAVB by Alston & Bird LLP (Atlanta, Georgia).

EXPERTS

SCBT

        The consolidated financial statements of SCBT Financial Corporation and subsidiary as of December 31, 2011 and 2010, and for each of the years in the three-year period ended December 31, 2011, and management's assessment of the effectiveness of internal control over financial reporting, have been incorporated by reference herein in reliance upon the reports of Dixon Hughes Goodman LLP, and upon the authority of said firm as experts in auditing and accounting.

SAVB

        The consolidated financial statements included in this proxy statement/prospectus, which were also provided in the Annual Report on Form 10-K of SAVB for the year ended December 31, 2011, have been so included in reliance on the report of Mauldin & Jenkins, LLC given on the authority of said firm as experts in auditing and accounting.

OTHER MATTERS

        No matters other than the matters described in this joint proxy statement/prospectus are anticipated to be presented for action at the special meeting or at any adjournment or postponement of the special meeting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS

SCBT

        Under the SEC rules, holders of SCBT common shares who wish to make a proposal to be included in SCBT's proxy statement and proxy for SCBT's 2012 annual meeting of shareholders must have caused such proposal to have been received by SCBT at its executive offices not later than November 16, 2012 if SCBT's 2013 annual meeting is held within 30 days of April 24, 2013. Such proposals will be subject to the requirements of the proxy rules adopted under the Exchange Act, SCBT's articles of incorporation and bylaws and South Carolina law.

        In order for shareholder proposals to be considered for presentation at SCBT's 2012 annual meeting, but not for inclusion in SCBT's proxy statement and form of proxy for that meeting, holders of SCBT common shares must deliver notice of such shareholder proposal to the secretary of SCBT no less than 45 days before such meeting.

SAVB

        If the merger is consummated, SAVB will not have public shareholders and there will be no public participation in any future meeting of shareholders. However, if the merger is not completed, SAVB expects to hold a 2013 annual meeting of shareholders, whereby some shareholder proposals may be eligible for inclusion in SAVB's 2013 proxy statement. Proposals of shareholders and director nominations, accompanied by relevant biographical information, to be presented at SAVB's 2013 annual meeting of shareholders must be received by SAVB on or before December 7, 2012 to be included in SAVB's proxy statement and form of proxy relating to its 2013 annual meeting of shareholders.

Proposals must comply with all applicable SEC rules, including the procedures prescribed in SEC Rule 14a-8 promulgated under the Exchange Act. SAVB's board of directors will review any proposals received by that date and will determine whether applicable requirements have been met for including the proposal in the 2013 proxy solicitation materials. Proposals and director nominees should be directed to The Savannah Bancorp, Inc., 25 Bull Street, P.O. Box, Savannah, Georgia 31402; Attention: Michael Harden, Jr., Chief Financial Officer. Any shareholder nominations or proposals not received by us by December 7, 2012 will be considered untimely and, if presented at the 2013 annual meeting of shareholders, the proxy holders will be able to exercise discretionary authority to vote on such proposal to the extent permitted by Rule 14a-4(c) under the Exchange Act.

 WHERE YOU CAN FIND MORE INFORMATION

        SCBT has filed with the SEC a registration statement under the Securities Act that registers the distribution to SAVB shareholders of the shares of SCBT common stock to be issued in connection with the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes the prospectus of SCBT in addition to being a proxy statement for SCBT and SAVB shareholders. The registration statement, including this joint proxy statement/prospectus and the attached exhibits and schedules, contains additional relevant information about SCBT and SCBT common stock.

        SCBT (File No. 001-12669) and SAVB (File No. 000-18560) also file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy this information at the Public Reference Room of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates, or from commercial document retrieval services.

        The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like SCBT and SAVB, who file electronically with the SEC. The address of the site is http://www.sec.gov. The reports and other information filed by SCBT with the SEC are also available at SCBT's website at http://www.scbtonline.com. The reports and other information filed by SAVB with the SEC are available at SAVB's website at http://www.savb.com. The web addresses of the SEC, SCBT and SAVB are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those web sites is not part of this joint proxy statement/prospectus.

        The SEC allows SCBT to incorporate by reference information in this joint proxy statement/prospectus. This means that SCBT can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this joint proxy statement/prospectus, except for any information that is superseded by information that is included directly in this joint proxy statement/prospectus.

        This joint proxy statement/prospectus incorporates by reference the documents listed below that SCBT previously filed with the SEC. They contain important information about SCBT and its financial condition.

SCBT SEC Filings (SEC File No. 001-12669; CIK No. 0000764038)	Period or Date Filed
Annual Report on Form 10-K	Year ended December 31, 2011
Proxy Statement on Schedule 14A	Filed on March 20, 2012
Quarterly Reports on Form 10-Q	Quarter ended March 31, 2012; and Quarter ended June 30, 2012
Current Reports on Form 8-K

Filed on January 27, 2012; February 1, 2012; March 13, 2012; March 23, 2012; April 18, 2012; April 25, 2012; April 26, 2012; April 27, 2012; May 15, 2012; June 11, 2012; July 27, 2012 (two filings); July 31, 2012; August 8, 2012; August 10, 2012; and September 19, 2012 (other than those portions of the documents not deemed to be filed)

The description of SCBT common stock set forth in a registration statement filed pursuant to Section 12 of the Exchange Act and any amendment or report filed for the purpose of updating those descriptions

Registration Statement on Form 8-A filed on March 8, 2004, as amended by Current Reports on Form 8-K filed on December 23, 2008; December 31, 2008; and January 16, 2009

        In addition, SCBT also incorporates by reference additional documents that it files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this joint proxy statement/prospectus and the later of the date of the SAVB special meeting and the date of the SCBT special meeting. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

        SCBT has supplied all information contained or incorporated by reference in this joint proxy statement/prospectus relating to SCBT, as well as all pro forma financial information, and SAVB has supplied all information relating to SAVB.

        Documents incorporated by reference are available from SCBT without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this joint proxy statement/prospectus. You can obtain documents incorporated by reference in this joint proxy statement/prospectus by requesting them in writing or by telephone from SCBT at the following address and phone number:

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201
Attention: Secretary
Telephone: (800) 277-2175

        SAVB shareholders requesting documents must do so by November 23, 2012 to receive them before the special meeting. You will not be charged for any of these documents that you request. If you request any incorporated documents from SCBT, SCBT will mail them to you by first class mail, or another equally prompt means, within one business day after receiving your request.

        If you have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting your shares of SAVB common stock, please contact Michael W. Harden, Jr., Chief Financial Officer:

25 Bull Street
Savannah, Georgia 31401
Telephone: (912) 629-6500

        SCBT has not authorized anyone to give any information or make any representation about the merger or SCBT that is different from, or in addition to, that contained in this joint proxy statement/prospectus or in any of the materials that have been incorporated in this joint proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this joint proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this joint proxy statement/prospectus does not extend to you. The information contained in this joint proxy statement/prospectus speaks only as of the date of this joint proxy statement/prospectus unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and between

SCBT FINANCIAL CORPORATION,

and

THE SAVANNAH BANCORP, INC.

Dated as of August 7, 2012

i

INDEX OF DEFINED TERMS

Section
Acquisition Proposal	6.9(a)
Advisory Board Member Agreement	6.11
Advisory Client	3.23(c)
Advisory Contract	3.23(b)
Advisory Entity	3.23(a)
Affiliate	3.25(a)
Agreement	Preamble
Alternative Transaction	6.9(b)
Articles of Merger	1.2
Balance Sheet	3.7
Balance Sheet Date	4.9, 3.7
Bank Merger	1.9
Bank Merger Certificates	1.9
BCA	1.1
Bryan	1.9
Business Day	9.9
Cancelled Shares	1.7(c)
Certificates	2.2(a)
Claim	6.7(a)
Closing	1.3
Closing Date	1.3
Code	Recitals
Company	Preamble
Company 401(k) Plan	6.5(c)
Company Adverse Recommendation Change	6.9(f)
Company Articles of Incorporation	3.1(a)
Company Bank Subsidiaries	1.9
Company Bank Subsidiary	1.9
Company Benefit Plans	3.11(a)
Company Board Recommendation	6.3(a)
Company Bylaws	3.1(a)
Company Common Stock	1.7(b)
Company Deferred Stock Plan	9.9
Company Deferred Stock Units	1.8(d)
Company Director	6.15
Company ESPP	9.9
Company Financial Statements	3.6(a)
Company Indemnified Party	6.7(a)
Company Intellectual Property	3.21(a)
Company Options	1.8(a)
Company Policies	3.19
Company Regulatory Agreement	3.15
Company Restricted Stock	1.8(c)
Company SEC Documents	3.5(b)
Company Shareholders Meeting	6.3(a)
Company Stock Plan	9.9
Company Subsidiaries	3.1(b)
Company Subsidiary	3.1(b)

Section
Company Termination Fee	8.3(a)
Confidentiality Agreement	9.9
Continuation Period	6.5(a)
Controlled Group Liability	9.9
Corporate Entity	9.9
Covered Employees	6.5(a)
CRA	3.13(c)
Delaware Courts	9.7(b)
Derivative Transactions	3.17
Disclosure Schedule	Article III
Effective Time	1.2
Employment Agreements	Recitals
End Date	9.9
Environmental Laws	3.18(a)
ERISA	3.11(a)
ERISA Affiliate	9.9
ESPP Options	1.8(b)
Exchange Act	4.7(b)
Exchange Agent	2.1
Exchange Agent Agreement	2.1
Exchange Fund	2.1
Exchange Ratio	1.7(b)
FDIC	3.1(a)
Federal Reserve	3.4
Form ADV	3.23(a)
Form S-4	6.3(c)
Formal Agreement	3.15
Formal Agreements	3.15
GAAP	3.6(a)
GBCC	1.1
Governmental Entity	3.4
Holders	2.2(a)
Intellectual Property	3.21(d)
Investment Advisers Act	3.23(d)
IRS	3.10(k)
Joint Proxy Statement	6.3(c)
Key Employees	Recitals
Knowledge	9.9
Law	9.9
Laws	9.9
LBC	6.14
Leased Premises	3.20(b)
Letter of Transmittal	2.2(a)
Lien	3.1(b)
Loan Documentation	3.24(a)
Loan Tape	3.24(b)
Loans	3.24(a)
Material Adverse Effect	9.9
Material Contract	3.14(a)
Materially Burdensome Regulatory Condition	6.1(a)

v

Section
Maximum Amount	6.7(c)
Merger	Recitals
Merger Consideration	1.7(b)
Multiemployer Plan	3.11(h)
Multiple Employer Plan	3.11(h)
NASDAQ	3.4
Obligor	3.24(a)
OCC	3.4
Owned Real Property	3.20(a)
Parent	Preamble
Parent Balance Sheet	4.9
Parent Bank	1.9
Parent Board Recommendation	6.3(b)
Parent Capitalization Date	4.2
Parent Common Stock	1.7(a)
Parent Deferred Stock Unit	1.8(d)
Parent Disclosure Schedule	Article IV
Parent Intellectual Property	4.14(a)
Parent Material Adverse Effect	9.9
Parent Options	4.2
Parent SEC Reports	4.7(b)
Parent Share Value	9.9
Parent Shareholder Approval	4.3(a)
Parent Shareholders Meeting	6.3(b)
Parent Termination Fee	8.3(c)
parties	9.9
party	9.9
Permitted Encumbrances	3.20(b)
Person	9.9
Personal Property	3.20(f)
Qualified Plans	3.11(f)
Real Property Leases	3.20(a)
Regulatory Agencies	3.5(a)
Regulatory Approvals	6.1(a)
Reports	3.5(a)
Representative	6.9(a)
Requisite Shareholder Approval	3.3(a)
Salary Continuation Period	6.5(a)
Sarbanes-Oxley Act	3.6(d)
Savannah Bank	1.9
SEC	4.7(b)
Securities Act	3.2
Subsidiary	3.1(b)
Subsidiary Plan of Merger	1.9
Superior Proposal	6.9(d)
Surviving Corporation	Recitals
Takeover Provisions	3.26
Tax	9.9
Tax Return	9.9
Taxes	9.9

Section
Tenant Leases	3.20(a)
Voting and Support Agreement	Recitals
Voting and Support Agreements	Recitals
Voting Debt	3.2

AGREEMENT AND PLAN OF MERGER

        Agreement and Plan of Merger (this "Agreement"), dated as of August 7, 2012, by and between The Savannah Bancorp, Inc., a Georgia corporation ("Company") and SCBT Financial Corporation, a South Carolina corporation ("Parent"). Certain capitalized terms have the meanings given to such terms in Article IX.

RECITALS

        A.    WHEREAS, the boards of directors of Company and Parent have determined that it is advisable and in the best interests of their respective companies and their respective shareholders to consummate the strategic business combination transaction provided for in this Agreement in which Company will, on the terms and subject to the conditions set forth in this Agreement, merge with and into Parent (the "Merger"), with Parent as the surviving corporation in the Merger (sometimes referred to in such capacity as the "Surviving Corporation"); and

        B.    WHEREAS, the boards of directors of Company and Parent have adopted this Agreement and the transactions contemplated hereby, including the Merger, and the board of directors of Company has resolved to recommend that the shareholders of Company approve this Agreement and the transactions contemplated hereby, including the Merger; and

        C.    WHEREAS, each of the directors and officers of Company listed on Schedule A hereto has simultaneously herewith entered into a Voting and Support Agreement substantially in the form attached hereto as Exhibit A (each, a "Voting and Support Agreement" and, collectively, the "Voting and Support Agreements") in connection with the Merger; and

        D.    WHEREAS, the parties intend that for federal income Tax purposes the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement shall constitute a "plan of reorganization" for purposes of Sections 354 and 361 of the Code; and

        E.    WHEREAS, simultaneously with the execution of this Agreement, each of the individuals listed on Schedule B hereto (the Key Employees") is entering into a new employment agreement with Parent (the "Employment Agreements"), dated as of the date hereof, to be effective as of (and subject to the occurrence of) the Closing.

        F.     WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

AGREEMENT

        NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and for other good and valuable consideration, and intending to be legally bound, the parties hereto agree as follows:

ARTICLE I
THE MERGER

        1.1    The Merger.     Subject to the terms and conditions of this Agreement, in accordance with the Georgia Business Corporation Code, as amended (the "GBCC") and the South Carolina Business Corporation Act of 1988, as amended (the "BCA"), at the Effective Time, Company shall merge with and into Parent. Parent shall be the Surviving Corporation in the Merger and shall continue its corporate existence under the laws of the State of South Carolina. As of the Effective Time, the separate corporate existence of Company shall cease.

        1.2    Effective Time.     The Merger shall become effective upon filing of the Articles of Merger (as set forth in Section 14-2-1105 of the GBCC and Section 33-11-105 of the BCA, the "Articles of Merger") with the Secretary of State of the State of Georgia and the Secretary of State of the State of

South Carolina, respectively. The term "Effective Time" shall be the date and time when the Merger becomes effective as set forth in the Articles of Merger.

        1.3    Closing.     On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the "Closing") shall take place at 10:00 a.m., New York City time, at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, New York, on a date no later than three (3) Business Days after the satisfaction or waiver (subject to applicable Law) of the latest to occur of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied or waived at the Closing, but subject to the satisfaction of such conditions and the continued satisfaction or waiver of all other conditions set forth in Article VII), or such other date as mutually agreed to by the parties (the "Closing Date").

        1.4    Articles of Incorporation and Bylaws of the Surviving Corporation; Directors and Officers.     At the Effective Time, the articles of incorporation and bylaws of Parent in effect immediately prior to the Effective Time shall be the articles of incorporation and bylaws of the Surviving Corporation until thereafter amended in accordance with applicable Law. The directors and officers of Parent in office immediately prior to the Effective Time, together with such additional persons as may thereafter be elected, shall serve as the directors and officers, respectively, of the Surviving Corporation from and after the Effective Time in accordance with the bylaws of the Surviving Corporation.

        1.5    Tax Consequences.     It is intended that the Merger shall qualify as a "reorganization" within the meaning of Section 368(a) of the Code, and that this Agreement shall constitute, and is hereby adopted as, a "plan of reorganization" for purposes of Sections 354 and 361 of the Code. From and after the date of this Agreement and until the Closing Date, each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any action, cause any action to be taken, fail to take any action or cause any action not to be taken, which action or failure to act could reasonably be expected to prevent the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        1.6    Effects of the Merger.     At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and in the relevant provisions of the GBCC and the BCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Company shall vest in Surviving Corporation, and all debts, liabilities and duties of Company shall become the debts, liabilities and duties of Surviving Corporation.

        1.7    Conversion of Stock.     At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Company or the holder of any of the following securities:

          (a)    No Effect on Parent Common Stock.    Each share of the common stock, par value $2.50 per share, of Parent ("Parent Common Stock") outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall not be affected by the Merger.

          (b)    Conversion of Company Common Stock.    Each share of the common stock, par value $1.00 per share, of Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares) shall be converted into the right to receive 0.2503 shares (the "Exchange Ratio"), subject to adjustment in accordance with Section 1.7(d), of validly issued, fully paid and nonassessable shares of Parent Common Stock (together with any cash in lieu of fractional shares of Parent Common Stock to be paid pursuant to Section 2.2(f), the "Merger Consideration").

          (c)    Cancellation of Certain Shares of Company Stock.    All shares of Company Common Stock issued and outstanding immediately prior to the Effective Time that are owned directly by Parent or Company (other than (i) shares held in trust accounts, managed accounts and the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties and (ii) shares held, directly or indirectly, by Parent or Company in respect of a debt previously contracted) shall be cancelled and shall cease to exist and no Merger Consideration or other consideration shall be delivered in exchange therefor (such cancelled shares, the "Cancelled Shares").

          (d)    Adjustments to Prevent Dilution.    If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of Parent or Company, respectively, shall occur (or for which the relevant record date will occur) as a result of any reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination or readjustment of shares, or any stock dividend or stock distribution with a record date during such period, an appropriate and proportionate adjustment shall be made to the Merger Consideration, the Exchange Ratio and other dependent items, as applicable.

        1.8    Company Options; Company ESPP; Company Restricted Stock; Company Deferred Stock Units.

          (a)   Notwithstanding anything to the contrary in a Company Stock Plan or in any individual award agreement, no more than thirty (30) days prior to the Effective Time, the board of directors of the Company (or, if appropriate, any committee administering the Company Stock Plans) shall take all necessary or appropriate actions, including the conditional vesting of unvested outstanding stock options (conditioned on the consummation of the Merger) granted pursuant to a Company Stock Plan (the "Company Options"), to provide that the outstanding Company Options may be exercised prior to the Effective Time as per the terms of the applicable Company Stock Plan, with any exercise of Company Options for which vesting was accelerated in connection with the consummation of the Merger to be subject to the consummation of the Merger. Each Company Option which is not so exercised and which remains issued and outstanding immediately prior to the Effective Time (whether or not then vested) shall be converted into an obligation of Parent to pay (or cause to be paid) and a right of the holder to receive, in full satisfaction of any rights in respect of the Company Option, cash in an amount equal to the product of (A) the excess, if any, of the closing price per share of Company Common Stock immediately prior to the Effective Time over the per-share exercise price of such Company Option, and (B) the number of shares of Company Common Stock subject to such Company Option, less any income or employment tax withholding required under the Code or any provision of applicable Law. In the event that the product obtained by such calculation with respect to a Company Option is zero or a negative number, then such Company Option shall, immediately prior to the Effective Time, be canceled for no consideration. The amount determined in accordance with the foregoing shall be paid to the applicable holder of a Company Option as soon as reasonably practicable following the Closing Date and in no event later than thirty (30) days following the Closing Date.

          (b)   As soon as practicable following the date of this Agreement, the board of directors of Company shall take all necessary or appropriate actions with respect to the Company ESPP to provide that (i) the Exercise Date for the Offer Period (as such terms are defined in the Company ESPP) that is in effect as of the date of the Effective Time shall occur on or before the last trading day prior to the Effective Time, (ii) all Options (as defined in the Company ESPP and referenced herein as "ESPP Options") issued and outstanding under the Company ESPP on such Exercise Date will be automatically exercised on such Exercise Date, (iii) the shares of Company Common Stock issued pursuant to the exercise of such ESPP Options shall be treated in the manner described in Section 1.7(b), (iv) no new Offer Period shall be commenced on or after the date of this Agreement, (v) participants in the Company ESPP are prohibited from altering their payroll deduction from those in effect on the date of this Agreement (other than to discontinue participation in the Company ESPP in accordance with the terms and conditions of the Company ESPP), (vi) the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase shares of Company Common Stock in accordance with the terms and conditions of the Company ESPP, be refunded to such participant as promptly as practicable following the Effective Time

  (without interest), and (vii) the Company ESPP shall terminate on the Exercise Date set forth in subsection (i) hereof and no participant in the Company ESPP shall have any rights thereafter to acquire, or other rights in respect of, the capital stock of the Company or of Parent pursuant to the Company ESPP.

          (c)   At the Effective Time, each Share subject to restrictions on transfer and/or forfeiture granted under a Company Stock Plan otherwise (the "Company Restricted Stock") that is issued and outstanding immediately prior to the Effective Time shall become fully vested and shall be converted automatically into and shall thereafter represent the right to receive the Merger Consideration, less any income or employment tax withholding required under the Code or any provision of applicable Law, in accordance with Section 1.7.

          (d)   Prior to the Effective Time, Company shall take all necessary or appropriate actions with respect to the Company Deferred Stock Plan to provide that, without any action on the part of Parent, Company or any participant in the Company Deferred Stock Plan, as of the Effective Time, all amounts held in participant accounts and denominated in Company Common Stock under the Company Deferred Stock Plan ("Company Deferred Stock Units") shall be converted into rights with respect to a number of shares of Parent Common Stock that is equal to the number of Company Deferred Stock Units immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded to the nearest whole share) ("Parent Deferred Stock Units"), and otherwise on the same terms and conditions (including applicable deferral provisions) as applied to such Company Deferred Stock Units immediately prior to the Effective Time. The obligations in respect of the Parent Deferred Stock Units shall be payable or distributable in accordance with the terms of the Company Deferred Stock Plan. As of the Effective Time, Parent shall assume the obligations and succeed to the rights of Company under the Company Deferred Stock Plan with respect to the Company Deferred Stock Units (as converted into Parent Deferred Stock Units). Company and Parent agree that prior to the Effective Time, Company shall amend the Company Deferred Stock Plan to reflect the transactions contemplated by this Agreement, including the conversion of the Company Deferred Stock Units as described herein and the substitution of Parent for Company thereunder to the extent appropriate to effectuate the assumption of such Company Deferred Stock Plan by Parent.

          (e)   Prior to the Effective Time, the board of directors of Company (or, if appropriate, any committee administering the Company Stock Plans, the Company Deferred Stock Plan or the Company ESPP) shall adopt such resolutions or take such other actions as may be required to effect the transactions described in this Section 1.8. In addition, prior to the Effective Time, Company shall deliver all necessary or appropriate notices to each holder of Company Options or Company Restricted Stock or any participant in the Company ESPP or Company Deferred Stock Plan, setting forth each holder's or participant's rights pursuant to this Section 1.8.

        1.9    Bank Merger.     Immediately following the Effective Time, (i) The Savannah Bank, N.A., a national banking association and wholly owned subsidiary of Company ("Savannah Bank") and (ii) Bryan Bank & Trust, a Georgia banking corporation and wholly owned subsidiary of Company ("Bryan", and Savannah Bank and Bryan, each a "Company Bank Subsidiary," and together the "Company Bank Subsidiaries"), will merge (the "Bank Merger") with and into SCBT, a South Carolina banking corporation and wholly owned subsidiary of Parent ("Parent Bank"). Parent Bank shall be the surviving entity in the Bank Merger and shall continue its corporate existence under the name "SCBT", and, following the Bank Merger, the separate corporate existence of each of the Company Bank Subsidiaries shall cease. The parties agree that the Bank Merger shall become effective immediately after the Effective Time. The Bank Merger shall be implemented pursuant to a subsidiary plan of merger, in a form to be specified by Parent in consultation with Company (the "Subsidiary Plan of Merger"). In order to obtain the necessary Regulatory Approvals for the Bank Merger, the parties hereto shall cause the following to be accomplished prior to the filing of applications for such

Regulatory Approvals: (x) Company shall cause each of the Company Bank Subsidiaries to approve the Subsidiary Plan of Merger; Company, as the sole shareholder of each of the Company Bank Subsidiaries, shall approve the Subsidiary Plan of Merger; and Company shall cause the Subsidiary Plan of Merger to be duly executed by each of the Company Bank Subsidiaries and delivered to Parent and (y) Parent shall cause Parent Bank to approve the Subsidiary Plan of Merger; Parent, as the sole shareholder of Parent Bank, shall approve the Subsidiary Plan of Merger; and Parent shall cause Parent Bank to duly execute and deliver the Subsidiary Plan of Merger to Company. Prior to the Effective Time, Company shall cause each of the Company Bank Subsidiaries, and Parent shall cause Parent Bank, to execute such certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective ("Bank Merger Certificates") immediately after the Effective Time.

ARTICLE II
DELIVERY OF MERGER CONSIDERATION

        2.1    Deposit of Merger Consideration.

          (a)   Promptly after the Effective Time, Parent shall make available to a bank or trust company selected by Parent and reasonably acceptable to Company (the "Exchange Agent") pursuant to an agreement entered into prior to the Closing (the "Exchange Agent Agreement"), for exchange in accordance with this Article II (a) the number of shares of Parent Common Stock sufficient to deliver aggregate Merger Consideration, and (b) to the extent then determinable, any cash payable in lieu of fractional shares pursuant to Section 2.2(f) (collectively, the "Exchange Fund"), and Parent shall instruct the Exchange Agent to timely deliver the Merger Consideration.

          (b)   Parent shall take all actions necessary so that, no later than thirty (30) days after the Effective Time, Company shall pay or cause to be paid to each holder of Company Options granted under any Company Stock Plan the amounts to which such holder is entitled as determined in accordance with Section 1.8(a) through Company's or applicable Company Subsidiary's payroll, unless alternative arrangements are specified by a holder that is no longer able to receive such payment through Company's or applicable Company Subsidiary's payroll system, to the extent permitted thereby. In the event that Company has insufficient cash to make such payment to each holder of Company Options, Parent shall pay such amounts or provide to Company sufficient cash to pay such amounts.

        2.2    Delivery of Merger Consideration.

          (a)   As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record immediately prior to the Effective Time (collectively, the "Holders") of certificates representing shares of Company Common Stock ("Certificates") that were converted into the right to receive the Merger Consideration pursuant to Section 1.7 (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to Certificate(s) shall pass, only upon delivery of Certificate(s) (or affidavits of loss in lieu of such Certificate(s)) to the Exchange Agent and shall be substantially in such form and have such other provisions as shall be reasonably prescribed by the Exchange Agent and Parent) (the "Letter of Transmittal") and (ii) instructions for use in surrendering Certificate(s) in exchange for the Merger Consideration upon surrender of such Certificate(s) and any dividends or distributions to which such Holder is entitled pursuant to Section 2.2(c).

          (b)   Upon surrender to the Exchange Agent of its Certificate(s), accompanied by a properly completed Letter of Transmittal, a Holder of Company Common Stock shall be entitled to receive, promptly after the Effective Time, the Merger Consideration in respect of the shares of Company Common Stock represented by its Certificate(s). Until so surrendered, each such Certificate shall represent after the Effective Time, for all purposes, only the right to receive, without interest, the Merger Consideration upon surrender of such Certificate in accordance with, and any dividends or distributions to which such Holder is entitled pursuant to, this Article II.

          (c)   No dividends or other distributions with respect to Parent Common Stock shall be paid to the Holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, in each case unless and until the surrender of such Certificate in accordance with this Article II. Subject to the effect of applicable abandoned property, escheat or similar Laws, following surrender of any such Certificate in accordance with this Article II, the Holder thereof shall be entitled to receive, without interest, (i) the amount of dividends or other distributions with a record date after the Effective Time theretofore payable with respect to the whole shares of Parent Common Stock represented by such Certificate and not paid and/or (ii) at the appropriate payment date, the amount of dividends or other distributions payable with respect to whole shares of Parent Common Stock represented by such Certificate with a record date after the Effective Time (but before such surrender date) and with a payment date subsequent to the issuance of the Parent Common Stock issuable with respect to such Certificate.

          (d)   In the event of a transfer of ownership of a Certificate representing Company Common Stock that is not registered in the stock transfer records of Company, the Merger Consideration shall be delivered in exchange therefor to a Person other than the Person in whose name the Certificate so surrendered is registered if the Certificate formerly representing such Company Common Stock shall be properly endorsed or otherwise be in proper form for transfer and the Person requesting such payment or issuance shall pay any transfer or other similar Taxes required by reason of the payment or issuance to a Person other than the registered Holder of the Certificate or establish to the satisfaction of Parent that the Tax has been paid or is not applicable. The Exchange Agent (or, subsequent to the first anniversary of the Effective Time, Parent) shall be entitled to deduct and withhold from any portion of the Merger Consideration such amounts as the Exchange Agent or Parent, as the case may be, is required to deduct and withhold under the Code, or any provision of state, local or foreign Tax Law, with respect to the making of such payment. To the extent that the amounts are so withheld by the Exchange Agent or Parent, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Holder of shares of Company Common Stock in respect of whom such deduction and withholding was made by the Exchange Agent or Parent, as the case may be.

          (e)   After the Effective Time, there shall be no transfers on the stock transfer books of Company of any shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the Merger Consideration in accordance with Section 1.7 and the procedures set forth in this Article II.

          (f)    Notwithstanding anything to the contrary contained in this Agreement, no certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender of Certificates for exchange, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. In lieu of the issuance of any such fractional share, Parent shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share, an amount in cash (rounded to the nearest whole cent) determined by multiplying (i) the Parent Share Value by (ii) the fraction of a share (after taking into account all shares of Company Common Stock held by such Holder at the Effective Time and rounded to the nearest one ten-thousandth when expressed in decimal form) of Parent Common Stock to which such Holder would otherwise be entitled to receive pursuant to Section 1.7. The parties acknowledge that payment of the cash consideration in lieu of issuing fractional shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.

          (g)   Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the first anniversary of the Effective Time shall be paid to Parent. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to Parent with respect to the Merger Consideration and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Any Merger Consideration remaining unclaimed as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, none of Parent, Company, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

          (h)   In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by Parent or the Exchange Agent, the posting by such Person of a bond in such amount as Parent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

          (i)    Subject to the terms of the Exchange Agent Agreement, Parent, in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the terms of this Agreement, governing (i) the validity of any Letter of Transmittal and compliance by any Company shareholder with the procedures and instructions set forth herein and therein, (ii) the issuance and delivery of the whole number of shares of the Parent Common Stock portion of the Merger Consideration into which shares of Company Common Stock are converted in the Merger and (iii) the method of payment of the cash in lieu of fractional shares of Parent Common Stock.

          (j)    In the case of outstanding shares of Company Common Stock that are not represented by Certificates, the parties shall make such adjustments to Article I and Article II as are necessary or appropriate to implement the same purpose and effect that Article I and Article II have with respect to shares of Company Common Stock that are represented by Certificates.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY

        Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Company delivered herewith (the "Disclosure Schedule") (provided that each exception set forth in the Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (b) disclosed in any report, schedule, form or other document filed with the SEC by Company prior to the date hereof and on or after the date on which Company filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (but excluding any risk factor disclosures contained under the heading "Risk Factors," any disclosure of risks included in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Company hereby represents and warrants to Parent as follows:

        3.1    Corporate Organization.

          (a)   Company and each of its Subsidiaries is an entity duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Laws of the jurisdiction of its organization. The deposit accounts of each Company Bank Subsidiary are insured by the Federal Deposit Insurance Corporation (the "FDIC") through the Bank Insurance Fund to the fullest extent permitted by Law, and all premiums and assessments required in connection therewith have been paid by Company or a Company Bank Subsidiary when due. Each of the Company Bank Subsidiaries is a member in good standing of the Federal Home Loan Bank of Atlanta and owns the requisite amount of stock therein. Company and each of its Subsidiaries has the requisite corporate power and authority to own or lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Company and each of its Subsidiaries is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect. True and complete copies of the Company's Articles of Incorporation, as amended (the "Company Articles of Incorporation"), and bylaws (the "Company Bylaws"), and the articles or certificate of incorporation and bylaws (or comparable organizational documents) of each Company Subsidiary, in each case as in effect as of the date of this Agreement, have previously been furnished or made available to Parent. Neither Company nor any of its Subsidiaries is in violation of any of the provisions of the Company Articles of Incorporation or Company Bylaws or such articles or certificate of incorporation and bylaws (or comparable organizational documents) of such Company Subsidiary, as applicable.

          (b)   Section 3.1(b) of the Disclosure Schedule sets forth a complete and correct list of all the Subsidiaries of Company (each a "Company Subsidiary" and collectively the "Company Subsidiaries"). Section 3.1(b) of the Disclosure Schedule also sets forth a list identifying the number and owner of all outstanding capital stock or other equity securities of each such Subsidiary, options, warrants, stock appreciation rights, scrip, rights to subscribe to, calls or commitments of any character whatsoever relating to, or securities or rights convertible into, shares of any capital stock or other equity securities of such Subsidiary, or contracts, commitments, understandings or arrangements by which such Subsidiary may become bound to issue additional shares of its capital stock or other equity securities, or options, warrants, scrip, rights to subscribe to, calls or commitments for any shares of its capital stock or other equity securities and the identity of the parties to any such agreements or arrangements. All of the outstanding shares of capital stock or other securities evidencing ownership of Company Subsidiaries are validly issued, fully paid and nonassessable and such shares or other securities are owned by Company or another of its Subsidiaries free and clear of any lien, claim, charge, option, encumbrance, mortgage, pledge or security interest or other restriction of any kind ("Lien") with respect thereto. Except for its interests in Company Subsidiaries and as set forth in Section 3.1(b) of the Disclosure Schedule, Company does not as of the date of this Agreement own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person. As used in this Agreement, "Subsidiary" shall mean, when used with respect to any party, any corporation, partnership, limited liability company, association, joint venture or other business entity of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member.

        3.2    Capitalization.     The authorized capital stock of Company consists of 20,000,000 shares of Company Common Stock and 10,000,000 shares of preferred stock. As of the date of this Agreement, there are (a) 7,199,237 shares of Company Common Stock issued and outstanding, which number includes 2,933 shares of Company Restricted Stock issued and outstanding and 113,160 shares of Company Common Stock issued and outstanding with respect to the issuance of Company Common Stock pursuant to the Company Deferred Stock Plan, (b) 2,109 shares of Company Common Stock held in treasury, (c) 136,002 shares of Company Common Stock reserved for issuance upon the exercise of Company Options, (d) 4,800 shares of Company Common Stock reserved for issuance upon the exercise of ESPP Options, and (e) no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued, are fully paid, nonassessable and free of preemptive rights. As of the date of this Agreement, there are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders may vote ("Voting Debt") of Company. Except as set forth in Section 3.2 of the Disclosure Schedule, as of the date of this Agreement, no trust preferred or subordinated debt securities of Company are issued or outstanding. Other than Company Options, ESPP Options, Company Restricted Stock and Company Deferred Stock Units, there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Company, or otherwise obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, or to register under the Securities Act of 1933, as amended, and the rules and regulations of the SEC thereunder (the "Securities Act"), any such securities. Except for the Voting and Support Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company. Section 3.2 of the Disclosure Schedule sets forth a true, correct and complete list of (i) the aggregate number of shares of Company Restricted Stock and the holder(s) of such shares of Company Restricted Stock, (ii) the aggregate number of shares of Company Common Stock issuable upon the exercise of each Company Option outstanding as of the date of this Agreement and the holder and exercise price for each such Company Option, and (iii) the aggregate number of shares of Company Common Stock issuable upon settlement of Company Deferred Stock Units outstanding as of the date of this Agreement and the holders thereof. Other than the Company Options, the ESPP Options, the Company Restricted Stock and the Company Deferred Stock Units, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding. Company has not elected to defer interest payments with respect to any trust preferred securities or related debentures issued by it or any of its Affiliates.

        3.3    Authority; No Violation.

          (a)   Company has full corporate power and authority and is duly authorized to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly, validly and unanimously adopted by the board of directors of Company, the board of directors of Company has resolved to recommend to Company's shareholders the approval of this Agreement and the transactions contemplated herein, and all necessary corporate action in respect thereof on the part of Company has been taken, subject to the approval by the affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock (the "Requisite Shareholder Approval"). This Agreement has been duly and validly executed and delivered by Company. Assuming due authorization, execution and delivery by Parent, this Agreement constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          (b)   Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles of Incorporation or Company Bylaws or the articles or certificate of incorporation or bylaws (or similar organizational documents) of any Company Subsidiary or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained and/or made, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under or in any payment conditioned, in whole or in part, on a change of control of Company or approval or consummation of transactions of the type contemplated hereby, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except, in the case of clause (ii) above, for such violations, conflicts, breaches, defaults or the loss of benefits which, either individually or in the aggregate, would not reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect.

        3.4    Consents and Approvals.     Except for (a) the filing of any required applications, filings or notices with the Board of Governors of the Federal Reserve System (the "Federal Reserve"), the FDIC, the State of Georgia Department of Banking and Finance, the South Carolina State Board of Financial Institutions, the South Carolina Office of the Commissioner of Banking, the Office of the Comptroller of the Currency (the "OCC") and approval of or non-objection to such applications, filings and notices, (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, (c) the filing of the Articles of Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of South Carolina pursuant to the GBCC and the BCA, respectively, (d) the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) approval of listing of such Parent Common Stock on the NASDAQ Global Select Market (the "NASDAQ"), no notices to, consents or approvals or non-objections of, waivers or authorizations by, or applications, filings or registrations with any foreign, federal, state or local court, administrative agency, arbitrator or commission or other governmental, prosecutorial, regulatory, self-regulatory authority or instrumentality (each, a "Governmental Entity") are required to be made or obtained by Company or any of its Subsidiaries in connection with (i) the execution and delivery by Company of this Agreement or (ii) the consummation of the transactions contemplated hereby, except for any immaterial consents, approvals, authorizations, filings or registrations. The only material third-party consents necessary in connection with (A) the execution and delivery by Company of this Agreement and (B) the consummation of the transactions contemplated hereby not referenced above are set forth in Section 3.4 of the Disclosure Schedule.

        3.5    Reports.

          (a)   Company and each of its Subsidiaries have filed (or furnished, as applicable) all reports, forms, correspondence, registrations and statements, together with any amendments required to be made with respect thereto ("Reports"), that they were required to file (or furnish, as applicable) since January 1, 2009 with (a) the Federal Reserve, the FDIC, the OCC, the State of Georgia Department of Banking and Finance and any other federal, state or foreign governmental or regulatory agency or authority having jurisdiction over Company, Parent and their respective Subsidiaries, other than the SEC (collectively, the "Regulatory Agencies"), and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2009, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such Report or to pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to be material to Company and its Subsidiaries, taken as a whole. Any such Report regarding Company or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content. Except for normal examinations conducted by a Regulatory Agency in the ordinary course of the business of Company and its Subsidiaries, there is no pending proceeding before, or, to the Knowledge of Company, examination or investigation by, any Regulatory Agency into the business or operations of Company or any of its Subsidiaries. There are no unresolved violations, criticisms or exceptions by any Regulatory Agency with respect to any Report relating to any examinations of Company or any of its Subsidiaries, except for any such violations, criticisms or exceptions that would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole.

          (b)   Company has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2009 (the "Company SEC Documents"). Company has made available to Parent all such Company SEC Documents that it has so filed or furnished prior to the date hereof. As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act and Exchange Act applicable to such Company SEC Documents. None of the Company SEC Documents, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed or furnished (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Company's Subsidiaries is required to file or furnish any forms, reports or other documents with the SEC.

        3.6    Financial Statements.

          (a)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Documents (the "Company Financial Statements"): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) was prepared in accordance with United States generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (iii) fairly presented in all material respects the consolidated financial position of Company and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Company's operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

          (b)   Company and each of its Subsidiaries has established and maintains a system of "internal controls over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Company and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of Company, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Company's and its Subsidiaries' assets that could have a material effect on Company's financial statements.

          (c)   Company's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Company's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Company required under the Exchange Act with respect to such reports. Company has disclosed, based on its most recent evaluation of its disclosure controls and procedures prior to the date of this Agreement, to Company's auditors and the audit committee of the board of directors of Company and on Section 3.6(c) of the Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Company's ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company's internal controls over financial reporting. For purposes of this Agreement, the terms "significant deficiency" and "material weakness" shall have the meaning assigned to them in Public Company Accounting Oversight Board Auditing Standard 2, as in effect on the date of this Agreement.

          (d)   Each of the principal executive officer and the principal financial officer of Company (or each former principal executive officer and each former principal financial officer of Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, the "Sarbanes-Oxley Act") with respect to the Company SEC Documents, and the statements contained in such certifications are true and accurate in all material respects. For purposes of this Agreement, "principal executive officer" and "principal financial officer" shall have the meanings given to such terms in the Sarbanes-Oxley Act. Neither Company nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the

  Sarbanes-Oxley Act) any "extensions of credit" (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Company or any of its Subsidiaries. Company is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act, except for any non-compliance that would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

          (e)   The books and records kept by Company and its Subsidiaries are in all material respects complete and accurate and have been maintained in the ordinary course of business and in accordance with applicable Laws and accounting requirements. The Company Financial Statements have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries.

          (f)    Neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangement"), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Company or any of its Subsidiaries in Company's or such Subsidiary's financial statements.

        3.7    Undisclosed Liabilities.     The unaudited consolidated balance sheet of Company dated as of March 31, 2012 (the "Balance Sheet Date") contained in the Company SEC Documents filed prior to the date hereof is hereinafter referred to as the "Balance Sheet." Neither Company nor any of its Subsidiaries has any liabilities or obligations, whether absolute, accrued, contingent or otherwise, known or unknown, and whether due or to become due, except (i) those liabilities fully accrued or reserved against in the Balance Sheet and (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2012 that are not and would not be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole. Specific information regarding deferred tax assets and capital raising expenses is set forth in Section 3.7 of the Disclosure Schedule.

        3.8    Absence of Certain Changes or Events.     Since December 31, 2011, (a) Company and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (b) none of them has taken any action that would have been prohibited by Section 5.2(b), 5.2(c) (other than any actions set forth in Section 5.2(c) that would be immaterial to Company), 5.2(d), 5.2(e)(i), 5.2(e)(ii), 5.2(e)(iv), 5.2(e)(v), 5.2(e)(vi), 5.2(h), 5.2(i), 5.2(j), 5.2(n) or 5.2(o) if taken after the date hereof; and (c) there has not been any Material Adverse Effect.

        3.9    Legal Proceedings.     Except as set forth in Section 3.9 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or the subject of any, and there are no outstanding or pending or, to the Knowledge of Company, threatened, material legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries. There is no injunction, order, judgment, decree or regulatory restriction (other than regulatory restrictions of general application that apply to similarly situated companies) imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries.

        3.10    Taxes and Tax Returns.

          (a)   Company and each of its Subsidiaries has duly and timely filed or caused to be filed (including all applicable extensions) all (i) income Tax Returns and (ii) all other Tax Returns where the failure to file such Tax Returns would be reasonably expected to result in a material liability, in each case, required to be filed by it or with respect to it (all such Tax Returns being accurate and complete in all material respects) and has duly and timely paid or caused to be paid on its behalf all Taxes required to be paid by it (whether or not shown to be due on such Tax Returns) , other than Taxes being contested in good faith for which adequate reserves have been established on the financial statements of the Company in accordance with GAAP. Company and each of its Subsidiaries has made adequate provision on the Balance Sheet for all accrued Taxes not yet due and payable.

          (b)   No jurisdiction where Company and its Subsidiaries do not file a Tax Return has made a claim in writing that any of Company and its Subsidiaries is required to file a Tax Return in such jurisdiction.

          (c)   No Liens for Taxes exist with respect to any of the assets of Company and its Subsidiaries, except for statutory Liens for Taxes not yet due and payable.

          (d)   There are no audits, examinations, disputes or proceedings pending or threatened in writing with respect to, or claims or assessments asserted or threatened in writing for, any Taxes of Company or any of its Subsidiaries.

          (e)   Neither the Company nor any of its Subsidiaries has agreed to waive or extend the application of any statute of limitations of any jurisdiction regarding the assessment or collection of any Tax with respect to Company and any of its Subsidiaries, which waiver or extension is in effect.

          (f)    All material Taxes required to be withheld, collected or deposited by or with respect to Company and each of its Subsidiaries have been timely withheld, collected or deposited, as the case may be, and to the extent required by applicable Law, have been paid to the relevant Governmental Entity. Company and each of its Subsidiaries have complied in all material respects with all information reporting and backup withholding provisions of applicable Law, including the collection, review and retention of any required withholding certificates or comparable documents (including with respect to deposits) and any notice received pursuant to Section 3406(a)(1)(B) or (C) of the Code.

          (g)   Neither Company nor any of its Subsidiaries has participated in any reportable transaction, as defined in Treasury Regulation Section 1.6011-4(b)(1).

          (h)   Neither Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, allocation, indemnity or similar agreements or arrangement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person (except for agreements entered into in the ordinary course of business of the Company to indemnify lenders or securityholders in respect of Taxes).

          (i)    Neither Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise.

          (j)    Neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise, part of a "plan (or series of related transactions)" within the meaning of Section 355(e) of the Code of which the transactions contemplated in this Agreement are also a part, a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for Tax-free treatment under Section 355 of the Code.

          (k)   Since January 1, 2009, neither Company nor any of its Subsidiaries has been required (or has applied) to include in income any material adjustment pursuant to Section 481 of the Code by reason of a voluntary change in accounting method initiated by Company or any of its Subsidiaries, and the Internal Revenue Service ("IRS") has not initiated or proposed any such material adjustment or change in accounting method (including any method for determining reserves for bad debts maintained by Company or any Subsidiary).

          (l)    Neither Company nor any of its Subsidiaries will be required to include any item of income or gain in, or exclude any item of deduction or loss from, taxable income as a result of any (i) closing agreement, (ii) adjustment required by a change in method of accounting, (iii) intercompany transaction or (iv) installment sale or open transaction disposition made, or prepaid amount received, on or prior to the Closing Date.

          (m)  Neither Company nor any of its Subsidiaries has any application pending with any Governmental Entity requesting permission for any changes in accounting method.

          (n)   No rulings, requests for rulings or closing agreements have been entered into with or issued by, or are pending with, any Governmental Entity with respect to Company or any of its Subsidiaries.

          (o)   Neither Company nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        3.11    Employee Benefit Plans.

          (a)   Section 3.11(a) of the Disclosure Schedule sets forth a true and complete list of all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), whether or not subject to ERISA, and all bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, welfare, retirement, severance, change-in-control or other compensatory or benefit plans, programs, policies or arrangements, and all retention, bonus, employment, termination, severance or other contracts or agreements to which Company or any of its Subsidiaries is a party, with respect to which Company or any of its Subsidiaries has any current or future obligation, contingent or otherwise, or that are maintained, contributed to or sponsored by Company or any of its Subsidiaries for the benefit of any current or former employee, officer, director or independent contractor of Company or any of its Subsidiaries (all such plans, programs, policies, arrangements, contracts or agreements, whether or not listed in Section 3.11(a) of the Disclosure Schedule, collectively, the "Company Benefit Plans").

          (b)   Company has delivered or made available or will deliver or make available within ten (10) business days following the date of this Agreement, to Parent true, correct and complete copies of the following (as applicable): (i) the written document evidencing each Company Benefit Plan or, with respect to any such plan that is not in writing, a written description of the material terms thereof, (ii) the annual report (Form 5500), if any, filed with the IRS for the most recent plan year, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan, (iv) the most recently prepared actuarial report or financial statement, if any, relating to a Company Benefit Plan, (v) the most recent summary plan description, if any, for such Company Benefit Plan and all modifications thereto, (vi) all material correspondence with the U.S. Department of Labor or the IRS, (vii) all amendments, modifications or material supplements to any Company Benefit Plan, and (viii) any related trust agreements, insurance contracts or documents of any other funding arrangements relating to a Company Benefit Plan. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Company Benefit Plans that have been adopted or approved nor has Company or any of its Subsidiaries undertaken to make any such amendments or to adopt or approve any new Company Benefit Plans.

          (c)   Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Neither Company nor any of its Subsidiaries has taken any action to take corrective action or make a filing under any voluntary correction program of the IRS, the U.S. Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and neither Company nor any of its Subsidiaries has any Knowledge of any material plan defect that would qualify for correction under any such program.

          (d)   All contributions required to be made to any Company Benefit Plan by applicable law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.

          (e)   Each Company Benefit Plan that is in any part a "nonqualified deferred compensation plan" subject to Section 409A of the Code materially complies, both in form and operation, with the requirements of Section 409A of the Code and the final regulations and other applicable guidance thereunder. No compensation payable by Company or any Company Subsidiary has been reportable as nonqualified deferred compensation in the gross income of any individual or entity as subject to an additional tax, as a result of the operation of Section 409A of the Code. No assets set aside for the payment of benefits under any "nonqualified deferred compensation plan" are held outside of the United States, except to the extent that substantially all of the services to which such benefits are attributable have been performed in the jurisdiction in which such assets are held.

          (f)    Section 3.11(f) of the Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the "Qualified Plans"). The IRS has issued a favorable determination letter with respect to each Qualified Plan or the Qualified Plan is maintained under a prototype or volume submitter document and entitled to rely on a favorable opinion or advisory letter issued by the IRS, and, to the Knowledge of the Company, there are no existing circumstances and no events have occurred that could reasonably be expected to adversely affect the qualified status of any Qualified Plan or the related trust. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.

          (g)   No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has Company or any of its Subsidiaries or ERISA Affiliates in the past maintained an employee benefit plan subject to Title IV of ERISA.

          (h)   (i) No Company Benefit Plan is a "multiemployer plan" within the meaning of Section 4001(a)(3) of ERISA (a "Multiemployer Plan") or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a "Multiple Employer Plan"); (ii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; and (iii) none of Company and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

          (i)    Neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code or similar Law.

          (j)    Except as set forth on Section 3.11(j) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) will result in, cause the vesting, exercisability or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or other service provider of Company or any of its Subsidiaries, or result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust. Without limiting the generality of the foregoing, except as set forth on Section 3.11(j) of the Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby (either alone or in conjunction with any other event) could result in amounts paid or payable that would constitute an "excess parachute payment" within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.

          (k)   There does not now exist, nor do any circumstances exist that could result in, any Controlled Group Liability that would be a liability of Company, its Subsidiaries or any of their ERISA Affiliates following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its ERISA Affiliates has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA.

          (l)    There are no pending or threatened claims (other than claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to the Knowledge of Company, no set of circumstances exists that may reasonably give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to their duties to the Company Benefits Plans or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the Pension Benefit Guaranty Corporation, the U.S. Department of the Treasury, the U.S. Department of Labor, any Multiemployer Plan, any Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. No Company Benefit Plan is under audit or the subject of an investigation by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation, the SEC or any other Governmental Entity, nor is any such audit or investigation pending or, to Company's Knowledge, threatened.

        3.12    Labor Matters.     There are no agreements with, or pending petitions for recognition of, a labor union or association as the exclusive bargaining agent for any of the employees of Company or any of its Subsidiaries and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened to be brought or filed with the National Labor Relations Board or any other comparable foreign, state or local labor relations tribunal or authority. There are no organizing activities, labor strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances or other material labor disputes, other than routine grievance matters, now pending or threatened against or involving Company or any of its Subsidiaries and there have not been any such labor strikes, work stoppages or other labor troubles with respect to Company or any of its Subsidiaries at any time within five (5) years of the date of this Agreement. Company is not a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Entity relating to employees or employment practices; and there is no charge of discrimination in employment or employment practices for any reason, including age, gender, race, religion or other legally protected category, which has been asserted against Company or that is now pending before the U.S. Equal Employment Opportunity Commission or any other Governmental Entity that would result in liability to Company or any of its Subsidiaries. Company and each of its Subsidiaries is in material compliance with all applicable Laws in respect of employment, employment practices, including terms and conditions of employment and wages and hours, employment discrimination, employee classification, workers' compensation, family and medical leave, the Immigration Reform and Control Act and occupational safety and health requirements. Each individual who renders services to Company or any of its Subsidiaries who is classified by Company or such Subsidiary, as applicable, as having the status of an independent contractor, consultant or other non-employee status for any purpose (including for purposes of taxation and tax reporting and under Company Benefit Plans) is properly so characterized.

        3.13    Compliance with Applicable Law.

          (a)   Company and each of its Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with all, and are not and have not been in violation of any, applicable Law, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not be material to Company and its Subsidiaries, taken as a whole, and neither Company nor any of its Subsidiaries has Knowledge of, or has received notice of, any violations of any of the above, except for such violations that would not be material to Company and its Subsidiaries, taken as a whole.

          (b)   Except as would not be material to Company and its Subsidiaries, taken as a whole, Company and each of its Subsidiaries have properly administered all accounts for which Company or any of its Subsidiaries acts as a fiduciary, including accounts for which Company or any of its Subsidiaries serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment adviser, in accordance with the terms of the governing documents and applicable Law in all material respects. None of Company or any of its Subsidiaries, or any director, officer or employee of Company or any of its Subsidiaries, has committed any breach of trust with respect to any such fiduciary account that would be material to Company and its Subsidiaries, taken as a whole, and the accountings for each such fiduciary account are true and correct in all material respects and accurately reflect in all material respects the assets of such fiduciary account.

          (c)   Each of Company and Savannah Bank satisfies the regulatory capital ratios required to be "well-capitalized" (in the case of Company, as such term is defined in 12 C.F.R. 225.2(r), and, in the case of Savannah Bank, 12 C.F.R. 6.4(b(1), and, in each case, the relevant regulation of Company's or Savannah Bank's primary federal bank regulators), and Bryan satisfies the regulatory capital ratios required to be "adequately capitalized" (as such term is defined in 12 C.F.R. 208.43(b)(2), and the relevant regulation of Bryan's primary federal bank regulators). The rating of each Company Bank Subsidiary under the Community Reinvestment Act of 1997 ("CRA") is no less than "satisfactory." Neither Company nor any Company Bank Subsidiary has been informed that its status as "well-capitalized" or "adequately capitalized", as applicable, or, in the case of each Company Bank Subsidiary, for CRA purposes, "satisfactory," will change within one (1) year.

        3.14    Material Contracts.

          (a)   Except as set forth in Section 3.14 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to or bound by, as of the date hereof, any of the following (each contract, arrangement, commitment or understanding of the type described in this Section 3.14(a), whether written or oral and whether or not set forth in the Disclosure Schedule, is referred to as a "Material Contract"):

              (i)  any contract or agreement entered into since January 1, 2009 (and any contract or agreement entered into at any time to the extent that material obligations remain as of the date hereof), other than in the ordinary course of business consistent with past practice, for the acquisition of the securities of or any material portion of the assets of any other Person or entity;

             (ii)  any trust indenture, mortgage, promissory note, loan agreement or other contract, agreement or instrument for the borrowing of money, any currency exchange, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP, in each case, where Company or any of its Subsidiaries is a lender, borrower or guarantor and where the amount is in excess of $200,000, other than agreements evidencing deposit liabilities, endorsements and guarantees in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice, trade payables and contracts or agreements relating to borrowings entered into in the ordinary course of business), including any sale and leaseback transactions, capitalized leases and other similar financing transactions;

            (iii)  any contract or agreement limiting (or purporting to limit) the freedom of Company or any of its Subsidiaries or other Affiliates to engage in any line of business or to compete with any other Person or prohibiting Company or any of its Subsidiaries or other Affiliates from soliciting customers, clients or employees, in each case whether in any specified geographic region or business or generally;

            (iv)  any contract or agreement with any Affiliate of Company or any of its Subsidiaries;

             (v)  any agreement of guarantee, support or indemnification by Company or any of its Subsidiaries, assumption or endorsement by Company or any of its Subsidiaries of or any similar commitment by Company or any of its Subsidiaries with respect to the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person other than those entered into in the ordinary course of business;

            (vi)  any material agreement that would be terminable other than by Company or any of its Subsidiaries or any agreement under which a material payment obligation of the Company or any of its Subsidiaries (or any successor(s) thereto) would arise or be accelerated, in each case as a result of the announcement or consummation of the transactions contemplated by this Agreement (either alone or upon the occurrence of any additional acts or events);

           (vii)  any alliance, cooperation, joint venture, shareholders' partnership or similar agreement involving a sharing of profits or losses relating to Company or any of its Subsidiaries;

          (viii)  any employment agreement with any employee or officer of Company or any of its Subsidiaries;

            (ix)  any agreement, option or commitment or right with, or held by, any third party to acquire, use or have access to any assets or properties, or any interest therein, of Company or any of its Subsidiaries, other than in connection with the sale of Loans, Loan participations or investment securities in the ordinary course of business consistent with past practice to third parties who are not Affiliates of Company;

             (x)  any contract or agreement that contains any (A) exclusive dealing obligation, (B) "clawback" or similar undertaking requiring the reimbursement or refund of any fees, (C) "most favored nation" or similar provision granted by Company or any of its Subsidiaries or (D) provision that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit the ability of Company or any of its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any assets or business;

            (xi)  any material contract or agreement that would require any consent or approval of a counterparty as a result of the consummation of the transactions contemplated by this Agreement;

           (xii)  any lease or other contract (whether real, personal or mixed, tangible or intangible) pursuant to which the annualized rent or lease payments are, or are reasonably expected to be, in excess of $25,000; and

          (xiii)  any contract not listed above that is material to the financial condition, results of operations or business of Company or any of its Subsidiaries.

          (b)   Company and each of its Subsidiaries have performed in all material respects all of the obligations required to be performed by them and are entitled to all accrued benefits under, and are not alleged (or otherwise to the Knowledge of Company) to be in default in respect of, each Material Contract to which Company or any of its Subsidiaries is a party or by which Company or any of its Subsidiaries is bound, except as would not, individually or in the aggregate, be material to Company and its Subsidiaries. Each of the Material Contracts is valid and binding on Company or its applicable Subsidiary and in full force and effect, without amendment, and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or any of its Subsidiaries or, to the Knowledge of Company, with respect to any other contracting party, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract, except, as would not, individually or in the aggregate, be material to Company and its Subsidiaries. True, correct and complete copies of all Material Contracts have been furnished or made available to Parent.

        3.15    Agreements with Regulatory Agencies.     Other than the Formal Agreement, dated October 5, 2011, between Savannah Bank and the OCC, and the Consent Order, dated February 16, 2012, between Bryan, the FDIC and the State of Georgia Department of Banking and Finance (each, a "Formal Agreement" and, together, the "Formal Agreements"), or as otherwise set forth in Section 3.15 of the Disclosure Schedule, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil penalty by, or is a recipient of any supervisory letter from, or has adopted any board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of the Formal Agreements and any other such agreement, memorandum of understanding, letter, undertaking, order, directive or resolutions, whether or not set forth in the Disclosure Schedule, a "Company Regulatory Agreement"), nor does Company have Knowledge of any pending or threatened regulatory investigation or other action by any Regulatory Agency or other Governmental Agency that could reasonably be expected to lead to the issuance of any such Company Regulatory Agreement.

        3.16    Investment Securities.

          (a)   Each of Company and its Subsidiaries has good and marketable title to all securities held by it (except securities sold under repurchase agreements or held in any fiduciary or agency capacity) free and clear of any Lien, except to the extent that such securities are pledged in the ordinary course of business consistent with prudent business practices to secure obligations of Company or any of its Subsidiaries and except for such defects in title or Liens that would not be material to Company and its Subsidiaries, taken as a whole. Such securities are valued on the books of Company and each of its Subsidiaries in accordance with GAAP.

          (b)   Company and each of its Subsidiaries employs investment, securities risk management and other policies, practices and procedures that Company and each such Subsidiary believes are prudent and reasonable in the context of such businesses.

        3.17    Derivative Instruments.     Section 3.17 of the Disclosure Schedule lists all Derivative Transactions, whether entered into for the account of the Company or any of its Subsidiaries or for the account of a customer of the Company or any of its Subsidiaries. All Derivative Transactions: (i) were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable rules, regulations and policies of all applicable Governmental Entities and with counterparties believed to be financially responsible at the time; (ii) are legal, valid and binding obligations of the Company or its Subsidiaries and, to the Company's knowledge, each of the counterparties thereto; and (iii) are in full force and effect and enforceable in accordance with their terms (except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar Laws of general applicability relating to or affecting creditors' rights or by general equity principles). The Company and its Subsidiaries and, to the Company's Knowledge, the counterparties to all such Derivative Transactions have duly performed, in all material respects, their obligations thereunder to the extent that such obligations to perform have accrued. To the Company's Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party pursuant to any such Derivative Transactions. The financial position of the Company and its Subsidiaries on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in its books and records and the books and records of such Subsidiaries in accordance with GAAP consistently applied. As used herein, "Derivative Transactions" means any swap transaction, option, warrant, forward purchase or sale transaction, futures transaction, cap transaction, floor transaction or collar transaction relating to one or more currencies, commodities, bonds, equity securities, loans, interest rates, prices, values, or other financial or non-financial assets, credit-related events or conditions or any indexes, or any other similar transaction or combination of any of these transactions, including any collateralized debt or equity instruments evidencing or embedding any such types of transactions, and any related credit support, collateral or other similar arrangements related to such transactions.

        3.18    Environmental Liability.

          (a)   Each of Company and its Subsidiaries, and, to Company's Knowledge (except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Company), any property in which Company or any of its Subsidiaries holds a security interest, is in material compliance with all local, state or federal environmental, health or safety Laws, including the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended (all such laws "Environmental Laws").

          (b)   There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that could reasonably be expected to result in the imposition, on Company or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries, which liability or obligation would reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole. To the Knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be or would reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole.

          (c)   Except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Company, to the Knowledge of Company, during or prior to the period of (i) Company's or any of its Subsidiaries' ownership or operation of any property, (ii) Company's or any of its Subsidiaries' participation in the management of any property or (iii) Company's or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property that would reasonably be expected to be, individually or in the aggregate, material to Company and its Subsidiaries, taken as a whole.

          (d)   Company and each of its Subsidiaries are not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2009 assessing the presence of hazardous materials located on any property owned or leased by Company or any of its Subsidiaries that is within the possession or control of Company and its Affiliates as of the date of this Agreement that has not been delivered to Parent prior to the date of this Agreement.

        3.19    Insurance.     Company and each of its Subsidiaries are insured with reputable insurers against such risks and in such amounts as constitute reasonably adequate coverage against all risks customarily insured against by banking institutions and their subsidiaries of comparable size and operations to Company and its Subsidiaries. Company has previously delivered to Parent a true and complete list of all insurance policies applicable and available to Company and each of its Subsidiaries with respect to its business or that are otherwise maintained by or for Company or any of its Subsidiaries (the "Company Policies") and has provided true and complete copies of all such Company Policies to Parent. Except as set forth in Section 3.19 of the Disclosure Schedule, there is no claim for coverage by Company or any of its Subsidiaries pending under any of such Company Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Company Policies or in respect of which such underwriters have reserved their rights. Each Company Policy is in full force and effect and all premiums payable by Company or any of its Subsidiaries have been timely paid, by Company or its Subsidiaries, as applicable. To the Knowledge of the Company, neither Company nor any of its Subsidiaries has received written notice of any threatened termination of, material premium increase with respect to, or material alteration of coverage under, any of such Company Policies.

        3.20    Title to Property.

          (a)   Section 3.20(a) of the Disclosure Schedule lists (i) all real property owned by Company or any Company Subsidiary (the "Owned Real Property"); (ii) all leases, subleases, licenses or other contracts (including all amendments, modifications, and supplements thereto) pursuant to which Company or any of its Subsidiaries lease land and/or buildings, together with the real property rights (including security deposits), benefits and appurtenances pertaining thereto and rights in respect thereof, including ground leases (the "Real Property Leases") and (iii) all leases, subleases, licenses or other use agreements between Company or any of its Affiliates, as landlord, sublandlord or licensor, and third parties with respect to Owned Real Property or Leased Premises, as tenant, subtenant or licensee ("Tenant Leases"), in each case including all amendments, modifications, and supplements thereto, and all such documentation has been made available to Parent on or prior to the date hereof.

          (b)   Except as would not be material to Company or its Subsidiaries, Company or one of its Subsidiaries (i) has good and marketable title to all Owned Real Properties, free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due (or being contested in good faith and for which adequate reserves have been established), (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (D) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties ((A) through (D) collectively, "Permitted Encumbrances"), and (ii) has good and marketable leasehold interests in all parcels of real property leased to Company pursuant to the Real Property Leases (the "Leased Premises"), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in sole possession of the properties purported to be leased thereunder, subject and pursuant to the terms of the Real Property Leases. Since December 31, 2011, none of the Leased Premises or Owned Real Property has been taken by eminent domain (or, to Company's Knowledge, is the subject of a pending or contemplated taking which has not been consummated). All of the land, buildings, structures, plants, facilities and other improvements leased or used by Company or any of its Subsidiaries in the conduct of Company's or such Subsidiary's business, other than those items that comprise part of the Owned Real Property, are included in the Leased Premises.

          (c)   Except as set forth in Section 3.20(c) of the Disclosure Schedule, no Person other than Company and its Subsidiaries has (or will have, at Closing) (i) except with respect to any Owned Real Property that is classified under "Other real estate owned" on the Company's Balance Sheet, any right in any of the Owned Real Property or any right to use or occupy any portion of the Owned Real Property or (ii) any right to use or occupy any portion of the Leased Premises. Except with respect to any Owned Real Property that is classified under "Other real estate owned" on the Company's Balance Sheet, all buildings, structures, fixtures and appurtenances comprising part of the Owned Real Property are in good operating condition and have been well maintained, reasonable wear and tear excepted, and are in all material respects adequate and sufficient for the purposes to which they are used in the conduct of Company's and its Subsidiaries' business. Company and its Subsidiaries do not use in their businesses any material real property other than the Owned Real Property and the Leased Premises.

          (d)   Each of the Real Property Leases and each of the Tenant Leases is valid and binding on Company or its applicable Subsidiary and is in full force and effect, without amendment (other than as disclosed in Section 3.14(b) of the Disclosure Schedule) and there exists no default or event of default or event, occurrence, condition or act, with respect to Company or any of its Subsidiaries or, to the Knowledge of Company, with respect to the other parties thereto, which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default thereunder, except where such event of default would not reasonably be expected to, individually or in the aggregate, be material to Company and its Subsidiaries, taken as a whole.

          (e)   Company and its Subsidiaries have operated the Owned Real Property and the Leased Premises, and the continued operation of the Owned Real Property and the Leased Premises in the manner it is used in Company's and its Subsidiaries' business will be, in accordance in all material respects with all applicable Laws.

          (f)    Except as would not be material to Company, (i) Company and its Subsidiaries have good, valid and marketable title to all of the material personal property of Company and its Subsidiaries consisting of the trade fixtures, shelving, furniture, on-premises ATMs, equipment, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and supplies excluding any items consumed or disposed of, but including new items acquired, used or obtained in the ordinary course of the operation of the business of Company and its Subsidiaries ("Personal Property") and (ii) each of the material leases under which Company or any of its Subsidiaries lease Personal Property is valid, and in full force and effect, without default thereunder by the lessee or, to the Knowledge of Company, the lessor.

        3.21    Intellectual Property.

          (a)   Company and each of its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Company and any of its Subsidiaries as of the date hereof (collectively, the "Company Intellectual Property") in the manner that it is currently used by Company and any of its Subsidiaries.

          (b)   Neither Company nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Company, neither Company nor any of its Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Company, no third party has interfered with, infringed upon, misappropriated or violated any Company Intellectual Property. Neither Company nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or, except as set forth on Section 3.21(b) of the Disclosure Schedule, permits third parties to use any Company Intellectual Property rights. Except as set forth on Section 3.21(b) of the Disclosure Schedule, neither Company nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Company Intellectual Property.

          (c)   Neither Company nor any of its Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement or misappropriation of any Company Intellectual Property.

          (d)   For the purposes of this Agreement, "Intellectual Property" shall mean any or all of the following and all rights in, arising out of or associated with: all patents, trademarks, trade names, service marks, domain names, database rights, copyrights and, in each case, any applications therefore, mask works, net lists, technology, websites, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in both source code and object code form), and tangible or intangible proprietary information or material of a Person.

        3.22    Broker's Fees.     Neither Company nor any of its Affiliates has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement, except for FIG Partners, LLC and SunTrust Robinson Humphreys, Inc., pursuant to agreements copies of which have been previously provided to Parent.

        3.23    Investment Adviser Subsidiaries; Clients.

          (a)   Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, each of the Company Subsidiaries that provides investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs) (an "Advisory Entity") (i) has operated since January 1, 2009 and is currently operating in compliance with all Laws applicable to it or its business and (ii) has all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted. Except as has not had, nor is reasonably likely to have, a Material Adverse Effect, there is no action, suit, proceeding or investigation pending or, to the Company's knowledge, threatened that would reasonably be expected to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, permits, licenses, exemptions, orders and approvals. All Advisory Entities are listed in Section 3.23(a) of the Disclosure Schedule.

          (b)   Each Advisory Entity has been and is in all material respects in compliance with each contract, agreement or understanding for services provided in its capacity as an Advisory Entity (an "Advisory Contract") to which it is a party.

          (c)   The accounts of each party to an Advisory Contract, other than the applicable Advisory Entity, or any other advisory client of the Company Subsidiaries for purposes of the Investment Advisers Act (each an "Advisory Client") subject to ERISA have been managed by the applicable Advisory Entity in all material respects in compliance with the applicable requirements of ERISA.

          (d)   To the Company's knowledge, none of the Advisory Entities nor any "person associated with an investment adviser" (as defined in the Investment Advisers Act of 1940, as amended, and the rules and regulations promulgated thereunder (the "Investment Advisers Act")) of any of them is ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor.

          (e)   Company has made available to Parent true and complete copies of each Uniform Application for Investment Adviser Registration on Form ADV filed since January 1, 2009 by each Advisory Entity that is required to be registered as an investment adviser under the Investment Advisers Act, reflecting all amendments thereto filed with the SEC to the date hereof (each, a "Form ADV"). The Form ADVs are in compliance in all material respects with the applicable requirements of the Investment Advisers Act and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading at the time such statements were made. Since January 1, 2009, each Advisory Entity has made available to each Advisory Client its Form ADV to the extent required by the Investment Advisers Act.

          (f)    None of Company nor its Subsidiaries serve as an investment adviser (or in any other capacity contemplated by the Investment Company Act of 1940, as amended) to a registered investment company.

          (g)   Company has made available to Parent true and complete copies of all deficiency letters and inspection reports or similar documents furnished to any Advisory Entity by the SEC since January 1, 2009 and the Advisory Entity's responses thereto, if any.

        3.24    Loans.

          (a)   Each loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, "Loans") payable to Company or any of its Subsidiaries (i) is evidenced by Loan Documentation that is true, genuine and what it purports to be and (ii) represents the valid and legally binding obligation of the obligor, maker, co-maker, guarantor, endorser or debtor (such person referred to as an "Obligor") thereunder, and is enforceable against the Obligor in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors' rights and to general equity principles. For the purposes of this Agreement, "Loan Documentation" means all Loan files and all documents included in Company's or any of its Subsidiaries' file or imaging system with respect to a Loan, including loan applications, notes, security agreements, deeds of trust, collectors notes, appraisals, credit reports, disclosures, titles to collateral, verifications (including employment verification, deposit verification, etc.), mortgages, loan agreements (including building and loan agreements), guarantees, pledge agreements, financing statements, intercreditor agreements, participation agreements, sureties and insurance policies (including title insurance policies) and all modifications, waivers and consents relating to any of the foregoing.

          (b)   The information with respect to each Loan set forth in the data storage disk produced by Company from its management information systems regarding the Loans and delivered to Parent prior to the date hereof (the "Loan Tape"), and, to the Knowledge of Company, any third-party information set forth in the Loan Tape is true, correct and accurate as of the dates specified therein, or, if no such date is indicated therein, as of July 31, 2012.

          (c)   (i) Section 3.24(c) of the Disclosure Schedule sets forth a list of all Loans as of the date hereof by Company and its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve (12 C.F.R. Part 215)) of Company or any of its Subsidiaries, (ii) there are no employee, officer, director or other affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate that was below market at the time the Loan was originated and (iii) all such Loans are and were originated in compliance in all material respects with all applicable Laws.

          (d)   Each Loan payable to Company or any of its Subsidiaries (i) was originated or purchased by Company or its Subsidiaries and its principal balance as shown on Company's books and records is true and correct as of the date indicated therein, (ii) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the practical realization against any collateral therefor and (iii) complies, and at the time the Loan was originated or purchased by Company or its Subsidiaries complied, including as to the Loan Documentation related thereto, in all material respects, with all applicable requirements of federal, state and local Laws.

          (e)   Each outstanding Loan (including Loans held for resale to investors) payable to Company or any of its Subsidiaries has been solicited and originated and is administered and serviced (to the extent administered and serviced by Company or a Company Subsidiary), and during the period of time in which such Loan was originated, held or serviced by Company or any of its Subsidiaries, the relevant Loan Documentation was being maintained, in all material respects in accordance with Company's or its Subsidiary's underwriting and servicing standards (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and customary industry practices and with all applicable requirements of federal, state and local Laws.

          (f)    With respect to each Loan payable to Company or any of its Subsidiaries that is secured, Company or its Subsidiary has a valid and enforceable Lien on the collateral described in the Loan Documentation, and each such Lien is assignable and has the priority described in the Loan Documentation (except as may be limited by bankruptcy, insolvency, moratorium, reorganization or similar Laws affecting the rights of creditors generally and except as the availability of equitable remedies may be limited by general principles of equity).

          (g)   Except as set forth in Section 3.24(g) of the Disclosure Schedule, none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.

          (h)   Company's allowance for loan losses is, and has been since January 1, 2009, in compliance with Company's methodology for determining the adequacy of its allowance for loan losses as well as the standards established by applicable Governmental Entities and the Financial Accounting Standards Board in all material respects.

          (i)    Section 3.24(i) of the Disclosure Schedule identifies each Loan payable to Company or any of its Subsidiaries that (i) as of July 31, 2012 (A) was on non-accrual status, (B) the interest rate terms of which had been reduced and/or the maturity dates of which had been extended subsequent to the agreement under which the Loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, (C) a specific reserve allocation existed in connection therewith, (D) was required to be accounted for as a troubled debt restructuring in accordance with Statement of Financial Accounting Standards No. 15 or (E) was contractually past due ninety (90) days or more in the payment of principal and/or interest, or (ii) as of the date of this Agreement is classified as "Other Loans Specially Mentioned," "Special Mention," "Substandard," "Doubtful," "Loss," "Classified," "Criticized," "Watch List" or words of similar import. For each Loan identified in response to clause (i) or (ii) above, Section 3.24(i) of the Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan and the identity of the borrower thereunder as of July 31, 2012.

        3.25    Related Party Transactions.

          (a)   Section 3.25(a) of the Disclosure Schedule identifies all agreements or arrangements between Company or any of its Subsidiaries, on the one hand, and any shareholder (which to Company's Knowledge beneficially owns five percent (5%) or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries), on the other hand, and all agreements or arrangements pursuant to which any shareholder (which to Company's Knowledge beneficially owns five percent (5%) or more of any class of equity securities of Company or any of its Subsidiaries) or Affiliate of Company (other than Company and its direct or indirect wholly owned Subsidiaries) is a party and Company or any Company Subsidiary receives services or goods, including any such agreements or arrangements between any direct or indirect wholly owned Company Subsidiary, on the one hand, and any non-wholly owned Company Subsidiary, on the other hand. Except as set forth on Section 3.25(a) of the Disclosure Schedule, no relationship, direct or indirect, exists between or among Company and its Subsidiaries or any of their respective Affiliates, on the one hand, and any director, officer, member, shareholder, customer or supplier of Company or any of its Affiliates, on the other hand, that would be required by the Securities Act to be disclosed in a registration statement on Form S-1 pursuant to Item 404 of Regulation S-K under the Securities Act. As used in this Agreement, "Affiliate" means (unless otherwise specified), with respect to any Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with, such specified Person and "control," with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or by any other means.

          (b)   To the Knowledge of Company, no shareholder of Company (other than Company and its Subsidiaries) owns any material property or asset used in the conduct of the business of Company and its Subsidiaries. No Affiliate of Company (other than Company and its Subsidiaries) owns any material property or asset used in the conduct of the business of Company and its Subsidiaries.

        3.26    Takeover Laws.     The adoption and approval by the board of directors of Company of this Agreement, the Merger and the other transactions contemplated in this Agreement represent all the action necessary to render inapplicable to this Agreement, the Merger and the other transactions contemplated in this Agreement the provisions of any potentially applicable anti-takeover, control share, fair price, moratorium, interested shareholder or similar Law and any potentially applicable provision of the Company Articles of Incorporation and the Company Bylaws (collectively, the "Takeover Provisions"). No "fair price" Law or Company Articles of Incorporation or similar Company Bylaws provision is applicable to this Agreement and the transactions contemplated hereby.

        3.27    Approvals.     As of the date of this Agreement, Company knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

        3.28    Company Information.     None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in the Joint Proxy Statement and/or in the Form S-4, as applicable, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement or in any amendment or supplement thereto, will, at the time the Joint Proxy Statement or any such amendment or supplement thereto is first mailed to Company's or Parent's shareholders or at the time Company's or Parent's shareholders vote on the matters constituting the Requisite Shareholder Approval or Parent Shareholder Approval, respectively, or at the time the Form S-4 or any such amendment or supplement thereto becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Company in this Section 3.28 with respect to statements made or incorporated by reference therein based on information supplied by Parent in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the Form S-4 or such other applications, notifications or other documents. The Joint Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act. If at any time prior to the Effective Time any event should be discovered by Company or any of its Subsidiaries which should be set forth in an amendment or supplement to the Form S-4 or the Joint Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Company shall promptly so inform Parent.

        3.29    No Additional Representations.

          (a)   Except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company or its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Company in this Article III, neither Company nor any other Person makes or has made any representation or warranty to Parent or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Company, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to Parent or any of its Affiliates or Representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (b)   Notwithstanding anything contained in this Agreement to the contrary, Company acknowledges and agrees that neither Parent nor any other Person has made or is making any representations or warranties relating to Parent whatsoever, express or implied, beyond those expressly given by Parent in Article IV hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Parent furnished or made available to Company or any of its Representatives. Without limiting the generality of the foregoing, Company acknowledges that, except for the representations and warranties made by Parent in Article IV, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Company or any of its Representatives.

 ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PARENT

        Except as (a) disclosed in writing in the correspondingly enumerated section or subsection of the disclosure schedule of Parent delivered herewith (the "Parent Disclosure Schedule") (provided that each exception set forth in the Parent Disclosure Schedule shall be deemed to qualify any other representation and warranty to the extent that the relevance of such exception to such other representation and warranty is reasonably apparent on the face of the disclosure (without need to examine underlying documentation)) or (b) disclosed in any report, schedule, form or other document filed with the SEC by Parent prior to the date hereof and on or after the date on which Parent filed with the SEC its Annual Report on Form 10-K for the fiscal year ended December 31, 2011 (but excluding any risk factor disclosures contained under the heading "Risk Factors," any disclosure of risks included in any "forward-looking statements" disclaimer or any other statements that are similarly non-specific or predictive or forward-looking in nature), Parent hereby represents and warrants to Company as follows:

        4.1    Corporate Organization.     Parent is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization. Parent has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Parent is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect. True and complete copies of the articles of incorporation and bylaws of Parent, as in effect as of the date of this Agreement, have previously been furnished or made available to Company. Parent is not in violation of any of the provisions of its articles of incorporation or bylaws, each as amended.

        4.2    Capitalization.     The authorized capital stock of Parent consists of (a) 40,000,000 shares of Parent Common Stock, of which, as of June 30, 2012 (the "Parent Capitalization Date"), 15,085,991 shares were issued and outstanding and no shares were held in treasury and (b) 10,000,000 shares of preferred stock, par value $0.01 per share, of Parent, none of which were issued and outstanding as of the Parent Capitalization Date. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Parent Capitalization Date, there were 385,367 shares of Parent Common Stock reserved for issuance upon exercise of options granted as employment inducement awards and under Parent's equity compensation plans (the "Parent Options"). As of the date of this Agreement, except pursuant to (i) this Agreement; (ii) the Parent Options and (iii) Parent's equity compensation plans, there were no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of Parent, or otherwise obligating Parent to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. As of the Parent Capitalization Date, no Voting Debt of Parent is issued or outstanding. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights.

        4.3    Authority; No Violation.

          (a)   Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved by all necessary corporate action on the part of Parent, subject to the Parent Shareholder Approval. The affirmative vote of the majority of the shares of Parent Common Stock represented and entitled to vote at the Parent Shareholders Meeting, voting to approve the issuance of the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration, is the only vote of the holders of Company's capital stock necessary in connection with the consummation of the Merger and the transactions contemplated hereby (the "Parent Shareholder Approval"). This Agreement has been duly and validly executed and delivered by Parent. Assuming due authorization, execution and delivery by Company, this Agreement constitutes a valid and binding obligation of Parent, enforceable against Parent in accordance with its terms, except as such enforcement may be limited by (i) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to the rights of creditors generally or (ii) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law.

          (b)   Neither the execution and delivery of this Agreement by Parent, nor the consummation by Parent of the transactions contemplated hereby, nor compliance by Parent with any of the terms or provisions hereof, will (i) violate any provision of the articles of incorporation or bylaws of Parent or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (A) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Parent or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract, or other instrument or obligation to which Parent or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound or affected, except (in the case of clause (ii) above) for such violations, conflicts, breaches, defaults or the loss of benefits that would not reasonably be expected to, either individually or in the aggregate, have a Parent Material Adverse Effect.

        4.4    Consents and Approvals.     Except for (a) the regulatory approvals and non-objections described in Section 3.4, (b) compliance with any applicable requirements of the Exchange Act and the Securities Act, (c) the filing of the Articles of Merger with the Secretary of State of the State of Georgia and the Secretary of State of the State of South Carolina pursuant to the GBCC and the BCA, respectively, (d) the filing of the Bank Merger Certificates, (e) such filings and approvals as are required to be made or obtained under the securities or "Blue Sky" laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement and (f) approval of listing of such Parent Common Stock on the NASDAQ, no consents, approvals or authorizations of or filings or registrations with any Governmental Entity, or of or with any third party, are required to be made or obtained by Parent or any of its Subsidiaries in connection with (i) the execution and delivery by Parent of this Agreement or (ii) the consummation by Parent of the transactions contemplated hereby, except for such consents, approvals, authorizations, filings or registrations that would not reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

        4.5    Legal Proceedings.

          (a)   Neither Parent nor any of its Subsidiaries is a party to any, and there are no pending or, to the knowledge of Parent, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Parent or any of its Subsidiaries that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

          (b)   There is no injunction, order, judgment or decree imposed upon Parent that would reasonably be expected to, individually or in the aggregate, have a Parent Material Adverse Effect.

        4.6    Absence of Certain Changes.     Since December 31, 2011, there has not been a Parent Material Adverse Effect.

        4.7    Reports.

          (a)   Parent and each of its Subsidiaries have filed (or furnished, as applicable) all Reports that they were required to file (or furnish, as applicable) since January 1, 2009 with the Regulatory Agencies, and all other Reports required to be filed (or furnished, as applicable) by them since January 1, 2009, including any Report required to be filed (or furnished, as applicable) pursuant to the Laws of the United States, any state or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish) such Report or to pay such fees and assessments, individually or in the aggregate, would not reasonably be expected to result in a Parent Material Adverse Effect. Any such Report regarding Parent or any of its Subsidiaries filed with or otherwise submitted to any Regulatory Agency complied in all material respects with relevant legal requirements, including as to content.

          (b)   Parent has timely filed with or furnished to, as applicable, the Securities and Exchange Commission (the "SEC") all registration statements, prospectuses, reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since January 1, 2009 (the "Parent SEC Reports"). As of their respective filing dates (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), each of the Parent SEC Reports complied as to form in all material respects with the applicable requirements of the Securities Act and Securities and Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder (the "Exchange Act"), applicable to such Parent SEC Reports. None of the Parent SEC Reports, including any financial statements, schedules or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing, as of the date of the last such amendment or superseding filing prior to the date hereof), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of Parent's Subsidiaries is required to file with or furnish to the SEC any forms, reports or other documents. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act.

        4.8    Financial Statements.

          (a)   Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports: (a) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (b) was prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto and, in the case of unaudited interim financial statements, as may be permitted by the SEC for Quarterly Reports on Form 10-Q); and (c) fairly presented in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries at the respective dates thereof and the consolidated results of Parent's operations and cash flows for the periods indicated therein, subject, in the case of unaudited interim financial statements, to normal and year-end audit adjustments as permitted by GAAP and the applicable rules and regulations of the SEC.

          (b)   Parent and each of its Subsidiaries has established and maintains a system of "internal controls over financial reporting" (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange

  Act) that is sufficient to provide reasonable assurance (i) regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, (ii) that receipts and expenditures of Parent and its Subsidiaries are being made only in accordance with authorizations of management and the board of directors of Parent, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Parent's and its Subsidiaries' assets that could have a material effect on the Parent's financial statements.

          (c)   Parent's "disclosure controls and procedures" (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) are designed to ensure that all information (both financial and non-financial) required to be disclosed by Parent in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Parent's management as appropriate to allow timely decisions regarding required disclosure and to make the certifications of the Chief Executive Officer and Chief Financial Officer of Parent required under the Exchange Act with respect to such reports. Parent has disclosed, based on its most recent evaluation of such disclosure controls and procedures prior to the date of this Agreement, to Parent's auditors and the audit committee of board of directors of Parent and on Section 4.8(c) of the Parent Disclosure Schedule (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that could adversely affect in any material respect Parent's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent's internal controls over financial reporting.

          (d)   Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) each of the principal executive officer and the principal financial officer of Parent (or each former principal executive officer and each former principal financial officer of Parent, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Parent SEC Reports, and the statements contained in such certifications are true and accurate in all material respects, (ii) neither Parent nor any of its Subsidiaries has outstanding (nor has arranged or modified since the enactment of the Sarbanes-Oxley Act) any "extensions of credit" (within the meaning of Section 402 of the Sarbanes-Oxley Act) to directors or executive officers (as defined in Rule 3b-7 under the Exchange Act) of Parent or any of its Subsidiaries and (iii) Parent is otherwise in compliance with all applicable provisions of the Sarbanes-Oxley Act.

          (e)   Neither Parent nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement (including any contract or arrangement relating to any transaction or relationship between or among Parent and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any "off-balance sheet arrangement"), where the result, purpose or intended effect of such contract or arrangement is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in Parent's or such Subsidiary's financial statements.

        4.9    Undisclosed Liabilities.     The unaudited consolidated balance sheet of Parent dated as of March 31, 2012 (the "Balance Sheet Date") contained in the Parent SEC Documents filed prior to the date hereof is hereinafter referred to as the "Parent Balance Sheet." Neither Parent nor any of its Subsidiaries has any liabilities or obligations, whether absolute, accrued, contingent or otherwise, known or unknown, and whether due or to become due, except (i) those liabilities fully accrued or reserved against in the Parent Balance Sheet and (ii) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since March 31, 2012 that are not and would not be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

        4.10    Absence of Certain Changes or Events.     Since December 31, 2011, (a) Parent and its Subsidiaries have, in all material respects, carried on their respective businesses in the ordinary course consistent with their past practices; (b) Parent has not taken any of the actions that Parent has agreed not to take or permit its Subsidiaries to take from the date hereof through the Effective Time pursuant to Section 5.2; and (c) there has not been any Parent Material Adverse Effect.

        4.11    Compliance with Applicable Law.     Parent and each of its Subsidiaries and each of their employees hold all licenses, registrations, franchises, certificates, variances, permits and authorizations necessary for the lawful conduct of their respective businesses and properties and are and have been in compliance with, and are not and have not been in violation of, any applicable Law, except in each case where the failure to hold such license, registration, franchise, certificate, variance, permit or authorization or such noncompliance or violation would not reasonably be expected to, individually or the aggregate, have a Parent Material Adverse Effect, and neither Parent nor any of its Subsidiaries knows of, or has received notice of, any violations of any of the above, except for such violations would not reasonably be expected to, individually or the aggregate, have a Parent Material Adverse Effect.

        4.12    Tax Matters.     Neither Parent nor any of its Subsidiaries has taken or agreed to take any action or is aware of any fact or circumstance that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code.

        4.13    Environmental Liability.

          (a)   Each of Parent and its Subsidiaries, and, to Parent's Knowledge (except as set forth in written third-party environmental reports included in the relevant Loan Documentation regarding real property securing a Loan made in the ordinary course of business to a third party that is not an Affiliate of Parent), any property in which Parent or any of its Subsidiaries holds a security interest, is in material compliance with all Environmental Laws.

          (b)   There are no legal, administrative, arbitral or other proceedings, claims or actions pending, or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, nor are there governmental or third-party environmental investigations or remediation activities or governmental investigations that seek to impose or that could reasonably be expected to result in the imposition, on Parent or any of its Subsidiaries, of any liability or obligation arising under any Environmental Law pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries, which liability or obligation would reasonably be expected to, individually or in the aggregate, be material to Parent and its Subsidiaries, taken as a whole. To the Knowledge of Parent, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would be or would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

          (c)   To the Knowledge of Parent, during or prior to the period of (i) Parent's or any of its Subsidiaries' ownership or operation of any property, (ii) Parent's or any of its Subsidiaries' participation in the management of any property or (iii) Parent's or any of its Subsidiaries' holding of a security interest or other interest in any property, there were no releases or threatened releases of hazardous, toxic, radioactive or dangerous materials or other materials regulated under Environmental Laws in, on, under or affecting any such property that would reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken as a whole.

          (d)   Parent and each of its Subsidiaries are not subject to any agreement, order, judgment or decree by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing. There has been no written third-party environmental site assessment conducted since January 1, 2009 assessing the presence of hazardous materials located on any property owned or leased by Parent or any of its Subsidiaries that is within the possession or control of Parent and its Affiliates as of the date of this Agreement that has not been delivered to Company prior to the date of this Agreement.

        4.14    Intellectual Property.

          (a)   Parent and each of its Subsidiaries own, or are licensed or otherwise possess rights to use free and clear of all Liens all material Intellectual Property used or held for use by Parent and any of its Subsidiaries as of the date hereof (collectively, the "Parent Intellectual Property") in the manner that it is currently used by Parent and any of its Subsidiaries.

          (b)   Neither Parent nor any of its Subsidiaries has received written notice from any third party alleging any material interference, infringement, misappropriation or violation of any Intellectual Property rights of any third party and, to the Knowledge of Parent, neither Parent nor any of its Subsidiaries has interfered in any material respect with, infringed upon, misappropriated or violated any Intellectual Property rights of any third party. To the Knowledge of Parent, no third party has interfered with, infringed upon, misappropriated or violated any Parent Intellectual Property. Neither Parent nor any of its Subsidiaries licenses to, or has entered into any exclusive agreements relating to any Company Intellectual Property with, third parties, or, except as set forth on Section 4.14(b) of the Disclosure Schedule, permits third parties to use any Parent Intellectual Property rights. Except as set forth on Section 4.14(b) of the Disclosure Schedule, neither Parent nor any of its Subsidiaries owes any material royalties or payments to any third party for using or licensing to others any Parent Intellectual Property.

          (c)   Neither Parent nor any of its Subsidiaries is a party to any agreement to indemnify any Person against a claim of infringement or misappropriation of any Parent Intellectual Property.

        4.15    Broker's Fees.     Except for Keefe, Bruyette & Woods, Inc., neither Parent nor any of its Subsidiaries has employed any broker or finder or incurred any liability for any broker's fees, commissions or finder's fees in connection with the transactions contemplated by this Agreement.

        4.16    Approvals.     As of the date of this Agreement, Parent knows of no reason why all regulatory approvals from any Governmental Entity required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

        4.17    Parent Information.     None of the information supplied or to be supplied by Parent for inclusion or incorporation by reference in the Joint Proxy Statement and/or in the Form S-4, or in any other application, notification or other document filed with any Regulatory Agency or other Governmental Entity in connection with the transactions contemplated by this Agreement, or any amendment or supplement thereto will, at the time the Joint Proxy Statement or any such amendment or supplement thereto is first mailed to Company's or Parent's shareholders or at the time Company's or Parent's shareholders vote on the matters constituting the Requisite Shareholder Approval or the Parent Shareholder Approval, respectively, or at the time the Form S-4 or any such amendment or supplement becomes effective under the Securities Act or at the Effective Time, or at the time any such other applications, notifications or other documents or any such amendments or supplements thereto are so filed, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No representation or warranty is made by Parent in this Section 4.17 with respect to statements made or incorporated by reference therein based on information supplied by Company in writing expressly for inclusion or incorporation by reference in the Joint Proxy Statement, the Form S-4 or such other applications, notifications or other documents. If at any time prior to the Effective Time any event should be discovered by Parent which should be set forth in an amendment or supplement to the Form S-4 or the

Joint Proxy Statement, or in any amendment or supplement to any such other applications, notifications or other documents, Parent shall promptly so inform Company.

        4.18    No Additional Representations.

          (a)   Except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, except for the representations and warranties made by Parent in this Article IV, neither Parent nor any other Person makes or has made any representation or warranty to Company or any of its Affiliates or Representatives with respect to (i) any financial projection, forecast, estimate, budget or prospect information relating to Parent, any of its Subsidiaries or their respective businesses or (ii) any oral or written information presented to Company or any of its Affiliates or Representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

          (b)   Notwithstanding anything contained in this Agreement to the contrary, Parent acknowledges and agrees that neither Company nor any other Person has made or is making any representations or warranties relating to Company whatsoever, express or implied, beyond those expressly given by Company in Article III hereof, including any implied representation or warranty as to the accuracy or completeness of any information regarding Company furnished or made available to Parent or any of its Representatives. Without limiting the generality of the foregoing, Parent acknowledges that, except for the representations and warranties made by Company in Article III, no representations or warranties are made with respect to any projections, forecasts, estimates, budgets or prospect information that may have been made available to Parent or any of its Representatives.

ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS

        5.1    Conduct of Business of Company Prior to the Effective Time.     During the period from the date of this Agreement to the Effective Time, except as consented to in writing in advance by Parent, or as otherwise expressly contemplated or permitted by this Agreement, Company shall, and shall cause each of its Subsidiaries to, (a) conduct its business in the usual, regular and ordinary course consistent with past practice (b) use reasonable best efforts to maintain and preserve intact its business organization, rights, franchises and other authorizations issued by Governmental Entities and its current relationships with its customers, regulators, employees and other Persons with which it has business or other relationships and (c) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby.

        5.2    Forbearances of Company.     During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.2 of the Disclosure Schedule or as expressly required by this Agreement, Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent, do any of the following:

          (a)   (i) create or incur any indebtedness for borrowed money (other than acceptance of deposits, purchases of Federal funds, overnight Federal Home Loan Bank borrowings, sales of certificates of deposit, issuances of commercial paper and entering into repurchase agreements, each in the ordinary course of business consistent with past practice, including with respect to prices, terms and conditions) or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, except, in the case of this clause (ii), in connection with presentation of items for collection (e.g., personal or business checks) in the ordinary course of business consistent with past practice; provided that, Company shall consult with Parent in good faith with respect to any sales of brokered or internet certificates of deposit with a term that exceeds six (6) months.

          (b)   (i) adjust, split, combine or reclassify any capital stock or other equity interest, (ii) set any record or payment dates for the payment of any dividends or distributions on its capital stock or other equity interest or make, declare or pay any dividend or distribution (except for dividends paid in the ordinary course of business by any direct or indirect wholly owned Company Subsidiary to Company or any other direct or indirect wholly owned Company Subsidiary) or make any other distribution on any shares of its capital stock or other equity interest or redeem, purchase or otherwise acquire any securities or obligations convertible into or exchangeable for any shares of its capital stock or other equity interest, (iii) grant any stock appreciation rights, options, restricted stock, restricted stock units, awards based on the value of Company's capital stock or other equity-based compensation or grant to any individual, corporation or other entity any right to acquire any shares of its capital stock, (iv) except upon the exercise of Company Stock Options outstanding as of the date hereof, issue or commit to issue any additional shares of capital stock of Company or sell, lease, transfer, mortgage, encumber or otherwise dispose of any capital stock in any Company Subsidiary or (v) enter into any agreement, understanding or arrangement with respect to the sale or voting of its capital stock;

          (c)   sell, lease, transfer, mortgage, encumber or otherwise dispose of any of its properties or assets to any Person other than a direct or indirect wholly owned Company Subsidiary;

          (d)   (i) acquire direct or indirect control over any business or Corporate Entity, whether by stock purchase, merger, consolidation or otherwise, or (ii) make any other investment either by purchase of stock or securities, contributions to capital, property transfers or purchase of any property or assets of any other Person, except, in either instance, in connection with a foreclosure of collateral or conveyance of such collateral in lieu of foreclosure taken in connection with collection of a Loan in the ordinary course of business consistent with past practice and with respect to Loans made to third parties who are not Affiliates of Company;

          (e)   except as required under applicable Law or the terms of any Company Benefit Plan existing as of the date hereof or as otherwise expressly contemplated by this Agreement, (i) enter into, adopt or terminate, commence participation in, or agree to enter into, adopt or terminate or commence participation in, any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries, (ii) amend any employee benefit plan, program or policy for the benefit or welfare of any current or former employee, officer, director or consultant of Company or any of its Subsidiaries in a manner that would result in any increase in cost to Parent, Company or any of their respective Subsidiaries, (iii) increase or agree to increase the compensation or benefits payable to any such individual (including the payment of any amounts to any such individual not otherwise due), (iv) enter into any new, amend or commence participation in any existing collective bargaining agreement or similar agreement with respect to Company or any of its Subsidiaries, (v) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) grant any awards or accelerate the vesting of or lapsing of restrictions with respect to any stock-based compensation or other long-term incentive compensation under any Company Benefit Plans or (vii) (A) hire, transfer or promote any employee of Company or any of its Subsidiaries (or with respect to hiring, who will become an employee of Company or any of its Subsidiaries), who has (or with respect to hiring, will have) target annual compensation of $50,000 or more or

  (B) terminate the employment of any employee other than a termination of employment for cause in the ordinary course of business consistent with past practice (provided that Company shall consult with Parent prior to making any such termination);

          (f)    (i) settle any claim, action or proceeding other than claims, actions or proceedings in the ordinary course of business consistent with past practice involving solely money damages not in excess of $100,000 individually or $200,000 in the aggregate, or waive, compromise, assign, cancel or release any material rights or claims or (ii) agree or consent to the issuance of any injunction, decree, order or judgment restricting or otherwise affecting its business or operations;

          (g)   pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than, subject to Section 5.2(f), in the ordinary course of business consistent with past practice;

          (h)   (i) make any change in accounting methods or systems of internal accounting controls (or the manner in which it accrues for liabilities), except as required by changes in GAAP as concurred by Mauldin & Jenkins, LLC, its independent auditors or (ii) except as may be required by GAAP and in the ordinary course of business consistent with past practice, revalue in any material respect any of its assets, including writing-off notes or accounts receivable;

          (i)    except as may be required by a change in applicable Law, make, change or revoke any Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any material amendment with respect to a Tax Return, enter into any closing agreement with respect to Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any right to claim a refund of a material amount of Taxes;

          (j)    adopt or implement any amendment to its articles of incorporation or any changes to its bylaws or comparable organizational documents;

          (k)   (i) materially restructure or materially change its investment securities portfolio or its gap position, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported, (ii) invest in any mortgage-backed or mortgage related securities which would be considered "high-risk" securities under applicable regulatory pronouncements or (iii) without previously notifying and consulting with Parent (through Parent's Treasurer or such other representative as may be designated by Parent), purchase or otherwise acquire any debt security with a remaining term as of the date of such purchase or acquisition of greater than fifteen (15) years for Company's own account or any Company Subsidiary's own account;

          (l)    enter into, modify, amend or terminate any contract of the sort required to be disclosed pursuant to Section 3.14, other than in the ordinary course of business consistent with past practice; provided that in no event shall Company or any Company Subsidiary enter into, modify, amend or terminate any contract of the sort required to be disclosed pursuant to Section 3.14(a)(iii), (iv), (vi), (vii), (ix), (x) or (xi);

          (m)  except as may be required by a Regulatory Agency, change in any material respect the credit policies and collateral eligibility requirements and standards of Company;

          (n)   fail to use reasonable best efforts to take any action that is required by a Company Regulatory Agreement, or knowingly take any action that violates a Company Regulatory Agreement;

          (o)   except as required by applicable Law, regulation or policies imposed by any Governmental Entity, enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management, interest rate or fee pricing with respect to depository accounts, hedging and other material banking and operating policies or practices, including policies and practices with respect to underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans;

          (p)   permit the commencement of any construction of new structures or facilities upon, or purchase or lease any real property in respect of any branch or other facility, or file any application, or otherwise take any action, to establish, relocate or terminate the operation of any banking office of Company or any Company Subsidiary;

          (q)   make, or commit to make, any capital expenditures in excess of $50,000 in the aggregate, other than as disclosed in Company's capital expenditure budget set forth in Section 5.2(q) of the Disclosure Schedule;

          (r)   without previously notifying and consulting with Parent (through Parent's Chief Credit Officer, Chief Executive Officer or such other representative as may be designated by Parent), make or acquire any Loan or issue a commitment (or renew or extend an existing commitment), except to the extent approved by Company and committed to, in each case prior to the date hereof and set forth in 5.2(r) of the Disclosure Schedule, for any Loan relationship having total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $500,000, or amend, renew, restructure or modify in any material respect any existing Loan relationship, that would result in total credit exposure to the applicable borrower (and its Affiliates), as calculated for applicable loan-to-one borrower regulatory limitations, in excess of $500,000;

          (s)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

          (t)    take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

          (u)   agree to, or make any commitment to, take, or adopt any resolutions of the board of directors of Company in support of, any of the actions prohibited by this Section 5.2.

        5.3    Forbearances of Parent.     During the period from the date of this Agreement to the Effective Time, except as set forth in Section 5.3 of the Parent Disclosure Schedule or as expressly required by this Agreement, Parent shall not, and shall not permit any of its Subsidiaries to, do any of the following, without the prior written consent of Company:

          (a)   amend its articles of incorporation or bylaws or similar governing documents of any of its subsidiaries in a manner that would materially and adversely affect the economic benefits of the Merger to the holders of Company Common Stock or would materially impede Parent's ability to consummate the transactions contemplated by this Agreement;

          (b)   take any action that is intended to, would or would be reasonably likely to result in any of the conditions set forth in Article VII not being satisfied or prevent or materially delay the consummation of the transactions contemplated hereby, except, in every case, as may be required by applicable Law;

          (c)   take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or could reasonably be expected to prevent or impede, the Merger from qualifying as a "reorganization" within the meaning of Section 368(a) of the Code; or

          (d)   agree to or make any commitment to, take, or adopt any resolutions of the board of directors of Parent in support of, any of the actions prohibited by this Section 5.3.

 ARTICLE VI
ADDITIONAL AGREEMENTS

        6.1    Regulatory Matters.

          (a)   Each of Parent and Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to (i) take, or cause to be taken, and assist and cooperate with the other party in taking, all actions necessary, proper or advisable to comply promptly with all legal requirements with respect to the transactions contemplated hereby, including obtaining any third-party consent or waiver that may be required to be obtained in connection with the transactions contemplated hereby, and, subject to the conditions set forth in Article VII, to consummate the transactions contemplated hereby (including actions required in order to effect the Bank Merger immediately after the Effective Time and to continue any contract or agreement of Company or its Subsidiaries following the Closing or to avoid any penalty or other fee under such contracts and agreements, in each case arising in connection with the transactions contemplated hereby) and (ii) obtain (and assist and cooperate with the other party in obtaining) any action, nonaction, permit, consent, authorization, order, clearance, waiver or approval of, or any exemption by, any Regulatory Agency or other Governmental Entity that is required or advisable in connection with the transactions contemplated by this Agreement, including the Merger and the Bank Merger (collectively, the "Regulatory Approvals"). The parties hereto shall cooperate with each other and prepare and file, as promptly as possible after the date hereof, all necessary documentation, and effect all applications, notices, petitions and filings, to obtain as promptly as practicable all actions, nonactions, permits, consents, authorizations, orders, clearances, waivers or approvals of all third parties and Regulatory Agencies or other Governmental Entities that are necessary or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals. Notwithstanding anything set forth in this Section 6.1, there shall not be any action taken, any condition or term agreed to (or any requirement to agree to) by Parent or Company or any of their respective Subsidiaries, or any Law enacted, entered, enforced or deemed applicable to the transactions contemplated by this Agreement in connection with the grant of a Regulatory Approval, which would involve or impose a restriction or condition in or to, or requirement of, such approval that would, after the Effective Time, reasonably be expected to restrict or burden Parent (i) in connection with the transactions contemplated hereby or (ii) with respect to the business or operations of Parent or any of its Subsidiaries, in any manner in the case of either (i) or (ii) that would have a material adverse effect in respect of Parent and its Subsidiaries, taken as a whole, or Company and its Subsidiaries, taken as a whole, in each case measured on a scale relative to Company and its Subsidiaries taken as a whole (including, for the avoidance of doubt, any determination by a Regulatory Agency or other Governmental Entity that the Bank Merger may not be consummated as contemplated herein, including simultaneously with the Effective Time, or that any of the Formal Agreements will not terminate and be of no further force and effect (and without on-going conditions or restrictions) as of and following the consummation of the Bank Merger) (any such condition, restriction or requirement a "Materially Burdensome Regulatory Condition"); provided that, if requested by Parent, then Company and its Subsidiaries will take or commit to take any such action, or agree to any such condition or restriction, so long as such action, commitment, agreement, condition or restriction is binding on Company and its Subsidiaries only in the event the Closing occurs.

          (b)   Subject to applicable Law relating to the exchange of information, Parent and Company shall, upon request, furnish each other with all information concerning Parent, Company and their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable.

          (c)   Subject to applicable Law (including applicable Law relating to the exchange of information), Company and Parent shall keep each other apprised of the status of matters relating to the completion of the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, subject to applicable Law, (i) Company and Parent shall promptly furnish each other with copies of nonconfidential notices or other communications received by Company, Parent or any of their respective Subsidiaries (or written summaries of communications received orally) from any third party or Governmental Entity with respect to the transactions contemplated by this Agreement, (ii) Parent shall provide Company a reasonable opportunity to review in advance any proposed nonconfidential communication to, including any filings with or other nonconfidential written materials submitted to, any Governmental Entity and (iii) Parent shall consider in good faith Company's views with respect to, and confer in good faith with Company to resolve, any disagreement as to strategy with respect to any nonconfidential communication by Company or any of its Subsidiaries with any Governmental Entity or third party relating to the transactions contemplated by this Agreement. Company and Parent shall not, and shall cause their respective Subsidiaries to not, participate in any meeting or substantive discussion, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless it consults with Parent or Company, as applicable in advance and, to the extent not prohibited by applicable Law, gives Parent or Company, as applicable, the opportunity to attend and participate. Any such disclosures or rights to participate may be made on an outside counsel-only basis to the extent required under applicable Law.

        6.2    Access to Information.

          (a)   Subject to the Confidentiality Agreement, Company agrees to provide Parent and its Representatives, from time to time prior to the Effective Time, such information as Parent shall reasonably request with respect to Company and its Subsidiaries and their respective businesses, financial conditions and operations and such access to the properties, books and records and personnel of Company and its Subsidiaries as Parent shall reasonably request, which access shall occur during normal business hours and shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Company or its Subsidiaries. Without limiting the foregoing, as soon as reasonably practicable after they become available, but in no event more than 15 days after the end of each calendar month ending after the date hereof, Company shall furnish to Parent (i) consolidated financial statements (including balance sheets, statements of operations and stockholders' equity) of Company or (if requested by Parent prior to the end of such calendar month) any of its Subsidiaries as of and for such month then ended, (ii) internal management reports showing actual financial performance against plan and previous period and (iii) to the extent permitted by applicable Law, any reports provided to the board of directors of Company or any committee thereof relating to the financial performance and risk management of Company or any of its Subsidiaries.

          (b)   Parent and Company shall comply with, and shall cause their respective Representatives, directors, officers and employees to comply with, all of their respective obligations under the Confidentiality Agreement, which shall survive the termination of this Agreement in accordance with the terms set forth therein.

        6.3    SEC Filings and Shareholder Approval.

          (a)   Company shall take all action necessary in accordance with the GBCC and the Company Articles of Incorporation and the Company Bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Requisite Shareholder Approval (such meeting or any adjournment or postponement thereof, the "Company

  Shareholders Meeting"). Subject to the provisions of Section 6.9, the board of directors of Company shall (i) recommend to Company's shareholders the approval of this Agreement and the transactions contemplated hereby, including the Merger (the "Company Board Recommendation"), (ii) include the Company Board Recommendation in the Joint Proxy Statement and (iii) solicit and use its reasonable best efforts to obtain the Requisite Shareholder Approval. Company agrees that it has an unqualified obligation to submit this Agreement to its shareholders at the Company Shareholders Meeting.

          (b)   Parent shall take all action necessary in accordance with the BCA and the its articles of incorporation and bylaws to duly call, give notice of, convene and hold a meeting of its shareholders as promptly as practicable for the purpose of obtaining the Parent Shareholder Approval (such meeting or any adjournment or postponement thereof, the "Parent Shareholders Meeting"). The board of directors of Parent shall (i) recommend to Parent's shareholders the approval of the issuance of the number of shares of Parent Common Stock sufficient to deliver the aggregate Merger Consideration (the "Parent Board Recommendation"), (ii) include the Parent Board Recommendation in the Joint Proxy Statement and (iii) solicit and use its reasonable best efforts to obtain the Parent Shareholder Approval. Parent agrees that it has an unqualified obligation to submit this Agreement to its shareholders at the Parent Shareholders Meeting.

          (c)   Company and Parent shall cooperate to promptly as practicable prepare and file with the SEC a joint proxy statement relating to the Company Shareholders Meeting and the Parent Shareholders Meeting (the "Joint Proxy Statement"). Company and Parent shall as promptly as practicable prepare, and Parent shall file with the SEC, a registration statement on Form S-4 (the "Form S-4") in which the Joint Proxy Statement will be included as a prospectus, and Parent and Company shall use their respective reasonable best efforts to cause the Form S-4 to be declared effective by the SEC as promptly as practicable after filing. The Joint Proxy Statement, and any amendment or supplement thereto, shall include the Company Board Recommendation and the Parent Board Recommendation. The parties shall notify each other promptly of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Joint Proxy Statement or the Form S-4 or for additional information and shall supply each other with copies of all correspondence between such party or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Joint Proxy Statement, the Form S-4 or the Merger. If, at any time prior to the receipt of the Requisite Shareholder Approval and the Parent Shareholder Approval, any event occurs with respect to Company, Parent or any of their respective Subsidiaries, or any change occurs with respect to other information supplied by a party for inclusion in the Joint Proxy Statement or the Form S-4, which is required to be described in an amendment or supplement to, the Joint Proxy Statement or the Form S-4, such party shall promptly notify the other party of such event, and Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Joint Proxy Statement and the Form S-4 and, to the extent required by applicable Law, in disseminating the information contained in such amendment or supplement to Company's and Parent's shareholders. Notwithstanding anything to the contrary stated above, prior to filing and mailing the Joint Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, each of Parent and Company hereby agree to provide the other party (and its counsel) with a reasonable opportunity to review and comment on such document or response and shall discuss with such other party, and include in such document or response, comments reasonably proposed by the other party.

        6.4    Public Disclosure.     Parent and Company agree that the press release announcing the execution and delivery of this Agreement shall be a joint release of Parent and Company. Thereafter, Parent and Company shall consult with and provide each other reasonable notice of any press release or other public (or non-confidential) statement or comment prior to the issuance of such press release or such other statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or such other statement or comment prior to such notice except as may be required by applicable Law. In addition, Company shall not issue any such press release or such other statement or comment without the prior approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed), except as may be required by applicable Law.

        6.5    Employee Benefit Matters.

          (a)   From the Closing Date through the first anniversary thereof (the "Continuation Period"), Parent shall maintain or cause to be maintained life insurance, accidental death and disability and medical benefit plans for the benefit of employees (as a group) who are actively employed by Company and its Subsidiaries on the Closing Date and continue to be actively employed after the Effective Time ("Covered Employees") that provide life insurance, accidental death and disability and medical benefits (while a Covered Employee is employed during the Continuation Period) that, in the aggregate, are substantially comparable to the life insurance, accidental death and disability and medical benefits that are generally made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), as applicable; provided that until such time as Parent shall cause Covered Employees to participate in the life insurance, accidental death and disability and medical benefit plans that are made available to similarly situated employees of Parent or its Subsidiaries (other than Company and its Subsidiaries), a Covered Employee's continued participation in life insurance, accidental death and disability and medical benefit plans of Company and its Subsidiaries shall be deemed to satisfy the foregoing provisions of this sentence (it being understood that participation in any different Parent plans may commence at different times). For purposes of this Section 6.5, employees who are "actively employed" shall include those employees on approved leaves of absence as of the Closing Date. For the avoidance of doubt, during the Continuation Period, each Covered Employee shall, subject to meeting the applicable eligibility requirements, be eligible to receive benefits upon qualifying terminations of employment that are consistent with the terms of Parent's standard severance policy for its employees (the "Salary Continuation Policy"); provided, however, that any Covered Employees who are eligible to receive severance benefits, change in control benefits or any enhanced payments pursuant to an individual employment arrangement, change in control arrangement or deferred compensation plan shall not be eligible to receive severance benefits under the Salary Continuation Policy.

          (b)   To the extent that a Covered Employee becomes eligible to participate in an employee benefit plan maintained by Parent or any of its Subsidiaries (other than Company or its Subsidiaries), Parent shall cause such employee benefit plan to recognize the service of such Covered Employee with Company or its Subsidiaries for purposes of eligibility, participation and vesting under such employee benefit plan of Parent or any of its Subsidiaries, to the same extent that such service was recognized immediately prior to the Effective Time under a corresponding Company Benefit Plan in which such Covered Employee was eligible to participate immediately prior to the Effective Time; provided that such recognition of service shall not (i) operate to duplicate any benefits of a Covered Employee with respect to the same period of service, (ii) apply for purposes of any retiree medical plans or for purposes of benefit accrual under any defined benefit pension plan, or (iii) apply for purposes of any plan, program or arrangement (A) under which similarly situated employees of Parent and its Subsidiaries do not receive credit for prior service or (B) that is grandfathered or frozen, either with respect to level of benefits or participation. With respect to any health care plan of Parent or any of its Subsidiaries (other than Company and its Subsidiaries) in which any Covered Employee is eligible to participate for the plan year in which such Covered Employee is first eligible to participate, Parent shall use commercially reasonable efforts to (x) cause any preexisting condition limitations or eligibility waiting periods under such Parent or Subsidiary plan to be waived with respect to such Covered Employee to the extent that such limitation would have been waived or satisfied under the Company Benefit Plan in which such Covered Employee participated immediately prior to the Effective Time, and (y) recognize any health care expenses incurred by such Covered Employee in the year that includes the Closing Date (or, if later, the year in which such Covered Employee is first eligible to participate) for purposes of any applicable deductible and annual out-of-pocket expense requirements under any such health, dental or vision plan of Parent or any of its Subsidiaries.

          (c)   If requested by Parent in writing delivered to Company not less than ten (10) Business Days before the Closing Date, the Board of Directors of the Company (or the appropriate committee thereof) shall adopt resolutions and take such corporate action as is necessary to terminate the Company's 401(k) plan (the "Company 401(k) Plan") and to ensure that the account balances of the participants in the Company 401(k) Plan are fully vested upon such plan termination, in each case effective as of the day prior to the Closing Date. Following the Effective Time and as soon as practicable following receipt of a favorable determination letter from the IRS on the termination of the Company 401(k) Plan, the assets thereof shall be distributed to the participants, and Parent shall, to the extent permitted by Parent's 401(k) plan (the "Parent 401(k) Plan"), permit the Company Employees who are then actively employed to make rollover contributions of "eligible rollover distributions" (within the meaning of Section 401(a)(31) of the Code, but not inclusive of loans), in the form of cash, in an amount equal to the full account balance (excluding loans) distributed to such Covered Employee from the Company 401(k) Plan to the Parent 401(k) Plan. The Covered Employees shall be eligible immediately as of the Effective Time to participate in the Parent 401(k) Plan.

          (d)   Without limiting the generality of Section 9.11, the provisions of this Section 6.5 are solely for the benefit of the parties to this Agreement, and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend or modify any Company Benefit Plan or any "employee benefit plan" as defined in Section 3(3) of ERISA, or any other benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, Company and its Subsidiaries) to amend, modify or terminate any Company Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; or (iii) confer upon any current or former employee, officer, director or consultant any right to employment or continued employment or continued service with the Parent or any of its Subsidiaries (including, following the Closing Date, Company and its Subsidiaries), or constitute or create an employment agreement with any employee.

        6.6    Additional Agreements.     Subject to the terms and conditions of this Agreement, each of Company and Parent agree to cooperate fully with each other and to use reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or advisable to consummate and make effective, at the time and in the manner contemplated by this Agreement, the Merger. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of Parent, on the one hand, and a Subsidiary of Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of either party to the Merger, the proper officers and directors of each party and their respective Subsidiaries shall, at Parent's sole expense, take all such necessary action as may be reasonably requested by Parent. Company shall, and shall cause its Advisory Entities to, use reasonable best efforts to obtain any consents and approvals required or reasonably necessary under applicable Law or pursuant to the terms of each Advisory Contract to effect the assignment or continuation of such Advisory Contract in connection with the transactions contemplated hereby, and Company agrees to consult in advance with Parent regarding the timing and content of any notices or communications in furtherance of the foregoing.

        6.7    Indemnification; Directors' and Officers' Insurance.

          (a)   From and after the Effective Time, Parent shall indemnify and hold harmless each person who is now, or who has been at any time before the date of this Agreement, or who becomes before the Effective Time, a director or officer of Company or a Company Subsidiary (each, a "Company Indemnified Party") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement (which settlement shall require the prior written consent of Parent, which consent shall not be unreasonably withheld) of or in connection with any claim, action, suit, proceeding, investigation or other legal proceeding, whether civil, criminal, administrative or investigative or investigation (each, a "Claim"), in which a Company Indemnified Party is, or is threatened to be made, a party or witness or arising out of the fact that such person is or was a director or officer of Company if such Claim pertains to any matter of fact arising, existing or occurring at or before the Effective Time (including the Merger and the other transactions contemplated hereby), regardless of whether such Claim is asserted or claimed before, or after, the Effective Time, to the fullest extent permitted under the Company Articles of Incorporation or Company Bylaws to the extent permitted by applicable Law. Parent shall pay reasonable expenses (including reasonable attorneys' fees) in advance of the final disposition of any such proceeding to each Company Indemnified Party to the fullest extent permitted by applicable state or federal Law upon receipt of an undertaking to repay such advance payments if he or she shall be adjudicated or determined to be not entitled to indemnification under this Section 6.7(a).

          (b)   Any Company Indemnified Party wishing to claim indemnification under Section 6.7(a), upon learning of any Claim, shall promptly notify Parent thereof. In the event of any such Claim (whether arising before or after the Effective Time), (i) Parent shall have the right to assume the defense thereof and Parent shall not be liable to such Company Indemnified Parties for any legal expenses of other counsel or any other expenses subsequently incurred by such Company Indemnified Parties in connection with the defense thereof, except that if Parent elects not to assume such defense or counsel for the Company Indemnified Parties advises that there are substantive issues which raise conflicts of interest between Parent and the Company Indemnified Parties, the Company Indemnified Parties may retain counsel satisfactory to them, and Parent shall pay all reasonable fees and expenses of such counsel for the Company Indemnified Parties promptly as statements therefor are received; provided that Parent shall be obligated pursuant to this Section 6.7(b) to pay for only one firm of counsel for all Company Indemnified Parties in any jurisdiction; (ii) the Company Indemnified Parties will cooperate in the defense of any such Claim; and (iii) Parent shall not be liable for any settlement effected without its prior written consent; provided, that Parent shall not have any obligation hereunder to any Company Indemnified Party when and if a court of competent jurisdiction shall determine, and such determination shall have become final, that the indemnification of such Company Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

          (c)   Parent shall use its reasonable best efforts (and Company shall cooperate prior to the Effective Time in these efforts) to maintain in effect for a period of six (6) years after the Effective Time Company's existing directors' and officers' liability insurance policy (provided that

  Parent may substitute therefor (i) policies of at least the same coverage and amounts containing terms and conditions which are substantially no less advantageous or (ii) with the consent of Company given prior to the Effective Time, any other policy) with respect to claims arising from facts or events which occurred prior to the Effective Time and covering persons who are currently covered by such insurance; provided that Parent shall not be obligated to make aggregate annual premium payments for such six (6)-year period in respect of such policy (or coverage replacing such policy) which exceed 250% of the annual premium payments on Company's current policy in effect as of the date of this Agreement (the "Maximum Amount"). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Parent shall use its reasonable best efforts to maintain the most advantageous policies of directors' and officers' liability insurance obtainable for a premium equal to the Maximum Amount. In lieu of the foregoing, Parent may obtain on or prior to the Effective Time, a six (6)-year "tail" prepaid policy providing equivalent coverage to that described in this Section 6.7(c).

          (d)   The provisions of this Section 6.7 are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and their respective heirs and representatives.

        6.8    Exchange Listing.     Parent shall use its reasonable best efforts to list, prior to the Effective Time, on the NASDAQ, subject to official notice of issuance, the shares of Parent Common Stock to be issued pursuant to the Merger, and Parent shall give all notices and make all filings with the NASDAQ required in connection with the transactions contemplated herein.

        6.9    No Solicitation.

          (a)   Company shall not, and shall cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, investment bankers, financial advisors, attorneys, accountants and other retained representatives (each, a "Representative") not to, directly or indirectly (i) solicit, initiate, knowingly encourage or facilitate (including by way of furnishing non-public information), or take any other action designed to facilitate, any inquiries or proposals regarding any merger, share exchange, consolidation, sale of assets, sale of shares of capital stock (including, by way of a tender offer) or similar transactions involving Company or any of its Subsidiaries that, if consummated, would constitute an Alternative Transaction (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"), (ii) participate in any discussions or negotiations regarding any Alternative Transaction or Acquisition Proposal, (iii) enter into any agreement regarding any Alternative Transaction or Acquisition Proposal or (iv) take any action prohibited by Section 6.9(f).

          (b)   As used in this Agreement, "Alternative Transaction" means any of (i) a transaction pursuant to which any Person (or group of Persons) other than Parent or its Affiliates, directly or indirectly, acquires or would acquire more than twenty (20) percent of the outstanding shares of Company Common Stock or outstanding voting power of Company, or more than twenty (20) percent of the outstanding shares or voting power of any other series or class of capital stock of Company that would be entitled to a class or series vote with respect to the Merger, whether from Company, or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger, share exchange, consolidation or other business combination involving Company or any Company Subsidiary (other than the Merger and the Bank Merger), (iii) any transaction pursuant to which any Person (or group of Persons) other than Parent or its Affiliates acquires or would acquire control of assets (including for this purpose the outstanding equity securities of any Company Subsidiaries and securities of the entity surviving any merger or business combination involving any Company Subsidiary) of Company or any of its Subsidiaries representing more than twenty (20) percent of the fair market value of all the assets, deposits, net revenues or net income of Company and its Subsidiaries, taken as a whole, immediately prior to such transaction or (iv) any other consolidation, business combination, recapitalization or similar transaction involving Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement, as a result of which the holders of shares of Company Common Stock immediately prior to such transaction do not, in the aggregate, own at least eighty (80) percent of each of the outstanding shares of Company Common Stock and the outstanding voting power of the surviving or resulting entity in such transaction immediately after the consummation thereof in substantially the same proportion as such holders held the shares of Company Common Stock immediately prior to the consummation thereof.

          (c)   Notwithstanding anything to the contrary contained in Section 6.9(a), in the event that, prior to the receipt of the Requisite Shareholder Approval, Company receives an unsolicited, bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of Section 6.9(a) and that is determined (in accordance with Section 6.9(g)(iii)) to be, or, in the good faith determination of the board of directors of Company, constitutes a Superior Proposal, it may, prior to (but not after) the receipt of the Requisite Shareholder Approval, take the following actions (but only if and to the extent that the board of directors of Company concludes in good faith, after consultation with its outside legal counsel and financial adviser, that the failure to take actions referred to in clause (i) or (ii) of this Section 6.9(c) so would cause it to violate its fiduciary duties under applicable Law):

              (i)  Furnish nonpublic information to the person or group of persons making such bona fide written Superior Proposal, provided that prior to furnishing any such nonpublic information, Company receives from such person or group of persons an executed confidentiality agreement containing terms relating to the confidentiality of such information that are at least as restrictive with respect to such person or group of persons as the terms contained in the Confidentiality Agreement are with respect to Parent and provided, further, that Company shall simultaneously provide or make available to Parent any nonpublic information concerning Company or any of its Subsidiaries that is provided to the person making such bona fide written Superior Proposal which was not previously provided or made available to Parent; and

             (ii)  Engage in discussions or negotiations with such person or group of persons with respect to such bona fide written Superior Proposal.

          (d)   As used in this Agreement, "Superior Proposal" means an unsolicited, bona fide written Acquisition Proposal made by a third person (or group of persons acting in concert within the meaning of Rule 13d-5 under the Exchange Act) to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination or acquisition transaction, (A) all or substantially all of the assets of Company or (B) all of the outstanding voting securities of Company and, which the board of directors of Company has in good faith determined (taking into account, among other things, (1) its consultation with its outside legal counsel and its financial advisors and (2) the terms and conditions of such Acquisition Proposal and this Agreement (as it may be proposed to be amended by Parent)), to be more favorable, from a financial point of view, to Company's shareholders, than the transactions contemplated by this Agreement (as it may be proposed to be amended by Parent) and to be reasonably capable of being consummated on the terms proposed, taking into account all other legal, financial, regulatory and other aspects of such Acquisition Proposal and the person making the proposal.

          (e)   Company shall notify Parent promptly (but in no event later than twenty four (24) hours) after receipt of any Acquisition Proposal or any material modification of or material amendment to any Acquisition Proposal, or any request for nonpublic information relating to Company or any of its Subsidiaries or for access to the properties, books or records of Company or any of its Subsidiaries by any Person that has made, or to Company's Knowledge may be considering making, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate the identity of the Person making the Acquisition Proposal or intending to make or considering making an Acquisition Proposal or requesting non-public information or access to the books and records of Company or any of its Subsidiaries, and the material terms of any such Acquisition Proposal or modification or amendment to an Acquisition Proposal. Company shall keep Parent fully informed, on a current basis, of any material changes in the status and any material changes or modifications in the terms of any such Acquisition Proposal, indication or request.

          (f)    Neither Company's board of directors nor any committee thereof shall (i) (A) withdraw (or modify or qualify in any manner adverse to Parent) or refuse to make the Company Board Recommendation (each such action set forth in this Section 6.9(f)(i)(A) being referred to herein as a "Company Adverse Recommendation Change"), or (B) adopt, approve, recommend, endorse or otherwise declare advisable the adoption of any Acquisition Proposal or (ii) cause or permit Company or any of its Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, partnership agreement or other agreement constituting or related to, or which is intended to or is reasonably likely to lead to, any Acquisition Proposal (other than a confidentiality agreement permitted by the terms of Section 6.9(b)). Notwithstanding the foregoing, at any time prior to receipt of the Requisite Shareholder Approval, Company's board of directors may, if it determines in good faith (after consultation with outside counsel and financial advisers) that the failure to do so would be reasonably likely to violate its fiduciary duties under applicable Law, taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 6.9(f), make a Company Adverse Recommendation Change; provided, that no such Company Adverse Recommendation Change shall rescind or amend in any way the resolutions of the board of directors of Company approving this Agreement as of the date of such resolutions; provided, further, that Company shall not make any Company Adverse Recommendation Change in response to any Acquisition Proposal, unless (A) Company shall not have breached this Section 6.9 in any respect and (B)

              (i)  Company's board of directors determines in good faith (after consultation with outside counsel and its financial adviser) that such Acquisition Proposal constitutes a Superior Proposal and such Superior Proposal has been made and has not been withdrawn and continues to be a Superior Proposal after taking into account all adjustments to the terms of this Agreement that may be offered by Parent pursuant to this Section 6.9(f);

             (ii)  Company has given Parent at least four (4) Business Days' prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Superior Proposal, including the identity of the party making such Superior Proposal) and has contemporaneously provided an unredacted copy of the relevant proposed transaction agreements with the party making such Superior Proposal); and

            (iii)  prior to effecting such Company Adverse Recommendation Change, Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such notice period, to the extent Parent wishes to negotiate, to enable Parent to revise the terms of this Agreement such that it would cause such Superior Proposal to no longer constitute a Superior Proposal.

          (g)   In the event of any material change to the terms of such Superior Proposal, Company shall, in each case, be required to deliver to Parent a new written notice, the notice period shall have recommenced and Company shall be required to comply with its obligations under this Section 6.9 with respect to such new written notice, except that the deadline for such new written notice shall be reduced to two (2) Business Days (rather than four (4) Business Days, as referenced in clause (ii) above).

          (h)   Company and its Subsidiaries shall immediately cease and cause to be terminated any existing discussions or negotiations with any Persons (other than Parent) conducted heretofore with respect to any of the foregoing, and shall use reasonable best efforts to cause all Persons other than Parent who have been furnished confidential information regarding Company in connection with the solicitation of or discussions regarding an Acquisition Proposal or Alternative Transaction within the twelve (12) months prior to the date hereof promptly to return or destroy such information. Company agrees not to, and to cause its Subsidiaries not to, release any third party from, and agrees to enforce, the confidentiality and standstill provisions of any agreement to which Company or its Subsidiaries is a party that remains in effect as of the date hereof, and shall immediately take all steps necessary to terminate any approval that may have been heretofore given under any such provisions authorizing any Person to make an Acquisition Proposal.

          (i)    Nothing contained in this Agreement shall prohibit the board of directors of Company from (i) disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e2(a)(2)-(3) under the Exchange Act, (ii) issuing a statement in connection with an Acquisition Proposal that does not involve the commencement of a tender offer (within the meaning of Rule 14d-2 under the Exchange Act), so long as the statement includes no more information than would be required for a "stop, look and listen" communication under Rule 14d-9(f) under the Exchange Act if such provision was applicable, or (iii) making any disclosure to the shareholders of Company if, in the good faith judgment of the board of directors of Company (after consultation with outside counsel), failure to so disclose would violate its duties under applicable Law; provided, that such Rules will in no way eliminate or modify the effect that any action pursuant to such Rules would otherwise have under this Agreement; and provided, further, that any such disclosure (other than solely a "stop, look and listen" communication of the type contemplated by Rule 14d-9(f) under the Exchange Act) shall be deemed to be a modification of the Company Board Recommendation in a manner adverse to Parent unless the board of directors of Company expressly and concurrently reaffirms the Company Board Recommendation.

        6.10    Notification of Certain Matters.     Each of Company and Parent shall give prompt notice to the other of any fact, change, event or circumstance known to it that (a) is reasonably likely, individually or taken together with all other facts, changes, events and circumstances known to it, to have or to result in any Material Adverse Effect or Parent Material Adverse Effect, as applicable, with respect to it or (b) would cause or constitute a breach of any of its representations, warranties, covenants or agreements contained herein.

        6.11    Georgia Advisory Board.     Parent shall establish an advisory board consisting of the current directors of Company, together with any additional individuals appointed by Parent in its sole discretion, to monitor the performance and operations of the Surviving Corporation in the Savannah, Georgia metropolitan statistical area and shall cause such advisory board to exist for a minimum of three (3) years following the Closing. The compensation provided to members of such advisory board for their service during such period shall be consistent with the compensation provided to directors of the Company as of the date of this Agreement. In furtherance of such service each such director shall enter into an Advisory Board member agreement substantially in the form of Exhibit B hereto (the "Advisory Board Member Agreement")".

        6.12    Takeover Provisions.     No party shall take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any Takeover Provision, and each party shall take all necessary steps within its control to exempt (or ensure the continued exemption of) those transactions from, or if necessary challenge the validity or applicability of, any applicable Takeover Provision, as now or hereafter in effect.

        6.13    Shareholder Litigation.     Company shall give Parent prompt notice of any shareholder litigation against Company and/or its directors or affiliates relating to the transactions contemplated by this Agreement and shall give Parent the opportunity to participate in and control at its own expense the defense or settlement of any such litigation. In addition, no such settlement shall be agreed to without Parent's prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

        6.14    Lewis Broadcasting Loan Repayment.     At the Effective Time, Parent shall repay to Lewis Broadcasting Corporation ("LBC") all outstanding principal and accrued but unpaid interest owed to LBC pursuant to the Amended and Restated Promissory Note, dated June 13, 2012, between SAVB Holdings, LLC, a wholly-owned subsidiary of Company, and LBC.

        6.15    Surviving Corporation Board.     Parent intends to select, in consultation with Company, one existing or former director of Company ("Company Director") to be duly appointed, as of the Effective Time, to serve on the board of directors of the Surviving Corporation. Company Director shall be concurrently appointed to serve on the board of directors of Parent Bank. The appointment of Company Director to the boards of directors of the Surviving Corporation and the Parent Bank shall be subject to the bylaws of the Surviving Corporation and Parent Bank, as applicable, and Company Director shall (i) be reasonably acceptable to the Governance Committee of the Surviving Corporation and (ii) satisfy and comply with the requirements regarding ser vice as a member of the board of directors of the Surviving Corporation and Parent Bank, as applicable, provided under applicable Law and the practices and policies of such board applicable generally to its members.

ARTICLE VII
CONDITIONS PRECEDENT

        7.1    Conditions to Each Party's Obligation to Effect the Closing.     The respective obligation of each party to effect the Closing shall be subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a)    Shareholder Approvals.    The Requisite Shareholder Approval and the Parent Shareholder Approval shall have been obtained.

          (b)    Regulatory Approvals.    All Regulatory Approvals required to consummate the Merger shall have been obtained and shall remain in full force and effect or, in the case of waiting periods, shall have expired or been terminated (and in the case of the obligation of Parent to effect the Closing, no such Regulatory Approval shall contain or shall have resulted in, or would reasonably be expected to result in, the imposition of any Materially Burdensome Regulatory Condition).

          (c)    No Injunctions or Restraints; Illegality.    No order, injunction, decree or judgment issued by any court or governmental body or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.

          (d)    Exchange Listing.    The shares of Parent Common Stock to be issued as part of the Merger Consideration upon consummation of the Merger shall have been authorized for listing on the NASDAQ, subject to official notice of issuance.

          (e)    Form S-4.    The Form S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order suspending the effectiveness of the Form S-4 nor shall proceedings for that purpose have been threatened.

        7.2    Conditions to Obligations of Parent.     The obligation of Parent to effect the Closing is also subject to the satisfaction or waiver by Parent at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    (i) Each of the representations and warranties of Company set forth in Section 3.1, Section 3.2, Section 3.3(a), Section 3.3(b)(i), Section 3.8(c) and Section 3.22 of the Agreement shall be true and correct in all respects at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date) and (ii) each of the other representations and warranties of Company set forth in this Agreement shall be true and correct in all respects (without giving effect to any limi tation as to "materiality" or "Material Adverse Effect" set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except in the case of the foregoing clause (ii), where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Material Adverse Effect.

          (b)    Performance of Obligations of Company.    Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Officer's Certificate.    Parent shall have received a certificate signed on behalf of Company by its Chief Executive Officer or Chief Financial Officer stating that the conditions specified in Section 7.2(a) and Section 7.2(b) have been satisfied.

          (d)    Bank Merger and Termination of Formal Agreements.    The parties shall stand ready to consummate the Bank Merger, and each of the Formal Agreements shall have terminated and be of no further force and effect (and without on-going conditions or restrictions), in each case immediately after the Merger.

          (e)    Opinion of Tax Counsel.    Parent shall have received an opinion from Wachtell, Lipton, Rosen & Katz, special counsel to Parent, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering its opinion, Wachtell, Lipton, Rosen & Katz may require and rely upon representations contained in letters from each of Parent and Company.

          (f)    Employment Agreements.    Immediately prior to the Closing, (i) each of the Key Employees shall be an active employee of Company or one of its Subsidiaries in good standing, (ii) none of the Key Employees shall have repudiated his Employment Agreement and (iii) to the Knowledge of the Company, no circumstances shall have arisen that would serve as a basis for terminating a Key Employee's employment for "cause" under his Employment Agreement had such action been taken immediately following the effective time of his Employment Agreement.

          (g)    Material Adverse Effect.    No Material Adverse Effect shall have occurred.

          (h)    Advisory Board Agreements.    Immediately prior to the Closing, each of the then sitting members of the Company Board shall have entered into an Advisory Board Member Agreement.

        7.3    Conditions to Obligations of Company.     The obligation of Company to effect the Closing is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:

          (a)    Representations and Warranties.    Each of the representations and warranties of Parent set forth in this Agreement shall be true and correct in all respects (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein) at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which case as of such specific date), except where the failure to be so true and correct (without giving effect to any limitation as to "materiality" or "Parent Material Adverse Effect" set forth therein), individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

          (b)    Performance of Obligations of Parent.    Parent shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Effective Time.

          (c)    Officer's Certificate.    Company shall have received a certificate from Parent signed by an authorized officer of Parent stating that the conditions specified in Section 7.3(a) and Section 7.3(b) have been satisfied.

          (d)    Opinion of Tax Counsel.    Company shall have received an opinion from Alston & Bird LLP, special counsel to Company, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify as a "reorganization" within the meaning of Section 368(a) of the Code. In rendering its opinion, Alston & Bird LLP may require and rely upon representations contained in letters from each of Parent and Company.

          (e)    Material Adverse Effect.    No Parent Material Adverse Effect shall have occurred.

ARTICLE VIII
TERMINATION AND AMENDMENT

        8.1    Termination.     This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Company or Parent:

          (a)   by mutual written consent of Company and Parent;

          (b)   by either Company or Parent, if the Closing shall not have occurred on or before End Date (provided that the right to terminate this Agreement under this Section 8.1(b) shall not be available to any party whose action or failure to act has been the cause of or resulted in the failure of the Closing to occur on or before such date and such action or failure to act constitutes a breach of this Agreement);

          (c)   by either Company or Parent, if any Regulatory Approval required to be obtained pursuant to Section 7.1(b) has been denied by the relevant Governmental Entity and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final, nonappealable injunction permanently enjoining or otherwise prohibiting the consummation of the transactions contemplated by this Agreement;

          (d)   by Company, if Parent has breached or is in breach of any representation, warranty, covenant or agreement on the part of Parent contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Parent, constitute grounds for the conditions set forth in Section 7.3(a) or 7.3(b) not to be satisfied on the

  Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to Parent or by its nature or timing cannot be cured within such time period;

          (e)   by Parent, if Company has breached or is in breach of any representation, warranty, covenant or agreement on the part of Company contained in this Agreement in any respect, which breach would, individually or together with all such other then uncured breaches by Company, constitute grounds for the conditions set forth in Section 7.2(a) or 7.2(b) not to be satisfied on the Closing Date and such breach is not cured prior to the earlier of (i) the End Date and (ii) the thirtieth (30th) Business Day after written notice thereof to Company or by its nature or timing cannot be cured within such time period;

          (f)    by Parent, if Company has (i) failed to make the Company Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Parent, (ii) failed to comply in all material respects with its obligations under Section 6.3(a) and Section 6.9 or (iii) approved, recommended or endorsed (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), or proposed or resolved to recommend or endorse (or in the case of a tender or exchange offer, failed to promptly recommend rejection of), an Alternative Transaction or Acquisition Proposal involving Company;

          (g)   by Parent, if the Requisite Shareholder Approval shall not have been obtained at the Company Shareholders Meeting;

          (h)   by Company, if Parent has (i) failed to make the Parent Board Recommendation or has withdrawn, modified or qualified, or proposed or resolved to withdraw, modify or qualify, such recommendation in a manner adverse to Company or (ii) failed to comply in all material respects with its obligations under Section 6.3(b); or

          (i)    by Company, if the Parent Shareholder Approval shall not have been obtained at the Parent Shareholders Meeting.

        8.2    Effect of Termination.     In the event of termination of this Agreement pursuant to this Article VIII, no party to this Agreement shall have any liability or further obligation hereunder to the other party hereto, except that (a) Section 6.2(b) (Access to Information (Confidentiality)), Section 6.4 (Public Disclosure), Section 8.1 (Termination), Section 8.2 (Effect of Termination), Section 8.3 (Termination Fee), Section 8.4 (Amendment), Section 8.5 (Extension; Waiver), and Article IX (General Provisions) shall survive any termination of this Agreement and (b) notwithstanding anything to the contrary in this Agreement, termination will not relieve a breaching party from liability for any willful and material breach of any provision of this Agreement.

        8.3    Termination Fee.

          (a)   In the event that:

              (i)  an Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management or board of directors of Company, or any Person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal after the date of this Agreement,

             (ii)  thereafter this Agreement is terminated (A) by Parent or Company pursuant to Sections 8.1(b) (if the Requisite Shareholder Approval has not theretofore been obtained), (B) by Parent pursuant to Section 8.1(e) or (C) by Parent pursuant to Section 8.1(g), and

            (iii)  prior to the date that is fifteen (15) months after the date of such termination Company consummates an Alternative Transaction or enters into any letter of intent or acquisition agreement or other similar agreement related to an Alternative Transaction, then Company shall on the earlier of the date an Alternative Transaction is consummated or any such letter executed or agreement entered into, as applicable, pay Parent a fee equal to $2,600,000 (the "Company Termination Fee") by wire transfer of immediately available funds.

          (b)   In the event this Agreement is terminated by Parent pursuant to Section 8.1(f), then Company shall, on the date of termination, pay Parent the Company Termination Fee by wire transfer of immediately available funds.

          (c)   In the event this Agreement is terminated by Company pursuant to Section 8.1(h), then Parent shall, on the date of such termination, pay Company a fee equal to $2,600,000 (the "Parent Termination Fee") by wire transfer of immediately available funds.

          (d)   In event that the Company Termination Fee or the Parent Termination Fee is payable under this Section 8.3, the paying party shall also reimburse the non-paying party for all of its out-of-pocket fees and expenses incurred in connection with this Agreement and the transactions contemplated herein, including fees and expenses of accountants, financial advisors and attorneys, and costs and expenses otherwise allocated to the non-paying party pursuant to Section 9.2.

          (e)   Each of Company and Parent acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if either Company or Parent fails promptly to pay any amounts due pursuant to this Section 8.3, and, in order to obtain such payment, Parent commences a suit that results in a judgment against the non-paying party for amounts set forth in this Section 8.3, the non-paying party shall pay to other party its costs and expenses (including reasonable attorneys' fees and expenses) in connection with such suit, together with interest on the amounts set forth in this Section 8.3 from the date of termination of this Agreement at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made plus 300 basis points.

        8.4    Amendment.     Subject to compliance with applicable Law, this Agreement may be amended by Parent and Company; provided, however, after any approval of the transactions contemplated by this Agreement by the shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires such further approval under applicable Law; provided, further, that this Agreement may not be amended except by an instrument in writing signed on behalf of Parent and Company.

        8.5    Extension; Waiver.     At any time prior to the Effective Time, the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (c) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to exercise any right or to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other matter.

ARTICLE IX
GENERAL PROVISIONS

        9.1    No Survival of Representations and Warranties and Agreements.     None of the representations and warranties set forth in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 9.1 shall not limit the survival of any covenant or agreement contained in this Agreement that by its terms applies or is to be performed in whole or in part after the Effective Time.

        9.2    Expenses.     Except as otherwise expressly provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

        9.3    Notices.     All notices and other communications required or permitted to be given hereunder shall be sent to the party to whom it is to be given and be either delivered personally against receipt, by facsimile or other wire transmission, by registered or certified mail (postage prepaid, return receipt requested) or deposited with an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

          (a)   if to Company, to:

      The Savannah Bancorp, Inc.
      25 Bull Street
      Savannah, GA 31401
      Attention: John C. Helmken II
      Fax: (912) 629-6487

      with a copy to:

      Alston & Bird LLP
      1201 West Peachtree Street
      Atlanta, GA 30324
      Attention: Mark C. Kanaly
      Fax: (404) 253-8390

      and:

      Ellis, Painter, Ratterree & Adams LLP
      2 East Bryan Street, 10th Floor
      Savannah, GA 31401
      Attention: J. Wiley Ellis
      Fax: (912) 233-2281

          (b)   if to Parent, to:

      SCBT Financial Corporation
      520 Gervais Street
      Columbia, South Carolina 29201
      Attention: John C. Pollok
      Fax: (803) 531-0524

      with a copy to:

      Wachtell, Lipton, Rosen & Katz
      51 West 52nd Street
      New York, New York 10019
      Attention: Matthew M. Guest, Esq.
      Fax: (212) 403-2000

All notices and other communications shall be deemed to have been given (i) when received if given in person, (ii) on the date of electronic confirmation of receipt if sent by facsimile or other wire transmission, (iii) three (3) Business Days after being deposited in the U.S. mail, certified or registered mail, postage prepaid, or (iv) one (1) Business Day after being deposited with a reputable overnight courier.

        9.4    Interpretation.     For the purposes of this Agreement, (a) words in the singular shall be held to include the plural and vice versa and words of one gender shall be held to include the other gender as the context requires, (b) the terms "hereof," "herein," and "herewith" and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole (including all of the Schedules and Exhibits to this Agreement) and not to any particular provision of this Agreement, and Article, Section, paragraph, Schedule and Exhibit references are to the Articles, Sections, paragraphs, Schedules and Exhibits to this Agreement unless otherwise specified, (c) whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation," (d) the word "or" shall not be exclusive and (e) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified. It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Disclosure Schedule or the Parent Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Disclosure Schedule or the Parent Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Disclosure Schedule or the Parent Disclosure Schedule is or is not material for purposes of this Agreement. This Agreement shall not be interpreted or construed to require any Person to take any action, or fail to take any action, if to do so would violate applicable Law.

        9.5    Counterparts.     This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

        9.6    Entire Agreement.     This Agreement (including the Disclosure Schedule and the Parent Disclosure Schedule, the other Schedules and Exhibits and the other documents and the instruments referred to herein), the Voting and Support Agreements and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

        9.7    Governing Law; Venue; WAIVER OF JURY TRIAL.

          (a)   This Agreement shall be governed and construed in accordance with the Laws of the State of Delaware, without regard to any applicable conflicts of law (except that matters relating to the fiduciary duties of the board of directors of Company shall be subject to the Laws of the State of Georgia).

          (b)   Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court sitting in the State of Delaware (the "Delaware Courts"), and, solely in connection with claims arising under this Agreement or the Merger that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Delaware Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Delaware Courts, (iii) waives any objection that the Delaware Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.3.

          (c)   Each party acknowledges and agrees that any controversy which may arise under this Agreement is likely to involve complicated and difficult issues, and therefore each such party hereby irrevocably and unconditionally waives, to the extent permitted by Law at the time of institution of the applicable litigation, any right such party may have to a trial by jury in respect of any litigation directly or indirectly arising out of or relating to this Agreement or the transactions contemplated by this Agreement. Each party certifies and acknowledges that: (i) no repre sentative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver; (ii) each party understands and has considered the implications of this waiver; (iii) each party makes this waiver voluntarily; and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers and certifications in this Section 9.7.

        9.8    Specific Performance.     The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to seek specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives any requirement under any law to post security as a prerequisite to obtaining equitable relief.

        9.9    Additional Definitions.     In addition to any other definitions contained in this Agreement, the following words, terms and phrases shall have the following meanings when used in this Agreement.

          "Business Day" shall mean any day other than a Saturday, Sunday or day on which banking institutions in New York, New York or Columbia, South Carolina are authorized or obligated pursuant to legal requirements or executive order to be closed.

          "Company Deferred Stock Plan" shall mean Company's Deferred Stock Plan.

          "Company ESPP" shall mean Company's 2005 Employee Stock Purchase Plan.

          "Company Stock Plan" shall mean the Company 2005 Omnibus Stock Ownership and Long Term Incentive Plan, as amended, and Company's Incentive Stock Option Plan, as amended.

          "Confidentiality Agreement" shall mean that certain letter agreement dated as of November 9, 2011, by and between Company and Parent (as it may be amended from time to time).

          "Controlled Group Liability" shall mean any and all liabilities (a) under Title IV of ERISA, (b) under Section 302 of ERISA, (c) under Sections 412, 430 and 4971 of the Code, (d) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code and (e) under corresponding or similar provisions of foreign Laws, other than such liabilities that arise solely out of, or relate solely to, the Company Benefit Plans listed in Section 3.11(a) of the Disclosure Schedule.

          "Corporate Entity" shall mean a bank, corporation, partnership, limited liability company, association, joint venture or other organization, whether an incorporated or unincorporated organization.

          "End Date" shall mean the date that is the nine (9) month anniversary of the date hereof.

          "ERISA Affiliate" shall mean, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same "controlled group" as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

          "Knowledge" with respect to Company, shall mean the actual knowledge, after due inquiry, of those individuals set forth in Section 9.9 of the Disclosure Schedule.

          "Law" or "Laws" shall mean any federal, state, local or foreign or provincial law, statute, ordinance, rule, regulation, order, policy, guideline or agency requirement of or undertaking to or agreement with any Governmental Entity, including common law.

          "Material Adverse Effect" shall mean, with respect to Company any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of Company and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Company to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a "Material Adverse Effect" shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Company Common Stock, in and of itself, but not including any underlying causes thereof, (E) the public disclosure of this Agreement or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change disproportionately affect Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which Company and its Subsidiaries operate.

          "Parent Material Adverse Effect" shall mean, with respect to Parent any event, circumstance, development, change or effect that, individually or in the aggregate, (i) is, or is reasonably likely to be, material and adverse to the business, operations, prospects, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole or (ii) prevents or materially impairs, or would be reasonably likely to prevent or materially impair, the ability of Parent to timely consummate the transactions contemplated hereby or to perform its agreements or covenants hereunder; provided that, in the case of clause (i) only, a "Parent Material Adverse Effect" shall not be deemed to include any event, circumstance, development, change or effect to the extent resulting from (A) changes after the date of this Agreement in GAAP, (B) changes after the date of this Agreement in Laws of general applicability to companies in the financial services industry, (C) changes after the date of this Agreement in political or regulatory conditions or general economic or market conditions in the United States or any state or territory thereof, in each case generally affecting other companies in the financial services industry, (D) a failure, in and of itself, to meet earnings projections or internal financial forecasts, but not including any underlying causes thereof, or changes in the trading price of Parent Common Stock, in and of itself, but not including any underlying causes thereof, (E) the public disclosure of this Agreement or (F) any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism; except, with respect to clauses (A), (B), (C) and (F), to the extent that the effects of such change disproportionately affect Parent and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which Parent and its Subsidiaries operate.

          "Parent Share Value""shall mean the volume weighted average price per share (calculated to the nearest one-hundredth of one cent) of Parent Common Stock on the NASDAQ (based on "regular way" trading on the NASDAQ only), for the consecutive period of ten (10) trading days immediately preceding (but not including) the Closing Date, as calculated by Bloomberg Financial LP under the function "VWAP."

          "party" or "parties" shall mean Company and Parent.

          "Person" shall mean any individual, Corporate Entity or Governmental Entity.

          "Tax" or "Taxes" shall mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, license, intangibles, franchise, backup withholding, environmental, occupation, alternative or add-on minimum taxes imposed by any Governmental Entity, and other taxes, charges, levies or like assessments, and including all penalties and additions to tax and interest thereon.

          "Tax Return" shall mean any return, declaration, report, statement, information statement and other document filed or required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied to a Governmental Entity.

        9.10    Severability.     Any term or provision of this Agreement that is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        9.11    Assignment; Third-Party Beneficiaries.     Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties; provided, however, that Parent may assign any of its rights under this Agreement to a direct or indirect wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder.

[Signature page follows]

        IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.

SCBT FINANCIAL CORPORATION
By:	/s/ JOHN C. POLLOK
	Name:	John C. Pollok
	Title:	Senior Executive Vice President, Chief Operating Officer and Chief Financial Officer

THE SAVANNAH BANCORP, INC.
By:	/s/ J. CURTIS LEWIS III
	Name:	J. Curtis Lewis III
	Title:	Chairman of the Board

[Signature Page to Agreement and Plan of Merger]

Schedule A

Shareholders Executing Voting and Support Agreements

Name of Shareholder	Ownership Percentage
Francis A. Brown	0.26
Russell W. Carpenter	0.95
Clifford H. Dales	0.15
Robert H. Demere, Jr.	1.76
Berryman W. Edwards, Jr.	0.23
J. Wiley Ellis	0.79
L. Carlton Gill	1.57
Michael W. Harden, Jr.	0.05
Holden T. Hayes	0.05
John C. Helmken II	0.56
Jerry O'Dell Keith	0.15
Aaron M. Levy	1.03
J. Curtis Lewis III	2.21
M. Lane Morrison	1.14
James Toby Roberts, Sr.	1.40
James W. Royal, Sr.	1.21
R. Stephen Stramm	0.40
Colonial Group, Inc.	2.90
Lewis Broadcasting Corporation	2.69
Company Deferred Stock Plan	1.57

 Schedule B

Individuals Executing Employment Agreements

Mark Allen

Michael W. Harden, Jr.

Holden Hayes

John C. Helmken II

A. Felton Jenkins III

Annex B

August 7, 2012

Board of Directors
The Savannah Bancorp, Inc.
25 Bull Street
Savannah, Georgia 31401

Ladies and Gentlemen:

        We understand that The Savannah Bancorp, Inc. (the "Company") has agreed to merge with and into SCBT Financial Corporation where each share of Company common stock issued and outstanding immediately prior to the effective time of the merger shall be converted into the right to receive 0.2503 shares of SCBT Financial Corporation common stock with cash paid in lieu of fractional shares (the "Proposed Transaction"). The terms and conditions are set forth in more detail in an Agreement and Plan of Merger, Dated August 7, 2012, by and between the Company and SCBT Financial Corporation (the "Agreement").

        We have been requested by the Company to render our opinion to the Board of Directors of the Company with respect to the fairness, from a financial point of view, to holders of common stock of the Company of the consideration to be received in the Proposed Transaction.

        In arriving at our opinion, we reviewed and analyzed, among other things: (1) the Agreement; (2) any such publicly available information concerning the Company which we believe to be relevant to our inquiry; (3) reviewed certain non-public internal and audited and unaudited financial statements of the Company, and certain other financial, asset quality and operating data, which has been shared and discussed with the management of the Company furnished to us by the Company; (4) reviewed financial projections provided by management reflecting the Company's past and current business, operations and financial condition and prospects of the Company; (5) considered current and historical market conditions and certain financial, stock market and other publicly available information relating to the business of other companies and banks whose operations we considered relevant in evaluating the Transaction; (6) compared the financial performance of the Company with those of certain other publicly traded companies we deemed relevant; and (7) compared certain financial terms of the Proposed Transaction to the financial terms, to the extent publicly available, of certain other transactions we deemed relevant. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, present condition, and future prospects and undertook such other studies, analyses and investigations as we deemed appropriate.

        We have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information discussed with or reviewed by us in arriving at our opinion. With respect to the financial forecasts of the Company provided to or discussed with us, we have assumed, at the direction of the management of the Company and without independent verification or investigation, that such forecasts have been reasonably prepared on bases reflecting the best currently available information, estimates and judgments of the management of the Company as to the future financial performance of the Company. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made nor obtained any evaluations or appraisals of the assets or liabilities (including, without limitation, any potential environmental liabilities), contingent or otherwise, of the Company. We have also assumed that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver, modification or amendment of any term, condition or agreement thereof that would be material to our analyses or this opinion and that the Proposed Transaction will be treated as a tax-free reorganization for federal income tax purposes. We have also assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed

Transaction will be obtained without any adverse effect on the Company or on the expected benefits of the Proposed Transaction. Our opinion is necessarily based upon market, economic and other facts and conditions as they exist on, and can be evaluated as of, the date of this letter. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update or revise the opinion.

        We have acted a financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion. We have also performed various investment banking services for the Company in the past (including marketing the Company for a merger partner) and have received customary fees for such services. We and our affiliates (including SunTrust Banks, Inc.) may have other financing and business relationships with the Company and with SCBT Financial Corporation in the ordinary course of business.

        This opinion is being rendered at the request of the Board of Directors of the Company and is solely for the use and benefit of the Board of Directors of the Company (solely in its capacity as such) in connection with its consideration of the Proposed Transaction, and does not constitute advice or a recommendation as to how the Board of Directors of the Company or any security holder of the Company should act or vote with respect to any matter relating to the Proposed Transaction. This opinion does not address the underlying business decision of the Company to engage in the Proposed Transaction, or the relative merits of the Proposed Transaction as compared to any strategic alternatives that may be available to the Company. Except as specifically provided in the engagement letter between the Company and SunTrust Robinson Humphrey, Inc., this letter is not to be disclosed, quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose or relied upon by any person other than the Board of Directors of the Company, without the prior written consent of SunTrust Robinson Humphrey, Inc.

        Based upon and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, from a financial point of view, the consideration to be received in the Proposed Transaction is fair to holders of common stock of the Company.

SUNTRUST ROBINSON HUMPHREY, INC.
By:	/s/ W. JAMES STOKES W. James Stokes Managing Director

B-2

Annex C

August 7, 2012
Savannah Bancorp, Inc.
25 Bull Street
Savannah, GA 31401

Ladies and Gentlemen:

        We understand that Savannah Bancorp ("SAVB" or the "Company") intends to enter into an Agreement and Plan of Merger, dated as of August 7, 2012 (the "Agreement"), pursuant to which, among other things, the Company will merge into SCBT Financial Corporation. ("SCBT") and, upon the effectiveness of such merger (the "Proposed Transaction"), each issued and outstanding share of the Company's common stock shall be converted into the right to receive 0.2503 shares of SCBT common stock (as defined in the Agreement) at closing of the Transaction (the "Merger Consideration"). Also, as part of the Proposed Transaction, Savannah Bank, N.A. and Bryan Bank & Trust, the Company's banking subsidiary, will merger into South Carolina Bank & Trust. The terms and conditions of the Proposed Transaction are set forth in more detail in the Agreement.

        In connection with the Merger and Agreement, you have requested our Opinion (the "Opinion") as to whether the Consideration to be paid to SAVB in connection with the Proposed Transaction is fair, from a financial point of view, to the shareholders of SAVB.

        FIG Partners LLC ("FIG"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive bidding, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. As specialists in the securities of banking companies, we have experience and knowledge of, the valuation of banking institutions. As you are aware, in the course of its daily trading activities, investment funds controlled by an affiliate (as such term is defined in Regulation 12G-2 promulgated under the Securities Exchange Act of 1934, as amended) of FIG and their affiliates may from time to time effect transactions and hold securities of the Company, to the extent that we have any such position as of the date of this Opinion it has been disclosed to the Company. This Opinion has been reviewed by FIG's compliance officer consistent with internal policy. In addition FIG has not had a material relationship with any party to the transaction for which we have received compensation during the prior two years.

        We were retained by the SAVB to act as one of its financial advisors in connection with the Proposed Transaction and in rendering this Opinion. We will receive compensation from SAVB in connection with our services and SAVB has agreed to indemnify us for certain liabilities arising out of our engagement.

FIG Partners
100 Colony Square, Ste #2250
1175 Peachtree Street
Atlanta, GA 30361

        During the course of our engagement and for the purposes of the Opinion set forth herein, we have:

  (i)
  reviewed the Agreement and terms of the Proposed Transaction;

  (ii)
  reviewed certain historical publicly available business and financial information concerning SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust including among other things, quarterly and annual reports filed by the parties with the FDIC, the Federal Reserve and the SEC;

  (iii)
  reviewed certain internal financial statements and other financial and operating data concerning SAVB, Savannah Bank, N.A., and Bryan Bank & Trust;

  (iv)
  analyzed certain financial projections prepared by the management of SAVB;

  (v)
  held discussions with members of the senior management of SAVB for the purpose of reviewing the future prospects of SAVB and SCBT, including financial forecasts related to the respective businesses, earnings, assets, liabilities and the amount and timing of cost savings (the "Synergies") expected to be achieved as a result of the merger;

  (vi)
  reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

  (vii)
  performed such other analyses and considered such other factors as we have deemed appropriate.

        We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

        In rendering this Opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by SAVB and in the discussions with the Company. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust. In addition, we have not reviewed individual credit files nor have we made an independent evaluation or appraisal of the assets and liabilities of SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

        We have assumed that the Proposed Transaction will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the proposed Transaction will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust. In rendering this Opinion, we have consulted SAVB, SCBT, Savannah Bank, N.A., Bryan Bank & Trust, and South Carolina Bank & Trust and we have assumed that there are no factors that would impede any necessary regulatory or governmental approval of the proposed Transaction.

C-2

        The Opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

        This letter is solely for the information of the Board of Directors of SAVB and is not to be used, circulated, quoted or otherwise referred to for any other purpose, nor is it to be filed with, included in or referred to in whole or in part in any proxy statement or any other document, except in each case in accordance with our prior written consent which shall not be unreasonably withheld; provided, however, that we hereby consent to the inclusion and reference to this letter in any proxy statement, information statement or tender offer document to be delivered to the holders of SAVB common stock in connection with the proposed Transaction if and only if this letter is quoted in full or attached as an exhibit to such document and this letter has not been withdrawn prior to the date of such document.

        Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the Opinion as of the date hereof that the Consideration to be paid to SAVB pursuant to the Agreement is fair, from a financial point of view, to the shareholders of SAVB.

Sincerely,

FIG PARTNERS, LLC

C-3

Annex D

Form of Voting and Support Agreement

[See Attached]

[Form of Voting and Support Agreement]

August 7, 2012

SCBT Financial Corporation
520 Gervais Street
Columbia, South Carolina 29201

Re:
Agreement and Plan of Merger by and between SCBT Financial Corporation ("SCBT") and The Savannah Bancorp, Inc. (the "Company")

Ladies and Gentlemen:

        In consideration of the expenses and other obligations SCBT will incur in connection with the Agreement and Plan of Merger, by and between SCBT and the Company, dated as of August 7, 2012 (as may be amended, amended and restated or otherwise modified from time to time, the "Merger Agreement"), and in order to induce SCBT to execute the Merger Agreement and to proceed to incur such expenses,                        ("Shareholder") hereby agrees as follows (capitalized terms used and not defined herein shall have the meaning given in the Merger Agreement):

          1.     Shareholder represents and warrants that, as of the date of this letter agreement Shareholder has, and at all times during the term of this letter agreement will have, beneficial ownership of, good and valid title to and full and exclusive power to vote and to dispose of, in each case without restriction or limitation, that number of shares of the common stock of the Company, par value $1.00 per share, (the "Common Stock"), as set forth on Annex A hereto (such shares, together with all additional shares or rights to acquire shares of Common Stock that such Shareholder may acquire from and after the date hereof, the "Shares"). Shareholder hereby revokes any and all previous proxies granted with respect to the Shares.

          2.     Shareholder agrees, until the earlier of (a) the Effective Time or (b) the date that the Merger Agreement is terminated in accordance with its terms (the "Expiration Date"), that, without the prior written consent of SCBT, other than pursuant to the Merger, Shareholder shall not directly or indirectly, sell (including short sell), transfer, pledge, encumber or otherwise dispose of, including by gift (collectively, "Transfer"), or enter into any contract or understanding with respect to a Transfer of, the Shares. In the case of any Transfer by operation of law, this letter agreement shall be binding upon the transferee(s).

          3.     Until the Expiration Date and except as SCBT may otherwise agree, at the Company Shareholders Meeting and at any other meeting of Company shareholders, however called, and on every action or approval by written consent of shareholders of the Company, Shareholder shall vote (or cause to be voted), or deliver (or cause to be delivered) a written consent covering, the Shares:

            (a)   in favor of the approval of the Merger and the Merger Agreement and in favor of any proposal to adjourn or postpone the Company Shareholders Meeting to a later date if there are not sufficient votes for adoption of the Merger Agreement on the date on which the Company Shareholders Meeting is held and in favor of any action in furtherance of any of the foregoing;

            (b)   against any action or agreement that is intended, or could be reasonably expected to, result in a breach of any representation, warranty, covenant or obligation of the Company or any Company Subsidiary in the Merger Agreement or that would otherwise be inconsistent with, prevent, impede or delay the consummation of the Merger; and

            (c)   against any proposal that relates to an Acquisition Proposal or Alternative Transaction or any amendment or other change in the Company's or any Company Subsidiary's articles of incorporation or bylaws, except as to the transactions contemplated by the Merger Agreement.

          4.     Shareholder hereby acknowledges that Shareholder is, in its capacity as a shareholder of the Company, bound by the restrictions set forth in Section 6.9 of the Merger Agreement and agrees consistent therewith not to solicit or facilitate any Acquisition Proposal or Alternative Transaction.

          5.     Shareholder, in its capacity as a shareholder of the Company, hereby agrees not to take any action that is intended, or could be reasonably expected, to prevent, impede or delay the consummation of the Merger.

          6.     Shareholder represents, warrants and covenants to SCBT that this letter agreement has been duly and validly executed and delivered by Shareholder and constitutes a valid and legally binding agreement of Shareholder, enforceable against the undersigned in accordance with its terms and no other action is necessary to authorize the execution and delivery by Shareholder or the performance of its obligations hereunder. If Shareholder is married and any of the Shares constitute community property or spousal approval is otherwise necessary for this letter agreement to be legal, binding and enforceable, this letter agreement has been duly and validly executed and delivered by, and constitutes a valid and legally binding agreement of, Shareholder's spouse, enforceable in accordance with its terms.

          7.     Except as otherwise provided herein, this letter agreement shall terminate and shall have no further force or effect as of the Expiration Date.

          8.     The undersigned acknowledges that SCBT may be irreparably harmed by, and that there may be no adequate remedy at law for, a violation by the undersigned hereof. Without limiting other remedies, SCBT shall have the right to seek to enforce this letter agreement by specific performance or injunctive relief.

          9.     This letter agreement shall be governed by, and construed in accordance with, the laws of the State of South Carolina applicable to agreements made and to be performed entirely within such state. The parties to this letter agreement irrevocably submit to the personal jurisdiction of any court of the State of South Carolina or any court of the United States located in the State of South Carolina with respect to any dispute arising out of this letter agreement or the transactions contemplated by this letter agreement. This letter agreement may be executed and delivered (including by facsimile transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

[Remainder of page left intentionally blank]

D-2

Very truly yours,
Accepted and Agreed:
SCBT FINANCIAL CORPORATION
By:
Name:
Title:

Dated: August     , 2012

[Signature Page to Voting and Support Agreement]

Annex A

Shareholder	Shares beneficially owned	Shares subject to options, warrants and other rights to acquire shares

        The number of shares set forth on this Annex A are the only shares of Common Stock beneficially owned by Shareholder as of the date of this letter agreement.

Annex E

Form of Advisory Board Member Agreement

[See Attached]

ADVISORY BOARD MEMBER AGREEMENT

        THIS ADVISORY BOARD MEMBER AGREEMENT (this "Agreement"), dated as of                    , 2012, by and between SCBT Financial Corporation (the "Company"), a bank holding company organized and existing under the laws of the State of South Carolina, and [NAME] (the "Member") and is effective as of the Effective Date (as defined below). If the Effective Date does not occur, this Agreement shall be null and void ab initio and of no further force and effect.

WITNESSETH:

        WHEREAS, the Company has entered into an Agreement and Plan of Merger with The Savannah Bancorp, Inc. (together, as applicable, with its subsidiaries and affiliates referred to herein as "Savannah"), dated as of August 7, 2012 (the "Merger Agreement") pursuant to which the Company shall merge with Savannah effective as of the Closing Date (as defined in the Merger Agreement);

        WHEREAS, the Company and Savannah have determined that it is in the best interests of the Company's and Savannah's shareholders to establish an advisory board consisting of legacy directors of Savannah, together with additional individuals, if any, appointed by the Company in its sole discretion (the "Georgia Advisory Board"); and

        WHEREAS, the Member has invaluable knowledge and expertise regarding the business of Savannah and the Company wishes to appoint the Member to serve on the Georgia Advisory Board on the terms and subject to the conditions specified hereinafter.

        NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company and the Member hereby agree as follows:

        1.    Advisory Period.     The Member shall be appointed to serve on the Georgia Advisory Board commencing on the Closing Date (as defined in the Merger Agreement) (the "Effective Date") and shall continue to serve until the third anniversary of the Effective Date, unless terminated earlier as provided herein (the "Advisory Period").

        2.    Advisory Services.     During the Advisory Period, the Member shall (a) attend Georgia Advisory Board meetings, (b) make himself reasonably available to the Company to discuss matters relating to the business of its banking interests in the Savannah, Georgia metropolitan statistical area, and (c) advise on specific projects for the Company relating to business opportunities in the State of Georgia, in each case, as may be reasonably requested from time to time by the Company.

        3.    Consideration.     In consideration for agreeing to provide the advisory services set forth in Section 2 and in consideration of the Member's compliance with the Restrictive Covenants set forth in Section 7, the Member shall be paid an advisory fee of $[            ] on a monthly basis, in arrears (the "Advisory Fee").(1) The Advisory Fee shall be paid to the Member, in accordance with the payment schedule set forth in the previous sentence, beginning on the Effective Date and continuing until the third anniversary of the Effective Date, regardless of whether the Advisory Period is terminated on an earlier date.

        4.    Expenses.     The Company shall reimburse the Member pursuant to the Company's reimbursement policies for any applicable reasonable business expenses incurred by the Member in connection with the performance of the advisory services described in Section 2.

        5.    Sole Consideration.     Except as specifically provided in Section 3 of this Agreement, the Member shall be entitled to no compensation or benefits from the Company with respect to the advisory services.

        6.    Status as an Independent Contractor.     The Company and the Member acknowledge and agree that the Member shall be acting and shall act at all times as an independent contractor only and not as an employee, agent, partner or joint venturer of or with the Company or any entity for which the Company provides services. The Member acknowledges that he is solely responsible for the payment of

(1)
NTD: Amounts to be consistent with director fees paid to the Member prior to the Effective Date.

all Federal, state, local and foreign taxes that are required by applicable laws or regulations to be paid with respect to the Advisory Fees payable hereunder.

        7.    Restrictive Covenants.

          (a)    Restrictive Covenants.    The Member shall not take any of the following actions during the period beginning on the Effective Date and ending on the third anniversary of the Effective Date (the "Restricted Period").

              (i)  Become employed by (as an officer, director, employee, consultant or otherwise), involved or engaged in, provide service to, or otherwise become commercially or financially interested in or affiliated with (other than as a less than 1% equity owner of any corporation traded on any national, international or regional stock exchange or in the over-the-counter market) any person or entity that participates, or proposes to enter the, business of providing banking, lending, investment advisory, financial planning, depositary, trust, brokerage or similar services in, or to customers or clients located in, the Territory (as such term is defined below) (any such person a "Competing Party"), without the advance written permission of the Company;

             (ii)  Solicit, divert or take away, or attempt to solicit, divert or take away, or in association with any other person, solicit, divert or take away or attempt to solicit, divert or takeaway, for competitive purposes, the business of any of the clients or customers of the Company, SCBT Bank, or an affiliate thereof (including, without limitation, Savannah) (collectively "Company Affiliates"), or otherwise induce such customers or clients or prospective customers or clients to reduce, terminate, restrict or alter their business relationship with the Company or any Company Affiliate in any fashion, including, without limitation, customers or prospective customers to refrain from maintaining or acquiring from or through the Company or any Company Affiliate any product or service which was provided or offered by the Company during the period of the Member's service with the Company; or

            (iii)  Induce or attempt to induce, or in association with any other person, induce or attempt to induce, any employee of the Company or any Company Affiliate to leave the Company or any Company Affiliate for the purpose of engaging in a business operation that is competitive with the Company or Company Affiliate or is or would be a Competing Party.

          (b)    Geographic Scope.    The restrictions on competition set forth in Section 7(a)(i) of this Agreement shall apply to the counties of (i) Chatham, Bryan, Liberty and Effingham each in the State of Georgia and (ii) Beaufort and Jasper each in the State of South Carolina (such counties collectively the "Territory").

          (c)    Member's Representation.    The Member acknowledges and agrees that the restrictions of this Section 7 are necessary and vital to protect the legitimate business interests of the Company and its affiliates, are fair and reasonable in all respects, and are not overbroad or unduly burdensome to him.

          (d)    Obligations Survive.    The Member's obligations under this Section 7 shall survive any termination of the Advisory Period with the Company.

        8.    Termination of Arrangement.     The parties hereto expect that this advisory arrangement will continue for the full term of the Advisory Period, but either the Member or the Company may choose to terminate the Advisory Period for any reason prior to the end of the scheduled Advisory Period upon written notice provided to the other party hereto. The parties hereto acknowledge that, regardless of the reason for any such termination, the Member shall continue to receive Advisory Fees through the third anniversary of the Effective Date, and the parties further agree and acknowledge that the Restricted Period shall continue to apply to the Member for the Restricted Period (as defined in

Section 7) irrespective of any earlier termination of the Advisory Period; provided, however, that in addition to any other remedy that the Company may seek, the Company shall cease to pay Advisory Fees to the Member upon any breach of Section 7(a).

        9.    Miscellaneous.     (a) Successors and Assigns.    This Agreement will be binding upon, inure to the benefit of and be enforceable by, as applicable, the Company and the Member and their respective personal or legal representatives, executors, administrators, successors, assigns, heirs, distributees and legatees. This Agreement is personal in nature and the Member shall not, without the written consent of the Company, assign, transfer or delegate this Agreement or any rights or obligations hereunder.

          (b)    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of South Carolina without giving effect to such state's laws and principles regarding the conflict of laws.

          (c)    Amendment.    No provision of this Agreement may be amended, modified, waived or discharged unless such amendment, waiver, modification or discharge is agreed to in writing and such writing is signed by the Member and the Company.

          (d)    Notice.    All notices and other communications hereunder shall be in writing and shall be given by hand delivery to the other party or by registered or certified mail, return receipt requested, postage prepaid, addressed as follows:

    if to the Member:

    At the address most recently on the books and records of the Company.

    if to the Company:

    520 Gervais Street
    Columbia, South Carolina 29201
    ATTN: Corporate Secretary

    or to such other address as either party shall have furnished to the other in writing in accordance herewith. Notice and communications shall be effective when actually received by the addressee.

          (e)    Headings.    The headings of this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

          (f)    Counterparts.    This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument.

        10.    Internal Revenue Code Section 409A.

          (a)    General.    This Agreement shall be interpreted and administered in a manner so that any amount or benefit payable hereunder shall be paid or provided in a manner that is either exempt from or compliant with the requirements Section 409A of the Internal Revenue Code of 1986, as amended (the "Code") and applicable Internal Revenue Service guidance and Treasury Regulations issued thereunder (and any applicable transition relief under Section 409A of the Code). Nevertheless, the tax treatment of the benefits provided under the Agreement is not warranted or guaranteed. Neither the Company nor its directors, officers, employees or advisers (other than the Member) shall be held liable for any taxes, interest, penalties or other monetary amounts owed by the Member as a result of the application of Section 409A of the Code.

          (b)    Definitional Restrictions.    Notwithstanding anything in this Agreement to the contrary, to the extent that any amount or benefit that would constitute non-exempt "deferred compensation" for purposes of Section 409A of the Code ("Non-Exempt Deferred Compensation")

  would otherwise be payable or distributable hereunder by reason of the Member's termination of service, such Non-Exempt Deferred Compensation will not be payable or distributable to the Member unless the circumstances giving rise to such termination of service meet any description or definition of "separation from service" in Section 409A of the Code and applicable regulations (without giving effect to any elective provisions that may be available under such definition). This provision does not prohibit the vesting of any Non-Exempt Deferred Compensation upon a termination of service, however defined. If this provision prevents the payment or distribution of any Non-Exempt Deferred Compensation, such payment shall be made on the date on which an event occurs that constitutes a Section 409A-compliant "separation from service."

[Remainder of page intentionally left blank]

        IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed and delivered as of the date first above written.

[ ]
By:
[ ]

Annex F

CONDENSED CONSOLIDATED FINANCIAL INFORMATION OF
SCBT FINANCIAL CORPORATION
(Pursuant to S.C. Code Section 33-11-103)

        Section 33-11-103 of the Code of Laws of South Carolina, 1976, as amended, requires that the notice of the meeting of shareholders at which a plan of merger will be voted upon be accompanied by balance sheets for each corporation participating in the merger as of the close of the preceding two fiscal years as well as income statements for each participating corporation for each of the preceding three fiscal years. The audited consolidated balance sheets as of December 31, 2011 and 2010 and the statements of operations for the years ended December 31, 2011, 2010 and 2009, which appear at pages G-3 and G-4, comply with the requirements of Section 33-11-103 with respect to The Savannah Bancorp, Inc. The attached audited condensed consolidated balance sheets at December 31, 2011 and 2010 and audited condensed consolidated income statements for the years ended December 31, 2011, 2010 and 2009 for SCBT Financial Corporation satisfy the requirements of Section 33-11-103 with respect to SCBT Financial Corporation.

        This Annex F should be read in conjunction with the audited consolidated financial statements of The Savannah Bancorp, Inc. and SCBT Financial Corporation, respectively, and the notes to such audited consolidated financial statements contained in reports that The Savannah Bancorp, Inc. and SCBT Financial Corporation have previously filed with the Securities and Exchange Commission, including, in the case of SCBT Financial Corporation, as set forth in this joint proxy statement/prospectus under "Where You Can Find More Information" and incorporated by reference into this joint proxy statement / prospectus. The audited consolidated financial statements for The Savannah Bancorp, Inc. included with its Annual Report on Form 10-K for the year ended December 31, 2011 filed with the Securities and Exchange Commission ("SEC") on March 30, 2012 and the unaudited financial statements included with its Quarterly Report on Form 10-Q for the period ending June 30, 2012, filed with the SEC on August 14, 2012, are included with this joint proxy statement/prospectus.

SCBT Financial Corporation and Subsidiary

Consolidated Balance Sheets

(Dollars in thousands, except par value)

	December 31,
	2011	2010
ASSETS
Cash and cash equivalents:
Cash and due from banks	$129,729	$83,449
Interest-bearing deposits with banks	1,822	416
Federal funds sold and securities purchased under agreements to resell	39,874	153,234

Total cash and cash equivalents	171,425	237,099

Investment securities:
Securities held to maturity (fair value of $17,864 and $20,150, respectively)	16,569	19,941
Securities available for sale, at fair value	289,195	197,374
Other investments	18,292	20,597

Total investment securities	324,056	237,912

Loans held for sale	45,809	42,704

Loans:
Acquired	402,201	321,038
Less allowance for acquired loan losses	(31,620)	—
Non-acquired	2,470,565	2,296,200
Less allowance for non-acquired loan losses	(49,367)	(47,512)

Loans, net	2,791,779	2,569,726

FDIC receivable for loss share agreements	262,651	212,103
Other real estate owned (covered of $65,849 and $69,317, respectively; and non-covered of $18,022 and $17,264, respectively)	83,871	86,581
Premises and equipment, net	94,250	87,381
Goodwill	62,888	62,888
Other assets	59,828	58,397

Total assets	$3,896,557	$3,594,791

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits:
Noninterest-bearing	$658,454	$484,838
Interest-bearing	2,596,018	2,519,310

Total deposits	3,254,472	3,004,148
Federal funds purchased and securities sold under agreements to repurchase	180,436	191,017
Other borrowings	46,683	46,978
Other liabilities	33,186	22,691

Total liabilities	3,514,777	3,264,834

Shareholders' equity:
Preferred stock—$.01 par value; authorized 10,000,000 shares; no shares issued and outstanding	—	—
Common stock—$2.50 par value; authorized 40,000,000 shares; 14,039,422 and 12,793,823 shares issued and outstanding	35,099	31,985
Surplus	233,232	198,647
Retained earnings	116,198	103,117
Accumulated other comprehensive loss	(2,749)	(3,792)

Total shareholders' equity	381,780	329,957

Total liabilities and shareholders' equity	$3,896,557	$3,594,791

SCBT Financial Corporation and Subsidiary

Consolidated Statements of Income

(Dollars in thousands, except per share data)

	Years Ended December 31,
	2011	2010	2009
Interest income:
Loans, including fees	$162,205	$143,493	$131,770
Investment securities:
Taxable	7,641	9,985	8,501
Tax-exempt	854	853	936
Federal funds sold and securities purchased under agreements to resell	1,018	1,023	591

Total interest income	171,718	155,354	141,798

Interest expense:
Deposits	17,557	28,526	30,731
Federal funds purchased and securities sold under agreements to repurchase	527	630	502
Other borrowings	2,182	3,581	5,975

Total interest expense	20,266	32,737	37,208

Net interest income	151,452	122,617	104,590
Provision for loan losses	30,236	54,282	26,712

Net interest income after provision for loan losses	121,216	68,335	77,878

Noninterest income:
Gains on acquisitions	16,529	98,081	—
Service charges on deposit accounts	22,654	21,342	15,498
Bankcard services income	11,721	8,987	5,043
Mortgage banking income	6,271	6,564	6,552
Trust and investment services income	5,464	4,251	2,517
Securities gains, net	323	292	82
Total other-than-temporary impairment losses	(115)	(1,281)	(10,494)
Portion of impairment losses recognized in other comprehensive income	—	(5,489)	5,489

Net impairment losses recognized in earnings	(115)	(6,770)	(5,005)
Accretion (amortization) of FDIC indemnification asset	(10,135)	2,443	—
Other	2,407	2,545	1,559

Total noninterest income	55,119	137,735	26,246

Noninterest expense:
Salaries and employee benefits	68,937	60,795	40,787
Net occupancy expense	9,674	8,544	6,392
Furniture and equipment expense	8,476	7,530	6,049
Merger expense	3,198	5,504	—
FDIC assessment and other regulatory charges	4,573	5,283	5,449
OREO expense and loan related	14,354	5,304	5,641
Advertising and marketing	2,729	3,618	2,497
Federal Home Loan Bank advances prepayment fee	—	3,189	—
Professional fees	1,473	2,046	1,358
Amortization of intangibles	1,991	1,650	526
Other	27,573	21,779	14,947

Total noninterest expense	142,978	125,242	83,646

Earnings:
Income before provision for income taxes	33,357	80,828	20,478
Provision for income taxes	10,762	28,946	6,883

Net income	22,595	51,882	13,595
Preferred stock dividends	—	—	1,115
Accretion on preferred stock discount	—	—	3,559

Net income available to common shareholders	$22,595	$51,882	$8,921

Earnings per common share:
Basic	$1.65	$4.11	$0.74

Diluted	$1.63	$4.08	$0.74

Dividends per common share	$0.68	$0.68	$0.68

Weighted average common shares outstanding:
Basic	13,677	12,618	12,061
Diluted	13,751	12,720	12,109

Annex G

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of The Savannah Bancorp, Inc.

        We have audited the accompanying consolidated balance sheets of The Savannah Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010, and the related consolidated statements of operations, other comprehensive income (loss), changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2011. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Savannah Bancorp, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ Mauldin & Jenkins, LLC

Atlanta, Georgia
March 20, 2012

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except share data)

	December 31,
	2011	2010
Assets
Cash and due from banks	$13,225	$17,990
Federal funds sold	535	110
Interest-bearing deposits in banks	81,717	40,836

Cash and cash equivalents	95,477	58,936
Securities available for sale, at fair value (amortized cost of $81,764 and $136,980)	83,653	138,099
Loans, net of allowance for loan losses of $21,917 and $20,350	737,761	806,212
Premises and equipment, net	14,286	15,056
Other real estate owned	20,332	13,199
Bank-owned life insurance	6,510	6,309
Goodwill and other intangible assets, net	3,562	3,786
Other assets	23,654	25,333

Total assets	$985,235	$1,066,930

Liabilities
Deposits:
Noninterest-bearing	$106,939	$95,725
Interest-bearing demand	147,716	140,531
Savings	20,062	20,117
Money market	255,285	265,840
Time deposits	316,927	401,532

Total deposits	846,929	923,745
Short-term borrowings	14,384	15,075
Other borrowings	8,581	10,536
Federal Home Loan Bank advances	16,653	17,658
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Other liabilities	4,248	3,803

Total liabilities	901,105	981,127

Commitments and contingencies (Notes 17 and 20)
Shareholders' equity
Preferred stock, par value $1 per share: authorized 10,000,000 shares, none issued	—	—
Common stock, par value $1 per share: shares authorized 20,000,000, issued 7,201,346	7,201	7,201
Additional paid-in capital	48,656	48,634
Retained earnings	27,103	29,275
Treasury stock, at cost, 2,210 and 2,483 shares	(1)	(1)
Accumulated other comprehensive income, net	1,171	694

Total shareholders' equity	84,130	85,803

Total liabilities and shareholders' equity	$985,235	$1,066,930

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

($ in thousands, except per share data)

	For the Years Ended December 31,
	2011	2010	2009
Interest and dividend income
Loans, including fees	$41,935	$45,001	$47,081
Investment securities:
Taxable	2,663	2,401	3,220
Tax-exempt	257	313	154
Dividends	78	47	45
Deposits with banks	127	147	45
Federal funds sold	3	20	18

Total interest and dividend income	45,063	47,929	50,563

Interest expense
Deposits	8,016	12,460	16,454
Short-term and other borrowings	821	1,138	1,045
Federal Home Loan Bank advances	348	458	397
Subordinated debt	303	306	362

Total interest expense	9,488	14,362	18,258

Net interest income	35,575	33,567	32,305
Provision for loan losses	20,035	21,020	13,065

Net interest income after provision for loan losses	15,540	12,547	19,240

Noninterest income
Trust and asset management fees	2,646	2,599	2,351
Service charges on deposit accounts	1,458	1,788	1,809
Mortgage related income, net	183	398	432
Gain on sale of securities	763	608	2,119
Gain (loss) on hedges	(1)	2	873
Other operating income	1,597	1,916	1,238

Total noninterest income	6,646	7,311	8,822

Noninterest expense
Salaries and employee benefits	11,282	11,948	12,146
Occupancy and equipment	3,683	3,945	3,716
Information technology	1,708	2,101	1,810
Loan collection and OREO expense	1,500	815	848
FDIC deposit insurance	1,303	1,688	1,886
Amortization of intangibles	224	171	144
Loss on sales and write-downs of foreclosed assets	2,679	2,472	2,566
Other operating expense	3,874	3,837	3,862

Total noninterest expense	26,253	26,977	26,978

Income (loss) before income taxes	(4,067)	(7,119)	1,084
Income tax expense (benefit)	(1,895)	(3,130)	155

Net income (loss)	$(2,172)	$(3,989)	$929

Net income (loss) per share:
Basic	$(0.30)	$(0.60)	$0.16

Diluted	$(0.30)	$(0.60)	$0.16

Dividends per share	$0.00	$0.02	$0.185

Average basic shares (000s)	7,199	6,625	5,933

Average diluted shares (000s)	7,199	6,625	5,936

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

($ in thousands)

	For the Years Ended December 31,
	2011	2010	2009
Net income (loss)	$(2,172)	$(3,989)	$929
Other comprehensive income (loss):
Change in unrealized holding gains on securities available for sale arising during period, net of tax of $582, $153 and $480	950	250	783
Reclassification adjustment for net gains on securities available for sale included in net income (loss), net of taxes of $290, $231 and $805	(473)	(377)	(1,314)
Change in fair value and gains on termination of derivative instruments, net of tax of $0, $172 and $777	—	(287)	(1,295)

Other comprehensive loss	$(1,695)	$(4,403)	$(897)

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

($ in thousands, except share data)

	For the Years Ended December 31,
	2011	2010	2009
Common shares issued
Shares, beginning of year	7,201,346	5,933,789	5,933,789
Common stock issued	—	1,267,557	—

Shares, end of year	7,201,346	7,201,346	5,933,789

Treasury shares owned
Shares, beginning of year	2,483	1,443	318
Treasury stock issued	(273)	(943)	—
Unredeemed common stock	—	36	—
Unvested restricted stock	—	1,947	1,125

Shares, end of year	2,210	2,483	1,443

Common stock
Balance, beginning of year	$7,201	$5,934	$5,934
Common stock issued	—	1,267	—

Balance, end of year	7,201	7,201	5,934

Additional paid-in capital
Balance, beginning of year	48,634	38,605	38,516
Common stock issued, net of issuance costs	2	9,980	—
Stock-based compensation expense, net	20	49	89

Balance, end of year	48,656	48,634	38,605

Retained earnings
Balance, beginning of year	29,275	33,383	33,552
Net income (loss)	(2,172)	(3,989)	929
Dividends paid	—	(119)	(1,098)

Balance, end of year	27,103	29,275	33,383

Treasury stock
Balance, beginning of year	(1)	(4)	(4)
Treasury stock issued	—	3	—

Balance, end of year	(1)	(1)	(4)

Accumulated other comprehensive income, net
Balance, beginning of year	694	1,108	2,934
Change in unrealized gains/losses on securities available for sale, net of reclassification adjustment	477	(127)	(531)
Change in fair value and gains on termination of derivative instruments, net of tax	—	(287)	(1,295)

Balance, end of year	1,171	694	1,108

Total shareholders' equity	$84,130	$85,803	$79,026

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
($ in thousands)	2011	2010	2009
Operating activities
Net income (loss)	$(2,172)	$(3,989)	$929
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Provision for loan losses	20,035	21,020	13,065
Proceeds from sale of loans originated for sale	—	—	291
Net amortization of securities	1,010	1,922	432
Depreciation and amortization	1,349	1,454	1,513
Accretion of gain on termination of derivatives	—	(453)	(1,962)
Proceeds from termination of derivatives	—	—	1,299
Non cash stock-based compensation expense	20	79	144
Increase in deferred income taxes, net	(2,427)	(1,759)	(1,748)
Gain on sale of securities, net	(763)	(608)	(2,119)
Loss on sales and write-downs of foreclosed assets	2,679	2,472	2,566
Equity in net (income) loss of nonconsolidated subsidiary	(35)	50	(43)
Gain on sale of partnership interest	—	(255)	—
Increase in CSV of bank-owned life insurance policies	(201)	(183)	(218)
Decrease (increase) in prepaid FDIC deposit insurance assessment	1,292	1,545	(5,037)
Decrease (increase) in income taxes receivable/payable	2,014	(3,758)	1,068
Change in other assets and other liabilities, net	987	(1,965)	(673)

Net cash provided by operating activities	23,788	15,572	9,507

Investing activities
Activity in available for sale securities
Purchases	(3,654)	(100,897)	(88,741)
Sales	38,434	52,483	62,076
Maturities, calls and paydowns	20,189	22,547	21,203
Loan originations and principal collections, net	33,573	22,644	(35,442)
Proceeds from sale of foreclosed assets	5,031	9,120	5,048
Disposition of premises and equipment	—	—	305
Proceeds from life insurance and sale of partnership interest	—	1,002	—
Additions to premises and equipment	(355)	(765)	(6,141)
Net cash received from FDIC-assisted transaction	—	190,253	—

Net cash provided by (used in) investing activities	93,218	196,387	(41,692)

Financing activities
Net increase (decrease) in noninterest-bearing deposits	11,214	4,837	(166)
Net (decrease) increase in interest-bearing deposits	(88,030)	(166,516)	52,720
Net decrease in short-term borrowings	(691)	(8,478)	(10,083)
Net (decrease) increase in other borrowings	(1,955)	(5,452)	3,837
Net decrease in FHLB advances	(1,005)	(29,006)	(505)
Payment on note payable	—	(74)	(86)
Dividends paid	—	(119)	(1,098)
Issuance of common stock, treasury stock and exercise of options	2	11,250	—

Net cash (used in) provided by financing activities	(80,465)	(193,558)	44,619

Increase in cash and cash equivalents	36,541	18,401	12,434
Cash and cash equivalents, beginning of year	58,936	40,535	28,101

Cash and cash equivalents, end of year	$95,477	$58,936	$40,535

Supplemental disclosures of cash flow information
Cash paid (received) during the year for:
Interest on deposits and other borrowings	$9,909	$14,881	$18,826
Income taxes	(1,911)	—	550
Non cash investing activity:
Transfer to other real estate owned from loans	(17,067)	(16,462)	(7,843)

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1—Organization and Summary of Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include the accounts of The Savannah Bancorp, Inc. ("the Company") and its wholly-owned subsidiaries, The Savannah Bank, N.A. ("Savannah"), Bryan Bank & Trust ("Bryan"), Minis & Co., Inc. ("Minis") and SAVB Holdings, LLC ("SAVB Holdings"). Minis is a registered investment advisory firm and SAVB Holdings was formed for the purpose of holding problem loans and other real estate owned ("OREO"). The two bank subsidiaries, together, are referred to as the "Subsidiary Banks." All significant intercompany balances and transactions have been eliminated in consolidation. Certain prior year balances have been reclassified to conform to the current year presentation.

        Nature of Operations—The Company is a bank holding company headquartered in Savannah, Georgia that operates two banks and a registered investment advisory firm. The Company has eleven banking offices and thirteen ATMs in Savannah, Garden City, Skidaway Island, Whitemarsh Island, Tybee Island, Pooler, and Richmond Hill, Georgia and Hilton Head Island and Bluffton, South Carolina. The Company also has mortgage lending offices in Savannah and Richmond Hill and an investment management office in Savannah. Through the subsidiaries, the Company offers a full range of lending, deposit, residential mortgage origination, fiduciary, trust and investment advisory products. The primary service areas of the Company are Chatham County and Bryan County, Georgia and southern Beaufort County in South Carolina. In 2005, the Company formed a nonconsolidated subsidiary, SAVB Properties, LLC, which purchased a 50 percent interest in two real estate partnerships that own the Company's headquarters building and the adjacent parking lot. This investment is accounted for using the equity method of accounting. The Company's sold its interest in the parking lot in 2010.

        Use of Estimates—In preparing consolidated financial statements in conformity with generally accepted accounting principles ("GAAP") in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of other real estate owned, fair value of financial instruments, other-than-temporary impairment analysis and the evaluation of the realization of deferred tax assets.

        Cash and Cash Equivalents—For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash and balances due from banks, federal funds sold and interest-bearing deposits in banks, all of which mature within ninety days.

        Securities Available for Sale—Management has classified the entire investment securities portfolio as available for sale. Securities available for sale are carried at estimated fair value with unrealized gains and losses, net of deferred income taxes, recorded as a separate component of shareholders' equity. Purchase premiums and discounts are recognized in interest income using the interest method over the life of the securities. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

        The Company evaluates its investment securities to determine if the decline in fair value of a security below its amortized cost is deemed to be other-than-temporary. Other-than-temporary impairment losses are recognized on securities when: (i) the holder has an intention to sell the security; (ii) it is more likely than not that the security will be required to be sold prior to recovery; or (iii) the holder does not expect to recover the entire amortized cost basis of the security. Other-than-temporary

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

impairment losses are recorded as a charge to earnings to the extent the impairment is related to credit losses. The amount of the impairment related to other factors is recognized in other comprehensive income (loss).

        Loans and Loan Fees—The Subsidiary Banks underwrite mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio consists of real estate secured loans throughout the coastal Georgia and South Carolina areas. Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are generally reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or origination costs. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield on a straight-line basis, which approximates the interest method.

        The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days past due unless the credit is well-secured and in process of collection. Revolving credit loans and other personal loans are typically charged-off when payments are 120 days past due. Past due status is based on the contractual terms of the loan. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest in full becomes doubtful. All interest accrued in the current year but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

        A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent. Management charges down the loan or establishes a valuation allowance when management determines the value is less than the carrying amount.

        The Company designates loan modifications as troubled debt restructurings ("TDRs") when, for economic and legal reasons related to the borrower's financial difficulties, it grants a concession to the borrower that it would not otherwise consider. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accrual status, depending on the individual facts and circumstances of the borrower. In circumstances where the TDR involves charging off a portion of the loan balance, the Company typically classifies these as nonaccrual.

        In connection with restructurings, the decision to maintain a loan that has been restructured on accrual status is based on a current, well documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation includes

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

consideration of the borrower's current capacity to pay, which, among other things, may include a review of the borrower's current financial statements, an analysis of global cash flow sufficient to pay all debt obligations, a debt to income analysis, and an evaluation of secondary sources of payment from the borrower and any guarantors. This evaluation also includes an evaluation of the borrower's current willingness to pay, which may include a review of past payment history, an evaluation of the borrower's willingness to provide information on a timely basis, and consideration of offers from the borrower to provide additional collateral or guarantor support. The credit evaluation also reflects consideration of the borrower's future capacity and willingness to pay, which may include evaluation of cash flow projections, consideration of the adequacy of collateral to cover all principal and interest, and trends indicating improving profitability and collectability of receivables.

        Restructured nonaccrual loans may be returned to accrual status based on a current, well-documented credit evaluation of the borrower's financial condition and prospects for repayment under the modified terms. This evaluation must include consideration of the borrower's sustained historical repayment for a reasonable period, generally a minimum of six months, prior to the date on which the loan is returned to accrual status.

        Allowance for Loan Losses—The allowance for loan losses is established through a provision for loan losses charged to earnings resulting from measurements of inherent credit risk in the loan portfolio and estimates of probable losses or impairments of individual loans. The adequacy of the allowance is based on management's continuing evaluation of the loan portfolio considering current economic conditions, underlying collateral value securing loans and other relevant qualitative and quantitative factors that deserve recognition in estimating loan losses. Actual future losses may be different from estimates due to unforeseen events. Loans that are determined to be uncollectible are charged-off against the allowance and subsequent recoveries, if any, are credited to the allowance.

        The adequacy of the allowance for loan losses is evaluated on a regular basis by management and reported to and approved by the Audit Committee of the Board of Directors ("Board") quarterly. The evaluation is based upon management's periodic review of the collectability of specific loans, adverse situations that may affect specific borrowers' ability to repay, the estimated value of any underlying collateral, the composition and size of the loan portfolio, emerging credit trends, regulatory guidance and prevailing economic conditions. In addition, on a regular basis, management and the Board review loan ratios. These ratios include the allowance for loan losses as a percentage of total loans, net charge-offs as a percentage of average loans, nonperforming loans as a percentage of total loans and the allowance coverage on nonperforming loans. Also, management reviews past due ratios by officer, Subsidiary Bank and the Company as a whole. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

        The Company has a number of documented loan policies and procedures that set forth the approval and monitoring process of the lending function. Adherence to these policies and procedures is monitored by management and the Board. Several committees and an underwriting staff oversee the lending operations of the Company. These include the Board Credit Committee and Special Assets Committee. Credit administration personnel monitor and, if necessary, adjust the grades assigned to loans through periodic examination. In addition, the Company contracts with an independent third party for loan review which reports to the Audit Committee of the Board.

        In compliance with loan policy, the lending staff is given lending limits based on their knowledge and experience. Loan quality or "risk-rating" grades are assigned to each loan based upon certain factors. This information is used to assist management in monitoring the credit quality of the portfolio.

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

Loan requests of amounts greater than an officer's lending limits are reviewed by senior credit officers, in-house loan committees or the Board.

        Credit quality, adherence to policies and loss mitigation are focal points of credit administration. Credit administration reviews and approves third-party appraisals obtained by the Company on real estate collateral and monitors loan maturities to ensure updated appraisals are obtained.

        Our allowance for loan losses consists of two components, a general reserve and a specific reserve. For the general component, risk-rating grades are assigned by lending or credit administration, based on an analysis of the financial and collateral strength and other credit attributes underlying each loan. Loan grades range from 1 to 8, with 1 being loans with the least credit risk. Allowance factors established by management are applied to the total balance of loans in each grade to determine the amount needed in the allowance for loan losses. The allowance factors are established based on historical loss ratios experienced by the Company for these loan types, as well as the credit quality criteria underlying each grade, adjusted for trends and expectations about losses inherent in our existing portfolios. In making these adjustments to the allowance factors, management takes into consideration factors which it believes are causing, or are likely in the future to cause, losses within our loan portfolio but which may not be fully reflected in our historical loss ratios. Allowance factors established by management are then multiplied by loan balances for each grade or homogeneous portfolio of loans to determine the amount needed in the allowance for loan losses. The specific component relates to loans that are deemed to be impaired. Impairment is measured on a loan-by-loan basis for loans above a minimum dollar amount. For such loans that are classified as impaired, an allowance is established or the loan is charged-down when the discounted cash flows (or value of related collateral or observable market price) of the impaired loan is lower than the carrying value of that loan. Large groups of smaller balance homogeneous loans are evaluated collectively for impairment.

        Premises and Equipment—Buildings, furniture, banking equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization of these assets are computed using the straight-line method over the estimated useful lives or estimated lease terms including expected lease renewals, ranging from three to fifty years, of the respective assets for financial reporting purposes and accelerated methods for income tax purposes. Additions and major improvements are capitalized, while routine maintenance and repairs and gain or loss on dispositions are recognized currently.

        Other Real Estate Owned—Assets acquired through loan foreclosure are held for sale and are initially recorded at fair value less estimated disposal costs at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less estimated disposal costs. Valuation allowances are established or the asset is written-down when subsequent valuations are less than current carrying amounts. Expenses from operations, changes in the valuation allowance, write-downs and net expenses from holding these assets are included in noninterest expense.

        Bank-Owned Life Insurance—Bank-owned life insurance policies are recorded at the net realizable value of the underlying insurance contracts. The change in contract value during the year represents the contract earnings during the period less the mortality costs and administrative costs of the underlying life insurance contracts. The increase in cash surrender value from bank-owned life

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

insurance contracts is included as a component of other operating income and the mortality costs and administrative fees are recorded as noninterest expense.

        Intangible Assets—Intangible assets include goodwill and other identifiable assets, such as client lists and deposits. Client list and deposit premium intangibles are amortized on a straight-line basis over estimated useful lives of ten and five years, respectively, and evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. Goodwill is not amortized but tested annually for impairment or at any time an event occurs or circumstances change that may trigger a decline in the value of the reporting unit. Examples of such events or circumstances include an adverse change in operations, legal factors, business climate, unanticipated competition, change in regulatory environment, or loss of key personnel. The core deposit premium intangible was evaluated for impairment as of June 30, 2011. The goodwill and client list intangible assets were evaluated for impairment as of August 31, 2011. Based on those evaluations it was determined that there was no impairment.

        Income Taxes—The income tax accounting guidance results in two components of income tax expense: current and deferred. Current income tax expense reflects taxes to be paid or refunded for the current period by applying the provisions of the enacted tax law to the taxable income or excess of deductions over revenues. The Company determines deferred income taxes using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is based on the tax effects of the differences between the book and tax bases of assets and liabilities. Enacted changes in tax rates and laws are recognized in the period in which they occur.

        Deferred income tax expense results from changes in deferred tax assets and liabilities between periods. Deferred tax assets are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances, and information available at the reporting date and is subject to management's judgment. Deferred tax assets may be reduced by deferred tax liabilities and a valuation allowance if, based on the weight of evidence available, it is more likely than not that some portion or all of a deferred tax asset will not be realized.

        Earnings (Loss) Per Share—Basic earnings (loss) per share represent net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

        Earnings (loss) per common share have been computed based on the following:

	For the Years Ended December 31,
(amounts in thousands)	2011	2010	2009
Average number of common shares outstanding—basic	7,199	6,625	5,933
Effect of dilutive options	—	—	3

Average number of common shares outstanding—diluted	7,199	6,625	5,936

        Stock option shares in the amount of 149,968, 174,328 and 194,814 for the years ended 2011, 2010 and 2009, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

        Derivative Instruments and Hedging Activities—Accounting principles provide the disclosure requirements for derivatives and hedging activities with the intent to provide users of financial statements with an enhanced understanding of: (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for, and (iii) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. Accounting principles require qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivatives.

        As required by accounting principles, the Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of its risk, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

        Accounting for Stock-Based Compensation—Accounting principles require that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the grant date fair value of the equity or liability instruments issued. The stock compensation accounting guidance covers a wide range of share-based compensation arrangements including stock options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans.

        The stock compensation accounting guidance requires that compensation cost for all stock awards be calculated and recognized over the employees' service period, generally defined as the vesting period. For awards with graded-vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. A Black-Scholes model is used to estimate the fair

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

value of stock options, while the market price of the Company's common stock at the date of grant is used for restricted stock awards and stock grants.

        The 1995 Incentive Stock Option Plan ("1995 Plan") authorized the Company to issue both incentive and non-qualified stock options to certain key officers for the purchase of shares at the fair market value of the stock at the date of grant. In 2000, the shareholders authorized additional option shares under the 1995 Plan. All authorized shares have been awarded from the 1995 Plan.

        In 2005, shareholders approved the 2005 Omnibus Stock Ownership and Long-Term Incentive Plan ("2005 Omnibus Plan") and authorized 250,000 option or restricted shares to be available for issuance. The total number of remaining options or awards available for issuance at December 31, 2011 under the 2005 Omnibus Plan was 144,151 shares of common stock. Options granted under both plans have a term of ten years and generally become fully vested over periods ranging from three to ten years. Performance based options granted to directors vest over three quarters from the date of grant.

        The following table summarizes compensation costs related to the Company's stock-based compensation plans for the years ended December 31:

($ in thousands)	2011	2010	2009
Salaries and employee benefits	$20	$52	$94
Directors' stock-based compensation	—	27	50

Pre-tax stock-based compensation expense	20	79	144
Income tax benefit	8	(30)	(55)

Total stock-based compensation expense, net of tax	$12	$49	$89

        During 2011, 2010 and 2009 no income tax benefits were realized on stock option exercises.

        The Company recognizes stock-based compensation expense using the graded vesting attribution method. The remaining unrecognized compensation cost related to unvested incentive stock option and restricted share awards at December 31, 2011 is approximately $108,000. The weighted-average period of time over which this cost will be recognized is approximately 4.8 years. This amount does not include the cost of any additional options that may be granted in future periods nor any reduction in cost for potential forfeitures.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions.

	2011	2010	2009
Weighted average fair value of options granted	$2.44	$3.41	$1.87
Expected volatility	49%	45%	39.1%
Dividend yield	0.00%	1.47%	2.67%
Risk-free interest rate	0.80%	2.43%	1.82%
Expected life	6.0 years	6.0 years	6.0 years

        Risks and Uncertainties—In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that our interest-bearing liabilities mature or reprice at different speeds, or on different indexes, than

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

our interest-earning assets. Credit risk is the risk of default on the loan portfolio that results from borrowers' inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of other real estate owned, investment securities available for sale and mortgage servicing rights.

        The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject the Company to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments on information available to them at the time of their examination.

Recent Accounting Pronouncements

        Accounting Standards Update ("ASU") No. 2011-02, "Receivables (Topic 310)—A Creditor's Determination of Whether a Restructuring Is a Troubled Debt Restructuring," ("ASU 2011-02") amends Topic 310 of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") to clarify when creditors should classify loan modifications as TDRs. As amended, the guidance states that a TDR occurs when a creditor, for economic or legal reasons related to a debtor's financial difficulties, grants a concession to the debtor that it would not otherwise consider. For public entities, the amendments promulgated by ASU 2011-02 are effective for the first interim or annual period beginning on or after June 15, 2011 and should be applied retrospectively to the beginning of the annual period of adoption. For purposes of measuring impairment of those receivables, an entity should apply the amendments prospectively for the first interim or annual period beginning on or after June 15, 2011. The Company adopted the provisions of ASU 2011-02 on July 1, 2011 and has presented the related disclosures in Note 5.

        ASU No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04") amends the Fair Value Measurement topic of the ASC by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments will be effective for the Company beginning January 1, 2012. The Company is evaluating the impact that the adoption of ASU 2011-04 will have on its financial position, results of operations and cash flows.

        ASU No. 2011-05, "Presentation of Comprehensive Income" ("ASU 2011-05") eliminates the current option to report other comprehensive income and its components in the statement of changes in shareholders' equity and is intended to enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards and to provide a more consistent method of presenting non-owner transactions that impact an entity's equity. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassification adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders' equity was eliminated. ASU 2011-05 requirements are effective for the Company as of January 1, 2012 and interim and annual periods thereafter. Early adoption is permitted, but full retrospective application is required under both sets of accounting standards. The Company early adopted the provision to separately report other comprehensive income as of December 31, 2011.

Notes to Consolidated Financial Statements (Continued)

Note 1—Organization and Summary of Significant Accounting Policies (Continued)

        ASU No. 2011-08, "Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment" ("ASU 2011-08"), amends Topic 350 to permit entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-than-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any. ASU 2011-08 is effective for annual and interim impairment tests beginning after December 15, 2011, and is not expected to have a significant impact on the Company's financial statements.

        ASU No. 2011-12, "Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05" ("ASU 2011-12") defers changes in ASU 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to reconsider whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU 2011-12. ASU 2011-12 is effective for annual and interim periods beginning after December 15, 2011 and is not expected to have a significant impact on the Company's financial statements.

Note 2—Acquisitions

        On June 25, 2010, Savannah entered into an agreement with the Federal Deposit Insurance Corporation ("FDIC") to purchase substantially all deposits and certain liabilities and assets of First National Bank, Savannah ("First National"). Savannah acquired approximately $42 million in assets and assumed $216 million in liabilities, including $201 million in customer deposits. The assets primarily include cash and due from accounts and investment securities. Savannah acquired the local, non-brokered deposits of approximately $105 million at a premium of 0.11 percent, or approximately $116,000. In connection with the closing, Savannah received a cash payment from the FDIC totaling $174 million, based on the differential between liabilities assumed and assets acquired, taking into account the deposit premium.

Notes to Consolidated Financial Statements (Continued)

Note 2—Acquisitions (Continued)

        The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of the acquisition.

($ in thousands)	June 25, 2010
Assets acquired
Cash and due from banks	$7,330
Interest-bearing deposits in banks	8,851
Securities available for sale	25,937
Loans	131
Premises and equipment	11
Deposit premium intangible	387
Other assets	128

Total assets acquired	42,775

Liabilities assumed
Deposits	200,843
Federal Home Loan Bank advances	15,271
Due to the FDIC	266
Accrued interest and other liabilities	432

Total liabilities assumed	216,812

Net liabilities assumed	$(174,037)

        The only loans assumed by Savannah were deposit-secured loans which are not subject to FDIC loss-share. In its assumption of the deposit liabilities, the Company believes that the customer relationships associated with the local deposits have intangible value. In addition, the Company determined that the recorded amount of the deposits approximates fair value primarily due to the fact that the Company can re-price all customer deposits to current market rates.

Note 3—Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

        The Subsidiary Banks are required by the Federal Reserve Bank ("FRB") to maintain minimum cash reserves based upon reserve requirements calculated on their deposit balances. Cash reserves of $571,000 and $581,000 are required as of December 31, 2011 and 2010, respectively. At times, the Company pledges interest-bearing cash balances at the Federal Home Loan Bank of Atlanta ("FHLB") in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements. The Company did not have any cash pledged at the FHLB at December 31, 2011 or 2010, respectively.

Notes to Consolidated Financial Statements (Continued)

Note 4—Securities Available for Sale

        The aggregate amortized cost and fair value of securities available for sale as of December 31, 2011 and 2010 are as follows:

	2011
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:
U.S. government-sponsored enterprises ("GSE")	$1,433	$13	$—	$1,446
Mortgage-backed securities—GSE	66,464	1,583	(35)	68,012
State and municipal securities	10,329	339	(11)	10,657
Restricted equity securities	3,538	—	—	3,538

Total investment securities	$81,764	$1,935	$(46)	$83,653

	2010
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:
U.S. government-sponsored enterprises	$1,821	$4	$—	$1,825
Mortgage-backed securities—GSE	120,998	1,628	(435)	122,191
State and municipal securities	10,285	76	(154)	10,207
Restricted equity securities	3,876	—	—	3,876

Total investment securities	$136,980	$1,708	$(589)	$138,099

        The distribution of securities by contractual maturity at December 31, 2011 is shown below. Actual maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$579	$590
Due after one year through five years	2,211	2,235
Due after five years through ten years	3,621	3,871
Due after ten years	5,351	5,407
Mortgage-backed securities—GSE	66,464	68,012
Restricted equity securities	3,538	3,538

Total investment securities	$81,764	$83,653

        At December 31, 2011 and 2010, investment securities with a carrying value of $51,318,000 and $61,728,000, respectively, are pledged as collateral to secure public funds, securities sold under repurchase agreements and FHLB borrowings.

Notes to Consolidated Financial Statements (Continued)

Note 4—Securities Available for Sale (Continued)

        Gains and losses on sales of securities available for sale consist of the following for the years ended December 31:

($ in thousands)	2011	2010	2009
Gross gains	$766	$684	$2,170
Gross losses	(3)	(76)	(51)

Net realized gains	$763	$608	$2,119

        The restricted equity securities consist of the following at December 31:

($ in thousands)	2011	2010
FHLB stock	$2,716	$3,054
FRB stock	822	822

Total	$3,538	$3,876

        The following tables show the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position. Available for sale securities that have been in a continuous unrealized loss position are as follows at December 31, 2011 and 2010:

	2011
	Less Than 12 Months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities—GSE	$5,585	$(35)	$—	$—	$5,585	$(35)
State and municipal securities	800	(11)	—	—	800	(11)

Total temporarily impaired securities	$6,385	$(46)	$—	$—	$6,385	$(46)

	2010
	Less Than 12 Months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities—GSE	$37,606	$(435)	$—	$—	$37,606	$(435)
State and municipal securities	3,853	(154)	—	—	3,853	(154)

Total temporarily impaired securities	$41,459	$(589)	$—	$—	$41,459	$(589)

        The unrealized losses at December 31, 2011 on the Company's investment in GSE mortgage-backed securities were caused by interest rate increases. The Company purchased those investments at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. The Company also has two municipal securities with unrealized losses for less than twelve months. Management has reviewed these two bonds and believes that the decrease in value is due to interest rate fluctuations and not credit quality. One of the municipal bonds is rated AAA and the other bond

Notes to Consolidated Financial Statements (Continued)

Note 4—Securities Available for Sale (Continued)

is not rated. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2011.

Note 5—Loans

        The composition of the loan portfolio at December 31, 2011 and 2010 is presented below:

($ in thousands)	2011	Percent of Total	2010	Percent of Total
Commercial real estate
Construction and development	$22,675	3.0%	$20,819	2.5%
Owner-occupied	110,900	14.6	120,797	14.6
Non owner-occupied	221,128	29.1	231,641	28.0
Residential real estate—mortgage	324,365	42.7	363,390	44.0
Commercial	68,304	9.0	74,889	9.1
Installment and other consumer	12,306	1.6	15,026	1.8

Gross loans	759,678	100.0%	826,562	100.0%

Allowance for loan losses	(21,917)		(20,350)

Net loans	$737,761		$806,212

        For purposes of the disclosures required pursuant to accounting standards, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are four loan portfolio segments that include commercial real estate, residential real estate-mortgage, commercial and installment and other consumer. Commercial real estate has three classes including construction and development, owner-occupied and non owner-occupied. The construction and development class includes residential and commercial construction and development loans. Land and lot development loans are included in the non owner-occupied commercial real estate class or residential real estate segment depending on the property type.

        Changes in the allowance for loan losses are summarized as follows:

($ in thousands)	2011	2010	2009
Balance, beginning of year	$20,350	$17,678	$13,300
Provision for loan losses	20,035	21,020	13,065
Charge-offs	(18,974)	(18,765)	(8,893)
Recoveries	506	417	206

Balance, end of year	$21,917	$20,350	$17,678

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        The following tables detail the change in the allowance for loan losses on the basis of the Company's impairment methodology by loan segment:

	2011
($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$4,722	$13,582	$1,528	$518	$—	$20,350
Charge-offs	(3,777)	(14,026)	(843)	(328)	—	(18,974)
Recoveries	27	407	30	42	—	506
Provision	5,190	14,232	556	(39)	96	20,035

Ending balance	$6,162	$14,195	$1,271	$193	$96	$21,917

Ending balance: individually evaluated for impairment	$1,108	$5,813	$145	$—	$—	$7,066

Ending balance: collectively evaluated for impairment	$5,054	$8,382	$1,126	$193	$96	$14,851

Loans
Ending balance	$354,703	$324,365	$68,304	$12,306	$—	$759,678

Ending balance: individually evaluated for impairment	$10,936	$24,941	$522	$—	$—	$36,399

Ending balance: collectively evaluated for impairment	$343,767	$299,424	$67,782	$12,306	$—	$723,279

	2010
($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$5,740	$10,690	$977	$227	$44	$17,678
Charge-offs	(5,840)	(11,729)	(1,080)	(116)	—	(18,765)
Recoveries	20	352	17	28	—	417
Provision	4,802	14,269	1,614	379	(44)	21,020

Ending balance	$4,722	$13,582	$1,528	$518	$—	$20,350

Ending balance: individually evaluated for impairment	$285	$4,055	$540	$257	$—	$5,137

Ending balance: collectively evaluated for impairment	$4,437	$9,527	$988	$261	$—	$15,213

Loans
Ending balance	$373,257	$363,390	$74,889	$15,026	$—	$826,562

Ending balance: individually evaluated for impairment	$3,865	$25,669	$596	$257	$—	$30,387

Ending balance: collectively evaluated for impairment	$369,392	$337,721	$74,293	$14,769	$—	$796,175

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        A loan is considered impaired, in accordance with the impairment accounting guidance, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan. Impaired loans include loans modified in TDRs where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

        The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2011:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$—	$—	$—
Owner-occupied	710	758	—
Non owner-occupied	5,998	6,507	—
Residential real estate—mortgage	12,940	19,556	—
Commercial	294	351	—
Installment and other consumer	—	—	—

Total impaired loans without a valuation allowance	19,492	27,172	—

Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,325	3,325	751
Owner-occupied	2,946	3,034	425
Non owner-occupied	3,239	3,742	481
Residential real estate—mortgage	22,889	24,958	6,776
Commercial	721	778	215
Installment and other consumer	99	103	13

Total impaired loans with a valuation allowance	32,219	35,940	8,661

Total impaired loans	$51,711	$63,112	$8,661

Average investment in impaired loans	$55,324

Interest income recognized on impaired loans	$818

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2010:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$152	$177	$—
Owner-occupied	1,075	1,374	—
Non owner-occupied	301	3,979	—
Residential real estate—mortgage	12,906	18,476	—
Commercial	—	—	—
Installment and other consumer	—	—	—

Total impaired loans without a valuation allowance	14,434	24,006	—

Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,218	3,218	265
Owner-occupied	1,647	1,667	186
Non owner-occupied	2,926	3,353	372
Residential real estate—mortgage	30,634	33,471	6,316
Commercial	1,196	1,425	619
Installment and other consumer	814	818	349

Total impaired loans with a valuation allowance	39,435	43,952	8,107

Total impaired loans	$53,869	$67,958	$8,107

Average investment in impaired loans for the year	$53,962

Income recognized on impaired loans for the year	$821

        For 2009, the Company had an average investment of $45,892,000 in impaired loans and recognized interest income of $957,000 on impaired loans. Impaired loans with a valuation allowance include pools of impaired loans.

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        The following table presents the aging of the recorded investment in past due and nonaccrual loans as of December 31, 2011 by class of loans:

($ in thousands)	30 - 59 days past due	60 - 89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$—	$—	$—	$2,325	$2,325
Owner-occupied	77	931	—	1,232	2,240
Non owner-occupied	1,217	260	—	7,054	8,531
Residential real estate—mortgage	10,322	2,107	213	23,376	36,018
Commercial	23	162	—	652	837
Installment and other consumer	20	13	—	29	62

Total	$11,659	$3,473	$213	$34,668	$50,013

        The following table presents the aging of the recorded investment in past due and nonaccrual loans as of December 31, 2010 by class of loans:

($ in thousands)	30 - 59 days past due	60 - 89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$—	$—	$—	$2,370	$2,370
Owner-occupied	1,471	—	251	1,194	2,916
Non owner-occupied	309	12	803	1,595	2,719
Residential real estate—mortgage	4,114	4,894	1,855	26,446	37,309
Commercial	120	85	151	760	1,116
Installment and other consumer	147	12	4	471	634

Total	$6,161	$5,003	$3,064	$32,836	$47,064

        Internal risk-rating grades are assigned to each loan by lending or credit administration, based on an analysis of the financial and collateral strength and other credit attributes underlying each loan. Management analyzes the resulting ratings, as well as other external statistics and factors, such as delinquency, to track the migration performance of the portfolio balances. Loan grades range between 1 and 8, with 1 being loans with the least credit risk. Loans that migrate toward the "Pass" grade (those with a risk rating between 1 and 4) or within the "Pass" grade generally have a lower risk of loss and therefore a lower risk factor. The "Special Mention" grade (those with a risk rating of 5) is utilized on a temporary basis for "Pass" grade loans where a significant risk-modifying action is anticipated in the near term. Substantially all of the "Special Mention" loans are performing. Loans that migrate toward the "Substandard" or higher grade (those with a risk rating between 6 and 8) generally have a higher risk of loss and therefore a higher risk factor applied to those related loan balances.

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        The following table presents the Company's loan portfolio by risk-rating grades at December 31, 2011:

($ in thousands)	Pass (1 - 4)	Special Mention (5)	Sub- standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$19,749	$147	$2,779	$—	$—	$22,675
Owner-occupied	101,004	3,444	6,452	—	—	110,900
Non owner-occupied	201,960	4,833	14,335	—	—	221,128
Residential real estate—mortgage	260,301	19,190	44,874	—	—	324,365
Commercial	64,406	622	3,276	—	—	68,304
Installment and other consumer	11,760	67	479	—	—	12,306

Total	$659,180	$28,303	$72,195	$—	$—	$759,678

        The following table presents the Company's loan portfolio by risk-rating grades at December 31, 2010:

($ in thousands)	Pass (1 - 4)	Special Mention (5)	Sub- standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$17,792	$577	$2,450	$—	$—	$20,819
Owner-occupied	114,603	1,851	4,343	—	—	120,797
Non owner-occupied	216,744	9,017	5,880	—	—	231,641
Residential real estate—mortgage	290,894	19,936	51,317	1,243	—	363,390
Commercial	71,361	666	2,562	300	—	74,889
Installment and other consumer	14,011	78	762	175	—	15,026

Total	$725,405	$32,125	$67,314	$1,718	$—	$826,562

        As a result of adopting the accounting standards related to TDRs, the Company reassessed all restructurings that occurred on or after January 1, 2011 for identification as TDRs. The Company identified no additional loans for which the allowance for loan losses had previously been measured under a general allowance for loan losses methodology. The accounting standards require prospective application of the impairment measurement guidance for those loans newly identified as impaired. At December 31, 2011, there was no recorded loan investment for which the allowance for loan losses was previously measured under a general allowance for loan losses methodology that was previously not considered impaired.

        TDRs of $16.1 million and $26.1 million were performing to their agreed terms at December 31, 2011 and 2010, respectively. There was $2.0 million and $4.2 million in specific reserves established for these loans at December 31, 2011 and 2010, respectively. The total amount of TDRs that subsequently defaulted at December 31, 2011 and 2010 was $11.2 million and $6.6 million, respectively. There was $4.2 million and $719,000 in specific reserves established for these loans at December 31, 2011 and 2010, respectively. The Company has committed to lend additional amounts totaling up to $79,000 as of December 31, 2011 to customers with outstanding loans that are classified as TDRs.

Notes to Consolidated Financial Statements (Continued)

Note 5—Loans (Continued)

        During the year ended December 31, 2011, the terms of certain loans were modified as TDRs. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. The following table presents additional information on TDRs including the number of loan contracts restructured and the pre- and post-modification recorded investment for the year ended December 31, 2011:

($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled Debt Restructurings
Commercial real estate
Construction and development	0	$—	$—
Owner-occupied	3	1,492	1,492
Non owner-occupied	2	245	245
Residential real estate—mortgage	13	3,863	3,646
Commercial	3	435	435
Installment and other consumer	0	—	—

Total	21	$6,035	$5,818

        There were specific reserves established for loans that were restructured during the twelve months ended December 31, 2011 of approximately $74,000.

        One TDR with a recorded investment of $66,000 subsequently defaulted during the twelve months ended December 31, 2011 that had been restructured over the past twelve months.

        The Company has granted loans to certain directors and executive officers of the Company and to their related interests. The aggregate amount of loans was $42,318,000 and $42,590,000 at December 31, 2011 and 2010, respectively. During 2011, new loans of $24,680,000 were made and repayments of $24,952,000 were received. Unfunded commitments of credit available to related parties aggregated $9,364,000 and $7,917,000 at December 31, 2011 and 2010, respectively. Related party loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated persons and do not involve more than normal risk of collection.

        As of December 31, 2011 and 2010, the Subsidiary Banks have pledged loans under blanket liens of approximately $304 million and $360 million, respectively, to the FHLB and the FRB for secured borrowing lines.

Notes to Consolidated Financial Statements (Continued)

Note 6—Premises and Equipment

        Premises and equipment at December 31, 2011 and 2010 are summarized as follows:

($ in thousands)	Depreciable Lives	2011	2010
Land	—	$2,635	$2,635
Buildings and improvements	5 - 50	11,449	11,419
Furniture and banking equipment	3 - 15	7,701	8,039
Leasehold improvements	5 - 32	1,917	1,972

Total cost		23,702	24,065
Less accumulated depreciation and amortization		9,416	9,009

Premises and equipment, net		$14,286	$15,056

        Depreciation expense was $1,125,000, $1,283,000, and $1,369,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

Note 7—Other Real Estate Owned

        Other real estate owned at December 31, 2011 and 2010 is summarized as follows:

($ in thousands)	2011	2010
Balance, beginning of year	$13,199	$8,329
Additions	17,067	16,462
Disposals	(8,151)	(10,167)
Additional write-downs	(1,783)	(1,425)

Balance, end of year	$20,332	$13,199

Note 8—Goodwill and Other Intangible Assets

        Following is a summary of information related to acquired intangible assets:

	As of December 31, 2011		As of December 31, 2010
($ in thousands)	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
Amortized intangible assets
Client list	$1,400	$624	$1,400	$480
Core deposit premium	387	107	387	27

Total carrying value	$1,787	$731	$1,787	$507

        The aggregate amortization expense for intangible assets was approximately $224,000, $171,000 and $144,000 for the years ended December 31, 2011, 2010 and 2009, respectively.

        The estimated amortization expense for each of the next five years is as follows: 2012—$224,000, 2013—$224,000, 2014—$224,000, 2015—$184,000 and 2016—$144,000.

Notes to Consolidated Financial Statements (Continued)

Note 8—Goodwill and Other Intangible Assets (Continued)

        Changes in the carrying amounts of goodwill at December 31, 2011 and 2010 are as follows:

($ in thousands)	2011	2010
Balance, beginning of year	$2,506	$1,434
Goodwill acquired	—	1,072

Balance, end of year	$2,506	$2,506

        All of the goodwill is related to the 2007 acquisition of Minis. The goodwill acquired in 2010 was a final contingent earn-out payment.

Note 9—Deposits

        The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2011 and 2010 is $193,134,000 and $235,406,000, respectively. At December 31, 2011, brokered time deposits mature as follows: 2012—$24,274,000; 2013—$10,968,000; and 2014—$16,266,000. Additionally, $32,022,000 of non-maturity institutional money market accounts are considered brokered deposits because the deposits are from customers of brokerage firms up to a maximum of $250,000 per depositor.

        The scheduled maturities of time deposits at December 31, 2011 are as follows:

($ in thousands)	Total
2012	$220,622
2013	40,141
2014	32,377
2015	16,356
2016 and thereafter	7,431

Total	$316,927

Notes to Consolidated Financial Statements (Continued)

Note 10—Short-Term Borrowings

        Short-term borrowings at December 31, 2011 and 2010 consist of federal funds purchased, securities sold under agreements to repurchase, and FRB short-term advances:

($ in thousands)	Federal Funds Purchased	Securities Sold Under Repurchase Agreements	FRB Short-Term Advances
2011
Balance at December 31	$492	$13,892	$—
Maximum indebtedness at any month end	8,421	15,557	—
Daily average indebtedness outstanding	843	13,940	—
Average rate paid for the year	0.33%	0.41%	0.00%
Average rate paid on period-end borrowings	0.20%	0.25%	0.00%
2010
Balance at December 31	$295	$14,780	$—
Maximum indebtedness at any month end	1,320	17,225	6,000
Daily average indebtedness outstanding	805	14,847	1,009
Average rate paid for the year	0.26%	0.50%	0.55%
Average rate paid on period-end borrowings	0.20%	0.50%	0.00%

        The maximum amount of short-term borrowings outstanding at the end of any month was $20,647,000 and $20,414,000 during 2011 and 2010, respectively. At December 31, 2011, federal funds borrowing arrangements aggregating $46,500,000 were available to the Subsidiary Banks from correspondent banking institutions. There are no commitment fees and no requirements for compensating balances. These unused lines principally serve as temporary liquidity back-up lines and are subject to availability of funds and other specific limitations of the correspondent banks.

        Savannah is a member and shareholder of the FRB of Atlanta. The Subsidiary Banks have been approved to access the FRB discount window to borrow on a secured basis at 50-100 basis points over the Federal Funds Target Rate. The amount of credit available is subject to the amounts and types of collateral available when borrowings are requested. The Subsidiary Banks were approved by the FRB under the borrower-in-custody of collateral ("BIC") arrangement. This temporary liquidity arrangement allows collateral to be maintained at the Subsidiary Banks rather than being delivered to the FRB or a third party custodian. At December 31, 2011, the Company had secured borrowing capacity of $93.6 million with the FRB and no balance outstanding.

Note 11—Other Borrowings

        Other borrowings consist of a note payable due to related parties (directors) with a balance of $8,581,000 as of December 31, 2011. The proceeds were used to fund SAVB Holdings. The loan is secured by a guarantee of the Company and a blanket assignment of all the assets of SAVB Holdings. Principal payments are due monthly based on repayments, sales, charge-offs or other activity in the assets held by SAVB Holdings. The agreement contains the following financial covenants: (i) the Company's dividend payout ratio will not exceed 50 percent of after tax net income on a quarterly basis, (ii) the Subsidiary Banks shall each maintain a "well-capitalized" status as determined by their primary regulator, (iii) on the last day of each calendar quarter, SAVB Holdings shall maintain a loan-to-value ratio of at least 1.00:1.00 and (iv) on the last day of each calendar quarter, the amount of nonperforming assets of the Company shall not exceed 4.75 percent of the total assets of the Company.

Notes to Consolidated Financial Statements (Continued)

Note 11—Other Borrowings (Continued)

Additionally, the note states that if the amount of nonperforming assets of the Company exceeds 5.25 percent of total assets, then the interest rate payable on the note would increase an additional 200 basis points. At December 31, 2011, the Company's ratio of nonperforming assets to total assets was 5.60 percent which exceeded both of the limits stated in the note's covenants. The interest rate payable on the note increased 50 basis points to 8.00 percent for exceeding the limit of 4.75 percent of nonperforming assets to total assets. The interest rate payable should have increased an additional 200 basis points to 10.00 percent for exceeding the nonperforming assets limit of 5.25 percent; however, the Company obtained a waiver from the lenders on this covenant and the interest rate payable remained at 8.00 percent as of December 31, 2011. The remaining indebtedness is due and payable by September 30, 2012.

Note 12—Federal Home Loan Advances

        Short-term Advances—The Company had short-term advances from the FHLB of $3,500,000 at December 31, 2011 and $4,000,000 at December 31, 2010. The weighted-average interest rates on the short-term advances were 2.16 and 1.08 percent at December 31, 2011 and 2010, respectively. The short-term advance at December 31, 2011 is a term fixed rate advance that matures on April 30, 2012 and pays interest monthly.

        Convertible Advances—The Company had convertible fixed rate advances of $10,000,000 at December 31, 2011 and 2010. The weighted-average interest rate on convertible advances was 2.26 percent at December 31, 2011 and 2010. The advances mature in 2018 and are now convertible each quarter at the option of the FHLB to an advance with an interest rate equal to the current three-month LIBOR.

        Long-term Advances—Long-term advances from the FHLB totaled $3,153,000 and $3,658,000 at December 31, 2011 and 2010, respectively. The weighted-average interest rates on the long-term advances were 0.71 and 2.09 percent at December 31, 2011 and 2010, respectively. Aggregate maturities for the long-term advances at December 31, 2011 are $3,000,000 in 2013 and $153,000 in 2016 and thereafter. Interest is generally payable monthly and scheduled principal reductions are made quarterly, semi-annually or at maturity. The long-term advances include prepayment penalties for each advance.

        FHLB Advance Borrowing Capacity—The Subsidiary Banks are shareholders of the FHLB and have access to secured borrowings from the FHLB under Blanket Floating Lien Agreements. Under these agreements, the Subsidiary Banks have pledged certain 1-4 family first mortgage loans, commercial real estate loans, home equity lines of credit and second mortgage residential loans. The Subsidiary Banks' individual borrowing limits range from 20 to 25 percent of assets. In aggregate, at December 31, 2011, the Subsidiary Banks had secured borrowing capacity of approximately $123 million of which $16.7 million was advanced and $16.0 million was used as collateral for FHLB Letters of Credit. These credit arrangements serve as a core funding source as well as liquidity backup for the Subsidiary Banks. Additional advances are subject to review and approval by the FHLB.

Note 13—Subordinated Debt to Nonconsolidated Subsidiaries

        During the third quarters 2003 and 2004, the Company formed SAVB Capital Trust I and SAVB Capital Trust II (the "Trusts"), nonconsolidated subsidiaries whose sole purpose was to issue $6,000,000 and $4,000,000, respectively, in Trust Preferred Securities through investment pools sponsored by two national brokerage firms. The Trust Preferred Securities have maturities of 30 years and are both

Notes to Consolidated Financial Statements (Continued)

Note 13—Subordinated Debt to Nonconsolidated Subsidiaries (Continued)

redeemable at the Company's option on any quarterly interest payment date. At December 31, 2011, the interest rates on the securities were 3.25 and 2.75 percent, respectively, with quarterly resets at the three-month LIBOR plus 2.85 and 2.20 percent, respectively. The Company's liabilities to the nonconsolidated Trusts are recorded as liabilities of $6.186 million and $4.124 million and investments (included in other assets) of $186,000 and $124,000, respectively, in the consolidated balance sheet. Subject to certain limitations, the securities qualify as Tier 1 capital for regulatory capital purposes under FRB regulations.

Note 14—Income Taxes

        Income tax expense (benefit) is composed of the following for each of the years ended December 31:

($ in thousands)	2011	2010	2009
Current federal	$(618)	$(1,092)	$1,861
Current state	—	(279)	42

Total current	(618)	(1,371)	1,903

Deferred federal	(957)	(1,528)	(1,417)
Deferred state	(320)	(231)	(331)

Total deferred	(1,277)	(1,759)	(1,748)

Income tax expense (benefit)	$(1,895)	$(3,130)	$155

        A reconciliation between income tax expense (benefit) and the amounts computed by applying the U.S. federal tax rate of 34 percent to income (loss) before income taxes is as follows:

($ in thousands)	2011	2010	2009
Tax provision at 34%	$(1,383)	$(2,421)	$369
State tax, net of federal tax benefit	(188)	(300)	46
Benefit of tax-exempt income, net	(177)	(197)	(141)
Other	(147)	(212)	(119)

Income tax expense (benefit)	$(1,895)	$(3,130)	$155

Notes to Consolidated Financial Statements (Continued)

Note 14—Income Taxes (Continued)

        Deferred income tax assets and liabilities are comprised of the following at December 31:

($ in thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses	$8,209	$7,676
Write-down of foreclosed assets	1,223	306
Tax-deductible goodwill	1,203	1,317
Tax credit carry forwards	887	—
Deferred compensation expense	531	469
Stock-based compensation expense	149	140
Unamortized loan fees	76	49
Other	241	129

Total deferred tax assets	12,519	10,086

Deferred tax liabilities:
Unrealized gains on securities	718	425
Depreciation	639	624
Deferred costs on loans and deposits	68	72
Other	20	25

Total deferred tax liabilities	1,445	1,146

Net deferred tax assets	$11,074	$8,940

        The net deferred tax assets are included in the consolidated balance sheets in other assets. A portion of the deferred tax asset balance relates to federal and state tax credits which will be available to reduce the Company's income tax liability in future years. The federal and state tax credits at December 31, 2011 total $376,000 and $511,000, respectively, and have various expirations beginning in 2014 through the year 2031. The Company files a consolidated Federal tax return and a consolidated Georgia return for the Georgia-based parent and subsidiaries.

Note 15—Stock Option and Employee Benefit Plans

        As discussed in Note 1, the Company has two stock option plans. All authorized shares have been awarded from the 1995 Plan. There are 144,151 authorized option shares remaining under the 2005 Omnibus Plan at December 31, 2011. The options granted in the chart below generally vest 20 percent each year over five years and are exercisable over ten years except for 55,115 option shares granted to directors which vest within one year. Some of the executive officer option shares also include minimum performance triggers as a condition of vesting.

Notes to Consolidated Financial Statements (Continued)

Note 15—Stock Option and Employee Benefit Plans (Continued)

        Changes in stock options outstanding for the years ended December 31, 2011, 2010 and 2009 are as follows.

	2011		2010		2009
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	174,328	$17.24	194,814	$17.09	192,022	$18.28
Granted	13,350	5.26	7,915	11.25	19,291	8.74
Exercised	—	—	—	—	—	—
Forfeited	(37,710)	16.89	(28,401)	14.55	(16,499)	21.12

Outstanding at end of year	149,968	$17.14	174,328	$17.24	194,814	$17.09

Exercisable at end of year	133,618	$17.16	163,355	$16.87	175,625	$16.75

        At December 31, 2011, there is no aggregate intrinsic value for the outstanding or exercisable stock options.

        Options outstanding at December 31, 2011 are as follows:

	Outstanding			Exercisable
Outstanding Common Options	Remaining Contractual Number	Weighted Average Life	Weighted Average Price	Number	Weighted Average Price
Range of exercise prices
$5.25 - $12.00	39,223	8.42	$9.48	25,873	$9.51
$12.01 - $15.00	15,466	0.54	13.02	15,466	13.02
$15.01 - $20.00	51,012	2.73	16.69	51,012	16.69
$20.01 - $25.00	27,457	3.15	22.34	27,457	22.34
$25.00 - $28.56	16,810	4.80	26.71	13,810	27.59

Total outstanding	149,968	4.30	$17.14	133,618	$17.16

        Restricted Stock—In 2007 and 2006, the Board granted 20,185 shares of restricted stock under the 2005 Omnibus Plan which awards certain officers common shares of the Company. The cost of these shares is being amortized against earnings using the vesting schedule over the three and ten year vesting periods. Restricted stock shares in the amount of 7,391 did not vest due to forfeiture. Unrecognized compensation cost for restricted stock awards was $81,000 at December 31, 2011.

        The Company sponsors a 401(k) employee savings and profit sharing plan in which substantially all full-time employees are eligible to participate. The plan allows eligible employees to save a portion of their salary on a pre-tax basis. Contributions by the Company to the plan are discretionary. Contributions and administrative expenses related to the plan aggregated $10,000, $10,000 and $290,000 for the years ended December 31, 2011, 2010 and 2009, respectively. The Company did not make a contribution to the plan in 2011 or 2010 and the only costs were for administrative expenses.

Notes to Consolidated Financial Statements (Continued)

Note 16—Capital Ratios and Dividend Restrictions

        The Subsidiary Banks' primary regulators have adopted capital requirements that specify the minimum capital level for which no prompt corrective action is required. In addition, the FDIC has adopted FDIC insurance assessment rates based on certain "well-capitalized" risk-based and equity capital ratios. Failure to meet minimum capital requirements can result in the initiation of certain actions by the regulators that, if undertaken, could have a material effect on the Company's and the Subsidiary Banks' financial statements. As of December 31, 2011, the Company and the Subsidiary Banks were categorized as well-capitalized under the regulatory framework for prompt corrective action in the most recent notification from the FDIC. Bryan has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and was in conformity with the requirement at December 31, 2011. Savannah has agreed with its primary regulator to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 12.00 percent and is currently in conformity with the agreement.

        On March 1, 2012, Bryan entered into a Consent Order ("Order") with the FDIC and the Georgia Department of Banking and Finance ("GDBF") requiring Bryan to implement a number of actions to address identified deficiencies. The Order also includes a capital article that requires Bryan to maintain a Tier 1 Leverage Ratio of not less than 8.00 percent and a Total Risk-based Capital Ratio of not less than 10.00 percent. As a result of this capital article, Bryan is automatically classified as an "adequately capitalized" for regulatory purposes and is prohibited from certain practices by the regulatory authorities and subject to certain restrictions.

        Banking regulation restrict the amount of cash dividends that the Subsidiary Banks may pay without obtaining regulatory approval , subject to maintaining adequate capital ratios. Based upon these regulatory restrictions and the agreements made with the Subsidiary Banks' primary regulators, there are no cash dividends available to the Company from the Subsidiary Banks at December 31, 2011. As of December 31, 2011, the Company has agreed with its primary regulator to obtain approval prior to paying or declaring any dividends.

        Management believes that the Company and the Subsidiary Banks meet all capital adequacy requirements to which they are subject as of December 31, 2011. The following tables show the capital amounts and ratios for the Company and the Subsidiary Banks at December 31, 2011 and 2010:

	Company		Savannah		Bryan
($ in thousands)	2011	2010	2011	2010	2011	2010
Qualifying Capital
Tier 1 capital	$81,697	$87,623	$62,451	$64,193	$19,416	$21,294
Total capital	90,845	97,589	69,191	71,450	21,691	23,826
Leverage Ratios
Tier 1 capital to average assets	8.37%	8.12%	8.63%	7.97%	8.01%	8.20%
Risk-based Ratios
Tier 1 capital to risk-weighted assets	11.36%	11.13%	11.74%	11.18%	10.82%	10.67%
Total capital to risk-weighted assets	12.63%	12.40%	13.01%	12.44%	12.09%	11.93%

Required Regulatory Capital Ratios:	Minimum	Well- Capitalized
Tier 1 capital to average assets	4.00%	5.00%
Tier 1 capital to risk-weighted assets	4.00%	6.00%
Total capital to risk-weighted assets	8.00%	10.00%

Notes to Consolidated Financial Statements (Continued)

Note 17—Leases and Commitments

        Future minimum payments under non-cancelable land and office space operating leases with remaining terms in excess of one year are presented as follows: 2012—$881,000; 2013—$795,000; 2014—$724,000; 2015—$736,000; 2016 and thereafter is $2,427,000. The land and office space leases contain customary escalation clauses. Two of the branch office leases are with a related party (director). The Company or the Subsidiary Banks are responsible for taxes, insurance and maintenance during the lease term under certain leases. Future minimum payments due under the Company's long-term data processing contract are as follows: 2012—$1,224,000; 2013—$1,248,000; 2014—$1,273,000; and 2015—$1,191,000. The contract contains customary escalation and buyout clauses.

        The net rental expense for all office space operating leases amounted to $1,161,000 in 2011, $1,272,000 in 2010 and $636,000 in 2009. The leases on the office space have five to twenty-year renewal options and typically require increased rental payments under consumer price index escalation clauses.

Note 18—Other Operating Expense

        The components of other operating expense for the years ended December 31, 2011, 2010 and 2009 are as follows:

($ in thousands)	2011	2010	2009
Professional and directors fees	$904	$873	$1,114
Regulatory assessments and audit fees	612	545	592
Postage and courier	303	297	310
Taxes and licenses	274	273	244
Loan origination costs	247	231	259
Advertising and sales promotion	237	377	233
Insurance	210	147	95
Stationery and supplies	181	198	253
Telephone	160	172	175
Correspondent bank charges	123	39	50
Dues and subscriptions	98	111	115
Other expense	525	574	422

Total other operating expense	$3,874	$3,837	$3,862

Note 19—On-Balance Sheet Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

        The Company is exposed to certain risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk, primarily by managing the amount, sources, and duration of its assets and liabilities and through the use of derivative financial instruments. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which are determined by interest rates. The Company's derivative financial instruments are used to

Notes to Consolidated Financial Statements (Continued)

Note 19—On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

manage differences in the amount, timing, and duration of the Company's known or expected cash receipts principally related to certain variable rate loan assets.

Fair Values of Derivative Instruments on the Balance Sheet

        The table below presents the fair value of the Company's derivative financial instruments at December 31:

	2011		2010
	Fair Value		Fair Value
($ in thousands)	Asset	Liability	Asset	Liability
Derivatives designated as hedging instruments:
Interest rate products	$—	$—	$—	$—
Derivatives not designated as hedging instruments:
Interest rate products	301	301	136	135

Total	$301	$301	$136	$135

Cash Flow Hedges of Interest Rate Risk

        The Company's objectives in using interest rate derivatives are to add stability to interest income and expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company has historically used interest rate swaps, collars, and floors as part of its interest rate risk management strategy. Interest rate swaps designated as cash flow hedges involve the receipt of variable amounts from a counterparty in exchange for the Company making fixed payments over the life of the agreements without exchange of the underlying notional amount. Interest rate collars designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the purchased floor and the payment of variable-rate amounts if interest rates rise above the cap rate on the sold floor. Interest rate floors designated as cash flow hedges involve the receipt of variable-rate amounts from a counterparty if interest rates fall below the strike rate on the contract in exchange for an up-front premium. As of December 31, 2011 and 2010 the Company had no outstanding derivatives that were designated as cash flow hedging relationships. No hedge ineffectiveness was recognized during the years ended December 31, 2011, 2010 and 2009.

        Amounts reported in accumulated other comprehensive income related to derivatives were reclassified to interest income as interest payments are received on the Company's variable rate assets. During the year ended December 31, 2010, the Company accelerated the reclassification of amounts in other comprehensive income to earnings as a result of a portion of the hedged forecasted transactions related to the Company's interest rate swaps, collars and interest rate floor becoming probable not to occur. The accelerated amount for the year ended December 31, 2010 was a gain of $14,000. There was no amount accelerated for the year ended December 31, 2011.

Notes to Consolidated Financial Statements (Continued)

Note 19—On-Balance Sheet Derivative Instruments and Hedging Activities (Continued)

Effect of Derivative Instruments on the Income Statement

        The table below presents the effect of the Company's derivative financial instruments on the income statement for the years ended December 31:

	Gain Recognized in OCI on Derivative (Effective Portion)				Gain Reclassified from Accumulated OCI into Income (Effective Portion)
				Location of Gain Reclassified from Accumulated OCI into Income (Effective Portion)
Cash Flow Hedging Relationships ($ in thousands)	2011	2010	2009		2011	2010	2009
Interest Rate Products	$—	$—	$—	Interest income	$—	$450	$1,205
				Noninterest income	—	14	794

Total	$—	$—	$—		$—	$464	$1,999

Non-designated Hedges

        As of December 31, 2011 none of the Company's outstanding derivatives are designated in qualifying hedging relationships. Derivatives not designated as hedges are not speculative and result from a service the Company provides to certain customers. The Company executes interest rate swaps with commercial banking customers to facilitate their respective risk management strategies. Those interest rate swaps are simultaneously hedged by executing offsetting interest rate swaps that the Company executes with a third party, such that the Company minimizes its net risk exposure resulting from such transactions. As the interest rate swaps associated with this program do not meet the strict hedge accounting requirements, changes in the fair value of both the customer swaps and the offsetting swaps are recognized directly in earnings. As of December 31, 2011, the Company had two interest rate swaps with an aggregate notional amount of $4,810,000 related to this program. The net effect of recording the derivatives at fair value through earnings was immaterial to the Company's financial condition and results of operations as of the twelve months ended December 31, 2011, 2010 and 2009.

Credit-risk-related Contingent Features

        The Company has an agreement with one of its derivative counterparties that contains a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

        As of December 31, 2011 the fair value of derivatives in a net liability position, which includes accrued interest but excludes any adjustment for nonperformance risk, related to these agreements was $301,000. As of December 31, 2011, the Company has minimum collateral posting thresholds with certain of its derivative counterparties and has posted collateral of $373,000 against its obligations under these agreements. If the Company had breached any of these provisions at December 31, 2011, it would have been required to settle its obligations under the agreements at the termination value.

Note 20—Financial Instruments with Off-Balance Sheet Risk

        The Company is a party to financial instruments with off-balance sheet risk in the normal course of business in order to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheets. The majority of all commitments to extend credit and standby letters of credit are variable rate

Notes to Consolidated Financial Statements (Continued)

Note 20—Financial Instruments with Off-Balance Sheet Risk (Continued)

instruments. The Company's exposure to credit losses is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments.

        Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. At December 31, 2011 and 2010 unfunded commitments to extend credit and unfunded lines of credit were $71,741,000 and $81,183,000, respectively, of which some were subject to interest rate lock commitments. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained by the Company upon extension of credit, if deemed necessary, is based on management's credit evaluation of the customer. Collateral may include cash, securities, accounts receivable, inventory, equipment, and real estate.

        Letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The letters of credit are primarily issued to support public and private borrowing arrangements. At December 31, 2011 and 2010, commitments under letters of credit aggregated approximately $3,386,000 and $2,667,000, respectively.

Note 21—Fair Value of Financial Instruments

Determination of Fair Value

        The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the accounting standards for fair value measurements and disclosure, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

        The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

Notes to Consolidated Financial Statements (Continued)

Note 21—Fair Value of Financial Instruments (Continued)

        In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

        Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

        Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

        Level 3: Significant unobservable inputs that are supported by little or no market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Recurring Fair Value Changes

        Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheets, as well as the general classification of such instruments pursuant to the valuation hierarchy.

        Investment securities:    The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark quoted securities.

        Derivative instruments:    Our derivative instruments consist of loan level swaps. As such, significant fair value inputs can generally be verified and do not typically involve significant judgments by management.

        Assets and liabilities measured at fair value on a recurring basis are summarized below as of December 31:

		Fair Value Measurements at December 31, 2011 Using
($ in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities	$83,653	$—	$80,115	$3,538
Derivative asset positions	301	—	301	—
Derivative liability positions	301	—	301	—

		Fair Value Measurements at December 31, 2010 Using
	Carrying Value
($ in thousands)		Level 1	Level 2	Level 3
Investment securities	$138,099	$—	$134,223	$3,876
Derivative asset positions	136	—	136	—
Derivative liability positions	135	—	135	—

Notes to Consolidated Financial Statements (Continued)

Note 21—Fair Value of Financial Instruments (Continued)

        The level 3 securities include FHLB and FRB stock. The change in 2011 was solely due to a partial redemption of FHLB stock.

Nonrecurring Fair Value Changes

        Certain assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis, but subject to fair value in certain circumstances, such as when there is evidence of impairment that may require write-downs. The write-downs for the Company's more significant assets or liabilities measured on a nonrecurring basis are based on the lower of amortized or estimated fair value.

        Impaired loans and OREO:    Impaired loans and OREO are evaluated and valued at the time the loan or OREO is identified as impaired, at the lower of cost or market value. Market value is measured based on the value of the collateral securing these loans and is classified at a Level 3 in the fair value hierarchy. Collateral for impaired loans may be real estate and/or business assets, including equipment, inventory and/or accounts receivable. Its fair value is generally determined based on real estate appraisals or other independent evaluations by qualified professionals. Impaired loans and OREO are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly, based on the same factors identified above. Impaired loans measured on a nonrecurring basis do not include pools of impaired loans.

        Assets and liabilities with an impairment charge during the current year and measured at fair value on a nonrecurring basis are summarized below as of December 31:

		Carrying Values at December 31, 2011
					Total gain (loss)
($ in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$11,541	$—	$—	$11,541	$(6,091)
OREO	7,323	—	—	7,323	(1,880)

		Carrying Values at December 31, 2010
					Total gain (loss)
($ in thousands)	Total	Level 1	Level 2	Level 3
Impaired loans	$7,236	$—	$—	$7,236	$(5,073)
OREO	5,423	—	—	5,423	(1,424)

Fair Value Disclosures

        Accounting standards require the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option. The fair value represents management's best estimates based on a range of methodologies and assumptions.

        Cash and federal funds sold, interest-bearing deposits in banks, accrued interest receivable, all non-maturity deposits, short-term borrowings, other borrowings, subordinated debt and accrued interest payable have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

Notes to Consolidated Financial Statements (Continued)

Note 21—Fair Value of Financial Instruments (Continued)

        Following is a description of the methods and assumptions used by the Company to estimate the fair value of its financial instruments:

        Investment securities:    Fair value is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted equity securities are carried at cost because no market value is available.

        Loans:    The fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, and consumer loans. The fair value of the loan portfolio is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

        Derivative instruments:    The fair value of derivative instruments, consisting of interest rate contracts, is equal to the estimated amount that the Company would receive or pay to terminate the derivative instruments at the reporting date, taking into account current interest rates and the credit-worthiness of the counterparties.

        Deposit liabilities:    The fair value of time deposits is estimated using the discounted value of contractual cash flows based on current rates offered for deposits of similar remaining maturities.

        FHLB advances:    The fair value is estimated using the discounted value of contractual cash flows based on current rates offered for debt of similar remaining maturities and/or termination values provided by the FHLB.

        The carrying amounts and estimated fair values of the Company's financial instruments are as follows as of December 31:

	2011		2010
($ in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial assets:
Cash and federal funds sold	$13,760	$13,760	$18,100	$18,100
Interest-bearing deposits	81,717	81,717	40,836	40,836
Securities available for sale	83,653	83,653	138,099	138,099
Loans, net of allowance for loan losses	737,761	727,714	806,212	800,785
Accrued interest receivable	3,103	3,103	3,789	3,789
Derivative asset positions	301	301	136	136
Financial liabilities:
Deposits	846,929	851,700	923,745	929,271
Short-term borrowings	14,384	14,384	15,075	15,075
Other borrowings	8,581	8,581	10,536	10,536
FHLB advances	16,653	17,393	17,658	18,214
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310	10,310
Accrued interest payable	687	687	1,108	1,108
Derivative liability positions	301	301	135	135

Notes to Consolidated Financial Statements (Continued)

Note 22—The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands)

        The following are condensed balance sheets of the Parent Company at December 31, 2011 and 2010:

	2011	2010
Assets
Cash on deposit	$15	$60
Interest-bearing deposits	917	1,542
Investment in subsidiaries	90,822	92,031
Premises and equipment	509	554
Investment in nonconsolidated subsidiary	940	905
Other assets	3,017	2,625

Total assets	$96,220	$97,717

Liabilities
Subordinated debt	$10,310	$10,310
Other liabilities	1,780	1,604

Total liabilities	12,090	11,914

Shareholders' equity
Common stock	7,201	7,201
Additional paid-in capital	48,656	48,634
Retained earnings	27,103	29,275
Treasury stock	(1)	(1)
Accumulated other comprehensive income, net	1,171	694

Total shareholders' equity	84,130	85,803

Total liabilities and equity	$96,220	$97,717

Notes to Consolidated Financial Statements (Continued)

Note 22—The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands) (Continued)

        The operating results of the Parent Company are shown below for the three years ended December 31:

	2011	2010	2009
Dividends from subsidiaries	$1,750	$950	$4,200
Interest income	9	31	4
Interest expense	303	306	362

Net interest and dividend income	1,456	675	3,842
Other income	83	289	29
Processing / management fees	4,804	4,996	5,267

Total income	6,343	5,960	9,138

Corporate expenses	590	535	733
Processing / management costs	4,933	5,111	5,342

Other expenses	5,523	5,646	6,075

Income before income taxes and distributions in excess of earnings of subsidiaries	820	314	3,063
Income tax benefit	340	175	395

Income before distributions in excess of earnings of subsidiaries	1,160	489	3,458
Distributions in excess of earnings of subsidiaries	(3,332)	(4,478)	(2,529)

Net income (loss)	$(2,172)	$(3,989)	$929

Notes to Consolidated Financial Statements (Continued)

Note 22—The Savannah Bancorp, Inc. (Parent Company Only) Financial Information ($ in thousands) (Continued)

        The cash flows of the Parent Company are shown below for the three years ended December 31:

	2011	2010	2009
Operating activities
Net income (loss)	$(2,172)	$(3,989)	$929
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Distributions in excess of earnings of subsidiaries	3,332	4,478	2,529
Depreciation	277	343	449
Gain on sale of partnership interest	—	(255)	—
Non cash stock-based compensation expense	20	79	144
Change in other assets and liabilities, net	(252)	(601)	(477)

Net cash provided by operating activities	1,205	55	3,574

Investing activities
Proceeds from sale of partnership interest	—	694	—
Purchase of equipment and software	(232)	(65)	(108)
Capital contribution to consolidated subsidiaries	(1,645)	(10,475)	(3,390)

Net cash used in investing activities	(1,877)	(9,846)	(3,498)

Financing activities
Dividends paid	—	(119)	(1,098)
Issuance of common stock and exercise of options	2	11,247	—
Issuance of treasury stock	—	3	—

Net cash provided by (used in) financing activities	2	11,131	(1,098)

Increase (decrease) in cash and cash equivalents	(670)	1,340	(1,022)
Cash, beginning of year	1,602	262	1,284

Cash, end of year	$932	$1,602	$262

        The Parent Company financial statements include the following intercompany items: interest-bearing deposits on the balance sheets; dividend income, interest income and processing / management fees on the statements of income. The investment in the nonconsolidated subsidiary on the balance sheet represents a 50 percent interest in a limited partnership which owns the headquarters building at 25 Bull Street, Savannah, GA.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

($ in thousands, except share data)

	June 30, 2012	December 31, 2011	June 30, 2011
	(Unaudited)		(Unaudited)
Assets
Cash and due from banks	$14,438	$13,225	$11,717
Federal funds sold	340	535	200
Interest-bearing deposits in banks	84,063	81,717	36,353

Cash and cash equivalents	98,841	95,477	48,270
Securities available for sale, at fair value (amortized cost of $84,480, $81,764 and $105,792)	86,665	83,653	108,018
Loans, net of allowance for loan losses of $22,776, $21,917 and $23,523	702,569	737,761	784,010
Premises and equipment, net	14,058	14,286	14,692
Other real estate owned	16,335	20,332	12,125
Bank-owned life insurance	6,612	6,510	6,407
Goodwill and other intangible assets, net	3,450	3,562	3,674
Deferred tax assets, net	11,723	11,074	9,262
Other assets	11,968	12,580	15,796

Total assets	$952,221	$985,235	$1,002,254

Liabilities
Deposits:
Noninterest-bearing	$128,010	$106,939	$96,025
Interest-bearing demand	149,939	147,716	136,991
Savings	23,053	20,062	21,497
Money market	241,015	255,285	267,270
Time deposits	275,949	316,927	335,699

Total deposits	817,966	846,929	857,482
Short-term borrowings	15,405	14,384	12,575
Other borrowings	7,847	8,581	9,677
Federal Home Loan Bank advances	13,150	16,653	23,656
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	10,310
Other liabilities	3,829	4,248	3,420

Total liabilities	868,507	901,105	917,120

Shareholders' equity
Preferred stock, par value $1 per share: authorized 10,000,000 shares, none issued	—	—	—
Common stock, par value $1 per share: shares authorized 20,000,000; issued 7,201,346	7,201	7,201	7,201
Additional paid-in capital	48,671	48,656	48,644
Retained earnings	26,488	27,103	27,909
Treasury stock, at cost, 2,109, 2,210 and 2,210 shares	(1)	(1)	(1)
Accumulated other comprehensive income, net	1,355	1,171	1,381

Total shareholders' equity	83,714	84,130	85,134

Total liabilities and shareholders' equity	$952,221	$985,235	$1,002,254

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Operations

($ in thousands, except per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Interest and dividend income
Loans, including fees	$9,490	$10,620	$19,332	$21,317
Investment securities:
Taxable	452	753	907	1,540
Tax-exempt	60	67	120	137
Dividends	19	16	41	34
Deposits with banks	59	27	107	59
Federal funds sold	—	1	1	2

Total interest and dividend income	10,080	11,484	20,508	23,089

Interest expense
Deposits	1,323	2,082	2,834	4,465
Short-term and other borrowings	169	205	350	420
Federal Home Loan Bank advances	73	86	157	175
Subordinated debt	80	76	162	150

Total interest expense	1,645	2,449	3,503	5,210

Net interest income	8,435	9,035	17,005	17,879
Provision for loan losses	2,540	6,300	7,280	10,660

Net interest income after provision for loan losses	5,895	2,735	9,725	7,219

Noninterest income
Trust and asset management fees	690	683	1,347	1,345
Service charges on deposit accounts	346	348	696	718
Mortgage related income, net	41	68	102	82
Gain on sale of securities	23	237	23	455
Other operating income	444	371	894	732

Total noninterest income	1,544	1,707	3,062	3,332

Noninterest expense
Salaries and employee benefits	2,942	2,846	5,925	5,752
Occupancy and equipment	868	981	1,731	1,864
Information technology	478	416	954	818
FDIC deposit insurance	411	336	747	816
Loan collection and OREO costs	365	330	649	556
Amortization of intangibles	56	56	112	112
Loss on sales and write-downs of foreclosed assets	785	1,115	2,090	1,348
Other operating expense	993	1,029	1,879	1,956

Total noninterest expense	6,898	7,109	14,087	13,222

Income (loss) before income taxes	541	(2,667)	(1,300)	(2,671)
Income tax expense (benefit)	125	(1,175)	(685)	(1,305)

Net income (loss)	$416	$(1,492)	$(615)	$(1,366)

Net income (loss) per share:
Basic	$0.06	$(0.21)	$(0.08)	$(0.19)

Diluted	$0.06	$(0.21)	$(0.08)	$(0.19)

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income (Loss)

($ in thousands, except per share data)

(Unaudited)

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
	2012	2011	2012	2011
Net income (loss)	$416	$(1,492)	$(615)	$(1,366)
Other comprehensive income (loss):
Change in unrealized holding gains on securities available for sale arising during the period, net of tax of $15, $550, $121 and $593	24	900	198	969
Reclassification adjustment for net gains on securities available for sale included in net income (loss), net of tax of $9, $90, $9 and $173	(14)	(147)	(14)	(282)

Other comprehensive income (loss)	$426	$(739)	$(431)	$(679)

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Changes in Shareholders' Equity

($ in thousands, except share data)

(Unaudited)

	For the Six Months Ended June 30,
	2012	2011
Common shares issued
Shares, beginning of period	7,201,346	7,201,346
Common stock issued	—	—

Shares, end of period	7,201,346	7,201,346

Treasury shares owned
Shares, beginning of period	2,210	2,483
Treasury stock issued	(101)	(273)

Shares, end of period	2,109	2,210

Common stock
Balance, beginning of period	$7,201	$7,201
Common stock issued	—	—

Balance, end of period	7,201	7,201

Additional paid-in capital
Balance, beginning of period	48,656	48,634
Common stock issued, net of issuance cost	—	2
Stock-based compensation, net	15	8

Balance, end of period	48,671	48,644

Retained earnings
Balance, beginning of period	27,103	29,275
Net loss	(615)	(1,366)

Balance, end of period	26,488	27,909

Treasury stock
Balance, beginning of period	(1)	(1)
Treasury stock issued	—	—

Balance, end of period	(1)	(1)

Accumulated other comprehensive income, net
Balance, beginning of period	1,171	694
Change in unrealized gains/losses on securities available for sale, net of reclassification adjustment	184	687

Balance, end of period	1,355	1,381

Total shareholders' equity	$83,714	$85,134

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

($ in thousands)

(Unaudited)

	For the Six Months Ended June 30,
	2012	2011
Operating activities
Net loss	$(615)	$(1,366)
Adjustments to reconcile net loss to cash provided by operating activities:
Provision for loan losses	7,280	10,660
Net amortization of securities	655	660
Depreciation and amortization	649	682
Non cash stock-based compensation expense	15	8
Increase in deferred income taxes, net	(763)	(743)
Gain on sale of securities, net	(23)	(455)
Loss on sales and write-downs of foreclosed assets	2,090	1,348
Increase in CSV of bank-owned life insurance policies	(102)	(98)
Decrease in prepaid FDIC deposit insurance assessment	716	769
Decrease (increase) in income taxes receivable	39	(815)
Change in other assets and other liabilities, net	(561)	260

Net cash provided by operating activities	9,380	10,910

Investing activities
Activity in available for sale securities:
Purchases	(23,701)	(2,490)
Sales	12,234	22,999
Maturities and principal collections	8,120	10,475
Loan originations and principal collections, net	25,226	8,037
Proceeds from sales of foreclosed assets	4,593	3,231
Additions to premises and equipment	(309)	(206)

Net cash provided by investing activities	26,163	42,046

Financing activities
Net increase in noninterest-bearing deposits	21,071	300
Net decrease in interest-bearing deposits	(50,034)	(66,563)
Net increase (decrease) in short-term borrowings	1,021	(2,500)
Net decrease in other borrowings	(734)	(859)
Net increase (decrease) in FHLB advances	(3,503)	5,998
Issuance of common stock, net of issuance costs	—	2

Net cash used in financing activities	(32,179)	(63,622)

Increase (decrease) in cash and cash equivalents	3,364	(10,666)
Cash and cash equivalents, beginning of period	95,477	58,936

Cash and cash equivalents, end of period	$98,841	$48,270

The accompanying notes are an integral part of these consolidated financial statements.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 1—Basis of Presentation

        The accompanying unaudited condensed consolidated financial statements of The Savannah Bancorp, Inc. (the "Company" or "SAVB") have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") for interim financial information and with the instructions to Securities and Exchange Commission ("SEC") Form 10-Q and Regulation S-X. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and six month periods ended June 30, 2012, are not necessarily indicative of the results that may be expected for the year ending December 31, 2012. For further information, refer to the consolidated financial statements and footnotes thereto included in the Company's annual report on Form 10-K for the year ended December 31, 2011. Certain prior period balances and formats have been reclassified to conform to the current period presentation.

        In preparing the consolidated financial statements in accordance with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the respective balance sheets and the reported amounts of revenues and expenses for the periods presented. Actual results could differ significantly from those estimates.

Recent Accounting Pronouncements

        Accounting Standards Update ("ASU") No. 2011-04, "Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs" ("ASU 2011-04") amends the Fair Value Measurement topic of the Accounting Standards Codification by clarifying the application of existing fair value measurement and disclosure requirements and by changing particular principles or requirements for measuring fair value or for disclosing information about fair value measurements. The amendments were effective for the Company beginning January 1, 2012. The adoption of ASU 2011-04 did not have a material impact on the Company's financial position, results of operations or cash flows. See Note 6 for the required disclosures.

        ASU No. 2011-08, "Intangibles—Goodwill and Other (Topic 350)—Testing Goodwill for Impairment" ("ASU 2011-08"), amends Topic 350 to permit entities to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount as a basis for determining whether it is necessary to perform the two-step goodwill impairment test described in Topic 350. The more-likely-than-not threshold is defined as having a likelihood of more than 50 percent. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two-step impairment test is unnecessary. However, if an entity concludes otherwise, then it is required to perform the first step of the two-step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. If the carrying amount of the reporting unit exceeds its fair value, then the entity is required to perform the second step of the goodwill impairment test to measure the amount of impairment loss, if any.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 1—Basis of Presentation (Continued)

ASU 2011-08 was effective for annual and interim impairment tests beginning after December 15, 2011, and did not have a significant impact on the Company's financial statements.

        ASU No. 2011-11, "Balance Sheet (Topic 210)—Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11") amends Topic 210 to require an entity to disclose both gross and net information about financial instruments, such as sales and repurchase agreements and reverse sale and repurchase agreements and securities borrowing/lending arrangements, and derivative instruments that are eligible for offset in the statement of financial position and/or subject to a master netting arrangement or similar agreement. ASU 2011-11 is effective for annual and interim periods beginning on January 1, 2013, and is not expected to have a significant impact on the Company's financial statements.

Note 2—Restrictions on Cash and Demand Balances Due from Banks and Interest-Bearing Bank Balances

        The Savannah Bank, N.A. and Bryan Bank & Trust (collectively referred to as the "Subsidiary Banks") are required by the Federal Reserve Bank ("FRB") to maintain minimum cash reserves based on reserve requirements calculated on their deposit balances. Cash reserves of $651,000, $571,000 and $494,000 are required as of June 30, 2012, December 31, 2011 and June 30, 2011, respectively. At times, the Company pledges interest-bearing cash balances at the Federal Home Loan Bank of Atlanta ("FHLB") in addition to investment securities to secure public fund deposits and securities sold under repurchase agreements. The Company did not have any cash pledged at the FHLB at June 30, 2012, December 31, 2011 or June 30, 2011.

Note 3—Earnings (Loss) Per Share

        Basic earnings (loss) per share represents net income (loss) divided by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential dilutive common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. For the three months and six months ended June 30, 2012 and 2011 the Company did not have any dilutive shares.

        Earnings (loss) per common share have been computed based on the following:

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
(Amounts in thousands)	2012	2011	2012	2011
Average number of common shares outstanding—basic	7,199	7,199	7,199	7,199
Effect of dilutive options	—	—	—	—

Average number of common shares outstanding—diluted	7,199	7,199	7,199	7,199

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 3—Earnings (Loss) Per Share (Continued)

        Stock option shares in the amount of 149,968 and 140,792 at June 30, 2012 and 2011, respectively, were excluded from the diluted earnings per share calculation due to their anti-dilutive effect.

Note 4—Securities Available for Sale

        The aggregate amortized cost and fair value of securities available for sale are as follows:

	June 30, 2012 , 2011
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:
U.S. government-sponsored enterprises ("GSE")	$5,187	$6	$(8)	$5,185
Mortgage-backed securities—GSE	61,193	1,782	(41)	62,934
State and municipal securities	15,063	480	(34)	15,509
Restricted equity securities	3,037	—	—	3,037

Total investment securities	$84,480	$2,268	$(83)	$86,665

	December 31, 2011
($ in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Investment securities:
U.S. government-sponsored enterprises	$1,433	$13	$—	$1,446
Mortgage-backed securities—GSE	66,464	1,583	(35)	68,012
State and municipal securities	10,329	339	(11)	10,657
Restricted equity securities	3,538	—	—	3,538

Total investment securities	$81,764	$1,935	$(46)	$83,653

        The distribution of securities by contractual maturity at June 30, 2012 is shown below. Actual maturities may differ from contractual maturities because issuers have the right to call or prepay obligations with or without call or prepayment penalties.

($ in thousands)	Amortized Cost	Fair Value
Securities available for sale:
Due in one year or less	$501	$504
Due after one year through five years	2,296	2,333
Due after five years through ten years	6,684	7,038
Due after ten years	10,769	10,819
Mortgage-backed securities—GSE	61,193	62,934
Restricted equity securities	3,037	3,037

Total investment securities	$84,480	$86,665

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 4—Securities Available for Sale (Continued)

        The restricted equity securities consist solely of FHLB and FRB stock. These securities are carried at cost since they do not have readily determinable fair values due to their restricted nature.

        The following table shows the gross unrealized losses and fair value of the Company's investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at June 30, 2012 and December 31, 2011. Available for sale securities that have been in a continuous unrealized loss position are as follows:

	June 30, 2012
	Less Than 12 Months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. government-sponsored enterprises	$1,992	$(8)	$—	$—	$1,992	$(8)
Mortgage-backed securities—GSE	7,104	(41)	—	—	7,104	(41)
State and municipal securities	2,137	(34)	—	—	2,137	(34)

Total temporarily impaired securities	$11,233	$(83)	$—	$—	$11,233	$(83)

	December 31, 2011
	Less Than 12 Months		12 Months or More		Total
($ in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Mortgage-backed securities—GSE	$5,585	$(35)	$—	$—	$5,585	$(35)
State and municipal securities	800	(11)	—	—	800	(11)

Total temporarily impaired securities	$6,385	$(46)	$—	$—	$6,385	$(46)

        The unrealized losses at June 30, 2012 on the Company's investment in GSE agency and mortgage-backed securities were caused by interest rate increases. The Company purchased those investments at a premium relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost bases of the Company's investments. The Company also has five municipal securities with unrealized losses for less than twelve months. Management has reviewed these five bonds and believes that the decrease in value is due to interest rate fluctuations and not credit quality. All five of the municipal bonds are rated AA or higher. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company does not intend to sell the investments and it is not more likely than not that the Company will be required to sell the investments before recovery of their amortized cost bases, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at June 30, 2012.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans

        The composition of the loan portfolio at June 30, 2012 and December 31, 2011 is presented below:

($ in thousands)	June 30, 2012	Percent of Total	December 31, 2011	Percent of Total
Commercial real estate
Construction and development	$22,052	3.0%	$22,675	3.0%
Owner-occupied	108,576	15.0	110,900	14.6
Non owner-occupied	217,343	30.0	221,128	29.1
Residential real estate—mortgage	302,554	41.7	324,365	42.7
Commercial	64,512	8.9	68,304	9.0
Installment and other consumer	10,308	1.4	12,306	1.6

Gross loans	725,345	100.0%	759,678	100.0%

Allowance for loan losses	(22,776)		(21,917)

Net loans	$702,569		$737,761

        For purposes of the disclosures required pursuant to accounting standards, the loan portfolio was disaggregated into segments and then further disaggregated into classes for certain disclosures. A portfolio segment is defined as the level at which an entity develops and documents a systematic method for determining its allowance for loan losses. There are four loan portfolio segments that include commercial real estate, residential real estate-mortgage, commercial and installment and other consumer. Commercial real estate has three classes including construction and development, owner-occupied and non owner-occupied. The construction and development class includes residential and commercial construction and development loans. Land and lot development loans are included in the non owner-occupied commercial real estate class or residential real estate segment depending on the property type.

        The following table details the change in the allowance for loan losses from April 1, 2012 to June 30, 2012 on the basis of the Company's impairment methodology by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$7,397	$13,567	$1,204	$225	$3	$22,396
Charge-offs	(242)	(1,670)	(396)	(135)	—	(2,443)
Recoveries	19	145	104	15	—	283
Provision	425	1,830	133	109	43	2,540

Ending balance	$7,599	$13,872	$1,045	$214	$46	$22,776

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        The following table details the change in the allowance for loan losses from January 1, 2012 to June 30, 2012 on the basis of the Company's impairment methodology by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$6,162	$14,195	$1,271	$193	$96	$21,917
Charge-offs	(651)	(5,439)	(601)	(203)	—	(6,894)
Recoveries	36	291	123	23	—	473
Provision	2,052	4,825	252	201	(50)	7,280

Ending balance	$7,599	$13,872	$1,045	$214	$46	$22,776

        The following table details the change in the allowance for loan losses from April 1, 2011 to June 30, 2011 by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$5,847	$14,333	$1,387	$230	$566	$22,363
Charge-offs	(211)	(4,654)	(345)	(43)	—	(5,253)
Recoveries	20	74	12	7	—	113
Provision	1,397	4,839	328	15	(279)	6,300

Ending balance	$7,053	$14,592	$1,382	$209	$287	$23,523

        The following table details the change in the allowance for loan losses from January 1, 2011 to June 30, 2011 by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Beginning balance	$4,722	$13,582	$1,528	$518	$—	$20,350
Charge-offs	(1,089)	(5,827)	(646)	(60)	—	(7,622)
Recoveries	20	87	17	11	—	135
Provision	3,400	6,750	483	(260)	287	10,660

Ending balance	$7,053	$14,592	$1,382	$209	$287	$23,523

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        The following table details the allowance for loan losses at June 30, 2012 on the basis of the Company's impairment methodology by loan segment:

($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Ending balance	$7,599	$13,872	$1,045	$214	$46	$22,776

Ending balance: individually evaluated for impairment	$1,802	$5,178	$40	$—	$—	$7,020

Ending balance: collectively evaluated for impairment	$5,797	$8,694	$1,005	$214	$46	$15,756

Loans
Ending balance	$347,971	$302,554	$64,512	$10,308	$—	$725,345

Ending balance: individually evaluated for impairment	$6,014	$24,727	$70	$—	$—	$30,811

Ending balance: collectively evaluated for impairment	$341,957	$277,827	$64,442	$10,308	$—	$694,534

        The following table details the allowance for loan losses at December 31, 2011 on the basis of the Company's impairment methodology by loan segment:

	December 31, 2011
($ in thousands)	Commercial Real Estate	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses
Ending balance	$6,162	$14,195	$1,271	$193	$96	$21,917

Ending balance: individually evaluated for impairment	$1,108	$5,813	$145	$—	$—	$7,066

Ending balance: collectively evaluated for impairment	$5,054	$8,382	$1,126	$193	$96	$14,851

Loans
Ending balance	$354,703	$324,365	$68,304	$12,306	$—	$759,678

Ending balance: individually evaluated for impairment	$10,936	$24,941	$522	$—	$—	$36,399

Ending balance: collectively evaluated for impairment	$343,767	$299,424	$67,782	$12,306	$—	$723,279

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        A loan is considered impaired, in accordance with the impairment accounting guidance, when based on current information and events, it is probable that the Company will be unable to collect all amounts due from the borrower in accordance with the contractual term of the loan. Impaired loans include loans modified in troubled debt restructurings ("TDRs") where concessions have been granted to borrowers experiencing financial difficulties. These concessions could include a reduction in the interest rate on the loan, payment extensions, forgiveness of principal, forbearance or other actions intended to maximize collection.

        The following is a summary of information pertaining to impaired loans as of and for the period ended June 30, 2012:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$—	$—	$—
Owner-occupied	853	1,077	—
Non owner-occupied	683	685	—
Residential real estate—mortgage	13,049	24,350	—
Commercial	17	33	—
Installment and other consumer	1	1

Total impaired loans without a valuation allowance	14,603	26,146	—

Impaired loans with a valuation allowance
Commercial real estate
Construction and development	1,732	2,732	1,000
Owner-occupied	1,844	1,898	372
Non owner-occupied	4,723	4,791	768
Residential real estate—mortgage	19,298	19,743	5,974
Commercial	210	220	58
Installment and other consumer	87	90	11

Total impaired loans with a valuation allowance	27,894	29,474	8,183

Total impaired loans	$42,497	$55,620	$8,183

Average investment in impaired loans for the quarter	$47,603

Income recognized on impaired loans for the quarter	$137

Average investment in impaired loans for the six months	$47,104

Income recognized on impaired loans for the six months	$286

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        The following is a summary of information pertaining to impaired loans as of and for the year ended December 31, 2011:

($ in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans without a valuation allowance
Commercial real estate
Construction and development	$—	$—	$—
Owner-occupied	710	758	—
Non owner-occupied	5,998	6,507	—
Residential real estate—mortgage	12,940	19,556	—
Commercial	294	351	—

Total impaired loans without a valuation allowance	19,492	27,172	—

Impaired loans with a valuation allowance
Commercial real estate
Construction and development	2,325	3,325	751
Owner-occupied	2,946	3,034	425
Non owner-occupied	3,239	3,742	481
Residential real estate—mortgage	22,889	24,958	6,776
Commercial	721	778	215
Installment and other consumer	99	103	13

Total impaired loans with a valuation allowance	32,219	35,940	8,661

Total impaired loans	$51,711	$63,112	$8,661

Average investment in impaired loans for the year	$55,324

Income recognized on impaired loans for the year	$818

        For the three and six months ended June 30, 2011, the Company had an average investment of $57,247,000 and $54,715,000, respectively, in impaired loans and recognized interest income of $291,000 and $457,000, respectively, on impaired loans.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        The following table presents the aging of the recorded investment in past due loans as of June 30, 2012 by class of loans:

($ in thousands)	30 - 59 days past due	60 - 89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$—	$—	$—	$1,732	$1,732
Owner-occupied	—	—	—	2,038	2,038
Non owner-occupied	488	145	—	3,176	3,809
Residential real estate—mortgage	3,265	1,228	156	22,256	26,905
Commercial	86	94	—	192	372
Installment and other consumer	43	15	5	23	86

Total	$3,882	$1,482	$161	$29,417	$34,942

        The following table presents the aging of the recorded investment in past due loans as of December 31, 2011 by class of loans:

($ in thousands)	30 - 59 days past due	60 - 89 days past due	Accruing greater than 90 days past due	Nonaccrual	Total past due and nonaccrual
Commercial real estate
Construction and development	$—	$—	$—	$2,325	$2,325
Owner-occupied	77	931	—	1,232	2,240
Non owner-occupied	1,217	260	—	7,054	8,531
Residential real estate—mortgage	10,322	2,107	213	23,376	36,018
Commercial	23	162	—	652	837
Installment and other consumer	20	13	—	29	62

Total	$11,659	$3,473	$213	$34,668	$50,013

        Internal risk-rating grades are assigned to each loan by lending or credit administration, based on an analysis of the financial and collateral strength and other credit attributes underlying each loan. Management analyzes the resulting ratings, as well as other external statistics and factors, such as delinquency, to track the migration performance of the portfolio balances. Loan grades range between 1 and 8, with 1 being loans with the least credit risk. Loans that migrate toward the "Pass" grade (those with a risk rating between 1 and 4) or within the "Pass" grade generally have a lower risk of loss and therefore a lower risk factor. The "Special Mention" grade (those with a risk rating of 5) is utilized on a temporary basis for "Pass" grade loans where a significant risk-modifying action is anticipated in the near term. Substantially all of the "Special Mention" loans are performing. Loans that migrate toward the "Substandard" or higher grade (those with a risk rating between 6 and 8) generally have a higher risk of loss and therefore a higher risk factor applied to those related loan balances.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

        The following tables present the Company's loan portfolio by risk-rating grades:

	June 30, 2012
($ in thousands)	Pass (1 - 4)	Special Mention (5)	Sub-standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$19,768	$274	$2,010	$—	$—	$22,052
Owner-occupied	100,424	3,314	4,838	—	—	108,576
Non owner-occupied	198,395	9,172	9,776	—	—	217,343
Residential real estate—mortgage	244,871	18,334	39,349	—	—	302,554
Commercial	61,018	1,057	2,437	—	—	64,512
Installment and other consumer	9,989	63	256	—	—	10,308

Total	$634,465	$32,214	$58,666	$—	$—	$725,345

	December 31, 2011
($ in thousands)	Pass (1 - 4)	Special Mention (5)	Sub-standard (6)	Doubtful (7)	Loss (8)	Total
Commercial real estate
Construction and development	$19,749	$147	$2,779	$—	$—	$22,675
Owner-occupied	101,004	3,444	6,452	—	—	110,900
Non owner-occupied	201,960	4,833	14,335	—	—	221,128
Residential real estate—mortgage	260,301	19,190	44,874	—	—	324,365
Commercial	64,406	622	3,276	—	—	68,304
Installment and other consumer	11,760	67	479	—	—	12,306

Total	$659,180	$28,303	$72,195	$—	$—	$759,678

        TDRs of $9.4 million and $16.1 million were performing to their agreed terms at June 30, 2012 and December 31, 2011, respectively. There was approximately $905,000 and $2.0 million, respectively, in specific reserves established for these loans at June 30, 2012 and December 31, 2011. The total amount of TDRs that subsequently defaulted at June 30, 2012 and December 31, 2011 was $12.2 million and $11.2 million, respectively. There was $3.9 million and $4.2 million, respectively, in specific reserves established for these loans at June 30, 2012 and December 31, 2011. The Company has committed to lend additional amounts totaling up to $79,000 as of June 30, 2012 to customers with outstanding loans that are classified as TDRs.

        During the three and six month periods ended June 30, 2012, the terms of certain loans were modified as TDRs. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. The following tables presents additional

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 5—Loans (Continued)

information on TDRs including the number of loan contracts restructured and the pre- and post-modification recorded investment for the three and six months ended June 30, 2012. There were no specific reserves established for loans that were restructured for the three and six months ended June 30, 2012.

	Three Months Ended June 30, 2012
($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructurings
Commercial real estate
Construction and development	0	$—	$—
Residential real estate—mortgage	3	228	239
Commercial	0	—	—

Total	3	$228	$239

	Six Months Ended June 30, 2012
($ in thousands)	Number of Contracts	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
Troubled debt restructurings
Commercial real estate
Construction and development	0	$—	$—
Residential real estate—mortgage	3	228	239
Commercial	1	11	11

Total	4	$239	$250

        There was one loan that was restructured over the past twelve months that did not repay all amounts due on their restructured terms within the three and six months ended June 30, 2012. The Company restructured a commercial loan in 2011 with a balance of $337,000 and accepted a discounted payoff in the first quarter of 2012. The Company received funds of approximately $250,000 and charged-off the remaining balance of approximately $87,000.

Note 6—Fair Value of Financial Instruments

Determination of Fair Value

        The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. In accordance with the accounting standards for fair value measurements and disclosure, the fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 6—Fair Value of Financial Instruments (Continued)

participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument.

        The fair value guidance provides a consistent definition of fair value, which focuses on exit price in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment. The fair value is a reasonable point within the range that is most representative of fair value under current market conditions.

        In accordance with this guidance, the Company groups its financial assets and financial liabilities generally measured at fair value in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value:

        Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

        Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data. Generally, this includes U.S. Government and sponsored entity mortgage-backed securities, corporate debt securities and derivative contracts.

        Level 3: Significant unobservable inputs that are supported by little or no market activity for the asset or liability. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which determination of fair value requires significant management judgment or estimation.

Recurring Fair Value Changes

        Following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such instruments pursuant to the valuation hierarchy.

        Investment securities:    The fair values of securities available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for the specific securities but rather by relying on the securities' relationship to other benchmark

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 6—Fair Value of Financial Instruments (Continued)

quoted securities. All of the Company's investment securities are classified as Level 2, except for its restricted equity securities that are considered to be Level 3.

        Derivative instruments:    The derivative instruments consist of loan level swaps. As such, significant fair value inputs can generally be verified and do not typically involve significant judgments by management.

        Assets and liabilities measured at fair value on a recurring basis are summarized below:

		Fair Value Measurements at June 30, 2012 Using
($ in thousands)	Carrying Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investment securities	$86,665	$—	$83,628	$3,037
Derivative asset positions	326	—	326	—
Derivative liability positions	326	—	326	—

		Fair Value Measurements at December 31, 2011 Using
	Carrying Value
($ in thousands)		Level 1	Level 2	Level 3
Investment securities	$83,653	$—	$80,115	$3,538
Derivative asset positions	301	—	301	—
Derivative liability positions	301	—	301	—

        The Level 3 securities consist of FHLB and FRB stock. The change in the period was solely due to a partial redemption of FHLB stock.

Nonrecurring Fair Value Changes

        Certain assets and liabilities are measured at fair value on a nonrecurring basis. These instruments are not measured at fair value on an ongoing basis, but are subject to fair value in certain circumstances, such as when there is evidence of impairment that may require write-downs. The write-downs for the Company's more significant assets or liabilities measured on a nonrecurring basis are based on the lower of amortized cost or estimated fair value.

        Impaired loans and other real estate owned ("OREO"):    Impaired loans and OREO are evaluated and valued at the time the loan or OREO is identified as impaired. Impaired loans are valued at the lower of cost or market value and OREO is recorded at market value. Market value is measured based on the value of the collateral securing these loans or OREO and is classified at a Level 3 in the fair value hierarchy. Collateral for impaired loans may be real estate and/or business assets, including equipment, inventory and/or accounts receivable. The fair value of an impaired loan is generally determined based on real estate appraisals or other independent evaluations by qualified professionals. Impaired loans and OREO are reviewed and evaluated on at least a quarterly basis for additional impairment and adjusted accordingly based on the same factors identified above. Impaired loans measured on a nonrecurring basis do not include pools of impaired loans.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 6—Fair Value of Financial Instruments (Continued)

        Assets and liabilities with an impairment charge during the current period and measured at fair value on a nonrecurring basis are summarized below:

		Carrying Values at June 30, 2012
($ in thousands)	Total	Level 1	Level 2	Level 3	Total loss
Impaired loans	$7,497	$—	$—	$7,497	$(2,973)
OREO	4,553	—	—	4,553	(1,084)

		Carrying Values at December 31, 2011
($ in thousands)	Total	Level 1	Level 2	Level 3	Total loss
Impaired loans	$11,541	$—	$—	$11,541	$(6,091)
OREO	7,323	—	—	7,323	(1,880)

Fair Value Disclosures

        Accounting standards require the disclosure of the estimated fair value of financial instruments including those financial instruments for which the Company did not elect the fair value option. The fair value represents management's best estimates based on a range of methodologies and assumptions.

        Cash and federal funds sold, interest-bearing deposits in banks, accrued interest receivable, all non-maturity deposits, short-term borrowings, other borrowings, subordinated debt and accrued interest payable have carrying amounts which approximate fair value primarily because of the short repricing opportunities of these instruments.

        Following is a description of the methods and assumptions used by the Company to estimate the fair value of its other financial instruments:

        Investment securities:    Fair value is based upon quoted market prices, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities. Restricted equity securities are carried at cost because no market value is available.

        Loans:    The fair value is estimated for portfolios of loans with similar financial characteristics. Loans are segregated by type, such as commercial, mortgage, and consumer loans. The fair value of the loan portfolio is calculated by discounting contractual cash flows using estimated market discount rates which reflect the credit and interest rate risk inherent in the loan. The estimated fair value of the Subsidiary Banks' off-balance sheet commitments is nominal since the committed rates approximate current rates offered for commitments with similar rate and maturity characteristics and since the estimated credit risk associated with such commitments is not significant.

        Derivative instruments:    The fair value of derivative instruments, consisting of interest rate contracts, is equal to the estimated amount that the Company would receive or pay to terminate the derivative instruments at the reporting date, taking into account current interest rates and the credit-worthiness of the counterparties.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 6—Fair Value of Financial Instruments (Continued)

        Deposit liabilities:    The fair value of time deposits is estimated using the discounted value of contractual cash flows based on current rates offered for deposits of similar remaining maturities.

        FHLB advances:    The fair value is estimated using the discounted value of contractual cash flows based on current rates offered for advances of similar remaining maturities and/or termination values provided by the FHLB.

        The carrying amounts and estimated fair values of the Company's financial instruments are as follows:

	June 30, 2012
			Fair Value Measurement
	Carrying Value	Estimated Fair Value
($ in thousands)			Level 1	Level 2	Level 3
Financial assets:
Cash and federal funds sold	$14,778	$14,778	$14,778	$—	$—
Interest-bearing deposits	84,063	84,063	84,063	—	—
Securities available for sale	86,665	86,665	—	83,628	3,037
Loans, net of allowance for loan losses	702,569	688,089	—	—	688,089
Accrued interest receivable	2,718	2,718	2,718	—	—
Derivative asset positions	326	326	—	326	—
Financial liabilities:
Deposits	817,966	822,344	—	542,017	280,327
Short-term borrowings	15,405	15,405	—	15,405	—
Other borrowings	7,847	7,847	—	7,847	—
FHLB advances	13,150	13,880	—	13,880	—
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310	—	10,310	—
Accrued interest payable	510	510	510	—	—
Derivative liability positions	326	326	—	326	—

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 6—Fair Value of Financial Instruments (Continued)

	December 31, 2011
($ in thousands)	Carrying Value	Estimated Fair Value
Financial assets:
Cash and federal funds sold	$13,760	$13,760
Interest-bearing deposits	81,717	81,717
Securities available for sale	83,653	83,653
Loans, net of allowance for loan losses	737,761	727,714
Accrued interest receivable	3,103	3,103
Derivative asset positions	301	301
Financial liabilities:
Deposits	846,929	851,700
Short-term borrowings	14,384	14,384
Other borrowings	8,581	8,581
FHLB advances	16,653	17,393
Subordinated debt to nonconsolidated subsidiaries	10,310	10,310
Accrued interest payable	687	687
Derivative liability positions	301	301

Note 7—Reconciliation of Non-GAAP Financial Measures

        Below is the reconciliation from GAAP income (loss) before income taxes to the pre-tax core earnings measure that is discussed in Management's Discussion and Analysis on pages 145-148.

	For the Three Months Ended June 30,		For the Six Months Ended June 30,
($ in thousands)	2012	2011	2012	2011
Pre-tax core earnings
Income (loss) before income taxes	$541	$(2,667)	$(1,300)	$(2,671)
Add: Provision for loan losses	2,540	6,300	7,280	10,660
Add: Losses on foreclosed assets	785	1,115	2,090	1,348
Less: Gain on sale of securities	(23)	(237)	(23)	(455)

Pre-tax core earnings	$3,843	$4,511	$8,047	$8,882

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 7—Reconciliation of Non-GAAP Financial Measures (Continued)

        Below is the reconciliation from the GAAP measure of book value per share to tangible book value per share. This ratio is disclosed in the second quarter financial highlights on page 149.

	June 30,
	2012	2011
Tangible book value per share
Book value per share	$11.63	$11.83
Less: Effect to adjust for intangible assets	0.48	0.51

Tangible book value per share	$11.15	$11.32

        Below is the reconciliation from the GAAP measure of equity to assets to tangible equity to tangible assets. This ratio is disclosed in the capital resources section on page 167.

	June 30,
	2012	2011
Tangible equity to tangible assets
Equity to assets	8.79%	8.49%
Less: Effect to adjust for intangible assets	0.33%	0.33%

Tangible equity to tangible assets	8.46%	8.16%

Note 8—Subsequent Events

Proposed Merger with SCBT Financial Corporation

        Subsequent to quarter end, on August 8, 2012, the Company and SCBT Financial Corporation ("SCBT Financial") jointly announced the entry into a definitive merger agreement, dated as of August 7, 2012, under which SCBT Financial will acquire the Company.

        Under the terms of the agreement, the Company's shareholders will receive 0.2503 shares of SCBT Financial common stock for each share of SAVB common stock. The stock issuance is valued at approximately $67.1 million in the aggregate, based on 7,199,237 shares of SAVB common stock outstanding and on SCBT Financial's August 7, 2012 closing stock price of $37.21.

        The merger agreement has been unanimously approved by the board of directors of each company. The transaction is expected to close in the fourth quarter of 2012 and is subject to customary conditions, including approval by both SCBT Financial and SAVB shareholders. At closing, the Company will be merged into SCBT Financial.

Deferred Tax Assets

        As reflected in the Company's consolidated financial statements for the period ending June 30, 2012, the Company recorded $12.6 million of deferred tax assets (net of deferred taxes on unrealized securities gains/losses). These tax assets were recorded as a result of temporary book and tax differences and federal and state tax carryforwards.

THE SAVANNAH BANCORP, INC. AND SUBSIDIARIES

Condensed Notes to Consolidated Financial Statements (Continued)

For the Three and Six Months Ended June 30, 2012 and 2011

(Unaudited)

Note 8—Subsequent Events (Continued)

        Accounting standards provide guidance for determining when a company is required to record a valuation allowance against its deferred tax assets. A valuation allowance is required for deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset may not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the deferred tax asset. In making this assessment, all sources of taxable income available to realize the deferred tax asset are considered, including taxable income in prior carry-back years, future reversals of existing temporary differences, tax planning strategies, and future taxable income exclusive of reversing temporary differences and carry-forwards. The predictability that future taxable income, exclusive of reversing temporary differences, will occur is the most subjective of the sources listed. The presence of cumulative losses in recent years is considered significant negative evidence, making it difficult for a company to rely on future taxable income, exclusive of reversing temporary differences and carry-forwards, as a reliable source of taxable income to realize a deferred tax asset. Judgment is a critical element in making this assessment. Changes in the valuation allowance that result from favorable changes in those circumstances that cause a change in judgment about the realization of deferred tax assets in future years are recorded through income tax expense.

        As a result of entering into the merger agreement, and thus contractually agreeing to forego certain other strategic initiatives that the Company had previously intended to pursue, the positive evidence considered in support of the Company's use of forecasted future earnings as a source of realizing deferred tax assets became insufficient to overcome the negative evidence associated with its pre-tax cumulative loss position. In assessing the need for a valuation allowance, the Company considered all available evidence about the realization of deferred tax assets, both positive and negative, that could be objectively verified. Accordingly, the Company presently expects to record a valuation allowance against its deferred tax assets in the range of $12 to $13 million during the quarter ending September 30, 2012. The valuation allowance is not reflected in the Company's consolidated financial statements for the quarter ended June 30, 2012, because, while the Company's entrance into the merger agreement is a subsequent event for purposes of the quarter ended June 30, 2012, the conditions that the Company considered in determining to record a valuation allowance were not present at any time during the quarter ended June 30, 2012.

        As a result, the Company will record the allowance against its deferred tax asset through income tax expense, which will reduce net income on the statement of operations and reduce shareholder's equity by the same amount. However, this should not have a material effect on the regulatory capital ratios of the Company or its subsidiaries, in that a significant portion of this deferred tax asset was already disallowed for regulatory capital purposes.

        In connection with the other strategic initiatives that the Company was pursuing up to and until the time that the Company entered into the merger agreement, the Company prepaid total expenses of approximately $850,000. As a result of entering into the merger agreement, the Company will expense these amounts during the quarter ending September 30, 2012.

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